U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER
          SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                                 SUNNCOMM, INC.
                 (Name of Small Business Issuer in its charter)



            Nevada                               86-0991301
(State or other jurisdiction of      (I.R.S. Employer Identification No.)
 incorporation or organization)

      668 North 44th Street, Suite 248, Phoenix, Arizona 85008; 602-267-7500
          (Address and telephone number of principal executive offices)

Securities to be registered under Section 12(b) of the Act: None.

                    Common stock, $0.001 par value per share
           Securities to be registered under Section 12(g) of the Act:

TABLE OF CONTENTS

PART I .......................................................................1

ITEM 1:  DESCRIPTION OF BUSINESS .............................................1
   SUNNCOMM HISTORY........................... ...............................1
   DESCRIPTION OF BUSINESS/RESEARCH AND DEVELOPMENT...........................1
   COMPETITION AND THE MARKET.................................................3
     The Problem..............................................................3
     Content Security Technology History......................................3
     Type of Competition and Representative Competitors.......................4
     What Makes Our Product Valuable? ........................................5
   CONTRACTS   ...............................................................5
     Fahrenheit ..............................................................6
     Will-Shown ..............................................................6
   PATENTS, TRADEMARKS, LICENSES, FRANCHISES,
    CONCESSIONS AND ROYALTY AGREEMENTS........................................6
   EFFECT OF EXISTING OR PROBABLE GOVERNMENTAL REGULATIONS ...................7
   RESEARCH AND DEVELOPMENT...................................................7
   EMPLOYEES..................................................................7
   AVAILABLE INFORMATION .....................................................7
   REPORTS TO SECURITY HOLDERS ...............................................7

ITEM 2:  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION ...........7

   PLAN OF OPERATION .........................................................7

ITEM 3:  DESCRIPTION OF PROPERTY .............................................8

ITEM 4:  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.......8

ITEM 5:  DIRECTORS AND EXECUTIVE OFFICERS.................................... 9

ITEM 6:  EXECUTIVE COMPENSATION .............................................11

   OPTION GRANTS IN LAST FISCAL YEAR ........................................12
   AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL
     YEAR AND FISCAL YEAR-END OPTION VALUES..................................12
   COMPENSATION OF DIRECTORS.................................................12
   EMPLOYMENT AGREEMENT WITH PETER H. JACOBS ................................12
   EMPLOYMENT AGREEMENT WITH JOHN D. AQUILINO ...............................13
   EMPLOYMENT AGREEMENT WITH WILLIAM H. WHITMORE ............................13

ITEM 7:  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS .....................14

   ASSIGNMENT AND ASSUMPTION AGREEMENT ......................................14
   CONSULTING AGREEMENT .....................................................14
   MANAGEMENT CONSULTING SERVICES ...........................................14
   CONSULTING AGREEMENT .....................................................15

ITEM 8:  DESCRIPTION OF SECURITIES ..........................................14

PART II .....................................................................15

ITEM 1:  MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS ...........15

ITEM 2:  LEGAL PROCEEDINGS ..................................................16

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ......................17

ITEM 4:  RECENT SALES OF UNREGISTERED SECURITIES ............................17

ITEM 5:  INDEMNIFICATION OF DIRECTORS AND OFFICERS ..........................17

PART F/S:  FINANCIAL STATEMENTS .............................................19

PART III:  INDEX TO EXHIBITS ................................................20

SIGNATURE ...................................................................20

EXHIBIT 3.01 ................................................................21
EXHIBIT 3.02 ................................................................26
EXHIBIT 4.01 ................................................................41
EXHIBIT 4.02 ................................................................45
EXHIBIT 10.01 ...............................................................50
EXHIBIT 10.01A ..............................................................51
EXHIBIT 10.02 ...............................................................53
EXHIBIT 10.03 ...............................................................56
EXHIBIT 10.04 ...............................................................57
EXHIBIT 10.05A ..............................................................72
EXHIBIT 10.05B ..............................................................79
EXHIBIT 10.05C .............................................................102
EXHIBIT 10.06 ..............................................................116
EXHIBIT 10.07 ..............................................................124
EXHIBIT 10.08 ..............................................................134
EXHIBIT 10.09 ..............................................................171
EXHIBIT 10.10 ..............................................................180
EXHIBIT 10.11 ..............................................................184
EXHIBIT 10.12 ..............................................................187
EXHIBIT 10.13 ..............................................................190
EXHIBIT 10.14 ..............................................................199
EXHIBIT 10.15 ..............................................................207
EXHIBIT 10.16 ..............................................................209
EXHIBIT 10.17 ..............................................................213


[CAPTION]
                                     PART I
                        ITEM 1:  DESCRIPTION OF BUSINESS
                       ---------------------------------
SunnComm History

Our predecessor, Compliance Signage, Inc. ("Compliance"), was incorporated in Oregon on August 9, 1993. On April 4, 1996, Compliance changed its name to Ti-Mail, Inc., and increased the number of authorized shares of common stock to 50,000,000.

On November 13, 1998, our Company, Desert Winds Entertainment Corporation, a Nevada corporation, was formed in Nevada and subsequently merged with Ti-Mail on December 10, 1998. On December 10, 1998, we entered into a "Plan and Agreement of Reorganization" with the Whitney Corporation whereby all 6,500,000 issued and outstanding shares of Whitney common stock were acquired by us in exchange for an equal number of shares of its common stock, making Whitney a wholly-owned subsidiary of the Company. Michael Paloma, as Chairman, Chief Executive Officer, and President, assumed our primary management at that time. From December 10, 1998, to April 20, 1999, the mailing and shipping product business of Ti-Mail and the entertainment production business of Whitney each continued to be operated independently. On March 1, 2000, Mr. Paloma resigned as Chairman, Chief Executive Officer and President. On April 20, 1999, we divested of all assets and liabilities related to the business and operations of Ti-Mail and agreed to sell all of the assets of Ti-Mail to certain employees in exchange for their assumption of Ti-Mail's liabilities. As a result of this transaction, the Company was no longer involved in the manufacture and sale of packaging products for mailing and shipping.

On June 15, 2000, we entered into an Assignment and Assumption Agreement with Desert Entertainment, Inc. ("DEI") (a subsidiary in which we had an interest of 49% of the outstanding shares of common stock) and Michael Paloma, pursuant to which the Company transferred certain assets to DEI and DEI assumed, and Michael Paloma guaranteed, certain liabilities related to those assets. On June 19, 2000, we sold all of the outstanding capital stock of DEI owned by us to Michael Paloma in exchange for the forfeiture of his right to receive 500,000 shares of common stock of the Company. As a result of these transactions, we divested the business of developing, producing and marketing full-scale films, television shows and live casino and theatre shows.
Beginning in June, 2000, we changed our focus to become a leading provider of content security technology for digital products worldwide.

Description of Business/Research and Development

We have developed a proprietary technology that inhibits illegal duplication of digital music recordings through content security processes. The growth of digital music has raised enormous concern from record companies, artists, publishers and producers over the loss of revenue from unauthorized distribution of prerecorded digital product. We intend to significantly reduce the copy-capability of digitally recorded music and programming. The Company's process allows record companies to secure their manufactured audio compact discs, thus significantly reducing the risk that music offered through this medium will be not be illegally duplicated.

On May 23, 2000, we entered into an Assignment Agreement with Equity Earnings Corp., d.b.a. Designer Products, an Arizona corporation ("DP"), whereby DP assigned to us all its right, title and interest in and to a proprietary Internet digital rights management system more particularly described in that certain provisional patent application identifiable in the United States Patent and Trademark Office ("USPTO") by Serial No. 60/207,201, filed May 25, 2000. (the "Provisional Patent"). John D. Aquilino, as the "inventor", later assigned all of his rights in this technology to us and we filed a Patent Assignment, which was recorded with the Commissioner of the USPTO. See Exhibit10.01 for a copy of the Patent Assignment. Pursuant to the Assignment Agreement, DP agreed to incur all costs related to developing and delivering to us a working prototype product based upon the Provisional Patent (the "Prototype").

DP further agreed to incur all costs related to converting the Provisional Patent into a utility patent application and pursuing and obtaining approval of said application from the USPTO. Upon the execution of the Assignment Agreement, we transferred to DP 2,000,000 restricted shares of the Company's common stock and delivered 4,000,000 restricted shares of the Company's common stock into escrow. Upon delivery of the Prototype and an assignment from the developer of all right, title and interest related thereto, we have agreed to deliver to DP from the escrow an additional 2,000,000 shares of the Company's restricted common stock. Upon our developing and delivering to market any product based upon or derived from the Prototype, Provisional Patent or any subsequently approved utility patent based thereon, we shall deliver to DP from the escrow an additional 2,000,000 restricted shares of the Company's common stock. We shall pay to DP fifty percent (50%) of any and all royalty revenue generated from the licensing or other commercial exploitation of any such product(s). See Exhibit 10.02.

Pursuant to an agreement between Mr. Aquilino, an officer and director of the Company, and DP, Mr. Aquilino owns a right to receive half of the stock and royalty compensation received by DP from the Company pursuant to the Assignment Agreement. Mr. Aquilino has assigned his right to receive his one -half interest in the royalties and the escrowed stock to the Company. See Exhibit
10.03 for a copy of the Assignment of Royalty.

Although we believe that future applications may be available for our Internet digital rights management system, we believe that more recently developed technology has greater potential in the optical media market.

In August of 2000, we engaged BTEK Software, Inc. ("BTEK") to develop and deliver a technology designed to prohibit the unauthorized duplication of optical media. On March 6, 2001, we memorialized our relationship with BTEK in that certain Master Development Agreement ("MDA") whereby BTEK completed and delivered to us a technology we refer to as "Digital Content Cloaking (tm) Technology, Version 1.0 ("DC2(tm)")", together with all right, title and interest in and to the technology. The Company intends to market DC2(tm) under the tradename "MediaCloQ". The MDA provides that BTEK shall receive an aggregate of 1,175,000 shares of restricted common stock of the Company, a royalty of one percent (1%) of the net factory sales price on all sales of products incorporating MediaCloQ(tm) and a cash payment. See Exhibit 10.04. A provisional patent application was filed with the USPTO with respect to DC2(tm).

MediaCloQ(tm) content security features are not resolvable using any single solution, greatly reducing the probability of loss to illegal duplication. We intend to charge a royalty to recording companies to incorporate MediaCloQ(tm) into their products.

Presently, MediaCloQ(tm) secures audio compact discs ("CDs") from unauthorized duplication. We are seeking to develop proprietary technology applications for additional optical media formats, including CD Rom (i.e. software programs on compact discs) , DVD (digital virtual disc), DVDA (digital virtual disc audio) and VCD (video compact disc). On or about April 17, 2001, pursuant to a license agreement between the Company and Fahrenheit Entertainment, Inc.

(see "Contracts" below), Music City Records will commercially release the latest CD by country music recording legend Charley Pride incorporating MediaCloQ(tm).

We have selected Microsoft Windows Media Rights Manager Software Development Kit7(r) (the "Microsoft Windows MRM") to couple with MediaCloQ(tm) to protect on-line downloads from unauthorized duplication, pursuant to a license agreement with Microsoft(r) . See Exhibit 10.05.

                           Competition and the Market

                                  The Problem

Music publishing is the business of acquiring and developing rights in musical compositions. The U.S. Copyright Act confers upon songwriters the exclusive legal right to control the public dissemination of their songs and to receive compensation for the use of their songs. Generally, the right to receive copyright royalties extends for the life of the songwriter plus 50 years following his or her death. Income generated by the use of a song is oftentimes split between the songwriter and publisher, with the publisher in most instances responsible for promoting the use of the song, collecting income on behalf of the songwriter and for distributing his or her share.

Music publishers earn their revenue from licensing the right to use songs in their catalog - a right they have to the exclusion of all others. Every time a song is used or performed, the owner of the copyright must grant permission, a license must be issued and a payment must be made. The more a song gets performed or used the more income is generated for the publisher and songwriter. Digital technology brings music to a wider public, affords niche artists access to their audiences, makes music widely available, and distributes old, new and unusual music at affordable prices.

A major problem faced by the music publishing and recording industry is "music piracy." Music piracy generally refers to the illegal duplication and distribution of video and sound recordings, and includes four specific forms:

1. Illegally copied recordings are the unauthorized duplication of only the sound of legitimate recordings, as opposed to all the packaging, i.e., the original art, label, title, sequencing, combination of titles, etc.

2. Counterfeit recordings are unauthorized recordings of the prerecorded sound as well as the unauthorized duplication of original artwork, label, trademark and packaging.

3. Bootleg recordings (or underground recordings) are the unauthorized recordings of a live concert or a musical broadcast on radio or television.

4. Online piracy is the unauthorized uploading of a copyrighted sound recording and dissemination to the public, even if the recording is not resold.

Content Security Technology History

Before 1986, the government and large companies were the only real users of content security technology. In 1986, "Pretty Good Privacy" ("PGP") was introduced, a 128-bit public key encryption program.

PGP is now available both in commercial and free products and is one of the most widely used content security programs on the Internet. Industry vendors are beginning to adopt elliptic curve cryptography (ECC), which uses complex mathematical functions to scramble audio and video content.

ECC offers security more difficult to penetrate in a smaller key length, and is generally regarded as being faster and requiring less processing power. The ECC technology is available free of charge.

Modern content security is achieved with algorithms that use a "key" to encrypt and decrypt messages by turning text or other audio and video content into digital gibberish and then by restoring it to its original form. The longer the "key," the more computing required to "crack" the code. To decipher an encrypted message by trial and error, one would need to try every possible key. Computer keys are made of "bits" of information, binary units of information that can have the value of zero or one. An eight-bit key has 256 (two to the eighth power) possible values. A 56-bit key creates 72 quadrillion possible combinations. If the key is 128 bits long, or the equivalent of a 16-character message on a personal computer, to crack the code by trial and error would be
4.7 sextillion (4,700,000,000,000,000,000,000) times more difficult than deciphering a 56-bit key. Given the current power of computers, a 56-bit key is considered penetrable. To penetrate a 128-bit key, one would need access to an enormous amount of computing power.

Type of Competition and Representative Competitors

The content security industry is characterized by rapid technological change, frequent innovations, and evolving operating platforms. To remain competitive, we must plan to regularly enhance the functionality of our proprietary technology and introduce new programs while reducing our research and development costs. Even if successful, alternative technologies may develop, which, if they achieve widespread market acceptance, could supplant our technology and make it obsolete. Our failure to respond to any of these market pressures would adversely affect our business, results of operations and financial condition.

There are a number of companies that are more established, benefit from greater market recognition, and have substantially greater financial, development, manufacturing and marketing resources than us. Our ability to compete successfully in the rapidly evolving area of content security depends on factors both within and outside our control, including:

* performance and price;
* features and functionality;
* adaptability of products to specific applications;
* support of product differentiation by our customers;
* length of development cycle;
* support for new communications standards and protocols; and
* technical service and support.

Our failure to compete successfully as to any of these or other factors could materially and adversely affect us.

Security measures either (i) mark copied material as authentic, i.e., digital watermarking; (ii) modify the content available by reducing the quality of the music or attaching advertising material to tracks; or (iii) prevent altogether the unauthorized duplication of copy-written material. Our MediaCloQ(tm) proprietary technology adopts this latter strategy of barring duplication. Other means of barring duplication include: systems using on-line "musical" currency and other micropayment systems, long key encryption, public key cryptography systems (e.g., Motorola's CipherNET(r) or the prospective public domain Advanced Encryption Standard), hardware-based protection (chips, computers, peripherals, secure containers), portable flash memory devices, and compression codices. In management's judgment, all of these technologies are inferior to our MediaCloQ(tm). They are either too cumbersome, too expensive, require additional hardware, or significantly degrade the music quality.
The best-known competitor of the Company is TTR Technologies, Inc., a publicly traded Israeli development stage company that is in the process of developing and designing anti-piracy software technologies that purport to provide copy protection for music distributed on CDs. The company's proprietary product SafeAudio(tm) Toolkit is purported to be designed to prevent unauthorized CDs from operating as intended.

While not a direct competitor, the Secure Digital Music Initiative ("SDMI)"is a forum of more than 180 companies and organizations whose goal is to develop a voluntary, open framework for playing, storing, and distributing digital music in a protected form. Member companies develop security measures in a wide array of technological solutions. To the knowledge of management, none of the companies within the SDMI consortium have technology which is directly competitive with ours.

What Makes Our Product Valuable?
MediaCloQ(tm) provides content security qualitatively different from other technologies. A shrink-wrapped audio compact disc purchased off-the-shelf that is manufactured incorporating MediaCloQ(tm) cannot be digitally copied. Incorporating MediaCloQ(tm) causes no degradation in sound quality. A recording studio simply provides the recording to the mastering facility, while requesting the mastering facility to incorporate MediaCloQ(tm) during the manufacturing process. The mastering facility can easily update its encoders to enable the incorporation of MediaCloQ(tm).

In a simplified scenario, the digital content - a song, for example - is created and made ready for duplication in the form of CDs. During the mastering process, a glass master containing the digital sound recording is created to mass -produce CDs. During the pre-mastering and encoding phase, just prior to the creation of the glass master, MediaCloQ(tm) is applied to the glass master, which "cloaks" the digitally recorded content from duplication equipment such as PC CD-ROM audio CD simulators, CD replicators or other digital duplication devices. In addition to cloaking the content, MediaCloQ(tm) adds a standard data track containing a MediaCloQ(tm) Enhanced Table of Contents ("TOC") that is different from the Redbook TOC as part of the 908 Redbook standard. This Enhanced TOC contains recording, track and author data as well as encryption data that allows the user to download the Microsoft Windows MRM protected versions of the WM8 files associated with the original CD's TOC directly from the Company's website for use on the user's PC or portable device. These files are protected with the Microsoft Windows MRM solution and can only be played on the device for which such files are authorized.

In some instances, the digital content rights holder has the option to make certain rights available to end-users, such as the ability to transfer the digitally distributed file to a portable media player device, such as a Rio(tm) MP3(tm) player.

Once transferred, the newly created file can then be further restricted to only play or delete, thereby remaining secure, even on additional devices. This option allows for consumers to use protected content on mobile devices while protecting the rights of the digital content rights holders.

Because our cloaking process is applied at the glass mastering stage, we believe that it provides greater security to the digital content from skilled hackers, permits efficient and convenient incorporation into production lines, and allows quality assurance prior to mass production.
Contracts
The Company intends to actively market MediaCloQ(tm) to major and independent recording companies on a national and international basis. The Company has executed the following contracts.

Fahrenheit

On December 1, 2000, we entered into a one-year license agreement with Fahrenheit Entertainment, Inc., ("Fahrenheit") an independent record label, granting Fahrenheit a royalty-free, nonexclusive, nontransferable worldwide license to incorporate MediaCloQ(tm) into its products. In exchange, Fahrenheit has agreed to act as a technology partner during the term of the agreement. Fahrenheit must ship 25,000 CD units per month. See Exhibit 10.06. On or about April 17, 2001, pursuant to this license and in coordination with Fahrenheit, Music City Records shall commercially release the latest CD by country music recording legend Charley Pride entitled "A Tribute to Jim Reeves", which incorporates MediaCloQ(tm). This agreement does not pay any royalties to us.

Will-Shown

On December 5, 2000, we entered into a license agreement with Will-Shown Technology Company, Ltd. ("Will-Shown"), granting Will-Shown a nonexclusive, nontransferable worldwide license to incorporate MediaCloQ(tm) into its CD products. The license is exclusive only as it relates to artists that Will-Shown promotes and distributes pursuant to a written exclusive recording agreement with such artists. As a condition to Will-Shown's rights arising under this license, Will-Shown must pay a $40,000 advanced royalty, and will pay a three percent (3%) royalty on the net factory sales price on each unit sold incorporating MediaCloQ(tm) , but in no event shall we receive a royalty of less than twenty cents ($0.20) for each unit sold. Payment shall be calculated on a monthly basis and shall be paid within thirty (30) days from the end of each prior month.

The initial term of the license is seven (7) years with three (3) consecutive option periods of two (2) years each, beginning at the end of the initial term. Each option is subject to meeting the minimum performance requirements described above. See Exhibit 10.07.

Will-Shown has not yet paid the advanced royalty of $40,000, and the Company and Will-Shown have each mutually agreed to defer the effective date of the license agreement so we may focus our efforts on the domestic market.

Although we intend to enter into additional contracts to distribute our products, there is no assurance that we will be successful in consummating any additional agreements.

Patents, Trademarks, Licenses, Franchises, Concessions and Royalty Agreements

"Digital Content Cloaking(tm)", "DC2(tm)", "MediaCloQ(tm)" and "SunnComm(tm) " are trademarks of SunnComm, Inc. in the United States and other countries. Otherwise, all trademarks and tradenames referred to in this Form 10-SB are the property of their respective owners.

We expect to rely on a combination of copyright, trademark, patent and trade secret laws, and restrictions on disclosure to protect our intellectual property rights. Although we attempt to protect our intellectual property rights, we may be unable to prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect the Company's proprietary rights as fully as in the United States.

In addition, other persons or companies may allege that our products infringe upon their proprietary rights. Any assertion that our products infringe upon their proprietary rights would force us to defend ourselves or our customers, manufacturers or suppliers against alleged infringement of intellectual property rights. We could incur substantial costs to prosecute or defend this litigation. If we were found to have infringed upon another person's proprietary rights and were unable to develop non-infringing technology or license the infringed technology on acceptable terms and on a timely basis, we could be forced to stop using the infringed technology and our business, results of operations and financial condition would be materially adversely affected.

Effect of Existing or Probable Governmental Regulations

Federal patent, trademark and copyright laws protect our technology and preserve much of the net present value in the Company. If the Federal government changes the effect or import of the current intellectual property regime, in response to content security developments or otherwise, we could be materially adversely affected. The costs and effects of compliance with environmental laws are minimal.

Research and Development

While we intend to market a product for which extensive research and development costs have been expended, in 1999 those costs had been borne by the developers with whom we have contracted. In 2000, however, we incurred $127,500 in research and development expenses.

Employees

We anticipate the establishment of a technical and support department that we expect will grow to five (5) employees. The establishment of the sales and marketing departments will initially employ three (3) people. General and administrative operations are expected to employ approximately ten (10) in-house personnel. We currently employ eight (8) and expect to employ fifteen
(15) to twenty (20) people within twelve (12) months. We currently contract with three (3) independent contractors.

Available Information

The public may read and copy any materials we file with the Securities and Exchange Commission (the "SEC") at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800- SEC-0330. If we elect to file electronically, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is <http://www.sec.gov>. Our Internet address is
<http://www.sunncomm.com>. Information contained on our website is not part of this Form 10-SB or any other securities disclosure.

Reports to Security Holders

The SEC's proxy rules and regulations require us to send an annual report to security holders, which we will issue in accordance with those rules.


        ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
        -----------------------------------------------------------------

Plan of Operation

Until we enter into a distribution contract which provides royalty payments of a sufficient amount to support our operating costs, we will continue to rely on the sale of debentures to finance our operations. Although we are actively seeking record companies and other distributors of digital content to sell products with our technology incorporated, we have not consummated any agreement providing any royalties. We are uncertain as to the time required to educate the market as to the viability and availability of our products. We anticipate that to meet our payroll obligations, we will need approximately $35,000 per month for the year ended March 31, 2002. There is no assurance that this estimate may not increase particularly if we need to allocate a greater amount to ongoing research and development costs to upgrade our technology.

Most of the proceeds we receive will pay salaries of employees, which we anticipate to increase from eight (8) to approximately fifteen (15) or twenty
(20) and to independent contractors for research and development costs. We believe that we will not need to purchase any equipment as we anticipate that our revenues will come from the licensing of our technology and we do not anticipate upgrading our computer hardware during the coming year.
Our anticipated revenues will be based on the sale of products by our customers to consumers, and will be affected by the seasonal buying trends typically found in the consumer-entertainment retail industry. For example, revenues, if realized, are likely to be higher during the Christmas buying season, but lower in the quarter immediately following.

In fiscal 2000 (ending September 30), we raised $455,000 from the sale of convertible debentures and $87,700 from the sale of unregistered common stock, all of which was raised after March 12, 2000. From October 1, 2000, through March 31, 2001, we raised an additional $719,492 from the sale of convertible debentures and $243,900 from the sale of unregistered common stock.

We expect to use the proceeds of financing activities to complete the research and development, beta testing, and rollout of our proprietary content security technology for CD Rom, DVD, DVDA, VCD and other digital media.


                         ITEM 3: DESCRIPTION OF PROPERTY
                         --------------------------------

We currently own no real property and do not invest in real property. Our principal place of business is leased pursuant to a long-term, non-cancelable seventy-two (72) month operating lease for office space in Phoenix, Arizona, which commenced on July 1, 2000. Future minimum lease rentals aggregate $813,853 through September 30, 2005. The lease provides for one five-year lease renewal at market rates. The following is a summary of the minimum lease rentals payable for each of the next five (5) years as of the end of the fiscal year.

                            Year             Rent
                            ----             ----
                            2001          $136,147
                            2002          $187,548
                            2003          $197,709
                            2004          $209,289
                            2005          $ 83,160
                           ------------------------
                            For a total of $813,853

See Exhibit 10.08 for more information.

      ITEM 4: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
      ----------------------------------------------------------------------

The following table sets forth certain information regarding the beneficial ownership of the Company's common stock as of March 31, 2000, by:

* all Directors;

* each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the outstanding common stock;

* each executive officer named in the Summary Compensation Table below; and

* all Directors and executive officers as a group.

The number of shares beneficially owned by each Director or executive officer is determined under the SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under the SEC rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power. In addition, beneficial ownership includes any shares that the individual has the right to acquire within sixty (60) days of March 31, 2000, through the exercise of any stock option or other right. Unless otherwise indicated, each person listed below has sole investment and voting power (or shares such powers with his or her spouse).

In certain instances, the number of shares listed includes, in addition to shares owned directly, shares held by the spouse or children of the person, or by a trust or estate of which the person is a trustee or an executor or in which the person may have a beneficial interest.

                                                    Number of Shares of Common Stock
                                                          Beneficially Owned

                                                              Vested
Name and Address of Beneficial Owner             Shares      Options(1)    Total    Percent(2)
------------------------------------             --------------------------------------------
Peter H. Jacobs
668 North 44th Street, Suite 248
Phoenix, Arizona 85008                           5,666,666   4,000,000   9,666,666    20.47%

John D. Aquilino
668 North 44th Street, Suite 248
Phoenix, Arizona 85008                           4,066,666   2,000,000   6,066,666    13.41%

Stephen F. Burg
668 North 44th Street, Suite 248
Phoenix, Arizona 85008                           2,466,666   1,500,000   3,966,666    8.87 %

William H. Whitmore
668 North 44th Street, Suite 248
Phoenix, Arizona 85008                              25,000     700,000     725,000     1.65%
------------------------------------             --------------------------------------------
All Directors and Executive
 Officers as a group                            12,224,998   8,200,000  20,424,998    39.71%

Michael Paloma(3)                                2,380,000           0   2,380,000     5.50%

(1) Including 2,000,000 options issued to Mr. Jacobs under his Employment Agreement described below. The balance of options were issued pursuant to Incentive Stock Option Agreements described below.
(2) Assuming that all of the options listed had been exercised.
(3) Mr. Paloma was a director of the Company until March 2000.


                                 ITEM 5: DIRECTORS AND EXECUTIVE OFFICERS
                                                                                           Other
                                                                                        Directorships
                                                                                           Held In
                                                                                          Reporting
Name       Age   Position           Term of office; periods of service                   Companies
----       ---   --------           ----------------------------------                 -------------
Peter H.         Director,          As an officer, Mr. Jacobs has entered
Jacobs     52    President and      an Employment Agreement for 5 years,
                 Chief Executive    beginning June 1, 2000.  As a director,
                 Officer            began service on March 8, 2000, and was
                                    elected to another term at the annual
                                    shareholder meeting held on
                                    November 7, 2000.
John D.
Aquilino   35    Chairman, Chief    As an officer, Mr. Aquilino has entered an
                   Technology       Employment Agreement for 2 years, beginning
                    Officer         June 1, 2000.  As a director, began service on
                                    June 9, 2000, and was elected to another term
                                    at the annual shareholder meeting held on
                                    November 7, 2000.
Stephen
F. Burg    63     Director,         As a director, began service on June 9, 2000,           Xechem
                  Corporate         and was elected to another term at the annual       Pharmaceuticals
                  Secretary         shareholder meeting held on November 7, 2000.           (ZKEM)
                  and  Treasurer                                                           Wolfstone
                                                                                          Corporation
                                                                                            (WSCO)
William H.
Whitmore   41     Vice President    As an officer, Mr. Whitmore has entered an
                                    Employment Agreement for 2 years, beginning
                                    January 26, 2001.

Peter H. Jacobs, age 52, is a Director and is the President and Chief Executive Officer of the Company. After serving in the Army during the Vietnam Era, Mr. Jacobs studied math and political science at the University of Oregon. Mr. Jacobs has over twenty (20) years of executive level telecommunications and technology experience, with over twelve (12) years of experience, from 1986 to September 1998, as the President of a nationwide public telecommunications company, Fone America, Inc. At Fone America he was responsible for the conception, development, and "roll-out" of important telecommunications products, including the introduction of the prepaid calling card in the United States, national "flat-charging" of long distance phone calls, and the successful "roll-out" of thousands of advanced vending machines nationwide in an extremely short period of time. From 1998 to February, 2000, he became the principle consultant to, and significant shareholder in, Sunrise Communications, LLC, an Oregon limited liability corporation. Mr. Jacobs has owned and managed several high technology firms, including StellarVision International, which pioneered satellite-fed, pay-per-day movies in hotels without the need of set-top converters. In March 2000, he joined SunnComm. He has owned and marketed low power television stations in San Diego, among other cities. Mr. Jacobs has authored and published a book on satellite television for non-technical readers, entitled "Everything You Wanted to Know About Satellite Television," and earlier in his career, was an on-air personality for WHBI-FM, a local New York area radio station. He helped finance his college education by producing live concerts in his own production company. He resides in Fair Oaks, California.

John D. Aquilino, age 35, is a Director, Chairman, and the Chief Technology Officer. He has spent ten (10) years performing in major venues throughout the U.S. and abroad with his musical group, ICON, and subsequently was involved in the business of the music industry, A&R (artist and repertoire), and production. Mr. Aquilino's previous experience includes artist production and development for Capital Records, EMI Records, Atlantic Records and Mega Force Records, in his capacity as President of Scorpio Entertainment, an Arizona sole proprietorship, from 1990 to January 2000. In addition, Mr. Aquilino has worked with such artists as Frank Sinatra, Gladys Knight, Stevie Wonder, Billy Squire, and Quiet Riot, among others. He resides in Mesa, Arizona.

Stephen F. Burg, age 63, is a Director and is the Secretary of the Company. He holds a Bachelor's degree in business from Boston University. After twenty (20) years of senior management within a public corporate environment (Evans Products Company NYSE), he formed S.B. Corporate Consulting, Inc., in 1986. Mr. Burg's company offers corporate growth strategies for public and private companies, and provides services to clients in restructuring an operating base; guidance in how to prepare for raising of equity financing through public investment; and assisting in identifying and acquiring additional assets or other companies or products. Among the clients SB Corporate Consulting, Inc., has represented are Xechem International, Inc. (ZKEM), a development stage biopharmaceutical company that is traded on the OTC-BB as ZKEM, based in New Brunswick, NJ (Mr. Burg is an active board member for the past five (5) years). At Wolfstone Corporation (WSCO), Mr. Burg assisted in corporate development, and now serves on the board of directors. He resides in Fairfield, California. William H. Whitmore, age 41, is Vice President of Marketing and Communications. Mr. Whitmore attended Northern Arizona University where he studied business administration and computer science.

He previously served as Executive Vice President for Ekid Network, Inc., a media content company for children. While in this position, Mr. Whitmore managed all aspects of administration, technical development and marketing for the company, which produced educational animated software that enabled children to safely access the Internet. Concurrently, he was the representative for the investment group that funded the company and numerous other projects. Mr. Whitmore managed an extensive portfolio that included restaurants, real estate and one-stop Internet ventures. Prior to joining Ekid Network, Mr. Whitmore was the Vice President of Operations for TCGB, a manufacturer and distributor of unique products for the children's beverage market. In this role, he worked closely with the production and marketing team managing all aspects of product development, purchasing and procurement, shipping and receiving, logistics, customer service and administration.


                          ITEM 6: EXECUTIVE COMPENSATION

The following table sets forth certain compensation paid or accrued by the Company to certain employees.

                            Summary Compensation Table
                            --------------------------

                                         Annual            Restricted Stock
   Name and Principal Position    Year   Salary ($)        Award (1)
   ---------------------------    ----   ----------        ----------------
     Peter H. Jacobs, CEO         2000    125,000            $702,000
     John D. Aquilino, CTO        2000     75,000            $299,000
     Stephen  F. Burg, Sec.       2000    104,000            $234,000
   ---------------------------    ----   ----------        ----------------
(1) On May 25, 2000, a disinterested majority of the board approved a resolution allocating to Mr. Jacobs, Mr. Aquilino and Mr. Burg 5,400,000, 2,300,000 and 1,800,000 shares, respectively, of the Company's common stock as compensation for putting together a qualified operating team for the Company. On that date the closing price of the Company's stock was $0.17, the value of which has been discounted approximately 20% to $0.13, as this stock is restricted.

                        Option Grants in Last Fiscal Year
                               ---------------------------------
                                       Individual Grants

                     Number of               Percent of Total
                     Securities              Options/SARs
                     underlying              Granted to
                     Options/ SARs           Employees to      Exercise or Base
                     Granted                 Fiscal            Price                 Expiration
                     (1)(b)                  Year(c)           ($/.Sh)(d)              Date(c)
-----------------------------------------------------------------------------------------------
Peter H. Jacobs    2,000,000(1)               25.81              $0.20             June 1, 2005
Peter H. Jacobs    2,000,000(2)               25.81              $0.20        November 28, 2010
John D. Aquilino   2,000,000(3)               25.81              $0.20        November 28, 2010
Stephen F. Burg    1,500,000(4)               19.35              $0.20        November 28, 2010

(1) Mr. Jacobs received these options pursuant to the terms of his Employment Agreement (see
 Exhibit 10.09).

(2) Mr. Jacobs received these options pursuant to the terms of his Incentive Stock Option
    Agreement (see Exhibit 10.10).
(3) Mr. Aquilino received these options pursuant to the terms of his Incentive Stock Option
    Agreement (see Exhibit 10.11).
(4) Mr. Burg received these options pursuant to the terms of his Incentive Stock Option
 Agreement (see Exhibit 10.12).


 Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option

                                        Number of Unexercised      Value of Unexercised In-the
                                        Options at                 Money Options
            Shares         Value        Fiscal Year End            at Fiscal Quarter Ended
            Acquired on    Realized     Exercisable/               December 31, 2000
Name        Exercise(#)    ($)          Unexercisable
-----------------------------------------------------------------------------------------------
Peter H.
Jacobs        n/a          n/a           4,000,000 / 0                $400,000 / 0

John D.
Aquilino      n/a          n/a           2,000,000 / 0                $200,000 / 0

Stephen F.
Burg          n/a          n/a           1,500,000 / 0                $150,000 / 0

(1) The share price on December 29, 2000, was $0.30.

Compensation of Directors

Each Director holds office until the next annual meeting of shareholders, or until their successors are elected and qualified, whichever is later. Outside Directors are compensated for expenses incurred in the performance of the Company's business at the rate of $1,000 per month.

Employment Agreement with Peter H. Jacobs

The Company's employment agreement with Peter H. Jacobs requires him to act as its Chief Executive Officer and President from June 1, 2000, and continuing for a period of five (5) years, unless automatically renewed or earlier terminated. His initial annual base salary is $125,000, subject to annual upward-only adjustment, and includes the grant of an incentive bonus and stock options. Pursuant to this agreement, he has received options to acquire up to 2,000,000 shares of the common stock of the Company at a price of $0.20 each, exercisable until the end of the term of the employment agreement. Other benefits include health, medical and life insurance, living accommodations for a period of one
(1) year, weekly travel expenses between Sacramento and Phoenix, an automobile, ordinary and necessary business expenses, a retirement or pension plan, if and when implemented by the Company, and twelve (12) days paid vacation during the first year under the Company's vacation policy.1 The Company may end Mr. Jacobs' employment for "cause," in which case any unexercised stock options shall automatically expire and his salary shall terminate. The Company may also terminate Mr. Jacobs' employment at any time, without cause, as in the case of a change of control of the Company, in which case the Company shall pay a separation bonus payment in an amount equal to 2.99 times his annual base salary at the time of termination and his salary shall continue to be due until the end of the term of the agreement. If, at the end of the initial term, Mr. Jacobs' employment is not renewed by the Company, he shall be entitled to receive a separation bonus in an amount equal to 2.99 times his annual base salary at the time of such termination. Mr. Jacobs has entered into a covenant not to compete with the Company, which is coterminous with the Employment Agreement. All of Mr. Jacobs' inventions or creations conceived while the Company employs Mr. Jacobs will belong to the Company. See Exhibit 10.09.

Employment Agreement with John D. Aquilino

The Company's employment agreement with John D. Aquilino requires him to act as its Chairman and Chief Technology Officer from June 1, 2000, and continuing for a period of two (2) years, unless automatically renewed or earlier terminated. His initial annual base salary is $75,000, subject to annual upward-only adjustment, complimented by an incentive bonus and stock options. Other benefits include health, medical and life insurance, business-related travel expenses, ordinary and necessary business expenses, a retirement or pension plan, and twelve (12) days paid vacation during the first year under the Company's vacation policy.2 The Company may end Mr. Aquilino's employment only for cause, in which case his salary shall terminate. Mr. Aquilino has entered into a covenant not to compete with the Company, which is coterminous with the Employment Agreement. All of Mr. Aquilino's inventions or creations conceived while the Company employs Mr. Aquilino will belong to the Company. See Exhibit 10.13.

Employment Agreement with William H. Whitmore

The Company's employment agreement with William H. Whitmore requires him to act as its Vice President of Marketing and Communications from January 26, 2001, and continuing for a period of two (2) years, unless automatically renewed or earlier terminated. His initial annual base salary is $78,000, he received 25,000 shares of common stock as a signing bonus, subject to annual upward-only adjustment, complimented by an incentive bonus and stock options. Other benefits include health, medical and life insurance, business-related travel expenses, ordinary and necessary business expenses, a retirement or pension plan, and three (3) weeks paid vacation during each of the first two (2) years of the Term. The Company may end Mr. Whitmore's employment only for cause, in which case his salary shall terminate. Mr. Whitmore has entered into a covenant not to compete with the Company, which is coterminous with the Employment Agreement. All of Mr. Whitmore's inventions or creations conceived while the Company employs Mr. Whitmore shall belong to the Company. See Exhibit 10.14.

              ITEM 7: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Assignment and Assumption Agreement

On June 14, 2000, we entered into an Assignment and Assumption Agreement with Desert Entertainment, Inc. an Arizona corporation ("DEI"), and Michael Paloma pursuant to which we transferred certain assets to DEI and DEI assumed, and Michael Paloma guaranteed, certain liabilities related to those assets. On June 19, 2000, we sold all of the outstanding capital stock of DEI owned by us to Michael Paloma in exchange for 500,000 shares of common stock of the Company. Mr. Paloma is a former officer and director of the Company. The board approved the consideration as fair to the Company.

See Exhibit 10.15 for a copy of the Assignment and Assumption Agreement.

Consulting Agreement

On March 17, 2000, we entered into a Consulting Agreement with S.B. Corporate Consulting, Inc., a Nevada corporation ("SB"), wholly owned by Stephen F. Burg, a director of the Company, pursuant to which SB agreed to provide corporate counseling services in exchange for $2,000 per week for the duration of the consulting relationship. Additionally, SB received a $30,000 bonus for services provided through June 30, 2000. A disinterested majority of the board approved the consideration as fair to the Company. See Exhibit 10.16 for a copy of the Consulting Agreement.

Management Consulting Services

During 2000, we issued 2,000,000 shares of the Company's common stock to Planet 10 Partners, Inc., a Nevada corporation, for management consulting services valued at $350,000. Mr. Jacobs, Mr. Aquilino and Mr. Burg each own one-third of Planet 10 Partners. The board of directors believed that this transaction was fair to the Company in light of the services rendered, particularly as it involved no payment of cash.

Consulting Agreement

On August 18, 2000, we entered into a Consulting Agreement with Kenneth W. Fagan, whereby Mr. Fagan agreed to act as Special Advisor to the board of directors and a corporate consultant. The term of the agreement is one (1) year. We paid Mr. Fagan an initial payment of $2,500 upon the execution of the agreement. We also agreed to pay Mr. Fagan $2,000 per month during the term, along with 250,000 restricted shares of the Company's common stock upon the execution of the agreement. Mr. Fagan has a right to earn up to 750,000 options at an exercise price of .22as follows: 34% to be issued upon the signing of three (3) licensing agreements with major software vendors ($25,000000 + in revenues) delivered by Mr. Fagan, and 66% to be issued upon the signing of a licensing agreement with a large independent software vendor (such as Oracle, Microsoft, etc.) delivered by Mr. Fagan. See Exhibit 10.17 for a copy of the Consulting Agreement.

                        ITEM 8: DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 100,000,000 common shares, par value $0.001, 43,235,097 of which were outstanding as of March 31, 2001, and held of record by approximately 2000 shareholders. The following summary of certain provisions of the common shares does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Articles of Incorporation, as amended, and Bylaws, each of which is attached as Exhibit 3.01 and Exhibit 3.02, respectively, as well as by the provisions of applicable law.

As disclosed in Part II, Item 4, below, we issued convertible debentures to various investors. The debentures bear interest at five percent (5%) per annum. The conversion feature of the debt is automatic upon the effectiveness of any registration statement to be filed by the Company. See Exhibits 4.01 and 4.02 for more information.

In addition, some of the debenture holders received "A" and "B" warrants which confer upon them the right to buy a share of common stock at the opening bid price and $2 above the opening bid price, respectively, of our first underwritten public offering following the warrant issue date, and may be exercised at any time after the first day of the seventh month and nineteenth month, respectively, following the issue date. We have the right to redeem the warrants for $15 and $20 each, respectively, at any time. See Exhibits 4.03 and
4.04 for more information.

Our Articles of Incorporation, as amended, authorize the issuance of up to one hundred million common shares. Holders of common shares are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefor. Upon the liquidation, dissolution or winding up of the Company, after payment of all debts and other liabilities of the Company, the holders of common shares are thereafter entitled to receive ratably the remaining net assets of the Company.

Holders of common shares have no preemptive subscription, redemption or conversion rights. The common shares are, when issued, fully paid and non-assessable.

The Transfer Agent for the shares is First American Stock Transfer, 1717 East Bell Road, Suite 2, Phoenix, Arizona 85022, 602-485-1346, facsimile 602-788-0423.

                                     PART II

         ITEM 1: MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Our common stock is currently traded on the OTC Pink Sheets(r) under the symbol SUNX, and, as of March 31, 2001, had approximately 2000 shareholders. The Pink Sheets is a centralized quotation service that collects and publishes market maker quotes for OTC securities in real time. The quotations listed below reflect inter-dealer prices without mark-up, markdown or commission and may not represent actual transactions. As of March 30,2001, the closing price of the common stock was $0.47 per share.

We have not declared cash dividends on any class of common equity for the last two fiscal years or in any subsequent period for which financial information is required. Because we are developing the capacity to generate income and do not currently expect to generate income within the near future, there is no assurance that we will pay dividends in the future.

Due to limited trading, the following prices may not reflect actual trades (selling price) during the applicable periods.

                         Quarter Ended     High     Low
                         -------------     ----     ---
                          March 99         1.125   0.375
                          June 99          0.875   0.563
                          Sept. 99         N/A     N/A
                          December 99      N/A     N/A
                          March 00         1.875   0.500
                          June 00          0.440   0.150
                          Sept. 00         0.500   0.170

                          December 00      0.535   0.175
                          March 01         0.740   0.220


                            ITEM 2:  LEGAL PROCEEDINGS

We are currently a party to two lawsuits. Matthew Bardasian et al v. Desert Winds Entertainment et al, CV-N-00-0199-DWH (VPC), in the United States District Court for the District of Nevada, was filed on April 14, 2000 (the "Bardasian suit"). American Equities Group v. Desert Winds et al, case no. 00-CV-952, in the United States District Court for the Eastern District of California, was filed on May 2, 2000 (the "AEG suit").

The Bardasian suit alleges that the Company has failed to repay loans in the aggregate amount of $1.8 million and that the previous management of the Company violated Federal securities laws by misrepresenting the economic status of the Company, use of proceeds, and by refusing to authorize the issuance of shares that plaintiffs claim they were owed by the Company. Plaintiffs requested that the Company be placed in receivership, and requested compensatory and punitive damages in an unknown amount. Should the Plaintiffs prevail, the damages a court may order us to pay could far exceed the capital previously raised by the Company and most likely curtail future capital raises. The court could place the Company into receivership. We have filed a counterclaim alleging that Bardasian personally, and through a corporation or corporations he owned and controlled, caused shares of the Company stock to be issued that were not authorized or approved by the Company. The Counterclaim seeks (i) actual, compensatory and punitive damages in an amount to be proven at trial (with damages trebled pursuant to the Nevada RICO statutes); (ii) requesting the court to order Bardasian to indemnify and hold the Company harmless from any claims brought by reputed shareholders of the Company to whom Bardasian sold unauthorized share certificates; and for (iii) attorneys' fees and costs. We are committed to vigorously defending the Company.

The AEG suit alleges that the Company, as the successor of Ti-Mail, is responsible for Ti-Mail's alleged failure to perform under an accounts receivable sales agreement, requesting compensatory damages of $275,099.95. On October 27, 2000, Ti-Mail filed an amended counter-claim, alleging breach of contract and violations of the California usury laws. We believe that, in the event that the plaintiff is successful in making its claim, we will be able to collect a significant portion or all of the judgment through indemnification from other parties for breaches of certain representations regarding the subject of the suit. However, if the parties from which we would seek indemnification became judgment proof or the amount we must pay in damages prior to obtaining a successful judgment against potential third party payors exceeds amounts raised by the Company, then we would be forced raise additional funds, which may have a material adverse effect on the Company. No trial date has been scheduled.

Additionally, there is a pending SEC formal investigation, HO-7499, styled "In the Matter of Desert Winds Entertainment, Inc." [sic]. The SEC has made no findings nor has it established a timeline for resolving issues. We understand that the SEC investigation is focused on the actions of prior management in connection with events that occurred between January 1, 1999, and March 20,

2000. If it is ultimately determined that the Company violated federal securities laws, we may incur substantial fines or penalties or become subject to lawsuits by shareholders. There is no assurance that the SEC will not levy substantial fines against the Company and certain former officers and directors. There is no assurance that the investigation will be limited to actions taken by the Company and its prior officers and directors between January 1, 1999, and March 20, 2000. Should the Company incur substantial fines or penalties or face litigation from shareholders, then it may be forced into insolvency.

In the future, we may be subject to lawsuits occurring in the regular course of business. Most of these lawsuits would likely involve claims for money damages. We carry insurance to protect ourselves against such claims, subject to any applicable deductibles, but the insurance may not cover any action brought by the SEC. We can give no assurances that future lawsuits will not have a material adverse effect on the Company's financial condition or results of operations.

              ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There have been no disagreements with accountants reportable hereunder.

                 ITEM 4: RECENT SALES OF UNREGISTERED SECURITIES

For the period beginning April 1, 1998 and ending October 5, 1998, we issued 1,771,970 shares of our common stock to four (4) persons. For the period beginning December 31, 1998 and ending February 7, 2000, we issued 15,085,129 shares to sixty-seven (67) persons. Of the shares issued between December 31, 1998 and February 7, 2000, 3,787,500 shares were issued to the then serving Chief Executive Officer as a bonus. Management believes that shares issued between April 1998 and February 2000, were either issued pursuant to Section 4(2) of the Securities Act or Rule 504 of Regulation D.

From October 2000 through March 2001, we issued approximately 1,351,455 shares of our common stock for consulting, technology development, compensation, investor and public relations services for an approximate value of $650,000. In addition, we issued 500,000 shares of our common stock in conversion of a debt from discontinued operations of $112,500. Management believes these shares were issued pursuant to Section 4(2) of the Securities Act.

From March 12, 2000 through March 31, 2001, we issued approximately $1,117,492 of convertible debentures to one hundred sixty-nine (169) investors. The debentures bear interest at five percent (5%) per annum. The debentures will automatically convert into approximately 7,844,650 shares of our common stock upon the effectiveness of a registration statement. The conversion feature of the debt is automatic upon the effectiveness of any registration statement to be filed by the Company. See Exhibits 4.01 and 4.02 for more information. If the registration statement does not become effective, the debentures will mature one year from the date of issuance. In addition, some of the debenture holders received "A" and "B" warrants which confers upon them the right to buy a share of common stock at the opening bid price and $2 above the opening bid price, respectively, of our first underwritten public offering following the issued date, and may be exercised at any time after the first day of the seventh (7th) month and nineteenth (19th) month, respectively, following the issue date. We have the right to redeem the warrants for $15 and $20 each, respectively, at any time. See Exhibits 4.03 and 4.04 for more information. The debentures were issued pursuant to 4(2) of the Securities Act of 1933, as amended.

From March 12, 2000 through March 31, 2001, we issued approximately 3,885,000 shares of our common stock to four (4) investors for an approximate value of $331,600. Management believes these shares were issued pursuant to Section 4(2) of the Securities Act.

Beginning in June 2000 and ending in January 2001, we issued a total of 9,300,000 options to officers and employees at exercise prices ranging from $.10 to $1.00. The options were issued pursuant to Section 4(2) or Rule 701 of the Securities Act.

                ITEM 5: INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation, as amended, provide to the fullest extent permitted by Nevada law, a director or officer of the Company shall not be personally liable to the Company or its shareholders for damages for breach of such Director's or officer's fiduciary duty. The effect of this provision of our Articles of Incorporation, as amended, is to eliminate the right of the Company and its shareholders (through shareholders' derivative suits on behalf of the Company) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute. We believe that the indemnification provisions in its Articles of Incorporation, as amended, are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                      PART F/S: FINANCIAL STATEMENTS

                                       INDEX TO FINANCIAL STATEMENTS

                                                                                 Page
                                                                                 ----

Independent Auditors' Report                                                     F-2


Financial Statements:


Balance sheets at September 30, 2000
and (Unaudited) 1999 and (Unaudited) December 31, 2000                           F-3

Statements of operations for the years ended  September 30, 2000 and
 (Unaudited) 1999, May 1, 2000 (commencement of development stage)
 through September 30, 2000 and (Unaudited) three  months ended
 December 31, 2000                                                               F-4

Statements of changes in stockholders' equity for the years ended
 September 30, 2000 and (Unaudited) 1999, May 1, 2000 (commencement of development stage) through September 30, 2000 and (Unaudited)
three  months ended December 31, 2000                                            F-5

Statements of cash flows for the years ended  September 30, 2000 and (Unaudited) 1999, May 1, 2000  (commencement of development stage) through September 30, 2000, and (Unaudited) three months
 ended December 31, 2000                                                         F-6


     Notes to financial statements                                               F-17 to F-18
F-1

[CAPTION]
                           INDEPENDENT AUDITORS' REPORT

Board of Directors
SunnComm, Inc.

We have audited the balance sheet of SunnComm, Inc. (a development stage company) as of September 30, 2000 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the period May 1, 2000, date of commencement of development stage, through September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SunnComm, Inc. as of September 30, 2000, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming SunnComm, Inc. will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The fiscal year ending September 30, 1999, the three months ended December 31, 2000 and the period May 1, 2000, date of commencement of development stage, to December 31, 2000 financial statements are unaudited. We did not audit or review those financial statements and, accordingly, expressed no opinion or other form of assurance on them.

                                                      WISS & COMPANY, LLP
/s/
------------------------------------------
    Livingston, New Jersey
    December 15, 2000 (except for Note 8 and 9 for
    which the date is March 31, 2001)

                                 SUNNCOMM, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS

                                                  December 31,  September 30,  September 30,
                                                    2000           2000            1999
                                                  -----------   -------------  -------------
ASSETS
(Unaudited)

(Unaudited)
CURRENT ASSETS:
Cash                                              $   8,502    $     37,746     $       -
Prepaid consulting services                          76,041         135,415             -
Deferred offering costs                              10,417          16,667             -
Other                                                 4,714           4,714
Net current assets of discontinued operations             -               -        22,266
Total Current Assets                                 99,674         194,542        22,266
                                                  ---------         -------        ------
EQUIPMENT, FURNITURE AND FIXTURES, LESS
ACCUMULATED DEPRECIATION                             35,744          30,115             -
OTHER ASSETS:
Other assets                                          4,544           4,544             -
Net assets of discontinued operations                     -               -         33,581
                                                   ---------         -------        ------
                                                  $ 139,962    $    229,201     $   55,847
LIABILITIES AND STOCKHOLDERS' EQUITY               =========        ========        ======

CURRENT LIABILITIES:
Debentures payable                                $ 685,642    $    395,400     $        -
Accounts payable                                     72,164          32,892              -
Accrued payroll and payroll taxes                    57,514          59,339              -
Accrued interest                                     14,724           6,800              -
Accrued expenses                                      6,658           6,657              -
Net current liabilities of discontinued operations   84,400         196,900        215,309
                                                  ---------         -------        --------
Total Current Liabilities                           921,102         697,988        215,309
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Common stock $.001 par value:
Authorized 100,000,000 shares, issued 41,299,951
 at December 31, 2000, 40,623,642 at
  September 30, 2000 and 13,740,775
  at September 30, 1999                              41,299          40,623         13,740
Additional paid-in-capital                       10,116,616       9,723,806      1,854,291
Subscription receivable                             (80,000)        (80,000)             -
Deficit accumulated during development stage     (3,652,297)     (2,946,458)             -
Accumulated deficit                              (7,206,758)     (7,206,758)    (2,027,493)
                                                  ---------         -------        ------
Total Stockholders' Equity                         (781,140)       (468,787)      (159,462)
                                                  ---------         -------        -------
                                               $    139,962    $    229,201     $   55,847
                                                  =========         =======        =======

                 See accompanying notes to financial statements.
F-3


                                             SUNNCOMM, INC.
                                      (A DEVELOPMENT STAGE COMPANY)
                                        STATEMENTS OF OPERATIONS

                                                                                     May 1, 2001
                                      Three Months                                  (Commencement of
                                      Ended           Year End       Year End        Development Sage)
                                      December 31     September 30,  September 30,   to December 31,
                                      2000            2000           1999            2000
                                      ------------    -------------  -------------   ----------------
                                       (Unaudited)                    (Unaudited)      (Unaudited)

NET REVENUES
                                       $       -       $        -     $     -          $        -
OPERATING EXPENSES:
General and administrative               627,817        2,732,346           -           3,360,163
Research and development                  70,098          127,500                         197,598
Loss on impairment of investment               -           80,000           -              80,000
                                      ------------    -------------  -------------   ----------------
LOSS FROM OPERATIONS                    (697,915)      (2,939,846)          -          (3,637,761)
INTEREST EXPENSE                           7,924            6,612           -              14,536
                                      ------------    -------------  -------------   ----------------
LOSS BEFORE DISCONTINUED OPERATIONS     (705,839)      (2,946,458)          -          (3,652,297)
DISCONTINUED OPERATIONS:
Loss from operations of discontinued
 business, net                                 -       (4,536,926)   (717,991)                  -
Gain on disposal of Ti-Mail, net               -                -     169,846                   -
Loss on disposal of Desert Winds
 Entertainment, net                            -         (642,339)          -                   -
                                      ------------    -------------  -------------   ----------------
NET LOSS                             $  (705,839)     $(8,125,723)  $(548,145)       $ (3,652,297)
                                      ============    ============= ==============   ================
WEIGHTED AVERAGE COMMON
 SHARES OUTSTANDING                   32,530,662       26,309,307  11,038,766
                                      ============    ============= ==============

BASIC AND DILUTED LOSS
 PER COMMON SHARE:
    Loss from operations                 $  (.02)       $    (.11)   $                          -
    Loss from discontinued operations          -             (.20)       (.05)
                                      ============    ============= ==============

BASIC AND DILUTED LOSS PER COMMON SHARE  $  (.02)       $    (.31)   $   (.05)
                                      ============    ============= ==============

                              See accompanying notes to financial statements.
F-4



                                             SUNNCOMM, INC.
                                      (A DEVELOPMENT STAGE COMPANY)
                              STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY





                                                                                           Deficit
                                                                                           Accumulated
                                                                                           through
                                                                                           Development
                                                                                           Stage
                                                                                           May 1, 2000
                                    Common Stock       Additional   Accum-    Sub-        (Commencement
                                                       Paid-in      ulated    scription    of
                                  Shares   Par Value   Capital      Deficit   Receivable   Development
                                  ------   ---------   ---------    -------   ----------   Stage)
                                                                                           ------------
BALANCE, SEPTEMBER 30,
 1998 (UNAUDITED)                977,580   $ 48,879    $ 646,133  $(1,479,348) $     -      $

YEAR ENDED SEPTEMBER
 30, 1999 (UNAUDITED):
Reverse merger with
 the Whitney Corporation       6,500,000    (41,402)      41,402            -        -
Issuance of common stock
 for compensation              4,288,000      4,288      152,232            -        -              -
Conversion of debt to equity   1,000,000      1,000      999,000            -        -              -
Issuance of common stock
 for services                    975,195        975       15,524            -        -              -
Loss from discontinued operations      -          -            -     (717,991)       -              -
Gain on disposal of Ti-Mail            -          -            -      169,846        -              -
                                  ------   ---------   ---------    ---------  -----------  ---------

BALANCE, SEPTEMBER 30, 1999
 (UNAUDITED)                  13,740,775     13,740    1,854,291   (2,027,493)       -              -

YEAR ENDED SEPTEMBER
 30, 2000:

Issuances of common
stock for cash                 4,828,549      4,829    1,191,850             -       -              -
Issuances of common
stock for services             4,827,000      4,827    3,202,989             -       -              -
Issuance of common
stock through
 subscription receivable         500,000        500       79,500             - (80,000)             -
Issuances of common
 stock for compensation          637,450        637      467,046             -       -              -
Conversion of debt to equity     879,868        880      268,768             -       -              -
Issuance of common stock
 for investment                  160,000        160       79,840             -       -              -
Loss from discontinued
 operations                           -          -            -    (4,536,926)       -              -
Loss on disposal of Desert Winds      -          -            -      (642,339        -              -
                                  ------   ---------   ---------    -------   -------------  ---------
BALANCE, AT MAY 1, 2000
 BEFORE COMMENCEMENT
 OF DEVELOPMENT STAGE         25,573,642     25,573    7,144,284   (7,206,758) (80,000)             -

Issuances of common
 stock for services
 valued at $.175
 per share                     2,700,000      2,700      469,800             -       -              -
Issuances of common
stock for services
 valued at $.25 per share      1,050,000      1,050      261,450             -       -              -
Issuances of common
 stock for compensation
 valued at $.17 per share      7,700,000      7,700    1,301,300             -       -              -


Issuances of common
 stock for services
 valued at $.17 per share      1,800,000      1,800      304,200             -       -              -
Issuances of common stock
 for compensation
 valued at $.25 per share         22,000         22        5,478             -       -              -
Issuance of common stock
 for services
 valued at $.20 per share         50,000         50        9,950             -       -              -
Issuance of common stock
for services
 valued at $.295 per share        53,000         53       15,582             -        -             -
Issuances of common stock
 for services
 valued at $.30 per share        175,000        175       52,325             -        -             -
Issuance of common stock
 for technology development
 valued at historical cost     2,000,000      2,000       28,000             -        -             -
Issuance of options to
 purchase common stock               -           -        60,000             -        -             -
Issuance of options to
purchase common stock
for services                         -           -        71,437             -        -             -
Cancellation of shares
of common stock in consideration
 of the sale of Desert
 Entertainment, Inc.            (500,000)      (500)           -             -        -             -
Net loss                             -           -             -             -        -    (2,946,458)
                                  ------   ---------   ---------    -------      ----------  ---------
BALANCE, AT
SEPTEMBER 30, 2000            40,623,642     40,623     9,723,806   (7,206,758) (80,000)   (2,946,458)
THREE MONTHS ENDED
 DECEMBER 31, 2000
 (UNAUDITED):
Issuances of common
 stock for services
 valued at $.33 per share        15,000          15         4,935             -        -             -

Issuances of common
 stock for services
 valued at $.25 per share        33,333          33         8,300             -        -            -
Issuances of common
 stock for services
 valued at $.20 per share        63,676          64        12,671             -        -            -
Issuances of common
 stock for services
 valued at $.41 per share        55,000          55        22,495            -        -             -
Issuances of common
 stock for compensation
 valued at $.26 per share             -           -             -            -        -             -
    Issuances of common
 stock for compensation
 valued at $.26 per share         9,300           9         2,409            -        -             -
    Issuance of options to
 purchase common stock issued
      to employees and
 directors at a discounted
 issuance price                       -           -        230,000           -        -             -
Conversion of debt to equity    500,000         500        112,000           -        -             -
Net loss                              -           -              -           -        -      (705,839)
                                  ------   ---------   ---------    -------   -------------  ---------
BALANCE, AT DECEMBER 31, 2000
 (UNAUDITED)                  41,299,951   $ 41,299     0,116,616  (7,206,758) (80,000)  $(3,652,297)
                             =========== ===========   =========== ============ ======== =============

                              See accompanying notes to financial statements.
F-5



                                             SUNNCOMM, INC.
                                      (A DEVELOPMENT STAGE COMPANY)
                                        STATEMENTS OF CASH FLOWS
                                                                                   May 1, 2000
                                    Three Months                                   Commencement
                                    Ended          Year Ended      Year End        of Development Stage
                                    December 31,   September 30,   September 30,   to December 31,
                                        2000          2000            1999              2000
                                    ------------   -------------   -------------   --------------------
                                    (Unaudited)                     (Unaudited)      (Unaudited)

CASH FLOWS FROM
 OPERATING ACTIVITIES:
Net loss                           $  (705,839)    $(8,125,723)    $ (548,145)      $  (3,652,297)

Adjustments to reconcile
 net loss to net cash flows
 from operating activities:
   Loss on discontinued operations           -       4,536,926        717,991                   -
Loss/(Gain) on disposal of
 discontinued operations                     -         642,339       (169,846)                  -
Issuance of common stock for services   50,986         983,719              -           1,034,705
Issuance of common stock for
 compensation                                -       1,314,500              -           1,314,500
Issuance of options for services             -          71,437              -              71,437
Issuance of options for compensation   230,000               -              -             230,000
Impairment loss on investment                -          80,000              -              80,000
Issuances of common stock for
 technology development costs                -          30,000              -              30,000
Depreciation and amortization            7,423          10,771              -              18,194

Changes in operating assets
 and liabilities:                            -               -              -                   -
Prepaid expenses and other
 current assets                         59,374          (4,714)             -              54,660

Other assets                                 -           (5,044)            -             (5,044)
Accounts payable and accrued expenses   45,372          105,688             -            151,060
                                    ------------   -------------   -------------   --------------------
Net cash flows from continuing
 operating activities                 (312,684)        (360,101)            -           (672,785)
Cash flows from discontinued
operations or prior to
commencement of development stage            -          (22,266)       16,600                  -
                                    ------------   -------------   -------------   --------------------
Net cash flows from operating
activities                            (312,684)        (382,367)       16,600           (672,785)
                                    ------------   -------------   -------------   --------------------

CASH FLOWS FROM INVESTING ACTIVITIES         -                -
Purchase of equipment, furniture
 and fixtures                           (6,802)         (32,553)            -            (39,355)
                                    ------------   -------------   -------------   --------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuances of options           -           60,000             -             60,000
Proceeds from issuances of debentures  290,242          370,400             -            660,642
                                    ------------   -------------   -------------   --------------------
Net cash flows from financing
 activities                            290,242          430,400             -            720,642
                                    ------------   -------------   -------------   --------------------

NET CHANGE IN CASH                     (29,244)          15,480        16,600              8,502

CASH, BEGINNING OF PERIOD               37,746           22,266         5,666                  -
                                    ------------   -------------   -------------   --------------------

CASH, END OF PERIOD                    $ 8,502         $ 37,746      $ 22,266            $ 8,502
                                    ============   =============   =============   ====================

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid                          $     -         $      -      $      -            $     -
                                    ============   =============   =============   ====================

Income taxes paid                      $     -         $      -      $      -            $     -
                                    ============   =============   =============   ====================
Businesses and technology acquired
 Fair value of assets acquired
 through issuances of stock            $     -           30,000      $      -            $ 30,000
                                    ============   =============   =============   ====================

NONCASH FINANCING ACTIVITIES:
Issuance of common stock for
 prepaid consulting services           $     -         $135,415      $      -
   Issuance costs on debentures              -           25,000
Cancellation of common shares                -              500             -
Conversion of debt from discontinued
 operations to equity                  112,500                -             -
                                    ============   =============   =============   ====================
                                      $112,500         $160,915     $       -
                                    ============   =============   =============   ====================

                              See accompanying notes to financial statements.


NOTE 1  - NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES:

     Nature of the Business - SunnComm, Inc. ("the Company"), is in the process of developing a digital content cloaking technology that will protect digital content publishers' and authors' intellectual property from unauthorized duplication of digital content delivered on physical media. The Company intends to distribute the software to digital entertainment content producers and manufacturers worldwide.

     The Company was originally incorporated in August 1993 and was formerly named Compliance Signage, Inc. In April 1996, Compliance Signage changed its name to Ti-Mail, Inc. In November 1998, Desert Winds Entertainment Corporation, a Nevada Corporation was formed in Nevada and subsequently merged with Ti-Mail in December 1998. In December 1998, the Company entered into a "Plan and Agreement of Reorganization" with the Whitney Corporation whereby all 6,500,000 issued and outstanding shares of Whitney common stock were acquired by the Company in exchange for an equal number of shares of its common stock, making Whitney a wholly-owned subsidiary of the Company. From December 1998 to April 1999, the mailing and shipping product of the business and the entertainment production business of Whitney each continued to be operated independently. In April 1999, the Company discontinued its mailing and shipping segment. From April 1999 to May 2000, the Company operated solely as an entertainment business before disposing of that business segment in June 2000.

     The Company commenced the development stage in May 2000, and subsequently changed its name to SunnComm, Inc. in June 2000. The operations have consisted primarily of financial planning, raising capital and researching and developing digital content cloaking technology. The Company has not produced revenues and has accumulated a deficit since commencement of the development stage. The Company has financed the development of its digital content cloaking technology principally through the issuances of convertible debentures and issuances of shares of restricted common stock under Section 4(2) of the Securities Exchange Act.

     Estimates and Uncertainties - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

     Financial Instruments - Financial instruments include cash, other assets, debentures payable, notes and accounts payable and accrued expenses. The amounts reported for financial instruments are considered to be reasonable approximations of their fair values based on market information available to management. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts.

     Income Taxes - Deferred income taxes arise from temporary differences between financial and tax reporting, principally from net operating loss carryforwards.

Deferred tax assets are measured using enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled.

     Equipment, Furniture and Fixtures - Equipment, furniture and fixtures are recorded at cost and are depreciated primarily using the straight-line method over their estimated useful lives of 3 to 7 years.

     Earnings Per Share - Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share" requires the disclosure of both diluted and basic earnings per share. Basic earnings per share is based upon the weighted average of all common shares outstanding. The computation of diluted earnings per share does not assume the conversion, exercise or contingent issuance of securities that would have an antidilutive effect on earnings per share.

     Concentration of Credit Risk - The Company maintains its cash balances in financial institutions that are insured by the Federal Deposit Insurance Corporation up to $100,000 each.

     Stock Options - The Company accounts for stock option grants using the intrinsic value based method prescribed by APB Opinion No. 25. Since the exercise price equaled or exceeded the estimated fair value of the underlying shares at the date of grant, no compensation was recognized in 2000 and 1999.

     Had compensation cost been based upon the fair value of the option on the date of grant, as prescribed by SFAS No. 123, the pro forma amounts of the Company's net loss and net loss per share for the three months ended December 31, 2000 and for the years ended September 30, 2000 and 1999 would have been as follows:

               Three months ended   Year Ended            Year Ended
               December 31, 2000    September 30, 2000    September 30, 1999
               ------------------   ------------------    ------------------
Net Loss
 - as reported   $   (705,839)       $  (8,125,723)        $   (548,145)
Net Loss
 - pro forma       (2,085,771)          (8,454,209)            (548,145)

Basic and diluted
 loss per share -
 as reported           $  .02)       $        (.31)              $ (.05)
Basic and diluted
 loss per share -
 as reported             (.06)                (.32)                (.05)

     The fair value of options granted in 2000 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions, respectively: risk-free interest rates of 6.0%, dividend yield of 0.0%, volatility factors of the expected market price of the Company's common stock of 252.0% and a weighted-average expected life of the options of 3 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable.

In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of normal publicly traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     Recent Pronouncements - In June 2000 and June 1998, the FASB issued SFAS No. 138 and No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The adoption of these statements is not expected to have a material effect on the Company's financial statements.

NOTE 2  -      BASIS OF PRESENTATION AND MANAGEMENT'S ACTIONS TO OVERCOME
         OPERATING AND LIQUIDITY PROBLEMS:

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has reported substantial losses since inception. The Company's viability as a going concern is dependent upon its ability to achieve profitable operations through increased sales, obtaining additional financing or receiving additional capital.

     As discussed in Note 1, the Company is in the development stage and has not realized revenues since commencement of the development stage. The Company's development of the digital content cloaking technology is at an early stage and the time and money required to develop the commercial value and marketability of the Company's proposed products cannot be estimated. The Company expects research and development activities to continue and require significant cash expenditures for an indefinite period in the future. All of these factors raise substantial doubt about the ability of the Company to continue as a going concern.

     Management believes that actions it has undertaken to develop the technology will eventually provide it with the opportunity to generate the additional revenues needed to realize profitable operations and/or obtain the necessary financing to meet operational obligations.

NOTE 3  - EQUIPMENT, FURNITURE AND FIXTURES:

     Equipment, furniture and fixtures are summarized as follows:

                              December 31,        September 30,
                                 2000                2000
                              ------------        -------------
Machinery and equipment        $  39,955           $  27,938
Furniture and fixtures             4,615               4,615
                              ------------        -------------
                                  44,570              32,553

Less:  Accumulated
 depreciation                     8,826                2,438
                              $  35,744            $  30,115
                              ============        =============

NOTE 4  - DEBENTURES:

     During the fiscal year ending September 30, 2000, the Company issued convertible debentures totaling $479,800, of which $454,800 was received in cash and $25,000 represented issuance costs. Approximately $85,000 of the proceeds from debentures was received and utilized before commencement of the development stage company. The debentures bear interest at 5% per annum. The debentures will automatically convert into 4,672,869 shares of SunnComm, Inc. common stock upon the effectiveness of a Registration Statement (Form SB-2). If the registration statement does not become effective, the debentures will mature one year from the date of issuance.

     Certain debentures were issued with detachable "A" warrants totaling 1,665,000 and "B" warrants totaling 1,665,000. Each "A" warrant provide the debenture holder the right to buy a share of common stock at the opening bid price and each "B" warrant at $2 above the opening bid price of the Company's first underwritten public offering following the issued date. The "A" warrants may be exercised at any time after the first day of the seventh month following the issue date and before the last day of the eighteenth month. The "B" warrants may be exercised at any time after the first day of the nineteenth month following the issue date and before the last day of the thirtieth month following the issue date. The Company has the right to redeem any of the "A" and "B" warrants at $15 and $20, respectively, per share of common stock. The warrants are valued at nil based on the exercise of warrants are contingent upon the Company achieving an uncertain event.

At September 30, 2000, 1,665,000 of "A" and "B" warrants, respectively, were outstanding.

NOTE 5  - INCOME TAXES:

     The Company has a net operating loss carryforward of approximately $2,947,000 which can be used to offset future taxable income through September 2020. Deferred tax assets of approximately $1,200,000 at September 30, 2000, representing the tax benefit of the loss carryforwards have been offset by 100% valuation allowances. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The Company has determined, based on the Company's most recent loss, that a full valuation allowance is needed at September 30, 2000.

     The Company's previous net operating losses that were incurred from its inception through April 30, 2000 (the pre-development stage) are not deductible for income tax purposes. The Company did not meet the continuity of business requirements of Section 382 (c) of the Internal Revenue Code.

NOTE 6  - DISCONTINUED OPERATIONS:

     In May 2000, the Company decided to exit the entertainment business.

In June 2000, the assets of the discontinued entertainment operation were sold to a former officer for consideration of the assignment of outstanding and contingent liabilities. In connection with the discontinuance of the entertainment business, the Company incurred a one-time charge of $642,339 net of income tax benefits, related to the disposition. In addition, in April 1999, the Company exited the packaging business and sold all of the corresponding assets to certain former employees in exchange for the assumption of outstanding and contingent liabilities. In connection with the disposition of the packaging business, the Company incurred a one-time gain of $169,846, net of tax benefits, related to the disposition. The disposition of the entertainment business in the fiscal year ending September 30, 2000 and the disposition of the packaging business in the fiscal year ending September 30, 1999 represent the disposal of a business segment under Accounting Principles Board ("APB") Opinion No. 30. Accordingly, results of these operations have been classified as discontinued, and the prior period has been restated.

Loss from discontinued operations are as follows:

                                              Fiscal Year Ending
                                              September 30,
                                              ------------------
                                            2000            1999
                                            ----            ----
                                                        (Unaudited)
Pretax (loss) from
 discontinued operations               $(4,536,926)     $  (717,991)
Pretax (loss) on disposal of
 entertainment business segment           (642,339)               -
Pretax gain on disposal of
 packaging business segment                      -          169,846
Income taxes                                     -                -
Net loss from discontinued
 operations                            $(5,179,265)     $  (548,145)
                                       ============     ============

Assets and liabilities of the discontinued operations were as follows:

                                               September 30,
                                               -------------
                                            2000           1999
                                            ----           ----
                                                        (Unaudited)

Current assets                             $   -       $   22,266
Equipment, furniture and fixtures, net         -           33,581
Current liabilities                     (196,900)        (215,309)
Net (liabilities) discontinued
 operations                          $  (196,900)      $ (159,462)
                                       ============     ============
NOTE 7  - STOCK OPTION PLAN:

     The Company has a stock option plan whereby the Company will reserve up to 15,000,000 shares of its common stock for the purpose of granting options to purchase such shares (the "Options") pursuant to the Plan. Options granted under the plan may be either non-statutory stock options ("NSO") or incentive stock options ("ISO") pursuant to section 422 of the Internal Revenue Code. Options may be granted to either employees, directors or consultants, as determined by the Board of Directors or by a committee appointed by them. Options shall be deemed to be NSO Options unless the applicable option agreement provides that the Options evidenced by such agreement are ISO Options. The Board shall determine the exercise price, vesting requirements, exercise period, conditions of exercise and all other terms of Options granted under this Plan.

     No Option, or any right or interest in any Option, may be transferred, whether voluntarily or involuntarily, other than by death of an Option holder, unless such transfer is approved by the Board.

     Except as may otherwise be provided in an Option Agreement or expressly authorized by the Board in writing, in the event that the Employee, Director or Consultant relationship between the Option Holder and the Company without cause while the terminated Option Holder holds any unexercised Options, all such Options that were not exercisable at the time of termination shall be deemed to have expired on the date of termination and all such Options that were exercisable at the time of termination may be exercised by the Option Holder for a period of thirty (30) days from the date of termination provided that the exercisable options would not have expired earlier. Except as may be provided for, in the event that the Employee, Director or Consultant relationship between the Option Holder and the Company is terminated with cause, all such Options held by the Option Holder, whether exercisable or not, shall be deemed to have expired on the date of termination.

     Outstanding Options are as follows:


                       Shares      Exercise Price     Expiration
  Exercise Date        Issuable    Per Share          Date
  -------------        --------    --------------     -----------

    June 2000         2,000,000       $  .20           June 2005
    September 2000      250,000       $ 1.00           September 2003
    September 2000      600,000       $  .10           May 2001
    November 2000     5,750,000       $  .24           November 2010
    Total Options
     Outstanding at
   December 31, 2000  8,600,000       $  .10-1.00
                      =========

     Options under the Stock Option Plan are summarized as follows:

                                                        Weighted
                                            Shares      Average
                                         Under Option   Exercise Price
                                         ------------   --------------

Options outstanding at October 1, 1999           -         $    -
Options granted                          2,850,000              .25
Options expired/withdrawn                        -              -
Options exercised                                -              -

Options outstanding at
 September 30, 2000                      2,850,000              .25
Options granted                          5,750,000              .20
Options expired/withdrawn                        -                -
Options exercised                                -                -
Options outstanding at
 December 31, 2000                       8,600,000              .22
Option price per share                 $.10 - 1.00               -
Options exercisable-
     Number of shares                    2,850,000         $    .25

     The following table summarizes option data as of December 31, 2000:


                                      Weighted-
                                      Average          Weighted-                    Weighted-
                                      Remaining        Average                      Average
Range of               Number         Contractual      Exercise    Number           Exercise
   Exercise Prices     Outstanding       Life          Price     Exercisable        Price
------------------     -----------    -----------      ---------   -----------      ---------

$ .10 to .20         8,350,000        7.94           $  .19     2,600,000         $  .18
$ 1.00                  250,000        2.75           $ 1.00       250,000         $ 1.00
                        ---------                                  ---------
                        8,600,000                               2,850,000



NOTE 8  - COMMITMENTS AND CONTINGENCIES:

     SEC Investigation of discontinued operations:

In February 2000, the SEC initiated a formal investigation, HO 7499 "In the Matter of Desert Winds Entertainment Corporation (#6)" to determine whether there had been violations of the securities laws with respect to the offer, sale, and/or issuance of Desert Winds Entertainment stock during the period from January 1999 to March 2000. The specific nature and status of the investigation are unknown as SEC policy prohibits disclosure of such information during the course of an inquiry. If it is ultimately determined that the Company violated federal securities laws, the Company may incur substantial fines or penalties or become subject to lawsuits by shareholders. There is no assurance that the investigation will be limited to actions taken by the Company and certain former officers and directors. Also, there is no assurance that the investigation will be limited to such actions taken by the Company and its officers and directors between January 1999 and March 2000. Should the Company incur substantial fines or penalties or face litigation from shareholders, it may be forced into insolvency.

     Litigation from discontinued operations:

     In May 2000, an action was filed against the Desert Winds Entertainment Corporation in the United States District Court for the Eastern District of California. The plaintiff seeks recovery of $275,000 loaned to Ti-Mail in or before April 1998, plus interest to the date of recovery.

Desert Winds Entertainment is named as a defendant because of its merger with Ti-Mail in December 1998. The action is currently in the discovery phase and no outcome on the resolution can yet be determined. Management believes that the Company has strong equitable and legal defenses against liability and intends to assert them. However, an unfavorable resolution in this matter could materially affect the Company's future operations or cash flows and may force the Company to raise additional funds.

     In April 2000, an action was filed against the Desert Winds Entertainment Corporation in the United States District Court for the District of Nevada. The plaintiff alleges that Desert Winds Entertainment failed to repay various loans made by him to the Company in amounts exceeding $1,800,000 and that the previous management of the Company violated Federal securities laws by misrepresenting the economic status of the Company, use of proceeds, and by refusing to authorize the transfer of shares that the plaintiff claims were issued by the Company. Plaintiffs requested that the Company be placed in receivership, and requested compensatory and punitive damages in an unknown amount. Should the plaintiff prevail, the damages a court may order the Company to pay could far exceed the capital previously raised by the Company and most likely curtail future capital raises. The Court could place the Company into receivership. The Company has filed a counterclaim alleging that the plaintiff personally, and through a corporation he owned and controlled, caused shares of Company stock to be issued that were not authorized or approved by the Company. The Counterclaim seeks actual, compensatory and punitive damages in an amount to be proven at trial. The Company also requests that the Court to order the plaintiff to indemnify and hold the Company harmless from any claims brought by reputed shareholders of the Company and to whom the plaintiff sold unauthorized share certificates. Furthermore, the Company seeks reimbursement for attorney fees and costs. Management is committed to vigorously defending the Company. No outcome of resolution can yet be determined. However, an unfavorable resolution of this matter could materially affect the Company's future operations or cash flows.

     Liabilities from Discontinued Operations:

     Liabilities, either real or contingent, that were assumed by other parties in connection with the disposition of former businesses can become the responsibility of the Company for repayment. The Company's cash flows and results of operations in particular quarterly or annual periods could be adversely affected if any such actions occur.

Leases - In October 2000, the Company entered into a new lease agreement that commences in March 2001 and expires in March 2005. The following is a schedule of future minimum rental payments required for all non-cancellable operating leases:
                            Year Ending September 30,
                            -------------------------

            2001    $136,147      $134,450    $    1,697
            2002     187,548       185,724         1,824
            2003     197,709       194,733         2,976
            2004     209,286       209,286             -
            2005      83,160        83,160             -
                     -------       -------         -----
                    $813,850      $807,353    $    6,497

Rent expense for operating leases for the year ended September 30, 2000 was $18,712.

     Employment Agreements - Two of the Company's officers have employment agreements. One of the officers' agreements has a five year term effective June 1, 2000 and stipulates that a minimum annual base salary of $125,000 will be payable over the term. This agreement shall automatically renew for an additional three-year period unless either party gives written notice of non-renewal at least 30 days prior to the expiration date. If at the end of the initial term, the employment contract is not renewed by the Company, the officer is entitled to 2.99 times his annual salary at the time of termination. The other officer's agreement has a two-year term effective June 1, 2000 with a minimum annual base salary of $75,000. This agreement shall automatically renew for an additional two-year period unless either party gives written notice of non-renewal at least 30 days prior to the expiration date. Officers' salaries totaled approximately $65,000 for the fiscal year ending September 30, 2000.

     Consulting Agreements - In August 2000, the Company entered into an agreement with a management consultant that expires in August 2001. The consultant will provide direct assistance in strategy development and partner negotiations to help bring SunnComm's products to market in the audio, video, publishing and software industries and help sign on at least three major software vendors to licensing deals. The consultant will also advise management on product development strategies, business relationships and hiring practices. In consideration for the services provided, the Company agreed to pay the consultant $2,500 upon execution of the agreement and $2,000 per month beginning September 1, 2000 during the term of this agreement. In addition, the Company issued 250,000 shares of common stock to the consultant as a signing bonus upon the execution of the agreement. The Company recorded a prepaid expense of $62,500 upon issuance. At September 30, 2000, the Company had a remaining prepaid balance of $52,082. The Company also agreed to issue 750,000 stock options at an exercise price of $.22. The Company will issue 495,000 of these stock options upon the consultant's signing of the Company's first major licensing agreement with a large Independent Software Vendor (a company having revenues in excess of $25,000,000 per year). The Company will issue the remaining 255,000 stock options upon the signing of the third such licensing agreement. At September 30, 2000, the Company had not issued any stock options to the consultant.

     In June 2000, the Company entered into an agreement that expires in June 2001 with a public relations and communications services firm. The Company issued 500,000 shares in exchange for the use of their services over the life of the agreement. The Company recorded a prepaid expense of $87,500 at the commencement date. At September 30, 2000, the Company had a remaining prepaid balance of $58,333.

     In May 2000, the Company entered into an agreement that expires in November 2000 with a firm that provides private placement and broker/investor relations. The Company issued 300,000 shares in exchange for the use of their services over the life of the agreement. The Company recorded a prepaid expense of $75,000 at the commencement date. At September 30, 2000, the Company had a remaining prepaid balance of $25,000. In addition, the agreement states that for every $50,000 raised by the firm, the Company will pay a flat rate of $10,000. At September 30, 2000, there have been no funds raised by this firm.

NOTE 8 -  RELATED PARTY TRANSACTIONS:

     Technology Development Agreement - During 2000, the Company entered into an assignment agreement whereby the Company was granted 100% of the rights, title and interest to a proprietary Internet digital rights management system. Upon execution of this agreement, the Company issued 2,000,000 shares of its common stock to two parties. One of the parties is an Officer and Director of the Company who controlled the joint interest in the acquired technology. The other party is a company named Designer Products Corporation. The transaction was recorded at the historical cost basis of $30,000 for the development costs of the technology incurred. The technology costs were development costs as the technology had still not reached technological feasibility and were recorded as purchased research and development and expensed in the period incurred.

     The Company also agreed to deliver 4,000,000 shares of its common stock into escrow. Upon delivery of the Prototype and assignment from the developer of all right, title and interest of the technology, the Company will release 2,000,000 shares from escrow and issue the shares equally to both parties noted above. In addition, upon the development or delivery to market any product based upon prototype, provisional patent or any subsequent utility patent, the Company will release the remaining 2,000,000 shares equally to both parties. At September 30, 2000, the Company had not issued any of the 4,000,000 shares held in escrow.

     According to the terms of the agreement, the Company shall pay fifty percent (50%) to both parties, who will share equally, of any and all royalty revenue generated from the licensing or other commercial exploitation of any such products. Moreover, the Company agrees not to assign the technology to any third party for five years unless written authorization to initiate such an assignment is given. In addition, the Company agrees that should the Company become insolvent through bankruptcy or cease to function as a corporate entity, then the Company agrees that the technology shall automatically revert to the former owners and that the Company shall execute any and all documents, instruments and assignment necessary to perfect the reversion.

      In March 2001, an Officer and Director of the Company assigned his rights, title and interest to receive 2,000,000 shares of common stock that was held in escrow and twenty-five (25%) of royalties derived from future revenues earned from the licensing of the Internet digital rights management system to the Company.

     Formation and Sale of Desert Entertainment, Inc. - In 2000, the Company along with a previous officer formed Desert Entertainment, Inc. and held a 49% interest in this entity. In June 2000, the Company sold their 49% interest to the previous officer for the consideration of the cancellation of 500,000 shares of the former officer's common stock holdings.

     Consulting Fees - During 2000, the Company issued 2,000,000 shares of its common stock to Planet 10 Partners for management consulting services valued at $350,000. The officers of the Company are also shareholders of Planet 10 Partners.

     During 2000, the Company paid $52,000 for management consulting services to S.B. Corporate Consulting. An officer of the Company is also a shareholder of S.B. Corporate Consulting.

NOTE 9 -  SUBSEQUENT EVENTS:

     Issuances of common stock:

     From October 2000 through March 2001, the Company issued approximately 1,351,455 shares of its Common Stock for consulting, technology development, compensation, investor and public relations services for an approximate value of $650,000. In addition, the Company issued 500,000 shares of its common stock in conversion of a debt from discontinued operations of $112,500. Furthermore, the Company issued 760,000 shares of its common stock for cash totaling approximately $164,000.

     Issuances of options:

     In November 2000, the Company issued 5,750,000 options to employees and directors to purchase 5,750,000 shares of its Common Stock. The options are exercisable starting January 1, 2001 at $.20 per share and expire in November 2010. The fair market value of the Company's stock at the grant date was $.24 per share. An expense of $230,000 was recorded on the Company's books to recognize the difference between the exercise price per share and the fair market value per share at the date of grant.

     Issuances of convertible debentures:

     From October 2000 through March 2001, the Company issued approximately $719,000 of convertible debentures. The debentures bear interest at 5% per annum. The debentures will automatically convert into 3,171,781 shares of SunnComm, Inc. Common Stock upon the effectiveness of the Registration Statement (Form 10-SB). If the registration statement does not become effective, the debentures will mature one year from the date of issuance. Certain debentures were issued with detachable warrants totaling 125,000. Each warrant provides the debenture holder the right to buy a share of common stock at $2 and may be exercised at any time after the first day of the sixth month following the registration date and before the last day of the thirty-sixth month following the registration date.

     Employment agreement:

     In January 2001, the Company entered into a two-year employment agreement with its Vice-President of Marketing and Communications. The agreement stipulates that the employee shall be paid no less than $78,000 per annum and receive 25,000 shares of the Company's common stock on or before March 31, 2001. The employment agreement automatically renews for an additional two-year period unless either party gives the other written notice of non-renewal at least 30 days prior to the expiration of the Term or Renewal Term.

     In addition the Company issued 700,000 options to this employee. The options are exercisable beginning April 1, 2001 at the rate of one-eighth (1/8) of the 700,000 shares each 90 days thereafter. The options are exercisable at $.20 per share and expire in April 2010.

     Technology Development Agreement:

     In March 2001, the Company entered into an agreement for the development of their digital cloaking technology. The agreement stipulates that the Company shall pay the developer $869,000 and issue 1,175,000 shares of its restricted common stock upon achievement of certain milestones. Additionally, the Company agrees to pay the developer one percent of the net factory sales price on all sales of products incorporating the digital content cloaking technology. As of March 15, 2001, the Company has paid $237,500 of the purchase price and issued a note totaling $147,500 that bears interest at 8% per annum and is due May 30, 2001. The remaining payments are due, without interest, as follows:

            Year ending September 30,
            -------------------------
            2001           $150,000
            2002            334,000
                           --------
                           $484,000
                           ========



                                 SUNNCOMM, INC.
                         (A Development Stage Company)

                                FINANCIAL REPORT
                               SEPTEMBER 30, 2000


                           PART III: INDEX TO EXHIBITS
                           ---------------------------
Exhibit No.                     Description
-----------                     -----------
3.01           Articles of Incorporation of the Company, as amended

3.02           Current Bylaws of the Company

4.01           Form of Convertible Debentures issued through June 27, 2000

4.02           Form of Convertible Debentures issued after June 27, 2000

4.03           Form of "A" Warrant

4.04           Form of "B" Warrant

10.01          Provisional Patent Assignment

10.02          DP Assignment Agreement

10.03          Aquilino Royalty Assignment

10.04          BTEK Master Development Agreement

10.05          MS License agreement

10.06          Fahrenheit License agreement

10.07          Will-Shown License agreement

10.08          Commercial Lease, as amended

10.09          Jacobs Employment Agreement

10.10          Jacobs Incentive Stock Option Agreement

10.11          Aquilino Incentive Stock Option Agreement

10.12          Burg Incentive Stock Option Agreement

10.13          Aquilino Employment Agreement

10.14          Whitmore Employment Agreement

10.15          DEI Assignment and Assumption Agreement

10.16          Consulting Agreement

10.17          Fagan Consulting Agreement


                                    SIGNATURE
                                    ---------
In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this __ day of April, 2001.

     SUNNCOMM, INC., a Nevada corporation

     By:  /s/ Peter H. Jacobs
          ------------------------------------------
          Peter H. Jacobs, CEO, President & Director

[CAPTION]
EXHIBIT 3.01

               Articles of Incorporation of the Company, as amended
FILED
Articles of Incorporation Filing fees:
In The Office Of The
(PURSUANT TO NRS 78)   Receipt #:
Secretary Of State Of The
STATE OF NEVADA
STATE OF NEVADA
Secretary of State
November 12, 1998
No C26466-98
DEAN HELLER, SECRETARY OF STATE

(For filing office use)
(For filing office use)


IMPORTANT: Read instructions on reverse side before completing this form. TYPE OR PRINT (BLACK INK ONLY)

1.   NAME OF CORPORATION: DESERT WINDS ENTERTAINMENT CORPORATION

2. RESIDENT AGENT: (designated resident agent and his STREET ADDRESS in Nevada where process may be served)

Name of Resident Agent: George Ritter

Street Address: 316 California Ave #1109 Reno NV 89509

Street No Street Name City State Zip

3. SHARES: (number of shares the corporation is authorized to issue) Numberof shares with par value 50,000,000 Par Value .001 Number of shares without par value 0

4. GOVERNING BOARD: shall be styled as (check one): X Directors Trustees The FIRST BOARD OF DIRECTORS shall consist of 2 members and the names and addresses are as follows (attach additional pages if necessary):

CINDY D. CLIFF      1234 MEADOWLARK DR.
                    VACAVILLE, CA 95687

WILLIAM S. CLIFF    1234 MEADOWLARK DR.
                    VACAVILLE, CA 95687

5. PURPOSE (optional-see reverse side): The purpose of the corporation shall be:

6. OTHER MATTERS: This form includes the minimal statutory requirements to Incorporate under NRS 78. You may attach additional information in pursuant to RS 78.037 or any other information you deem appropriate.

If any of the additional information is contradictory to this form it cannot be filed and will be returned to you for correction. Number of pages attached.

7. SIGNATURES OF INCORPORATORS: The names and addresses of each of the Incorporators signing the articles: (Signatures may be ) (Attach additional pages if there are more than two for corporation)

CINDY D. CLIFF
Name (print)

1234 MEADOWLARK DR, VACAVILLE, CA 95687
Address

S/S Cindy D. Cliff
Signature

State of California
County of Salano

This instrument was acknowledged before me on November 11, 1998, Cindy D. Cliff Name of Person as incorporator as incorporator 47 of DESERT WINDS ENTERTAINMENT CORP of (name of party on behalf of whom instrument was executed)

S/S Judith M. Rex
Notary Public Signature
(affix notary stamp or seal) (affix notary stamp or seal)

8.   CERTIFICATE OF ACCEPTANCE OF APPOINTMENT OF

1. GEORGE RITTER hereby accept appointment as Resident Agent for the above named corporation.

S/S George Ritter
Signature of Resident Agent
11-12-98
Date

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
ss.
County of Salano

On 11-9-98 , before me, S/S Judith M. Rex Date Name and title of officerpersonally appeared S/S Cindy Cliff Name(s) of Signer(s)

SEAL                      X  personally known to me
                          proved to me on the basis of satisfactory evidence
JUDITH REX
Commission #1180396          to be the person(s)whose name(s) is
Notary Public-California     subscribed to the within instrument and
Salano County                acknowledged to me that she executed
My Comm. Expires May 4, 2002 the same in her authorized capacity(ies), and that by her signature(s) on the
                                             instrument the person(s) acted,
executed                                         the Instrument.
                                                 WITNESS my hand and official
seal.

S/S Judith M. Rex

Signature of Notary Public

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document
Title or Type of Document:

Document Date: Number of Pages:

Signer(s) Other Than Named Above:

Capacity(ies) Claimed by Signer
Signer's Name: Cindy Cliff

Individual
X  Corporate Officer - Title(s): Director
Partner -- Limited -- General
Attorney in Fact
Trustee
Guardian or Conservator
Other:

Signer Is Representing: Desert Winds Entertainment Corporation

[CAPTION]

CERTIFICATE OF AMENDMENT
TO THE
ARTICLES OF INCORPORATION
OF
DESERT WINDS ENTERTAINMENT CORPORATION

Pursuant to the provisions of Title 7, Chapter 78 of the Nevada Revised Statutes, the undersigned officers do hereby certify:

FIRST: The name of the corporation is Desert Winds Entertainment Corporation (the "Corporation").

SECOND: The following sets forth the amendment to the following article"

1.   Name: The name of the corporation is SunnComm, Inc.

THIRD: The amendment was adopted and approved by the board of directors and shareholders on July 6, 2000. The number of shares outstanding at the time of such adoption was _30,806,781_ and the number of shares entitled to voterthereon was _30,806,781_.

The number of shares voted for the amendment were _15,980,250__. The number of votes for the amendment were sufficient for approval.

Dated July 6, 2000


DESERT WINDS ENTERTAINMENT
CORPORATION, a Nevada corporation


By: /s/ Peter H. Jacob
    ------------------------------
    Peter H. Jacobs, its President


By: /s/ Stephen Burg
    ---------------------------
    Stephen Burg, its Secretary

STATE OF ARIZONA         )
                         ) ss.
County of Maricopa       )

On July 6, 2000, personally appeared before me, a Notary Public, for the State and County aforesaid, Peter Jacobs and Stephen Burg, President and Secretary of Desert Winds Entertainment Corporation, respectively, who acknowledged that they executed the above instrument.

/s/ Lynn A. Marzonie
--------------------
  Notary Public

Amendment to ARTICLES OF INCORPORATION
OF SunnCOmm, Inc.
Pursuant to the provisions of Title 7, Chapter 78 of the Nevada Revised Statutes, the undersigned officers do hereby certify:

FIRST: The name of the corporation is SunnComm, Inc. (the "Corporation").
SECOND: The following sets forth the amendment to the following article:
3. SHARES: This corporation is authorized to issue shares of Common Stock, $0.001 par value per share; and the total number of shares which the corporation is authorized to issue is 100,000,000. The Board of Directors is authorized, subject to limitations prescribed by law, to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Nevada, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. Dividends on outstanding shares of Preferred Stock shall be paid or declared and set apart for payment before any dividends shall be paid or declared and set apart for payment on the common shares with respect to the same dividend period.

If upon any voluntary or involuntary liquidation, dissolution or winding up of the corporation, the assets available for distribution to holders of shares of Preferred Stock of all series shall be insufficient to pay such holders the full preferential amount to which they are entitled, then such assets shall be distributed ratably among the shares of all series of Preferred Stock in accordance with the respective preferential amounts (including unpaid cumulative dividends, if any) payable with respect thereto.

THIRD: The amendment was approved by the board of directors and shareholders on November 7, 2000. The number of shares outstanding at the time of such adoption was 39,465,020 and the number of shares entitled to vote thereon was 39,465,020. The number of shares voted for the amendment were 21,311,111. The number of votes for the amendment were sufficient for approval.
Dated March 22, 2001.

SUNNCOMM, INC., a Nevada corporation

By: /s/ Peter H. Jacobs
 ----------------------------
Peter H. Jacobs, its President


By: /s/ Stephen Burg
----------------------------
Stephen Burg, its Secretary

STATE OF ARIZONA    )
ss.                 )
County of Maricopa  )

On March 22, 2001, personally appeared before me, a Notary Public, for the State and County aforesaid, Peter Jacobs and Stephen Burg, President and Secretary of SunnComm, Inc. respectively, who acknowledged that they executed the above instrument.

/s/
   -----------------------
    Notary Public


[CAPTION]
EXHIBIT 3.02

By-Laws
of the
Desert Winds Entertainment Corporation

Contents

Article I Shareholders

Section 1. Place of Meetings
Section 2. Annual Meetings
Section 3. Special Meetings
Section 4. Shareholder Powers

Section 5.  Notice of Meetings
Section 6.  Consent to Shareholder Meetings
Section 7.  Voting Shareholder List
Section 8.  Quorum
Section 9.  Voting Rights
Section 10  Proxies

Article II Directors

Section 1.  Powers
Section 2   Number and Qualifications
Section 3.  Election and Tenure of Office
Section 4   Vacancies
Section 5.  Place of Meetings
Section 6.  Regular Meetings
Section 7.  Special Meetings - Notices
Section 8   Waiver of Notice
Section 9   Directors acting Without a Meeting
            By Unanimous Written Consent
Section 10  Notice of Adjournment
Section 11. Quorum
Section 12  Removal of Directors
Section 13  Resignation
Section 14  Compensation
Section 15. Presumption of Assent

Article III Officers

Section 1   Officers
Section 2   Election
Section 3   Subordinate Officers, Etc.
Section 4.  Removal and Resignation
Section 5.  Vacancies
Section 6.  Chairman of The Board
Section 7.  President
Section 8.  Executive Vice Presidents and Vice Presidents
Section 9.  Secretary and Acting Secretaries
Section 10. Treasurer and other Financial positions

Article IV Executive and Other Committees

Section 1 Committees, Consultants and Advisors

Article V Corporate Records, Reports and Documents

Section I. Records
Section 2. Inspection of Books and Records
Section 3. Certification and Inspection of By-laws
Section 4. Checking Accounts, Checks, Drafts,
Section 5 Contracts, Etc., -- How Executed
Section 6. Annual Report

Article VI Certificates and Transfer of Shares

Section 1. Certificates for Shares
Section 2. Transfer on the Books
Section 3. Lost or Destroyed Certificates
Section 4' Transfer Agents and Registrars
Section 5. Closing Stock Transfer Books

Article VII Corporate Seal

Section 1. Corporate Seal


Article VIII Amendments to By-Laws

Section 1. By Shareholders
Section 2. Powers of Directors
Section 3. Record of Amendment

                                   ARTICLE I
                                  Shareholders

Section 1, Place of Meeting.

Meetings of shareholders, including annual, or special may beheld at the office of the Corporation in the State of Nevada, or at such other places as may be more timely appropriate, or at such locations as may be elected by the Board of Directors for reasons specific to the business of the Corporation.

Section 2 Annual Meetings.

a) The annual meetings of shareholders shall be held on the final Thursday of each October in each year, if not a legal holiday. If a legal holiday, then the meeting shall be held on the next succeeding business day, at 1:30 PM., time local to the chosen geographical area (Example: Pacific Time; Mountain Time; or Eastern 'lime.). However, the Board of Directors may elect to set the annual shareholders' meeting on a weekend day, if this is deemed appropriate in anygiven instance, The actual date and hoar of any respective annual shareholders' meeting maybe adjusted if. deemed appropriate by the Board of Directors. The adjusted date should not exceed sixty (60) days prior to, or subsequent to, the regular date as reflected in these By-Laws.

b) At such day and hour as the shareholders' annual meeting shall be held, there shall be an election of the members of the Board. of Directors of the Corporation, by plurality vote. Reports shall be heard; proposals shall be heard, and voted upon if appropriate, and general affairs of the Corporation shall be considered. Such other business as may properly be brought before the meeting and requiring such, shall be transacted.

Section 3. Special Meetings.

Special meetings of the shareholders, for any purpose or purposes whatsoever, may be called by the President, or by the Board of Directors, or by any two or more members thereof, or by one or more shareholders holding not less than one fifth (1/5) of the voting power of the Corporation.

Section 4. Shareholder Powers

Shareholders having by ownership or proxy at least fifty one (51%) percent of the voting power, upon calling and holding a special meeting, or at an annual meeting, of the shareholders may, without an open statement of reason, dismiss the entire Board of Directors, or dismiss certain members of the Board of Directors, including the Chairman, without an open statement of reason. A quorum of shareholders undertaking such action, need only state in the Minutes of the Special Meeting, that the action was taken in the best interests of the shareholders. Notice of such action must be given to tile respective members of the Board, or to all members of the Board or to the Chairman, in writing. Aquorum of shareholders, having substantial management and working knowledge of the business of the corporation, may with stated, good and reasonable reason, issue a formal request to the Board to dismiss any officer, consultant or other employee, if for the good of the shareholders. A majority vote of shareholders cannot break a contracted individual serving the corporation, but can issue instructions to the Board to, not renew a respective contract, if for the best interests of the shareholders..

Section 5, Notice of Meetings.

a) Notices of meetings, annual or special, shall be given in writing to the shareholders entitled to vote. Notice shall be prepared accompanied by a proxy form, and mailed by the Corporation's stock transfer agency. In lieu of this procedure, Notice maybe given, being signed by the corporate secretary; the assistant secretary; the president; or a vice president.

b) Notices of meetings shall be sent to the shareholder's address as reflected on the books of' the corporation's stock transfer agent or registrar, and shall be postmarked not less than twenty (20) days nor more than sixty (60) days, prior to a scheduled meeting.

c) Notice of any meeting of shareholders shall specify the place, the day, and the hour of the meeting, and the general nature of points to be covered, as well as noting the most important issues to be covered. In cases of special meetings, the specific nature of the business to be transacted and voted upon shall be made clearly evident.

d) In event of the unusual need for an affirmative vote by shareholders, in order for the corporation to proceed with a transaction for such as would be voted by the Board of Directors to be a benefit to the corporation, but wherein the allowable time factor precludes a formal notification to shareholders in general, then communication to such a group of shareholders as hold over fifty percent (50+%) of the control, voting shares of the corporation, by means of phone or facsimile shall be acceptable. Signatures expressing an affirmative vote, or veto, of over fifty percent of the voting shares of the corporation, received by means of facsimile, directed to the Chief Executive Officer of the corporation or to the Chairman of the Board, shall be acceptable, and shall be enforceable as a bona fide vote of the shareholders, empowering the management of the corporation to immediately proceed with the respective transaction; and shall be presented by the Corporate Secretary For automatic ratification at the next formally scheduled annual or special meeting of the corporation's shareholders.

In a case such as this described, hard copy with original signatures, of all such facsimiles sent by shareholders voting in excess of the required 50+%, shall be immediately mailed by the said shareholders to the Corporate Secretary, for the corporation's legal records.

e) When a meeting is adjourned (a Recess) for an uncertain period, of thirty days or more, notice of the adjourned (in effect, postponed) meeting shall be given as in case of an original meeting. Otherwise, upon an adjournment for a specific period of hours or days when at such hour or day, the business of the meeting is scheduled to be completed, it shall not be necessary to give any notice of the continuance or of the business to be transacted, other than by announcement the meeting at which such adjournment is taken.

Section 6. Consent To Shareholder's Meeting.

The transactions of any meeting of shareholders, however called and noticed, shall be valid as though had at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy. Before or after such meeting, all shareholders entitled to vote and not present in person, nor having executed a proxy for said meeting, shall sign a written waiver of noticeor a consent of the holding of such meeting, or the minutes of said meeting shall be approved at the next regular or special meeting of the shareholders, when at such time the transaction(s) conducted at the subject meeting shall be ratified. All waivers, consents and approvals by shareholders shall be maintained by filing a copy of same with the records of the corporation along with a copy of the minutes of any meeting. The originals shall be maintained in separate portfolio or binders, in conjunction with and in close proximity to the Books of Record of original Minutes of the Shareholder Meetings (Two sets of these documents need to be maintained for legal purposes, in event of the destruction of one set.)

Section 7. Voting.

The agent or officer having charge of the stock transfer books of the corporation shall make, at least twenty days before each meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting, or any adjournment thereof; arranged in alphabetical order, with address of and number of shares held by each, which list, for a period of twenty days prior to such meeting shall be kept on file at the principal office of the corporation and shall be subject to inspection by any stockholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting. A stock transfer book comprised of copies of 'proof of transfer pages' received by the corporation from time to time direct from the transfer and registrar agent, or a transfer book maintained by the corporation, if corporation acts as its own stock transfer agent, with said corporate stock records Certified by the Secretary and President, shall be prima facie evidence as to who are the stockholders entitled to vote and to examine such stock transfer books.

Section 8. Quorum.

a) That "majority" of the shares entitled to vote, shall equate to a quorum, and shall be at least fifty one (51%) percent of the issued voting shares of the corporation.

The holders of a majority of the shares entitled to vote thereat, present in person, or represented by proxy, shall be requisite and shall constitute a quorum at all meetings of the shareholders for the transaction of business except as otherwise provided by law, by the articles of incorporation, or by these By-Laws.

b) If such majority shall not be present or represented by any meeting of the shareholders, the shareholders entitled to vote thereat, present in pen on, or by proxy4 shall have power to adjourn the meeting from time to time, until the requisite amount of voting shares shall be present. At such adjourned meeting at which the requisite amount of voting shares shall be represented, any business may be transacted which might have been transacted at the meeting as originally notified.

Section 9. Voting Rights.

a) The Company may have one (1) class of common shares, or two (2) classes of common shares: A-Common Stock and B-Common Stock; and Preferred Stock, one (1) class or Class A and Class B. If two classes of Preferred shares, then each share of Class B Preferred Stock shall represent one thousand (1000) votes, and shall be non-transferable, except by vote of a majority of duly authorized and issued Class B Preferred shareholders.

b) Only such persons whose names and shares entitled to vote stand on the stock records of the corporation on the day of any meeting of the shareholders, or on such other day prior to any meeting of the shareholders, as may be determined by the Board of Directors, as the date for determination of shareholders of record4 shall be entitled to vote at such meeting. Each Common Share shall be entitled to one vote. Each share of Class-B Preferred Stock shall be entitled to 1,000 votes. Class A-Preferred has no voting rights Cumulated voting shall not be allowed.

Section l0 Proxies.

At all meetings of stockholders, a stockholder may vote by proxy executed in writing by the stockholder or by his duly authorized attorney in fact. Proxies must be filed before or at the time of any shareholders meeting. Proxies are to be filed with the secretary of the corporation, or another entity, such as the corporate registrar, if these types of services are provided.

                                   ARTICLE 11
                                   Directors

Section 1. Powers.

Subject to the limitation of the Articles of Incorporation; of the By-laws, and the law of the State of Domicile of the corporation, all corporate powers shall be exercised by, or under the authority of the Board of Directors; and the business affairs of this corporation shall be exercised under authority of the Board of Directors, subject to all action as authorized or approved, by the majority vote of the shareholders.

Section 2. Number and Qualification.

The authorized number of directors of the corporation shall be no less than two
(2) but any additional number of directors may be elected according to the discretion and vote of the shareholders entitled to exercise the majority of the voting power of the corporation. The corporation shall have an even number of directors, and a Chairman. By majority vote of the shareholders, a Board of Directors may be replaced by a Board of Trustees.

Section 3. Election and Tenure of Office.

The Directors shall be elected by ballot at the annual meeting of the shareholders, and shall generally serve for one year or until their successors have been elected and have qualified. Their term of office shall begin immediately following an election. Exception: Chairman of The Board, or any other director being under specific contract with the corporation creating a circumstance legal but contrary to the general rule, or in event of an unusual circumstance, whereby the Board or some member of the Board would be dismissed prior to the end of a twelve month period..

Section 4 Vacancies

a) Vacancies in the Board of Directors may be filed by a majority vote of the remaining directors, even though less than a quorum, or by a sole remaining director, and each director elected shall hold office until his successor is elected at an annual meeting of shareholders or at a special meeting called for that purpose Exception: Any director elected by the Board of Directors to fill a vacancy, may be relieved of their directorship and a replacement elected by the Board of Directors.

b) The shareholders may at any time elect a director to fill any vacancy not filled by the directors, and may elect additional directors at a meeting whereby shareholder's voting authorizes an increase in the number of directors.

e) A vacancy or vacancies shall be deemed to exist in case of the death, resignation or removal of any director, or if the shareholders shall increase the authorized number of directors, but shall fail at said meeting at whichsuch increase is authorized, or at an adjournment thereof, to elect the additional director(s) provided for.

d) If the Board of Directors accept the resignation tendered by a director, to take effect at a future time, the Board or the shareholders, shall have the power to elect a successor to take office when the said resignation shall become effective.

e) No affirmative vote for reduction in number of directors shall have the effect to removal of any director prior to expiration of his term of office.

Section 5. Place of Meetings.

Meetings of the Board of Directors shall be held at the Executive Offices of the corporation or elsewhere, or at any location designated for that purpose from time to time, by resolution of the Board of Directors or written consent of all members of the Board4 given before or after the meeting and filed with the Secretary of the corporation.

A control shareholder or holder of proxies for at least 51% of the voting shares may attend any meeting of the Board of Directors, and may express opinions, but may not vote.

Section 6. Other Regular Meetings.

Regular meetings of the Board of Directors shall be held at such time as shall be fixed by resolution of' the Board and under no circumstances less than once a year.

Section 7 Special Meetings - Notices.

a) Special meetings of the Board of Directors for any purpose or purposes shall be called at any time by the President, or if he is absent or unable or refusesto act, by the Executive Vice President, or by any Vice President, or any two directors.

b) Written notice of the time and place of special meetings shall be delivered personally to the directors or sent to each director by letter, facsimile or by telegram or other type of express mail, charges paid, addressed to him at the address as it is shown upon the records of the corporation, or to another company office in which any respective director operates, or if it is not shown on such records as are readily ascertainable, then at the place in which the meetings of the directors are regularly held. In event such notice is mailed by any class, telegraphed, or sent by facsimile, it shall be done so in a time frame which under normal circumstances would assure delivery of the notice at least 24 hours prior to such meetings. Such means of notification as provided above shall be due, legal, and personal notice to any director.

Section 8. Waiver of Notice.

When all of the directors arc present at any director's meeting, however called or noticed, and sign a written consent thereto on the records of such meeting, or if a majority of the directors are present, and if those present sign a waiver of notice in writing, whether prior to or after the holding of such meeting, and thereafter said waiver shall be filed with the secretary of the corporation, the transactions thereof arc as valid as if had at a meeting regularly called and noticed. In event only a majority of the directors are present, but the majority number of directors present is that which shall be required to carry a vote, had the total number of directors of the corporation been present, and those present vote unanimously for or against any proposition of the corporation's business, the transactions thereof are as valid as if had at a meeting regularly called and noticed, and attended by the total of the corporation's board members, since the attendance of all of the corporation's board members would not alter the outcome of the vote as carried.

Section 9. Directors Acting in a Quorum Only Without a Meeting By Written
     Consent.

Any action required or permitted to be taken by the Board of Directors, may be taken without a physical meeting, and shall carry the same force and effect as if done by the required majority number of board members, as if had at a meeting regularly called, noticed and attended by the same majority of board members or by the total number of board members.

Any document or certificate relating to an action so taken by written consent, shall state thereon that the carrying vote was taken by written consent of the required majority of the Board of Directors of the corporation, in lien of a physical meeting called and noticed, and that the By-Laws of the corporation authorize the directors to so act, when deemed necessary for the best benefit of the corporation.

Section 10. Notice of Adjournment.

Notice of the time and place of holding an adjourned meeting need not be given to absent directors, if the time and place be fixed at the meeting adjourned.

Section 11. Quorum.

a) That 'majority' of directors necessary to constitute a quorum, or to carry a vote, either at a meeting with only a quorum in attendance, or with the total of the Board of Directors in attendance, shall be one half of the number of directors, plus at least one (+1). In event all the directors are in attendance at any meeting of the board, then, one half of the number of directors plus one additional member shall be required to carry an affirmative vote or veto on any transaction In event one half of the directors vote affirmative and one half vote against any transaction or proposed proposition placed before the board, then, the Chairman must be the additional 'one' (1) and shall cast the deciding vote for or against that as was proposed. '[he heretofore stated requirements shall also be requirements for directors acting as a quorum without a meeting.

b) A 'majority' of the number of directors as duly installed, according to the Articles or By-Laws shall be necessary to constitute a quorum for the transaction of the corporation's business, and any action requiring a quorum of the directors to be present at any meeting.

Section 12. Removal of Directors.

Any and all of the directors may be removed for cause by vote of the shareholders or by action of the board. Directors may be removed without cause only by the shareholders.

Section 13. Resignation.

A director may resign at any time by giving written notice to the board, the president or the secretary of the corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the board or such officer, and the acceptance of the resignation shall not be required to render the resignation effective.


Section 14. Compensation

No compensation shall be paid to directors as such, for their services, except by resolution of the board, a fixed sum and expenses for actual attendance at each regular or special meeting of the board may be authorized. Nothing herein contained shall be construed to preclude any director serving the corporation in any other capacity and receiving compensation therefore.

Section 15. Presumption of Assent

A director of the corporation who is present at a meeting of the directors at which action on any corporate matter is taken who does not vote shall be presumed to assent to the action taken unless his dissent shall be entered in the minutes of the meeting, or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment or immediately after the adjournment of' the meeting. Such right of silent dissent' call be ruled against, at the beginning of any such meeting, arbitrarily by the Secretary of the corporation, or by the acting secretary of the meeting, or by the acting secretary of the meeting at the direct request of any one director or all directors. Such right to dissent shall not apply to a director who initially voted in favor of such action or transaction.


                                  ARTICLE III
                                    Officers

Section 1. Officers.

The officers of the corporation shall be a President; a Secretary; a Treasurer; 'and at the discretion of the Board', an Executive Vice President; one or more Executive Vice Presidents of various corporate divisions or departments; one or more Vice Presidents; one or more Assistant Secretaries; one or more Assistant Treasurers; and such other officers as may be appointed in accordance with provisions of Section 3 of this Article. One person may hold mote than one office excepting those offices of President and Secretary.

Section 2. Elections

The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 3, or Section 5, of this Article or such officer(s) who may hold a contract, executed to retain such officer(s) for a designated period of time, shall be chosen annually by the Board of Directors, and each shall hold his office until he shall resign or shall be removed or advanced.

Section 3. Subordinate Offices

The Board of Directors may appoint such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the By-Laws or as the Board of Directors may from time to time determine.


Section 4. Removal and Resignation.

a) Any officer may be removed. Either with or without cause, by a majority of the directors at the time in office, at any regular or special meeting of the board. or. except in case of an officer hosen by the Board of Directors, by any Officer upon whom such power of removal may be conferred by the Board of' Directors, according to his or her appropriate executive position.

b) Any officer may resign at any time by giving written notice to the Board of Directors or to the Secretary of the corporation. Any such resignation shall take effect at the date of receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 5. Vacancies.

A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in the By-Laws for regular appointments to such office.

Section 6 Chairman of the Board

The Chairman of the Board of Directors shall preside over and assist the Board of Directors in the formulation of policies to be pursued by the executive management of the shareholders, with the time and place of holding, whether regular or special, and if special, how authorized, the notice thereof given, the names of those present or represented at shareholders meeting and proceedings thereof.

Section 7 President

The President shall be the chief executive and administrative officer of the corporation. He shall preside at all meetings of the shareholders. He shall see that all orders and resolutions of the Board of Directors are carried into effect and in general shall perform all duties as may from time to time be assigned to him by the Board of Directors and shall have general charge of the business of the corporation. He shall from time to time obtain information concerning the affairs and business of the corporation and shall promptly lay such information before the Board of Directors, or he shall communicate to the Board of Directors as may in his judgment, affect the performance of their official duties. He may sign, alone if authorized, or with the Secretary or any other proper officer of the corporation, any deeds, mortgages, notes bonds, contracts, powers of attorney or other instruments, including certificates for shares of capital stock of the corporation, which the Board of Directors has authorized to be executed. He may employ all agents and shall perform all other duties as may from time to time be delegated to him by the Chairman of the Board of Directors.

Section 8 Vice President

The Vice President shall perform such duties and possess such powers as from time to time may be assigned to them by the President. In the absence of the President or in the event of his inability or refusal to act, the First Executive Vice President of corporate administration shall perform the duties of the President and, when so performing, shall have all the powers of and be subject to all the restrictions upon the President.

Section 9 Secretary

The Secretary shall keep, or cause to be kept, a book of minutes at the principal office or such other place as the Board of Directors may order, of all meetings and directors and Shareholders, with the time and place of holding, whether regular of special, and if special, how authorized, the notice thereof given, the names of those present or represented at shareholders meeting and proceedings thereof.

Section 10. Treasurer.

a) The Treasurer shall keep and maintain, or cause to be kept and maintained., adequate and correct accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and shares. Any surplus, including earned surplus, paid-in-surplus and surplus arising from a reduction of stated capital, shall be classified according to source and shown in a separate account. The books of accounts shall at all reasonable times be open to inspection by any director.

b) The Treasurer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the Board of Directors, shall render to the President and directors, whenever they request it, an account of all of his transactions as Treasurer and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or the By-Laws.

                                   Article IV
                       Executive and other (.7ornmittccs
                    and Consultants of Special Authorization

Section 1. Committees.

a) The Board of Directors may appoint an executive committee, and such other committees as may be necessary from time to time, consisting of such number of its members and with such powers as it may designate, consistent with the Articles of Incorporation and By-Laws. Such committees shall hold office or be eliminated at the pleasure of the board- The President may appoint such other committees as he may deem to be required from time to time.

b) The Board of Directors may contract with special consultants to the board or special assistants to the board or president, or special business consultants with certain designated powers. A "Business Consultant Advisor to The Board", may be authorized, in the best interests of the shareholders, to negotiate and formalize transactions as an authorized signature", with such transactions having received an affirmative vote by the Board of Directors, prior to such formalization.

                                   Article V
                    Corporate Records, Reports and Documents

Section 1 - Records.

The corporation shall maintain adequate and correct accounts, books and records of its business and properties. All such books, records and accounts shall be kept at its principal Executive Offices. In event of various business operations divisions, all Original books and records shall be maintained in those Division Offices, with computer, or other transmission to the corporate headquarters and to the corporate Office of Records and Accounting, of all appropriate documents and financial records.

Section 2. Inspection of Books and Records.

All books and records of the corporation shall be open to inspection of the directors from time to time and during reasonable working hours.

Section 3. Certification and Inspection of By-Laws.

The original or a copy of these By-Laws, as amended or otherwise altered to date, certified by the Secretary, shall be open to inspection by the shareholders of the company, by appointment.

Section 4. Checks, Drafts, Etc.

All checks, drafts or other orders for payment of money, notes or other evidences of indebtedness, issued in the name or payable to the corporation, shall be signed or endorsed by such person or persons and in such manner as shall be determined from time to time by resolution of the Board of Directors.

Section 5. Contracts, Etc. How Executed.

The Board of Directors, except as in the By-Laws otherwise provided, may authorize any officer or officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation. Such authority may be general or confined to specific instances. Unless so authorized by the Board of Directors, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement, or to pledge it's credit, or to render it liable for any purpose or to any amount.

Section 6. Annual Report.

The Board of Directors shall cause an annual report or statement to be sent to the shareholders of this corporation not later than 120 days after the close of the fiscal or calendar year.

                                   Article VI
                      Certificates and Transfer of Shares
Section 1. Certificates of Shares.

a) Certificates for shares shall be of such form and device as the Board of Directors may designate and shall state the name of the record holder of the shares represented thereby; its number; the par value, if any, or a statement that such shares are without par value; 'a statement of the rights, privileges, preferences and restrictions, if any; a statement as to the redemption or conversion, if any; a statement of liens or restrictions upon transfer or voting4 if any; if the share be assessable or, if assessments are collectable by personal action, a plain statement of such facts.

b) Every certificate for shares must be signed by the President or a Vice President and the Secretary or an Assistant Secretary or must be authenticated by facsimile of a signature of' the President and Secretary or by a facsimile of a signature countersigned by a transfer agent or transfer clerk and must be registered by an incorporated bank or trust company, or duly licensed stock transfer and registrar company, either domestic or foreign, as registrar of transfers.

Section 2. Transfer of the Books.

Upon surrender to the Secretary or transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation or its licensed transfer agent, to issue a new certificate to the person entitled thereto, cancel the old certificate and to maintain a record of the transaction in a designated office of the corporation.

Exception: In event the directors of the corporation or its transfer agent-registrar, should determine there is reason to suspect any respective certificate of being invalid or fraudulent, said certificate, along with any other documentation, pertinent to such certificate, shall be placed with competent legal counsel for investigation and verification, prior to giving authorization to "transfer".

Section 3. Lost or Destroyed Certificates.

Any person claiming a certificate of' stock to be lost or destroyed shall make an affidavit or affirmation of that fact and as the Board of Directors or stock transfer entity may require, give the corporation a bond of indemnity, in form and with one or more sureties satisfactory to the board an at least double the value of the stock represented by said certificate, whereupon a new certificate may be issued of the same tenor and for the same number of shares as the one alleged to be lost or destroyed.

Section 4. Transfer agent and Registrars.

The Board of Directors may appoint one or more transfer agents or transfer clerks, and one or more registrars, which shall be an incorporated bank or trust company or a. licensed stock transfer and registrar company, either domestic or foreign, who shall be appointed at such times and places as the requirements of the corporation may necessitate and the Board of Directors may designate.

Section 5. Closing Stock Transfer Books.

The Board of Directors shall request of its transfer agent and registrar according to any law of the state of its domicile, the close of the transfer books for a period not exceeding thirty days or such period as being in accordance with any existing law, preceding any annual meeting, of the shareholders, or the day appointed for payment of' a dividend.

                                  Article VII
                                 Corporate Seal

Section 1. Seal,

The corporate seal shall be circular in form, and shall have inscribed thereon the name of the corporation, the date of its incorporation, and the state of its domicile.

                                  Article VIII
                             Amendments to By-Laws

Section 1. By Shareholder.

New By-Laws may be adopted or these By-Laws may be repealed or amended at their annual meeting, or any other meeting of the shareholders called for that purpose, by a vote of shareholders entitled to exercise a majority of the voting power of the corporation, or by written assent of such shareholders.

Section 2. Powers of Directors.

Directors may not amend or repeal any of these By -Laws without assent of the majority vote of the shareholders.

Section 3. Record of Amendments.

The corporation shall keep an accurate succession in bound form, of all By-laws as repealed, and amended, and accurate to date.

I, do hereby certify that the foregoing is a complete and accurate copy of the current By-Laws of the Desert Winds Entertainment Corporation.

___\s\_Michael Paloma_______
Michael Paloma, President

[CAPTION]
Exhibit 4.01

     Form of Convertible Debentures issued prior to June 27, 2000


NEITHER THIS DEBENTURE NOR THE SECURITIES ISSUABLE HEREUNDER HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANYOTHER FEDERAL OR STATE SECURITIES LAWS, AND THEY MAY NOT BE SOLD OR OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT AS EXPRESSLY PROVIDED FOR HEREIN. WITHOUT LIMITING THE FOREGOING, NEITHER THIS DEBENTURE NOR THE STOCK ISSUABLE HEREUNDER MAY BE TRANSFERRED FOR A PERIOD OF TWELVE (12) MONTHS AFTER THE DATE OF THIS DEBENTURE OR THE ISSUANCE OF STOCK HEREUNDER UNLESS PERMITTED BY THE TERMS OF THIS DEBENTURE AND APPLICABLE LAW.

                                 SunnComm, Inc.

                 CONVERTIBLE DEBENTURE DUE ON [MONTH] ___, 2001

[Month] __, 2000 (the "Issue Date") US $____________

FOR VALUE RECEIVED, SunnComm, Inc., a Nevada corporation (the "Company") promises to pay to the order of ____________, an individual (the "Holder") on [Month] ___, 2001 (the "'Maturity Date"), the principal sum of ____________ Dollars ($____________), as hereinafter provided.

1. Payment and Interest. The indebtedness outstanding under this Debenture shall bear interest of five percent (5%) per annum. Unless the conversion rights provided under Section 4 or the redemption rights under Section 5 are exercised pursuant to this Debenture, the principal and accrued interest shall be due on the Maturity Date. Payment is to be made at the office of the Holder as reflected in the records of the Company or at such other place as the Holder of this Debenture shall have notified the Company in writing. Nothing herein contained, nor any transaction relating thereto, shall be construed or so operate as to require the Company to pay interest at a greater rate than the maximum allowed by the applicable law relating to this Debenture. Should any interest or other charges, charged, paid or payable by the Company in connection with this Debenture, or any other compensation, payment or earning of interest, be in excess of the maximum allowed by the applicable law as aforesaid, then any and all such excess shall be, and the same hereby is, waived by the Holder, and any and all such excess paid shall be automatically credited against and in reduction of the principal due under this Debenture.

2. Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, this Debenture shall be entitled to a claim in liquidation before participation by the holders of any debt subordinate hereto or of any capital stock of the Company. The amount of the claim in liquidation shall equal the amount to which the Holder of this Debenture would be entitled in the case of payment, whether or not this Debenture is eligible for payment at the time of liquidation. A liquidation, dissolution, or winding up of the Company, for purposes of this Section 2 , shall not include any consolidation, reorganization, or merger of the Company with or into any other association or corporation, or any acquisition of all or substantially all of the assets and liabilities of the Company by any other association or corporation, whether or not of a different form or subject to the laws or a different jurisdiction, provided the same are not in violation of any of the terms of this Debenture or the agreements contemplated therein.

3. Legal Tender. All payments of principal and interest hereunder shall be in coin or currency of the United States or America which on the respective dates of payment thereof constitutes legal tender for the payment of public and private debt.

4. Conversion of Debenture.

(a) Conversion Following Registration. Upon the effectiveness of the Registration Statement described below in Section 9, this Debenture shall be automatically converted into (1) ____________ fully paid and nonassessable shares of common stock of the Company ("Common Stock").

(b) Mechanics of Conversion. Upon conversion, all obligations of the Company to pay principal and interest hereunder shall be extinguished. Upon conversion, the Holder of this Debenture shall surrender the Debenture during regular business hours at the office of the Company. As promptly as practicable after the surrender of the Debenture as aforesaid, the Company shall deliver or cause to be delivered to the Holder a certificate or certificates for the number of fully paid and nonassessable shares of common stock issuable upon conversion of this Debenture. Such conversion shall be deemed to have been effected immediately prior to the close of business on the effective date of the Registration Statement, the Debenture shall be canceled and rendered null and void, (the "Date Of Conversion"), and at such time the rights of the Holder shall cease and the Holder shall be deemed to have become the holder of record of the shares and warrants issuable hereunder.

(c) Adjustments. If the Company shall effect any capital reorganization or any reclassification of the capital stock of the Company or in case of the consolidation or merger or exchange of the company with or into another corporation or the conveyance of all or substantially all of the assets of the Company to another corporation, the Holder of this Debenture shall be entitled to receive upon the conversion of the Debenture, that type and number of securities to which a holder of the number of shares of common stock into which this Debenture is convertible immediately prior to such event would have been entitled upon such reorganization, reclassification, consolidation, merger or conveyance; and, in any such case, appropriate adjustment, as determined by the Board of Directors, shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of the holder of this Debenture, to the end that the provisions set forth herein shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other property thereafter deliverable upon the conversion of the Debenture. If the Company shall at any time subdivide its outstanding shares of Common Stock into a greater number of shares or pay a dividend in shares of common stock to the outstanding common stock, or combine the outstanding shares of common stock into a smaller number of shares, the conversion rate for this Debenture in effect immediately prior to such subdivision, dividend or combination shall be adjusted proportionately simultaneously with such event.

5. Right to Redeem. At any time prior to the Maturity Date, the Company shall have the right to pre-pay this Debenture by paying the full amount of principal and the full amount of interest accrued as of the date of redemption. Upon redemption, the Company shall have no further obligations under this Debenture.

6. Reservation of Shares. The Company covenants and agrees that, during the period within which conversion rights represented by this Debenture may be exercised, the Company will at all times have authorized and reserved, solely for the purpose of such possible conversion, free from preemptive rights, out of its authorized but unissued shares, a sufficient number of shares of its common stock to provide for the exercise in full of the conversion rights represented by this Debenture. In accordance with and subject to applicable laws and regulations, the Company shall from time to time increase its number of authorized shares of common stock so as to maintain a number of such shares sufficient to permit the conversion of common stock if necessary to ensure such conversion.

7. Registration and Transfer of this Debenture. No right or interest in this Debenture may be transferred except to a successor by inheritance or in testate succession, and such successor shall, as a condition of succession, accept by written instrument reasonably acceptable to the Company each of the terms and conditions that govern this Debenture. Without limiting the foregoing, neither this Debenture nor the stock issuable hereunder may be transferred for a period of twelve (12) months after the date of this Debenture or the issuance of stock hereunder unless permitted by the terms of this Debenture and applicable law.

8. Lost Documents. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Debenture or any Debentures exchanged for it, and (in case of loss, theft or destruction) of indemnity satisfactory to it, and upon reimbursement to the Company of all reasonable expenses incidental thereto, and upon surrender and cancellation of such Debenture, if mutilated, the Company will make and deliver in lieu of such Debenture a new Debenture of the same series and of like tenor and unpaid principal amount.

9. Registration Rights.

(a) The Company shall use reasonable best efforts to, within three (3) months from receipt thereof, include the shares of common stock issuable upon conversion of this Debenture in the next registration statement ("Registration Statement") filed with the Securities and Exchange Commission by the Company under the Securities Act, and have such Registration Statement declare effective no later than the first anniversary from the date hereof so that upon issuance the shares issuable hereunder will be freely tradable, provided that the Holder shall furnish to the Company all appropriate information in connection therewith as the Company may reasonably request.

(b) The Company shall (1) bear the costs, expenses and fees incurred in connection with any such registration, excluding any broker fees, selling commissions and out of pocket costs and expenses of the Holder; (2) supply prospectuses and other documents as the Holder may reasonably request; (3) use its reasonable best efforts to register and qualify the shares issuable hereunder for sale in such states as the Holder designates; (4) do any and all other acts and things that may be necessary or desirable to enable Holder to consummate the public sale or other disposition of the shares issuable hereunder; and (5) enter into cross-indemnification arrangements with the Holder with respect to matters arising from such Registration Statement and public offering.

10. Definitions. The term Holder means the Holder and each subsequent holder of this Debenture; and any consent, waiver or agreement in writing by the then Holder with respect to any matter or thing in connection with this Debenture, whether altering any provision hereof or otherwise, shall bind all subsequent holders of this Debenture.

11. Miscellaneous.

(a) Transfer. No right or interest in this Debenture is transferable except as provided in Section 7 . Upon automatic conversion, the shares issued upon cancellation of the Debenture will be fully tradable.

(b) Notices. Any notice or communication to be given pursuant to this Debenture shall be in writing and shall be delivered in person or by certified mail, return receipt requested, in the United States mail, postage prepaid. Notices to the Company shall be addressed to the Company's principal office. Notices to the Holder shall be addressed to the Holder's address as reflected in the records of the Company. Notices shall be effective upon delivery in person, or, if mailed, at midnight on the fifth business day after mailing.

(c) Issue Tax. The issuance of certificates for shares of Common Stock upon the exercise of this Debenture shall be made without charge to the Holder for any issuance tax in respect thereof, provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the Holder of the Debenture exercised.

(d) No Shareholder Rights. This Debenture shall not entitle the Holder to any voting rights or other rights as a shareholder of the Company.

(e) Current Information. The Company shall cause copies of all financial statements and reports, proxy statements and other documents that are provided to its shareholders to be sent by first class mail, postage prepaid, on the date of mailing to such shareholders, to the Holder at the address reflected in the records of the Company.

(f) Governing Law. This Debenture shall be governed by and construed in accordance with the laws of the State of Arizona.

(g) Successors. The covenants, agreements and provisions of this Debenture shall bind the parties hereto and their respective successors and permitted assigns.

(h) Integrated Agreement; Modification. This Debenture is a complete statement of the agreement of the parties with respect to the subject matter hereof and may be modified only by written instrument executed by the parties.

IN WITNESS WHEREOF, the Company has executed this Debenture as of the Issue
Date.

ATTEST:

                       SunnComm, Inc., a Nevada corporation

 By: \s\__Stephen F. Burg___________  By: ____\s\___Peter H. Jacobs______
 By: Stephen F. Burg, Secretary            By: Peter H. Jacobs, President


[CAPTION]
Exhibit 4.02

Form of Convertible Debenture Issued after June 27, 2000

NEITHER THIS DEBENTURE NOR THE SECURITIES ISSUABLE HEREUNDER HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY OTHER FEDERAL OR STATE SECURITIES LAWS, AND THEY MAY NOT BE SOLD OR OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT AS EXPRESSLY PROVIDED FOR HEREIN. WITHOUT LIMITING THE FOREGOING, NEITHER THIS DEBENTURE NOR THE STOCK ISSUABLE HEREUNDER MAY BE TRANSFERRED FOR A PERIOD OF TWELVE (12) MONTHS AFTER THE DATE OF THIS DEBENTURE OR THE ISSUANCE OF STOCK HEREUNDER UNLESS PERMITTED BY THE TERMS OF THIS DEBENTURE AND APPLICABLE LAW. SUNNCOMM, INC. CONVERTIBLE DEBENTURE DUE ON [MONTH] ___, 2001

[Month] ___, 2000 (the "Issue Date")    US $____________

FOR VALUE RECEIVED, SunnComm, Inc., a Nevada corporation (the "Company") promises to pay to the order of ____________, an individual (the "Holder") on [Month] ___, 2001 (the "'Maturity Date"), the principal sum of ____________ Dollars ($____________), as hereinafter provided.

1. Payment and Interest. The indebtedness outstanding under this Debenture shall bear interest of five percent (5%) per annum. Unless the conversion rights provided under Section 4 or the redemption rights under Section 5 are exercised pursuant to this Debenture, the principal and accrued interest shall be due on the Maturity Date. Payment is to be made at the office of the Holder as reflected in the records of the Company or at such other place as the Holder of this Debenture shall have notified the Company in writing. Nothing herein contained, nor any transaction relating thereto, shall be construed or so operate as to require the Company to pay interest at a greater rate than the maximum allowed by the applicable law relating to this Debenture. Should any interest or other charges, charged, paid or payable by the Company in connection with this Debenture, or any other compensation, payment or earning of interest, be in excess of the maximum allowed by the applicable law as aforesaid, then any and all such excess shall be, and the same hereby is, waived by the Holder, and any and all such excess paid shall be automatically credited against and in reduction of the principal due under this Debenture.

2. Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, this Debenture shall be entitled to a claim in liquidation before participation by the holders of any debt subordinate hereto or of any capital stock of the Company. The amount of the claim in liquidation shall equal the amount to which the Holder of this Debenture would be entitled in the case of payment, whether or not this Debenture is eligible for payment at the time of liquidation. A liquidation, dissolution, or winding up of the Company, for purposes of this Section 2, shall not include any consolidation, reorganization, or merger of the Company with or into any other association or corporation, or any acquisition of all or substantially all of the assets and liabilities of the Company by any other association or corporation, whether or not of a different form or subject to the laws or a different jurisdiction, provided the same are not in violation of any of the terms of this Debenture or the agreements contemplated therein.

3. Legal Tender. All payments of principal and interest hereunder shall be in coin or currency of the United States or America which on the respective dates of payment thereof constitutes legal tender for the payment of public and private debt.

4.   Conversion of Debenture.
(a) Conversion Following Registration. Upon the effectiveness of the Registration Statement described below in Section 9, this Debenture shall be automatically converted into (1) ____________ fully paid and nonassessable shares of common stock of the Company ("Common Stock"); (2) ____________ "A" Warrants, described below in Section 10(a); and (3) ____________ "B" Warrants, described below in Section 10(b).
(b) Mechanics of Conversion. Upon conversion, all obligations of the Company to pay principal and interest hereunder shall be extinguished. Upon conversion, the Holder of this Debenture shall surrender the Debenture during regular business hours at the office of the Company.

As promptly as practicable after the surrender of the Debenture as aforesaid, the Company shall deliver or cause to be delivered to the Holder a certificate or certificates for the number of fully paid and nonassessable shares of common stock issuable upon conversion of this Debenture. Such conversion shall be deemed to have been effected immediately prior to the close of business on the effective date of the Registration Statement, the Debenture shall be canceled and rendered null and void, (the "Date Of Conversion"), and at such time the rights of the Holder shall cease and the Holder shall be deemed to have become the holder of record of the shares and warrants issuable hereunder.

(c) Adjustments. If the Company shall effect any capital reorganization or any reclassification of the capital stock of the Company or in case of the consolidation or merger or exchange of the company with or into another corporation or the conveyance of all or substantially all of the assets of the Company to another corporation, the Holder of this Debenture shall be entitled to receive upon the conversion of the Debenture, that type and number of securities to which a holder of the number of shares of common stock into which this Debenture is convertible immediately prior to such event would have been entitled upon such reorganization, reclassification, consolidation, merger or conveyance; and, in any such case, appropriate adjustment, as determined by the Board of Directors, shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of the holder of this Debenture, to the end that the provisions set forth herein shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other property thereafter deliverable upon the conversion of the Debenture. If the Company shall at any time subdivide its outstanding shares of Common Stock into a greater number of shares or pay a dividend in shares of common stock to the outstanding common stock, or combine the outstanding shares of common stock into a smaller number of shares, the conversion rate for this Debenture in effect immediately prior to such subdivision, dividend or combination shall be adjusted proportionately simultaneously with such event.

5. Right to Redeem. At any time prior to the Maturity Date, the Company shall have the right to pre-pay this Debenture by paying the full amount of principal and the full amount of interest accrued as of the date of redemption. Upon redemption, the Company shall have no further obligations under this Debenture.

6. Reservation of Shares. The Company covenants and agrees that, during the period within which conversion rights represented by this Debenture may be exercised, the Company will at all times have authorized and reserved, solely for the purpose of such possible conversion, free from preemptive rights, out of its authorized but unissued shares, a sufficient number of shares of its common stock to provide for the exercise in full of the conversion rights represented by this Debenture. In accordance with and subject to applicable laws and regulations, the Company shall from time to time increase its number of authorized shares of common stock so as to maintain a number of such shares sufficient to permit the conversion of common stock if necessary to ensure such conversion.

7. Registration and Transfer of this Debenture. No right or interest in this Debenture may be transferred except to a successor by inheritance or intestate succession, and such successor shall, as a condition of succession, accept by written instrument reasonably acceptable to the Company each of the terms and conditions that govern this Debenture.

Without limiting the foregoing, neither this Debenture nor the stock issuable hereunder may be transferred for a period of twelve (12) months after the date of this Debenture or the issuance of stock hereunder unless permitted by the terms of this Debenture and applicable law.

8. Lost Documents. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Debenture or any Debentures exchanged for it, and (in case of loss, theft or destruction) of indemnity satisfactory to it, and upon reimbursement to the Company of all reasonable expenses incidental thereto, and upon surrender and cancellation of such Debenture, if mutilated, the Company will make and deliver in lieu of such Debenture a new Debenture of the same series and of like tenor and unpaid principal amount.

9.   Registration Rights.
(a) The Company shall use reasonable best efforts to, within three (3) months from receipt thereof, include the shares of common stock issuable upon conversion of this Debenture in the next registration statement ("Registration Statement") filed with the Securities and Exchange Commission by the Company under the Securities Act, and have such Registration Statement declare effective no later than the first anniversary from the date hereof so that upon issuance the shares issuable hereunder will be freely tradable, provided that the Holder shall furnish to the Company all appropriate information in connection therewith as the Company may reasonably request.

(b) The Company shall (1) bear the costs, expenses and fees incurred in connection with any such registration, excluding any broker fees, selling commissions and out of pocket costs and expenses of the Holder; (2) supply prospectuses and other documents as the Holder may reasonably request; (3) use its reasonable best efforts to register and qualify the shares issuable hereunder for sale in such states as the Holder designates; (4) do any and all other acts and things that may be necessary or desirable to enable Holder to consummate the public sale or other disposition of the shares issuable hereunder; and (5) enter into cross-indemnification arrangements with the Holder with respect to matters arising from such Registration Statement and public offering.

10. Definitions. The term Holder means the Holder and each subsequent holder of this Debenture; and any consent, waiver or agreement in writing by the then Holder with respect to any matter or thing in connection with this Debenture, whether altering any provision hereof or otherwise, shall bind all subsequent holders of this Debenture.

(a) "A" Warrant. An "A" Warrant confers on the Holder the right (but not the obligation) to buy a share of Common Stock at the opening bid price of the Company's or successor company's Common Stock in the first underwritten public offering following the Issue Date (the "Opening Price"), and may be exercised at any time after the first day of the seventh month following the Issue Date, and before the last day of the eighteenth month following the Issue Date. The Company shall have the right to redeem any "A" Warrant for $15.00 per share of Common Stock into which the "A" Warrant is convertible at any time.

(b) "B" Warrant. A "B" Warrant confers on the Holder the right (but not the obligation) to buy a share of Common Stock at the Opening Price plus $2, and may be exercised at any time after the first day of the nineteenth month following the Issue Date, and before the last day of the thirtieth month following the Issue Date. The Company shall have the right to redeem any "B" Warrant for $20.00 per share of Common Stock into which the "B" Warrant is convertible at any time.

11.  Miscellaneous.
(a) Transfer. No right or interest in this Debenture is transferable except as provided in Section 7. Upon automatic conversion, the shares issued upon cancellation of the Debenture will be fully tradable.

(b) Notices. Any notice or communication to be given pursuant to this Debenture shall be in writing and shall be delivered in person or by certified mail, return receipt requested, in the United States mail, postage prepaid. Notices to the Company shall be addressed to the Company's principal office. Notices to the Holder shall be addressed to the Holder's address as reflected in the records of the Company. Notices shall be effective upon delivery in person, or, if mailed, at midnight on the fifth business day after mailing.
(c) Issue Tax. The issuance of certificates for shares of Common Stock upon the exercise of this Debenture shall be made without charge to the Holder for any issuance tax in respect thereof, provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the Holder of the Debenture exercised.

(d) No Shareholder Rights. This Debenture shall not entitle the Holder to any voting rights or other rights as a shareholder of the Company.
(e) Current Information. The Company shall cause copies of all financial statements and reports, proxy statements and other documents that are provided to its shareholders to be sent by first class mail, postage prepaid, on the date of mailing to such shareholders, to the Holder at the address reflected in the records of the Company.

(f) Governing Law. This Debenture shall be governed by and construed in accordance with the laws of the State of Arizona.
(g) Successors. The covenants, agreements and provisions of this Debenture shall bind the parties hereto and their respective successors and permitted assigns.

(h) Integrated Agreement; Modification. This Debenture is a complete statement of the agreement of the parties with respect to the subject matter hereof and may be modified only by written instrument executed by the parties.
IN WITNESS WHEREOF, the Company has executed this Debenture as of the Issue
Date.

ATTEST:        SUNNCOMM, INC., a Nevada corporation

By:       By:
   _________________, Secretary            Name:  , President

[CAPTION]
                                 Exhibit 10.01

                                   Assignment

Inventor: John D. Aquilino

Title:    Copy Control System and Method


WHEREAS, I, John D. Aquilino of Mesa, Arizona have invented certain new and useful improvements as described in a U.S. provisional patent application entitled Copy Control System and Method and being identifiable in the United States Patent and Trademark Office by Serial No. 60/207,201, filed May 25, 2000; and

WHEREAS, SunnComm, Inc. having offices at 668 North 44th Street, Phoenix, Arizona 85008 ("Assignee") is desirous of acquiring the entire right, title and interest in and to the invention, the application, and any and all Letters Patent or similar legal protection, foreign or domestic, to be obtained therefor;

NOW, THEREFORE, in consideration of the sum of ten dollars ($10.00) and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, I hereby transfer to Assignee, its successors and assigns, the entire right, title and interest in and to the invention throughout the world, the above-identified application, all corresponding domestic and foreign applications, all Letters Patent or similar legal protection issuing thereon, and all rights and benefits under any applicable treaty or convention; and I authorize the Commissioner of Patents and Trademarks of the United States or foreign equivalent thereof to issue the Letters Patent or similar legal protection to the Assignee.

I authorize the Assignee, its successors and assigns, or anyone it may properly designate, to apply for Letters Patent or similar legal protection, in its own name if desired, in any and all foreign countries.

I represent to the Assignee, its successors and assigns, that I have not and shall not execute any writing or do any act whatsoever conflicting with this Assignment. I, my executors or administrators, will at any time upon request, without additional consideration, but at the expense of the Assignee, its successors and assigns, execute such additional writings and do such additional acts as the Assignee, its successors and assigns, may deem desirable to perfect its enjoyment of this grant, and render all assistance in making application for and obtaining, maintaining, and enforcing the Letters Patent or similar legal protection on the invention in any and all countries.


______________________________
John D. Aquilino
______________________________
          Date
STATE OF ______________  )
                         ) ss.
County of ______________ )

SUBSCRIBED AND SWORN TO before me a Notary Public, this ____ day of _______________________, 2001.


                                             Notary Public
                                                          (SEAL)

[CAPTION]
Exhibit 10.01A

CONSENT TO PATENT ASSIGNMENT

Equity Earnings Corp., doing business as Designer Products, being the exclusive marketing agent for John Aquilino with respect, inter alia, to an invention described in an application for Provisional Patent with the United States Patent and Trademark Office, Serial Number 60/207,201 relating to a "COPY CONTROL SYSTEM AND METHOD", hereby consents to the assignment of all rights, title, and interest in, and to, that invention, all know-how represented by that invention, and any past, present, or future rights of patent with respect to the invention to SunnComm, Inc.

EQUITY EARNINGS CORP., doing business as Designer Products


By:  /s/   David Kreitzer
     --------------------
     David Kreitzer
     Its:  Treasurer

STATE OF ARIZONA    )
                    )ss.
County of Maricopa  )

The foregoing instrument was acknowledged before me this 27th day of February, 2001, by David Kreitzer, Treasurer of Equity Earnings Corp., an Arizona corporation on behalf of Equity Earnings Corp.


Notary Public

My Commission Expires:


[CAPTION]
Exhibit 10.02

     Assignment Agreement among the Company, Equity Earnings Corp. d.b.a Designer Products, and John D. Aquilino

                              ASSIGNMENT AGREEMENT
                           between Designer Products
                               and SunnComm, Inc.

This Assignment Agreement (this "Agreement") is made between SunnComm, Inc., a corporation, with offices at 668 North 44th Street Suite 220 Phoenix, Arizona 85008 (hereinafter referred to as "SunnComm"), and Equity Earnings, Corp. d.b.a. Designer Products, an Arizona Corporation, with offices at 6245 N.
24th Parkway, Suite 215, Phoenix, AZ 85016, USA and John D. Aquilino (hereinafter collectively referred to as "DP") WHEREAS, DP represents that it exclusively owns all right, title and interest and to the new product invention relating to a "Data Copy Protection System and Method, docket# 35624-A14" (hereinafter also referred to as the "Property") by for which application for Letters of Patent of the United States have been drafted, and filed with the US Patent Office, of which invention and application and all rights in and thereto DP represent sole ownership in.

WHEREAS, DP represents that it has the sole right and authority to assign the herein-contained right under the Patents (as hereinafter defined) covering the certain invention relating to the Property and any reissues and extensions of the scope hereinafter granted WHEREAS, SunnComm is desirous of acquiring from DP all right, title and interest in the Property embodying the invention covered by said application for Letters Patent of the United States, for resale and sublicensing Worldwide;

WHEREAS, DP is willing to convey, sell, and transfer to SunnComm all right, title and interest in and to the Property upon the terms and conditions hereinafter recited;


NOW, THEREFORE, in consideration of the foregoing, and of the mutual covenants, terms, conditions, and agreements, hereinafter expressed, and other good and valuable consideration, the receipt and sufficiency for which is acknowledged, the parties agree as follows:

DEFINITIONS. As used in this Agreement:

A. The word "Patent" shall mean and include:

i. The application for United States Letters written by the Law Firm of Parsons & Goltry docket #35624-A14 regarding a "Data Copy Protection System and Method docket# 35624-A14" which has been files with the US Patent and Trademark Office.

ii. Any reissues and extensions thereof;

iii. Any continuation-in-part United States patent application (including divisions, continuations-in-whole or in-part, and (substitutes thereof or therefor) based in part on the above application which DP shall wish to file (of which DP shall promptly notify SunnComm) and which SunnComm shall thereupon elect to have added to the Patents (of which SunnComm shall promptly notify
DP), any patent which shall issue on any such application, any reissues and extensions thereof.

B. The phrase "Valid Claim" shall mean:

i. in the case of an application for letters patent (during the time such patent is pending as an application), a claim or part which shall not have been finally rejected by an unappealed or unappealable decision of the Patent Office of the country in which such application is filed; and

ii. in the case of and issued and unexpired Letters Patent, a claim or part which shall not have been held invalid in an unappealed or unappealable decision of a court of competent jurisdiction.

1. ASSIGNMENT. In accordance with this Agreement, DP will sell, convey, transfer and assign to SunnComm the Property and the Patent. DP will continue to prosecute all filed claims for SunnComm until all filed claims have been granted or denied by the US Patent and Trademark Office.

2. COMPENSATION & SPECIAL RESTRICTIONS.

Upon the signing of this Agreement the parties agree to the following:

A. See Insert "A" attached.


B. SunnComm Agrees not to assign the asset to any third party for (5) five years unless written authorization to initiate such an assignment is given by DP.

C. SunnComm agrees that should SunnComm become insolvent through bankruptcy or cease to function as a corporate entity through the closing of all offices, then SunnComm agrees that all intellectual property covered in this Assignment Agreement shall automatically revert to DP and that SunnComm shall execute any and all documents, instruments and assignment necessary to perfect this reversion.

3. DURATION, DEFAULTS & TERMINATION. SunnComm and DP agree to abide by the obligations:

A. This Agreement shall remain in effect for the lifetime of Patents, unless sooner terminated upon the mutual agreement of DP and SunnComm.

B. This Agreement shall expire simultaneously with the expiration of the longest-lived patent or the rejection or abandonment beyond further appeal of the last remaining patent application comprised within the patents, whichever occurs later, unless sooner terminated.

C. If SunnComm fails to pay DP moneys or other consideration payable under the terms hereof, or if SunnComm violates or fails to keep or perform any other obligation, term, or condition, or covenant, hereof, or if SunnComm shall be adjudged bankrupt or become insolvent or make an assignment for the benefit of creditors, or be placed in the hands of a receiver or Trustee in bankruptcy, then DP may, at its option, cancel and terminate this Agreement by giving thirty (30) days written notice specifying default complained hereof, provided however, that if SunnComm shall, within such (30) thirty days cure the default complained of, then the notice shall cease to be operative and this Agreement shall continue in full force and effective as though such default had not occurred, and provided further that if SunnComm shall within such (30) days notify DP in writing that it disputes the asserted default, the mater shall be submitted to arbitration a hereinafter provided.

D. Termination of this Agreement granted herein shall not relieve SunnComm of its obligations to pay DP moneys and any other consideration due and unpaid at the time of termination. Termination of this Agreement shall not impair or prejudice any cause of action or claim that one party may have against the other party for any breach of this Agreement.

2. FOREIGN PATENTS. Should SunnComm desire foreign patent protection SunnComm may at its own expense pay to file for patents in specified country's of which these Patents will be assigned to SunnComm.

3. ARBITRATION. All disputes under this Agreement that cannot be resolved by the parties shall be submitted to arbitration under the rules and regulations of the American Arbitration Association. Either party may invoke this paragraph after providing 30 days' written notice to the other party. All costs of arbitration shall be divided equally between the parties. Any award may be enforced by a court of law.

4. TRANSFER OF. RIGHTS. This Agreement shall be binding on any successors of the parties. DP retains the right to assign its interests in this Agreement to any other party.

5. ENTIRE AGREEMENT. This Agreement contains the entire agreement of the parties and there are no other promises or conditions in any other agreement whether oral or written. This Agreement supersedes any prior written or oral agreements between the parties.


6. AMENDMENT. This Agreement may be modified or amended, if the amendment is made in writing and is signed by both parties.


7. SEVERABILITY. If any provision of this Agreement shall be held to be invalid or unenforceable for any reason, the remaining provisions shall continue to be valid and enforceable. If a court finds that any provision of this Agreement is invalid or unenforceable, but that by limiting such provision it would become valid or enforceable, then such provision shall be deemed to be written, construed, and enforced as so limited.


8. WAIVER OF CONTRACTUAL RIGHT. The failure of either party to enforce any provision of this Agreement shall not be construed as a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

9. NOTICE. All correspondence such as purchase orders, statements, payments, notices, etc. shall be considered as so delivered to DP or SunnComm when sent by registered mail, postage prepaid, within (10) days' written notice thereof delivered to:

If for DP: Designer Products
Attn: President
6245 N. 24th Parkway, Suite 215
Phoenix, AZ 85016

If for SunnComm: SunnComm, Inc.
Attn: President
668 North 44th Street, Suite 220
Phoenix, Arizona 85008

12. APPLICABLE LAW. This Agreement shall be governed by the laws of the State of AZ.

IN WITNESS WHEROF, the parties hereto have executed this Purchase Agreement, DP by causing it corporate seal to be hereunto affixed and duly attested, and SunnComm by causing it corporate seal to be hereunto affixed and duly attested, and these presents to be signed by its duly authorized officers, on the Effective Date first written above.

Equity Earning Corp. d.b.a. Designer Products


By: ____\s\______Dan B. Pool________ __05/26/00_______
Dan B. Pool Date

By: ___\ss______John D. Aquilino_____ ___05/23/00______
John D. Aquilino Date

SunnComm, Inc.
By___\s\______Peter Jacobs ____ __05/23/00______
Peter Jacobs Date

IN WITNESS WHEREOF, the parties have hereunto caused their names to be subscribed, and have executed this Agreement in duplicate, each copy of which shall for all purposes be deemed original.

[CAPTION]
Exhibit 10.03


ROYALTY ASSIGNMENT AGREEMENT

This ROYALTY ASSIGNMENT AGREEMENT (this "Agreement") is executed this 13th day of March, 2001, by JOHN AQUILINO ("Assignor") for the benefit of SUNNCOMM, INC, a Nevada corporation ("Assignee").

AGREEMENT

1. For valuable consideration, Assignor hereby assigns, transfers and conveys to Assignee any and all of Assignor's right, title and interest in and to royalties and stock payable, or which may become payable, to Assignor pursuant to that certain Exclusive Marketing Agreement by and between Equity Earnings Corp., d/b/a Designer Products ("DP"), an Arizona corporation and Assignor, dated April 3, 2000, in connection with that certain Assignment Agreement by and between DP, as assignor and Assignee, as assignee dated May 23, 2000.

2. This Agreement shall be governed by and construed in accordance with the laws of the State of Arizona.

3. This Agreement may not be altered, modified or amended except by a written instrument executed by all parties hereto.

IN WITNESS WHEREOF, this Agreement is entered into by the parties as of the date above written.

"ASSIGNOR"

John

[CAPTION]
                                  Exhibit 10.04


                          MASTER DEVELOPMENT AGREEMENT
                           Agreement Number: 00080401
                                 March 6, 2001

THIS MASTER DEVELOPMENT AGREEMENT ("Agreement") is made and entered into this 6th day of March, 2001 ("Effective Date") by SunnComm, Inc. (hereinafter "Sponsor"), a Nevada Corporation with offices at 668 North 44th Street, Suite 220, Phoenix, AZ 85008, and BTEK Software, Inc. (hereinafter "Developer"), an Arizona Corporation with offices at 4636 East Elwood Street, Suite12, Phoenix, AZ 85040-1963.

WITNESSETH THAT:

WHEREAS, Sponsor desires to engage Developer from time to time pursuant to one or more Work Statements ("Work Statement") to develop, create, test, and deliver certain programming materials as "works made for hire" as such term is defined in the U.S. Copyright Act, and to assign, convey and transfer to Sponsor any and all right, title and interest Developer may have in any and all intellectual property rights related thereto, including but not limited to, patent, copyright and trademark/trade secret rights, and Developer is interested in accepting such engagements and assigning, conveying and transferring such rights, subject to the parties' further agreement on the scope and terms of each such Work Statement; and

WHEREAS, Sponsor and Developer mutually desire to set forth in this Agreement certain terms and conditions applicable to all such engagements.

NOW, THEREFORE, for and in consideration of the mutual promises and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

Section 1

DEFINITIONS
When used in this Agreement and in each Work Statement issued hereunder, the capitalized terms listed in this Section 1 shall have the following meanings:

1.1 Code -- shall mean computer-programming code. If not otherwise specified, Code shall include both Object Code and Source Code. Code shall include any Maintenance Modifications or Basic Enhancements thereto created by Developer from time to time, and shall include Major Enhancements thereto when added to the Code in connection with a Work Statement issued hereunder.

1.1.1     Object Code -- shall mean the machine-readable form of the Code.

1.1.2 Source Code -- shall mean the human-readable form of the Code and related system documentation including all comments and any procedural code such as job control language.

1.2 Confidential Information -- shall mean all: (i) non-public and/or proprietary information (including, without limitation, written, oral, visual or electronic information) owned, provided or disclosed by a disclosing party (regardless of whether in connection with this Agreement or otherwise), including, without limitation, trade secrets and formulae, (ii) all analyses, compilations, data, studies or other documents prepared by the recipient containing, or based in whole or part on, any such information, or reflecting its review of, interest in, or relationship with, the disclosing party and
(iii) the terms of this Agreement.

1.3 Deliverables -- shall mean all Code, Documentation, processes, systems, designs and other materials developed for or delivered to Sponsor by Developer under this Agreement and under any Work Statement issued hereunder, including any and all right, title and interest Developer may have in any intellectual property rights related thereto, including but not limited to, patent, and copyright

1.4 Derivative Work -- shall mean a work that is based upon one or more preexisting works, such as a revision, modification, translation, abridgment, condensation, expansion, or any other form in which such preexisting works may be recast, transformed, or adapted, and that, if prepared without authorization of the owner of the copyright in such preexisting work, would constitute a copyright infringement. For purposes hereof, a Derivative Work shall also include any compilation that incorporates such a preexisting work.
1.5 Documentation -- shall mean user manuals and other written materials that relate to particular Code, including materials useful for design (e.g., logic manuals, flow charts, and principles of operation). Documentation shall include any Maintenance Modifications or Basic Enhancements thereto created by Developer from time to time, and shall include Major Enhancements thereto when added to the Documentation in connection with a Work Statement issued hereunder.

1.6 Enhancements -- shall mean changes or additions, other than Maintenance Modifications, to Code and related Documentation, including all new releases, that improve functions, add new functions, or significantly improve performance by changes in system design or coding.

1.6.1 Basic Enhancements -- shall mean any Enhancements that are not Major Enhancements.

1.6.2 Major Enhancements -- shall mean changes or additions to Code and related Documentation that (1) have a value and utility separate from the use of the Code and Documentation; (2) as a practical matter, may be priced and offered separately from the Code and Documentation; and (3) are not made available to any of Developer's customers without separate charge.
1.7 Error -- shall mean any error, problem, or defect resulting from (1) an incorrect functioning of Code, or (2) an incorrect or incomplete statement of diagram in Documentation, if such an error, problem, or defect renders the Code inoperable, causes the Code to fail to meet the specifications thereof, causes the Documentation to be inaccurate or incomplete in any material respect, causes incorrect results, or causes incorrect functions to occur when any such materials are used.

1.8 Maintenance Modifications -- shall mean any modifications or revisions, other than Enhancements, to Code or Documentation that correct Errors, support new releases of the operating systems with which the Code is designed to operate, support new input/output (I/O) devices, or provide other incidental updates and corrections.

1.9 Discoveries -- shall mean any and all inventions, discoveries, improvements, designs, methods, systems, developments, know-how, ideas, suggestions, devices, trade secrets resulting from this Agreement and/or any Work Statement.

1.10 Net Factory Sales Price - shall mean the gross retail selling price of each single Deliverable less:

(i)  import and export taxes, and excise and other sales taxes;

(ii) refunds for returned goods;

(iii)     custom duties;

(iv) insurance and transportation costs, if separately billed, from the place of manufacture if in the U.S., or from the place of importation if manufactured abroad, to custom's premises or next point of distribution or sale; and
(v) if Products are made abroad, less trade discounts actually allowed but not including advertising allowances or fees or commissions paid to employees or agents of Sponsor.

1.11 Sales - shall occur when Sponsor renders its invoice to any purchaser or recipient, whether or not paid when shipped, unless payment in full or partial is received by Sponsor in advance of such shipment or delivery, in which case a sale is made when such shipment is received.

1.12 Work Statement -- shall mean a purchase offer of Sponsor, a proposal of Developer, or another written instrument that meets the following requirements:

1. Includes substantially the following statement: "This is Work Statement Attachment XX under Master Development Agreement No 00080401

2.   Is signed on behalf of both parties by their authorized representatives

3.   Contains the following five mandatory items:

1) Description and/or specifications of the services to be performed and the Deliverables to be delivered to Sponsor;

2) The name and address of a Technical Coordinator for each of Sponsor and Developer;

3)   The amount, schedule, and method of payment;

4)   The time schedule for performance and for delivery of the Deliverables;
and
5)   Completion and acceptance criteria for the Deliverables.

In addition, when applicable, the Work Statement may include:

1)   Provisions for written and/or oral progress reports by the Developer;
2) Detailed functional and technical specifications and standards for all services and Deliverables, including quality standards;

3)   Documentation standards;

4) Lists of any special equipment to be procured by Developer or provided by Sponsor for use in performance of the work;

5)   Test plans and scripts; and

6) Such other terms and conditions as may be mutually agreeable between parties.

In the event of conflicting or ambiguous terms and conditions between this Agreement and the Work Statement, subject Agreement shall control.

Section 2
CONTRACT ADMINISTRATION

2.1 Contract Coordinator. Upon execution of this Agreement, each party shall notify the other party of the name, business address, and telephone number of its contract coordinator (hereinafter "Contract Coordinator"). The Contract Coordinators of each party shall be responsible for arranging all meetings, visits, and consultations between the parties that are of a non-technical nature. The Contract Coordinators shall also be responsible for receiving all notices under this Agreement and for all administrative matters such as invoices, payments, and amendments.

2.2 Issuance of Work Statements. The initial Work Statement(s) agreed to by the parties are set forth as attachments to this Agreement. Additional Work Statements, regardless of whether they relate to the same subject matter as the initial Work Statement(s), shall become effective, subject to Section 1.12, upon written execution by authorized representatives of both parties.

Section 3
CHANGES
Changes in any Work Statement or in any of the Specifications or Deliverables under any Work Statement shall become effective only when authorized representatives of both parties execute a written change request.

Section 4
NOTICE OF DELAY
Developer agrees to notify Sponsor promptly of any factor, occurrence, or event coming to its attention that may affect Developer's ability to substantially perform any Work Statement issued under this Agreement, or that is likely to occasion any material delay in delivery of Deliverables. Such notice shall be given in the event of any loss or reassignment of key employees, threat of strike, or major equipment failure.

Section 5
COMPENSATION
Amounts and modes of payment for all services to be performed and Deliverables shall be set forth in each Work Statement. The parties shall agree to use one of the following modes of payment:

5.1 Fixed Price. If Developer quotes a price for particular services or Deliverables and such price is specified without qualification in the applicable Work Statement, the amount quoted shall be deemed a fixed price ("Fixed Price"). Unless the Work Statement provides for progress payments or deferral of payment after completion, Sponsor shall pay the full amount of the Fixed Price upon Developer's satisfactory completion of the specified services or upon Sponsor's acceptance of particular Deliverables. A Work Statement may alternatively provide for payment to be based on a Fixed Price for certain services to be rendered over a specified period of time. Unless otherwise specified in the Work Statement, such payment for periodic services shall accrue on a monthly basis and be prorated for any partial periods.

5.2 Time and Materials. For services and Deliverables that are not suitable for payment on the basis of a Fixed Price, the Work Statement may provide for payment on the basis of time and materials ("Time and Materials"). Payment under this method shall be determined according to the hourly rates set for Developer's employees by skill level in the Statement of Rates set forth on an Attachment to the Work Statement. The Statement of Rates differentiates the employees of Developer assigned to Work Statements issued hereunder according to their skill level as a "designer architect," "software engineer," "programmer," "programmer trainee," "administrative support clerk," or "technical writer."

5.3 Time and Materials Subject to Fixed Ceiling. For certain Work Statements, Time and Materials charges pursuant to the Statement of Rates may be authorized subject to a maximum aggregate amount, designated as the "level of effort" expected or imposed for particular services or Deliverables. Developer shall use all reasonable effort to complete the specified services and/or Deliverables for no more than such aggregate amount. Further, should Developer determine at any time that it might be necessary to exceed such aggregate amount; Developer shall immediately notify Sponsor in writing. In such notice, Developer shall set forth Developer's best estimate of the cost to complete the pertinent services and/or Deliverables.

Following receipt of such notice, Sponsor shall either instruct Developer to halt work with respect to such services and/or Deliverables, to continue on a Time and Material basis, or to suspend work pending further negotiation of a Fixed Price for completion.
5.4 Sales Royalty. At the election of the parties, the Work Statement may provide for payment based upon a certain percentage of sales ("Sales Royalty") wherein Sponsor agrees to pay to Developer a percent of the Net Factory Sales Price on all Sales or other disposition of the Deliverables per the work statement.

5.5 Statement of Rates. The hourly rates prescribed by the Statement of Rates shall be in lieu of compensation or reimbursement for any costs or burden incurred by Developer, including (without limitation) occupancy, supplies, utilities, payroll, management, and overhead. Rates quoted by Developer in its Statement of Rates are subject to change upon 30 days' advance notice, provided that any such change shall have no effect upon rates or charges for work already rendered or scheduled to be rendered within Thirty- (30) days of the issuance of such notice.

Section 6
INVOICING
Developer shall submit invoices to Sponsor for payment for work and/or Deliverables at such time or times as payment becomes due under each Work Statement. Invoices shall be due within 15 days of receipt, shall be addressed to Sponsor's Contract Coordinator, and shall be submitted no more frequently than monthly for charges due or accruing in each calendar month. All invoices shall specifically refer to the Work Statement to which they relate. An Administrative charge of 5% of the invoice shall be charged if not paid within 10 days.

Section 7
EXPENSES
Except as expressly agreed otherwise by Sponsor in a Work Statement, Developer shall bear all of its own expenses arising from its performance of its obligations under this Agreement and each Work Statement issued hereunder, including (without limitation) expenses for facilities, work spaces, utilities, management, clerical and reproduction services, supplies, and the like.

Section 8
SITE VISITS
Developer shall, from time to time and upon reasonable notice, allow access to its premises during normal business hours by Sponsor for purposes of design review, "walkthroughs," and discussions between Sponsor and Developer's management concerning the status and conduct of work being performed under any Work Statements issued hereunder; provided, however, all information to which Sponsor is permitted access to shall be deemed Confidential Information and treated as such in accordance with the provisions of Section 11 of this Agreement.

Section 9
DELIVERY AND ACCEPTANCE
Developer shall deliver all Deliverables, upon completion, to Sponsor's Technical Coordinator for testing and acceptance. Developer shall memorialize such delivery in a Delivery Confirmation that sets forth the nature and condition of the Deliverables, the medium of delivery, and the date of their delivery. Sponsor's Contract Coordinator shall countersign such Delivery Confirmation so as to indicate its receipt of the contents described therein, and the Delivery Confirmation shall thereupon be transmitted to the parties' Contract Coordinators. Unless a different procedure for testing and acceptance is set forth in a Work Statement, Sponsor's Technical Coordinator shall commence acceptance testing following its receipt of the Deliverables. Upon completion of such testing, Sponsor shall issue to Developer's Technical Coordinator within the time indicated in the Work Statement for acceptance, a notice of acceptance or rejection of the Deliverables. In the event of rejection, Sponsor shall give its reasons for rejection to Developer's Technical Coordinator in reasonable detail. Developer shall use all reasonable effort to correct any deficiencies or nonconformity's and resubmit the rejected items as promptly as possible.

Section 10
OWNERSHIP AND RIGHTS
10.1 Work-for-Hire. Developer agrees that the Deliverable(s) have been specially ordered or commissioned by Sponsor, and accordingly, that said Deliverables shall be considered a "work made for hire" as contemplated by 17 U.S.C. 101 et seq.; and that Sponsor shall be considered the author of the Deliverables and by virtue of this writing, the Deliverable is the sole property of Sponsor free and clear from all claims of any nature relating to Developer's contributions, including the right to copyright same in the name of Sponsor as author and proprietor thereof and any termination rights thereto. In the event that: (a) the Deliverable is determined by a court of competent jurisdiction not to be a work made for hire and/or (b) there are any rights which do not accrue to Sponsor as a work made for hire, this Agreement shall operate as an irrevocable grant, transfer, sale and assignment to Sponsor of all right, title and interest, including all copyrights (and all renewals, extensions and revisions thereof) in the aforesaid Deliverable, in any media and for any purpose now or hereafter known.

10.2 Underlying Technology. Notwithstanding anything to the contrary contained herein, the Deliverables shall include the software, technology and/or code created by Developer, except to the extent such software, technology and/or code is subject to the rights of third parties. Further, it is expressly understood that Developer hereby transfers any and all of its right, title and interest in and tothe underlying technology, know-how, trade secrets or processes associated with the Work, including but not limited to any and all patent rights pertaining thereto.

Section 11
CONFIDENTIAL INFORMATION
11.1 No Confidential Information of Developer Unless Specified. It is understood and agreed that Sponsor does not wish to receive from Developer any Confidential Information of Developer or of any third party and any information provided to Sponsor in the course of entering into this Agreement or any Work Statement or performing work under any Work Statement issued hereunder shall not be deemed Confidential Information of Developer unless specifically identified as Confidential Information by Developer. In such case, Developer shall designate such information as Confidential Information upon or prior to disclosure. All materials containing confidential information must have a restrictive marking of the disclosure at the time of disclosure, or if disclosed orally, identified as confidential at the time of disclosure. Notwithstanding the foregoing, all information disclosed by authorized access to a database, internal web site, server or computer network is Confidential Information. With respect to any Confidential Information of Developer delivered or divulged to Sponsor, Sponsor shall accord such Confidential Information the same protection it accords its own Confidential Information, but in no event less than a reasonable standard of care.

11.2 Confidential Information of Sponsor. From time to time Sponsor may provide its own Confidential Information to Developer in connection with the work to be performed by Developer under Work Statements issued hereunder. Sponsor shall designate such information as Confidential Information upon or prior to disclosure in accord with Section 11.1 above. In addition, the preparation and specifications of the Deliverables shall in all instances be treated as confidential. With respect to any Confidential Information of Sponsor delivered or divulged to Developer, Developer shall accord such Confidential Information the same protection it accords its own Confidential Information, but in no event less than a reasonable standard of care.

11.3 Nondisclosure and Use. This section shall apply to all Confidential Information disclosed during the period that begins on the Effective Date hereof and ends five (5) years thereafter. For the term of this Agreement, the parties shall (i) use the same care and discretion to avoid disclosure of the Confidential Information as they would use with their own similar information that they did not want disclosed or used improperly; (ii) shall not disclose any information to third parties; and (iii) shall use the Confidential Information only in connection with the express purpose of this Agreement and all Work Statements.

The parties agree to exert best commercial efforts: (i) not to make public or authorize any disclosure or publication of Confidential Information, except as expressly agreed to in writing; (ii) to take all reasonable and necessary steps to enforce this Agreement and to assure that all principals, officers, agents, employees, representatives, consultants or any other persons affiliated in any manner with the parties do not disclose, or make public, or authorize any disclosure or publication of any Confidential Information; (iii) not to use the Confidential Information for any purpose other than the purposes related to this Agreement and Work Statements; (iv) to advise each other in writing of any misappropriation or misuse by any person or entity of Confidential Information immediately upon the notice thereof.

The parties may disclose the Confidential Information to their respective officers, principals and employees only to the limited extent necessary to affect the purpose of this Agreement and Work Statements. To the extent that the parties desire to make disclosure to any persons other than its officers, principals or employees, as a condition precedent to disclosure, said disclosee must execute a confidentiality/non-use agreement in a form substantially similar to this Agreement.

11.4 Exceptions. Notwithstanding the provisions of Sections 11.1, 11.2 and 11.3, the receiving party shall have no liability to the disclosing party with regard to Confidential Information which:

1. was generally known and available in the public domain at the time it was disclosed or becomes generally known and available in the public domain through no fault of the receiving party;

2. was known to the receiving party at the time of disclosure as shown by the files of the receiving party in existence at the time of disclosure;
3.   is disclosed with the prior written approval of the disclosing party;
4. was independently developed by the receiving party (or by its employees or agents who have not been exposed to such Confidential Information) without any use of Confidential Information;

5. becomes known to the receiving party from a source other than the disclosing party without breach of this Agreement by the receiving party and otherwise not in violation of the disclosing party's rights; or
6. is disclosed pursuant to the order or requirement of a court, administrative agency, or other governmental body; provided, that the receiving party shall provide prompt, advance notice thereof to enable the disclosing party to seek a protective order or otherwise prevent such disclosure and the disclosure shall be only to the extent of the order or requirement.

Section 12
WARRANTIES
12.1 Warranties. Developer represents and warrants that the Deliverables shall: meet or exceed any specifications referred to in any Work Statement; be of merchantable quality; be free from all material defects in material and workmanship; and shall not infringe upon nor be subject to the rights of any third parties. Developer further represents and warrants that it has the right and authority to convey to Sponsor all intellectual property rights contemplated hereunder free and clear of any and all liens and encumbrances. The exclusive remedy for breach of this warranty shall be repair or replacement of the affected Deliverables, at Developer's option.

Any warranties in this Section 12 are to the Sponsor only, and are contingent upon the proper use for which the Deliverables are intended, and do not cover Deliverables which have been modified in any way.

EXCEPT AS OTHERWISE EXPRESSLY STATED HEREIN, AND EXCEPT AS TO TITLE, THERE ARE NO OTHER WARRANTIES, EXPRESS OR IMPLIED, AS TO THE VALUE, CONDITION, DESIGN, FUNCTIONING, OF SPONSOR'S OR ANY SUBSEQUENT PURCHASER'S USE, MERCHANTABILITY, FITNESS FOR ANY PURPOSE OR USE OF THIS PRODUCT, FREEDOM FROM INFRINGEMENT OR ANY OTHER REPRESENTATION OR WARRANTY WHATSOEVER WITH RESPECT TO THIS PRODUCT. DEVELOPER SHALL NOT BE LIABLE TO SPONSOR OR ANY SUBSEQUENT PURCHASER FOR ANY INCIDENTAL, INDIRECT, SPECIAL OR CONSEQUENTIAL DAMAGES, LIABILITY, LOSS OR DAMAGE, INCLUDING, WITHOUT LIMITATION (INCLUDING STRICT LIABILITY AND TORT) CAUSED OR ALLEGED TO HAVE BEEN CAUSED BY THE USE OR INABILITY TO USE THE PRODUCT.

Section 13
TERM AND TERMINATION
13.1 Term of Agreement. This Agreement shall be effective upon the date specified at the beginning hereof and shall remain in force for a period of Six
(6) months, unless otherwise terminated as provided herein. However, this Agreement shall continue to remain in effect with respect to any Work

Statements already issued hereunder at the time of such termination, until such Work Statements are themselves terminated and performance thereunder is completed.

13.2 Termination of Agreement. Either party may terminate this Agreement upon not less than 15 days notice to the other party. However, this Agreement shall continue to remain in effect with respect to any Work Statement already issued hereunder until such other Work Statement is itself terminated and/or performance thereunder is completed.

13.3 Survival. In the event of any termination of this Agreement, Sections, 10 through 15 hereof shall survive and continue in effect and shall inure to the benefit of and be binding upon the parties and their legal representatives, heirs, successors, and assigns.

Section 14
INDEMNIFICATION
14.1 Indemnification of Developer by Sponsor. Sponsor shall hold Developer harmless from and indemnify and defend Developer and Developer's subsidiaries, affiliates, respective directors, officers, employees, agents and assigns from and against any suits, actions, claims, losses, demands, damages, liabilities and causes of action of every kind or character and nature as well as costs and expenses incident thereto (including reasonable attorneys' fees) arising out of Sponsor's business relationship with Designer Products, Inc., whether or not related to this Agreement.

Section 15
MISCELLANEOUS
15.1 Force Majeure. Neither party hereto shall be responsible for any failures to perform its obligations under this Agreement (other than obligations to pay money) caused by an event reasonably beyond its control, including but not limited to, wars, riots, labor strikes, natural disasters, or any law, regulation, ordinance, or other act or order of any court, government, or governmental agency. Obligations hereunder, however, shall in no event be excused but shall be suspended only until the cessation of any cause of such failure. In the event that such force majeure should obstruct performance of the Agreement for more than one (1) month, the parties hereto shall consult with each other to determine whether this Agreement should be modified. The party facing an event of force majeure shall use its best endeavors in order to remedy that situation as well as to minimize its effects. A party experiencing an event of force majeure shall notify the other party as soon as possible after its occurrence.

15.2 No Agency. Developer, in rendering performance under Work Statements issued hereunder from time to time, is acting solely as an independent contractor. Sponsor does not undertake by this Agreement or otherwise to perform any obligation of Developer, whether by regulation or contract. In no way is Developer to be construed as the agent or to be acting as the agent of Sponsor in any respect, any other provisions of this Agreement or any Work Statements issued hereunder notwithstanding.

15.3 Multiple Counterparts. This Agreement may be executed in several counterparts, all of which taken together shall constitute one single Agreement between the parties.

15.4 Section Headings; Exhibits. The section and subsection headings used herein are for reference and convenience only, and shall not enter into the interpretation hereof. The exhibits referred to herein and attached hereto, or to be attached hereto, including all Work Statements issued hereunder from time to time, are incorporated herein to the same extent as if set forth in full herein.

15.5 Required Approvals/Further Instruments. Where agreement, approval, acceptance, or consent by either party is required by any provision of this Agreement, such action shall not be unreasonably delayed or withheld. Developer shall execute such further assignments, instruments and documents upon the request of Sponsor as may be reasonably necessary to effectuate the transactions contemplated under this Agreement.

15.6 No Waiver. No delay or omission by either party hereto to exercise any right or power occurring upon any noncompliance or default by the other party with respect to any of the terms of this Agreement shall impair any such right or power or be construed to be a waiver thereof. A waiver by either of the parties hereto of any of the covenants, conditions, or agreements to be performed by the other shall not be construed to be a waiver of any succeeding breach thereof or of any covenant, condition, or agreement herein contained. Unless stated otherwise, all remedies provided for in this Agreement shall be cumulative and in addition to and not in lieu of any other remedies available to either party at law, in equity, or otherwise.

15.7 Authority of Developer. Developer has the sole right and obligation to supervise, manage, contract, direct, procure, perform, or cause to be performed all work to be carried out by Developer hereunder unless otherwise provided herein.

15.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Arizona.

15.9 Entire Agreement. This Agreement and the exhibits annexed hereto, together with the Work Statements issued from time to time hereunder, constitute the entire agreement between the parties. No change, waiver, or discharge hereof shall be valid unless it is in writing and is executed by the party against whom such change, waiver, or discharge is sought to be enforced.

15.10 Notices. Under this Agreement if one party is required to give notice to the other, such notice shall be deemed given if mailed by U.S. mail, certified first class, postage prepaid, and addressed as follows:

SunnComm, Inc., 668 North 44th Street, Suite 220, Phoenix, AZ 85008
With a copy to: Gammage & Burnham, P.L.C., Two North Central Avenue, 18th Floor, Phoenix, Arizona 85004, Attention: William D. O'Neal, Esq.
BTEK Software, Inc., 4636 East Elwood Street, Suite12, Phoenix, AZ 85040-1963 With a copy to : Greenberg Traurig LLP, One East Camelback Road, Suite
1100, Phoenix, AZ 85012, Attention: John Burton, Esq.

15.11 No Assignment. Neither party may, without the prior written consent of the other party, assign or transfer this Agreement or any obligation incurred hereunder, except by merger, reorganization, consolidation, or sale of all or substantially all of such party's assets. Any attempt to do so in contravention of this Section shall be void and of no force and effect.

15.12 Compliance With Laws. Sponsor shall insure compliance with all laws and regulations applicable to this Agreement or performance under this Agreement, including, but not limited to, all local laws and regulations governing import/export, business practices (including advertising, competition/antitrust and the United States Foreign Practices Act), language requirements, product safety, consumer and purchaser protection and warranty. Sponsor shall be responsible for obtaining all approvals from governmental or other authorities, including without limitation, export licenses, in connection with this Agreement and any performance hereunder. The Sponsor shall be responsible for the payment of all costs of compliance, levies, taxes, fees or other obligations (including damages and/or fines). The Sponsor shall immediately notify Developer of all legal obligations or requirements and obtain Developer's prior approval of the Sponsor's plan for compliance.

IN WITNESS THEREOF, Sponsor and Developer have caused this Agreement to be signed and delivered by their duly authorized officers, all as of the date first hereinabove written.

SPONSOR   DEVELOPER
SUNNCOMM, INC. BTEK SOFTWARE, INC.

By:_________________________________    By:_________________________________
     John D. Aquilino, Chairman            Stanley Babowicz, President

Date: _____________________________     Date: ______________________________


            Attachment 01 to Master Development Agreement # 00080401
                                 WORK STATEMENT
0008040101
Title: CD Software Sentinel
Date:  March 6, 2001

1.   GENERAL
This is Work Statement Attachment 01 under Master Development Agreement No. 00080401.

Parties in Agreement:
-The Sponsor, SunnComm, Inc. at 668 North 44th Street, Suite 220, Phoenix, AZ 85008

- The Developer, BTEK Software, Inc. at 4636 East Elwood Street, Suite12, Phoenix, AZ 85040-1963

2.   NAMES OF TECHNICAL COORDINATORS
     SunnComm, Inc.
     John D. Aquilino
     602-267-7500
     BTEK Software, Inc.
     Stanley Babowicz
     480-303-9394

3.   SUMMARY OF PURPOSE FOR STATEMENT OF WORK
General description of work or services:
-This effort consists of Software Programming and is classified as work made for hire.

4.   IDENTIFICATION OF PRE-EXISTING WORKS
None

5.   EQUIPMENT AND PROGRAMMING TO BE PROVIDED BY SPONSOR, IF ANY
CD-Players, DVD Players, CD Recorders, Mastering equipment, and any other equipment deemed necessary by sponsor and developer for testing.

6.   OTHER DEVELOPER RESOURCES
None

7.   DESCRIPTION OF DELIVERABLES
For purposes of this Work Statement, Deliverables and "Product" shall have the same meaning.

7.1  SUNNCOMM WAV CIPHER
a. Design and development of software program or programs containing proprietary encryption software that will encrypt selected files at a separate location causing said files to be encrypted and protected. The program(s) shall work in: Windows (2000, NT, 98, 95) Mac OS 8.5, Linux 6.2, .WAV audio files 44.1Mhz 16 bit Stereo Redbook PCM.
b. Design and development of proprietary encryption cipher that will encrypt and protect the executable of the program described herein.

7.2  SUNNCOMM SENTINEL COPY PROTECTION
a. Design and development of software program or programs containing proprietary CD audio copy protection for .WAV audio files 44.1Mhz 16 bit Stereo Redbook PCM. The specification produced will be used to produce music CD's in large quantities.

7.3  SUNNCOMM SENTINEL
a. Design and development of software program or programs that will let the user choose the proprietary encrypted files, create a custom play list, decrypt the files and write them in a single stream to most standard CD-R Drives in any order they wish. Design and development of an authorization code scheme allowing the end user to create multiple copies will be placed into the software. The audio files shall be able to be played in most currently available Compact disk players. The program(s) shall work in: Windows (2000, NT, 98, 95) Mac OS 8.5, Linux 6.2. .WAV audio files 44.1Mhz 16 bit Stereo Redbook PCM.

b. Design and development of software program or programs containing proprietary Copy Protection method allowing for multiple levels of copy protection to be added to the CD-R to prevent the copying of files or the duplication of the disk. The program(s) shall work in: Windows (2000, NT, 98, 95) Mac OS 8.5, Linux 6.2, .WAV audio files 44.1Mhz 16 bit Stereo Redbook PCM.
c. Design and development of proprietary encryption cipher that will encrypt and protect the executable of the programs described herein.

7.4  SUNNCOMM PLAYER
a. Design and development of software program or programs containing a proprietary code to "play" the SunnComm Wav Cipher encrypted files that reside on the local system. This program should decrypt the selected files on the fly, (in real time) in small intervals allowing the end user to listen to the program material. The purpose of the software should be to allow the end user the ability to listen to the music they have purchased on their personal computer while maintaining the integrity of the security protecting the data. The program(s) shall work in: Windows (2000, NT, 98, 95) .WAV audio files 44.1Mhz 16 bit Stereo Redbook PCM.

b. Design and development of proprietary encryption cipher that will encrypt and protect the executable of the program described herein.

8.   CONSIDERATION TO DEVELOPER

a. In accordance with Section 5.1 of the Master Development Agreement No. 00080401, Sponsor agrees to pay Developer a Fixed Price in the amount of eight hundred seventy nine thousand dollars ($879,000.00) as partial consideration for the services rendered by Developer under Work Statement No. 0008040101.

b. Additionally and in accord with Section 5.4 of the Master Development Agreement referenced in Section 8(a) above, Sponsor agrees to pay Developer one percent (1%) of the Net Factory Sales Price on all Sales or other disposition of the Deliverables.

c. Sponsor agrees to grant stock options pursuant to Section 12 of this Work Statement.

9.   TERMINATION:

This Work Statement may be terminated by mutual consent of both parties by not less than thirty, (30) days written notice delivered in accordance with Section 13 of the Agreement. If terminated by Developer prior to final delivery, Developer shall refund the pro-rata balance of payments made in advance. Developer shall further deliver all work completed to that point including any and all documentation.

10.  PAYMENT SCHEDULE

As of March 1, 2001 Developer has received a total payment of $237,500.00. This contract will commence upon delivery of the signed work statement with additional payments to be made in accordance with the following payment schedule:

SunnComm, Inc. Payment Schedule
Fixed Price Portion of Work Statement #0008040101
Payable to BTEK software, Inc.

Fixed Price Amount

$879,000.00

Amount Received as of March 1, 2001               $237,500.00

Balance Due Work Statement #0008040101            $641,500.00

Payment Schedule for March 2001
 through May 2001

Mar-2001$25,000.00
Apr-2001$25,000.00
May-2001

Promisory Note                                     $97,500.00

Paid by May 30, 2001                              $147,500.00

Balance Due as of June 1, 2001                    $494,000.00


Payment Schedule for June 2001 through April 2002

Jun-2001                   $35,000.00
Jul-2001                   $35,000.00
Aug-2001                   $40,000.00
Sep-2001                   $40,000.00
Oct-2001                   $47,000.00
Nov-2001                   $47,000.00
Dec-2001                   $50,000.00
Jan-2002                   $50,000.00
Feb-2002                   $50,000.00
Mar-2002                   $50,000.00
Apr-2002                   $50,000.00


11.  SCHEDULE AND PERFORMANCE CRITERIA

a. Developer will provide finalized schedules within thirty- (30) working days of the execution hereof, which schedule Sponsor shall approve.

b. Developer will provide to Sponsor, via electronic communications, weekly status updates.

c. Developer and Sponsor shall meet bi-monthly at a time and place to be mutually agreed upon.

12.  STOCK OPTIONS

Sponsor agrees to grant to below-designated employees of Developer the below-identified numbers of Sponsor's restricted common stock upon achievement of certain milestones as follows:

a.   To Mr. Stanley Babowicz

500,000 shares upon execution of this Agreement
250,000 shares upon successful final testing and unit integration
250,000 shares upon completion of deployment

b.   To Sandra Yvonne Walters
75,000 shares upon execution of this Agreement
37,500 shares upon successful final testing and unit integration
37,500 shares upon completion of deployment

c.   To Gail Janine Brown
12,500 shares upon execution of this Agreement
12,500 shares upon successful final testing and unit integration
 . All shares shall bear a restrictive legend in accordance with the rules and regulations of the Securities and Exchange Commission. Said shares mentioned in 12a,b,c in this paragraph shall be included in the next registration statement filed by the Company. Mr. Stanley Babowicz agrees that he shall not sell a total, in any one week period, that shall exceed one percent (1%) of his total Sunncomm, Inc. holdings during the first twelve (12) months of this agreement.


14. ACCEPTANCE AND TESTING PROCEDURES
Time for Sponsor to accept work will be Thirty- (30) days from receipt of work. Testing will entail Test case design, Component testing, Usability testing, Integration testing, Performance testing, System testing, Regression testing, and Unit testing of the applications.
14. LOCATION OF WORK FACILITIES
Substantially all of the work will be conducted by BTEK at its regular office located in Phoenix, AZ.
-------------------------------------

FOR SUNNCOMM, INC.  FOR BTEK SOFTWARE, INC.


By:_________________________  By:__________________________
     John D. Aquilino, Chairman    Stanley Babowicz, PresidentDate:
_______________________  Date: ________________________Exhibit 10.05a

WINDOWS MEDIA COMPATIBLE
 LOGO LICENSE AGREEMENT



This Windows Media Compatible Logo License Agreement ("Logo Agreement") is made and entered into by and between Microsoft Corporation, ("Microsoft"), and the person or entity identified in the table above ("Licensee") upon signature by both parties.

1.   DEFINITIONS
(a) "Effective Date" means the date upon which the Logo Agreement takes effect, which is the later of the signature dates below.
(b) "Logo" means the "Windows Media Compatible" logo depicted in the attached Exhibit A (incorporated herein by reference), or such additional or replacement logo(s) Microsoft may provide from time to time under this Logo Agreement. (c)
     "Product" means Licensee's product(s) listed in Exhibit B (incorporated herein by reference) that meet the applicable criteria set forth in Exhibit B.

2.   LICENSE GRANT & RESTRICTIONS
(a) Microsoft hereby grants to Licensee a worldwide nonexclusive, nontransferable, royalty-free, personal license to use the Logo solely in conjunction with the Product, and solely in the manner described in the specifications set forth in the attached Exhibit A, as such specifications may be prescribed by Microsoft from time to time. Licensee shall not assign, transfer, or sublicense this Logo Agreement (or any right granted herein) in any manner. All rights not expressly granted herein are reserved by Microsoft.
(b) This Logo Agreement does not grant by implication, estoppel or otherwise, a license to any Microsoft technology or proprietary right other than the permitted use of the Logo pursuant to Section 2(a).

3.   OWNERSHIP, IDENTIFICATION & USE
(a) Licensee acknowledges Microsoft's sole ownership of the Logo and the Windows Media trademark, and all associated goodwill; and that Microsoft retains all right, title, and interest in and to the Logo. All use of the Logo
by Licensee will inure to the benefit of Microsoft. (b)     Licensee will not
use the Logo in any manner that will diminish or otherwise damage Microsoft's goodwill in the Logo. Licensee will not adopt, use, or register any corporate name, trade name, trademark, domain name, service mark or certification mark, or other designation confusingly similar to the Logo. (c) Licensee will take reasonable steps to notify Microsoft of any suspected infringement of or challenge to the Logo of which Licensee becomes aware. Microsoft will have the sole right to, and in its sole discretion may, commence, prosecute, or defend, and control any action concerning the Logo.

4.   QUALITY CONTROL
(a) All Product distributed in connection with the Logo shall: (i) meet the Criteria set forth in Exhibit B (ii) be at least commensurate with the quality of products distributed by Licensee before the Effective Date, (iii) meet or exceed standards of quality and performance generally accepted in the industry, and (iv) comply with all applicable laws, rules, and regulations, and not violate or infringe any right of any third party ("Quality Standards"). Licensee shall use the Logo solely in connection with Product that meets the
Quality Standards. (b)   Licensee shall cooperate fully with Microsoft to
facilitate periodic review of Licensee's use of the Logo and of Licensee's compliance with the Quality Standards. Licensee shall promptly correct and remedy any deficiencies in its use of the Logo and conformance to the Quality Standards upon reasonable notice from Microsoft.

5.   INDEMNIFICATION FROM LICENSEE
Licensee will indemnify and defend Microsoft from and against any and all claims, damages, costs, and expenses (including reasonable attorneys' fees) and pay the amount of any adverse final judgment (or settlement to which both parties consent) arising out of or related to the Product in any manner; provided Licensee is notified promptly in writing of any claim, Licensee has sole control over its defense or settlement, and Microsoft provides reasonable assistance, at Licensee's expense, in the defense of the same.

6.   INDEMNIFICATION FROM MICROSOFT
(a) Microsoft will indemnify and defend Licensee from and against any and all claims, damages, costs, and expenses (including reasonable attorney's fees), and pay the amount of any adverse final judgment (or settlement to which both parties consent) resulting from, third party claim(s) (hereinafter "Indemnified Claims") that the Logo infringes any trademark rights of such third party; provided Microsoft is notified promptly in writing of the Indemnified Claim and has sole control over its defense or settlement, and Licensee provides reasonable assistance, at Microsoft's expense, in the defense of the same.
(b) In the event Microsoft receives information concerning an intellectual property infringement claim (including an Indemnified Claim) related to the Logo, Microsoft may at its expense, without obligation to do so: (i) procure for Licensee the right to continue to distribute the alleged infringing Logo, or (ii) replace or modify the Logo to make it non-infringing, in which case, Licensee shall thereupon cease distribution of the alleged infringing Logo; or
(iii) instruct Licensee to cease use of the Logo without providing a replacement.
(c) Microsoft shall have no liability for any intellectual property infringement claim (including an Indemnified Claim) based on Licensee's manufacture, distribution, or use of the Logo after Microsoft's notice that Licensee should cease use of such Logo, or begin use of a substitute Logo due to such a claim. For all claims described in this Section 6(c), Licensee agrees to indemnify and defend Microsoft from and against all damages, costs and expenses, including reasonable attorneys' fees.
7.   DISCLAIMER OF WARRANTY & LIMITATION OF LIABILITY
(a)  MICROSOFT MAKES NO WARRANTIES
EITHER EXPRESS, IMPLIED, STATUTORY OR OTHERWISE WITH RESPECT TO THE LOGO.
(b) EXCEPT AS PART OF A THIRD PARTY DAMAGE CLAIM FOR WHICH ONE OF THE PARTIES IS OBLIGATED TO INDEMNIFY THE OTHER, NEITHER PARTY SHALL BE LIABLE FOR ANY CONSEQUENTIAL, INCIDENTAL, INDIRECT, PUNITIVE OR SPECIAL DAMAGES (INCLUDING LOST PROFITS) ARISING FROM OR RELATED TO LICENSEE'S USE OF THE LOGO, REGARDLESS OF WHETHER SUCH LIABILITY IS BASED ON BREACH OF CONTRACT, TORT, STRICT LIABILITY, BREACH OF WARRANTIES, INFRINGEMENT OF INTELLECTUAL PROPERTY, FAILURE OF ESSENTIAL PURPOSE OR OTHERWISE, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

8.   TERM AND TERMINATION
(a) The term of this Logo Agreement shall be a period of two (2) years commencing upon the Effective Date; provided however, that either party may terminate this Logo Agreement, with or without cause, upon thirty (30) days prior written notice.
(b) From and after termination or expiration of this Logo Agreement, Licensee will immediately cease from all use of the Logo. However, unless this Logo Agreement is terminated for breach, and subject to Section 6, Licensee may distribute then- existing units of Product and advertising materials containing the Logo for a period of ninety (90) days from the termination date or expiration of the term, provided use of the Logo in connection with such units is in compliance with the terms and conditions of this Logo Agreement.

9.   NOTICES
All notices in connection with this Logo Agreement will be addressed as stated below and will be deemed given when: (i) deposited in the mail, postage prepaid, certified or registered, return receipt requested; or (ii) sent by air express courier, charges prepaid. The parties shall fax a copy of any such notices to the fax numbers identified below on the same day.
MICROSOFT:     Microsoft Corporation
          One Microsoft Way
          Redmond, WA 98052-6399 USA
Attention:     Windows Media Logo Department
Fax:           (425) 936-7329
With Copy To:  Law & Corporate Affairs, Trademarks
Fax: (425) 936-4112
LICENSEE: Information listed at the top of this Agreement.

10.  MISCELLANEOUS
(a) Entire Agreement. This Logo Agreement, including all Exhibits, comprises the entire party's agreement concerning the subject matter hereof, and supersedes and merges all prior and contemporaneous communications. It may be
amended only by written agreement signed by the parties. (b)     Governing Law.
This Logo Agreement shall be governed by the laws of the State of Washington not withstanding the application of any conflict of law rules. Licensee consents to the jurisdiction and venue in the state and federal courts in Washington. Process may be served on either party in the manner set forth in
Section 9 for the delivery of notices or by such other method as is authorized by applicable law or court rule.
(c) Attorneys' Fees. In any action to enforce this Logo Agreement, the non-prevailing party shall pay the prevailing party's reasonable attorneys'
fees, costs, and other expenses. (d)    No Waiver. No waiver of any breach of
any provision of this Logo Agreement shall constitute a waiver of any other breach, and no waiver shall be effective unless made in writing, signed by the waiving party. (e) Severability. If any provision of this Logo Agreement (or any other agreements incorporated herein) shall be held by a court of competent jurisdiction to be illegal, invalid or unenforceable, the remaining provisions shall remain in full force and effect.
(f) Survival. The provisions of Sections 3(a), 3(b), 7, 8(b), 9, and 10, as well as Section 5 with respect to Product(s) distributed during the term of this Logo Agreement and Section 6 for claims based on use of the Logo permitted herein prior to the effective date of termination or expiration of the term of this Logo Agreement, shall survive expiration or termination of this Logo Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Logo Agreement by their duly authorized representatives. The individual signing on behalf of Licensee below hereby represents and warrants that he or she has full authority to sign this Logo Agreement and bind Licensee to perform all duties and obligations contemplated by this Logo Agreement.

MICROSOFT CORPORATION
LICENSEE
Exhibit A

Windows Media Compatible Logo License Agreement
Specifications for Using the Windows Media Compatible Logo
Vertical Logo           Horizontal Logo

Microsoft has established the following set of branding specifications to assist you in proper use of the Windows Media Compatible logo ("Logo"). Microsoft reserves the right to change the Logo and/or these specifications at any time at its discretion. You must comply with the specifications as amended from time to time.

Specifications for Logo use:
?    You must sign the Windows Media Compatible Logo License Agreement ("Logo
Agreement") before using the Logo. ?    You have the option to use the vertical
or horizontal version of the Logo. The Logo may only be used on packaging, collateral materials, documentation, and advertising, including Web advertising, for licensed Product, and not in any manner that may imply that non-licensed products meet the Quality Standards set forth in this Logo
Agreement. ?   Your company name, logo, or product name must appear on any products or related materials where the Logo is used. The Logo must be smaller and less prominent than your Product name, trademark, logo, or trade name.
?    The Logo may not be used in any manner that expresses or might imply
Microsoft's affiliation, sponsorship, endorsement, or approval other than as contemplated by the Logo Agreement.
?    You may not use the Logo in a manner that might suggest co-branding or otherwise create potential confusion as to the source of the Product or ownership of the Logo. You may not display the Logo in any manner that suggests that your Product is a Microsoft product, or in any manner that suggests that "Microsoft" , "Windows", or "Windows Media" are a part of your Product name.
?    The Logo may not be included in any non-Microsoft trade name, business name, product or service name, logo, trade dress, design, slogan, or other trademark.
?    Microsoft will provide you with artwork of the Logo. You may not alter this artwork in any way. None of the words may be abbreviated, translated or transliterated, as in non-English documentation.
?    The Logo may not be combined with any other symbols including, words, logos, icons, graphics, photos, slogans, numbers, or other design elements.
?    The Logo (including by not limited to Microsoft's logos, logotypes, trade dress, and other elements of product packaging and web sites) may not be imitated in any of your materials.
?    The Logo, or any element thereof, may not be used as a design feature in any materials.
?    The Logo must stand-alone. A minimum amount of empty space must be left between the Logo and any other object such as type, photography, borders, edges, etc. The required border of empty space around the Logo must be 1/2x wide, where x equals the height of the Logo.
?    Minimum size for the Logo is 1/2 inch high unless otherwise approved by
Microsoft.
?    The Logo must include the (tm) and (r) symbols as shown in this exhibit.
?    The Logo shall be attributed to Microsoft Corporation in all materials where it is used, with the attribution clause: "Microsoft, Windows Media, and the Windows Logo are trademarks or registered trademarks of Microsoft Corporation in the United States and/or other countries." Four color applications The color version is the preferred way of reproducing the Logo. The Flag consists of a black frame with corresponding tails and four colored panes with corresponding tails. The color version can be reproduced only as described here. The pane colors must appear in the positions described and the tails must appear in the colors of the corresponding left-hand panes. The frame and accompanying words print in black. The four-color version must always appear on a white background. The designated colors are as follows:
Pane      Color     Pantone        Four-color process  RGB (8-bit)    Hex#
Upper left     Red  PMS 172        M65%+Y85%      255-51-0       FF3300
Upper right    Green     PMS 360        C55%+Y80%      102-204-51     66CC33
Lower left     Blue PMS 279        C70%+M30%      0-153-255 0099FF
Lower right    Yellow    PMS 123        M20%+Y100%          255-204-0 FFCC00

Black and white applications: Black and white reproductions of the Logo may be positive or reversed. If you have any questions please e-mail wmlogo@microsoft.com.


Exhibit B

Windows Media Compatible Logo License Agreement
Criteria and Licensed Product


Criteria
Product must fall under one of the categories below, and meet all of the criteria for that category to be eligible for the Logo. If product could fall under multiple categories, it must meet the criteria for the category closest to the nature and primary function of the product.
(e.g. a product used for caching may only qualify for the Logo pursuant to the criteria for caching devices).

Storage Products. (Including but not limited to: removable media storage devices such as flash RAM or CD-R).
All storage products must meet the criteria below to qualify for the Logo:
?    Product is a solid state, flash, storage card which adheres to the SD
Specification. OR, Product is a portable storage medium
which includes a unique serial number or other identifier that can be read and used by Microsoft's Digital Rights Management technology. AND
?    Product Ships with a Windows Media Device Manager compatible service provider software component that enables the
secure transfer of content in the Windows Media format, protected by Digital Rights Management to the portable media. AND
?    Product makes use of Microsoft Windows Media software pursuant to a valid
Windows Media Format Software Development
Kit license agreement with Microsoft.

Creation and Editing Software. (Including but not limited to: audio/video editors, encoding tools, conferencing gateways, digital music applications, CD burners, video email, personal broadcasting applications, digital recording applications)
All creation and editing software products must meet the criteria below to qualify for the Logo:
?    Product is software that extends Microsoft's Windows Media Software, such as the Windows Media Tools, Windows Media
Services, or Windows Media Rights Manager tools. OR
?    Product makes use of Microsoft Windows Media software pursuant to a valid
Windows Media Format Software Development
Kit or Windows Media Tools Software Development Kit license agreement with Microsoft to create and/or edit Windows
Media formatted content with a .WMA or .WMV extension. AND
?    Product is not a solution for caching and/or distributing Windows Media formatted content.

Windows Media Services add-ons. (Including but not limited to: log reporting tools, playlist management software, scheduling applications, server monitoring and management applications, file storage systems)
All extensions to Windows Media services must meet the criteria below to qualify for the Logo:
?    Product is software that extends Microsoft's Windows Media Services through the use of APIs, plug-ins or log files; AND
?    Product is not a solution for caching and/or distributing Windows Media formatted content.

Caching Devices.
All caching products must meet the criteria below to qualify for the Logo:
?    Product facilitates the delivery of content in the Windows Media format by use of caching, replication, or distribution of media,
AND
?    Product makes use of Microsoft Windows Media Technologies pursuant to a valid Windows Media Dedicated Caching
Appliance License and Distribution Agreement with Microsoft.


Product

Product Name                       Type of Product               Version Number
(as applicable)
Windows Media Compatible LLA (2.0) 1    6/30/2000
Windows Media Compatible LLA (2.0) 4    6/30/2000

Exhibit 10.05B

MICROSOFT WINDOWS MEDIA FORMAT
SOFTWARE DEVELOPMENT KIT VERSION 7 LICENSE AGREEMENT
FOR COMMERCIAL USE- DECEMBER 2000 VERSION

This Windows Media Format Software Development Kit Version 7 License Agreement For Commercial Use - December 2000 (the "Agreement") is entered into and effective as of _______, 2001 (the "Effective Date"), by and between Microsoft Corporation, a Washington corporation located at One Microsoft Way, Redmond, WA 98052 ("Microsoft") and COMPANY, as described below ("Company").

This Agreement is entered into with reference to the following information ("Table") as well as the definitions set forth below:

 [Licensed Applications are defined in Section 1. This box should be completed with a description of Company Licensed Applications.]
Term:
Beginning on the Effective Date and continuing for a period of one (1) year. Announcement Date (if any):


1.   DEFINITIONS

When capitalized in this Agreement, the following terms have the meanings assigned to them by this Section 1. All other initially capitalized terms have the meanings assigned to them elsewhere in this Agreement.
1.1 "Affiliate" means, with respect to any legally recognizable entity, any other such entity Controlling, Controlled by, or under common Control with such entity. "Control," as used herein, means the possession of the power to direct or cause the direction of the management and policies of a legally recognizable entity, through the ownership of voting shares or by contract. Where such entity is a partnership, limited liability company, corporation, or similar entity and has partners, members, or shareholders with equal ownership interests or equal control interests, by contract or otherwise, then each such partner, member, or shareholder will be deemed to possess, directly or indirectly, the power to direct or cause the direction of the management and policies of that entity.
1.2 "Break Interoperability" means to: (i) Transcode, Convert or Encapsulate WMC Content (whether Packaged or not) into or out of a disk-based or network-transmitted form that is not fully supported by, and interoperable with, the Redistributable Components; and/or (ii) to impair or disable programs or applications that can validly create, access, or utilize WMC Content (whether Packaged or not) by exposing a means or method by which such programs or applications access or utilize WMC Content.
1.3  "Certificate" means a DRM Certificate and/or an SDK Certificate.
1.4 "Codecs" means the audio and video compression/decompression algorithms used by or provided with the SDK to compress and decompress Content solely as a function of reading and writing WMF Content. As of the Effective Date, these compression algorithms are the Windows Media Audio codec, ACELP.net audio codec (which can not be used to enable products that provide telephony functionality, including bi-directional transmission of voice and/or sound such as audio-conferencing or computer integrated telephony), Windows Media Video codec, Microsoft's MPEG-4 version video codec, and the Windows Media screen capture codec, as described in the SDK.
1.5 "Compromise Interoperability" means exposing a means or method (including, but not limited to, publicly defined interfaces or debugging information left in a Licensed Application) by which other programs, plug-ins, or applications can access or utilize: (i) the function of the Redistributable Components; or
(ii) Content extracted from WMC Content by the Licensed Application. Notwithstanding the foregoing, it will not in itself Compromise Interoperability if Company establishes a plug-in software architecture for use with other functionality or features of the Licensed Applications and which is not used to access or utilize the functionality of the Redistributable Components or Content extracted from WMC Content.
1.6 "Confidential Information" means: (i) any pre-release software in object code form and any source code other than Sample Source; (ii) a Certificate when not statically linked as part of a Licensed Application, as more fully specified herein; (iii) any trade secrets and/or other proprietary non-public information not generally known relating to either party's product plans, designs, costs, prices and product names, software, finances, marketing plans, technical support requests, business opportunities, research, development or know- how, regardless of how obtained by the receiving party; and (iv) the terms and conditions of this Agreement. Notwithstanding the foregoing, "Confidential Information" will not include information that: (A) is or becomes generally known or available by publication, commercial use or otherwise through no fault of the receiving party; (B) is generally known and has been reduced to tangible form by the receiving party prior to the time of disclosure and is not subject to restriction; (C) is independently developed by the receiving party without the use of the other party's Confidential Information;
(D) is lawfully obtained from a third party that has the right to make such disclosure; (E) is made generally available by the disclosing party without restriction on disclosure; or (F) is released in writing by the disclosing party for publication by the receiving party.
1.7 "Content" means digital audio (including, but not limited to, timeline-synchronized audio, music, voice, or sounds), digital video, and other digital information including data, text (including, but not limited to, script command data and related metadata such as a song title or an artist's name), animation, graphics, photographs, and artwork, and combinations of any or all
of the foregoing. 1.8    "Convert" means: (i) to decompose WMC Content into one
or more pieces of Content, and then to recompose into any form other than WMC Content; or (ii) to remove any DRM protection from WMC Content for any purpose not explicitly authorized by the DRM Flags of the license for that content, including, but not limited to, writing that unprotected DRM content to disk or
to a network. "Convert" does not mean to Normalize. 1.9     "Digital Device"
means any standalone or removable CD-R or CD-RW or DVD-RAM or other similar media device that can store Content.
1.10 "Distribute" means to use, reproduce, license, lease, sell, offer to sell or otherwise disseminate through any means now existing or later developed.
1.11 "DRM" means Microsoft's digital rights management system for Windows Media Technologies that enables enforcement of business rules and license-based access to WMC Content, consistent with the terms and conditions of this Agreement.
1.12 "DRM Certificate" means a Microsoft provided, unique-to-Company and/or unique to each Licensed Application sub-component of the Redistributable Components that enables, in accordance with Section 2, a Licensed Application to use the portions of Redistributable Components that manipulate WMC Content protected by DRM and WMC Content not protected by DRM.
1.13 "DRM Flag(s)" means the flag(s) describing license condition(s) for, and set by the creator or authorized licensor of, WMC Content protected with DRM as more fully described in Exhibit A. 1.14 "Encapsulate" means to place any form of containment around or to remove such containment from any portion or entirety of WMC Content, whether saved to disk or written to the network, with the exception of standard file-system and network protocol containment not specific to the form or function of the Licensed Application. For purposes of this definition of "Encapsulate," example protocol and standard file-system exceptions include, but are not limited to, the Windows File Allocation Table file system, and the TCP/IP network protocol.
1.15 "Independent Contractor" means a third party temporary worker, company or other entity which is under written agreement with Company to develop, complete, or assist with the development or completion of research and development activities under the license rights granted under this Agreement, where such written agreement meets the terms and conditions of this Agreement, including, but not limited to, Sections 2, 5, 6, 7 and 8; provided, however, that "Independent Contractor" specifically excludes any entity that is a vendor of streaming and/or downloadable media technologies. The Distribution of a Licensed Application or selling services which involve streaming Content do not make an entity a "vendor of streaming and/or downloadable media technologies."
1.16 "Licensed Application" means Company's application(s) or utilities created using the SDK to enable encoding, decoding, rendering, and/or playing WMC Content in streaming and/or downloadable formats, each of which (i) are not designed for or intended to be used as a replacement of the SDK for use by third parties to develop other software products or programs (e.g., software development tools); and (ii) are designed and intended for use solely on the Platforms. A list of Company's Licensed Applications is set forth in the table on page 1 of this Agreement.
1.17 "Normalize" means to perform adjustments on uncompressed audio or video Content for the primary purpose of enhancing the ultimate playback of such Content. For purposes of this definition, "adjustments" include, but are not limited to: (i) for audio Content, changing the volume level and removing noise; and (ii) for video Content, setting gamma correction and changing the contrast. 1.18 "Package" or "Packaged" means WMC Content that has been protected by DRM.
1.19 "Platforms" means Windows NT 4.0, Windows 9x, and Windows 200x operating systems (and Updates thereof, if any, and as may be provided by Microsoft pursuant to Section 4 during the "Term" as defined in the table on page 1 of this Agreement) on Intel x86 and compatible hardware platforms. "Platforms" do not include Windows CE or any other Microsoft or non-Microsoft operating systems, unless and to the extent they may be later supported by the SDK in Microsoft's sole discretion.
1.20 "Redistributable Components" means the Certificate(s) (provided separately to Company under the terms of Section 2), the Codecs, and the files located in the "Redist" folder, as installed by the SDK including such Updates thereof as may be provided pursuant to Section 4.
1.21 "Sample Source" means any sample, human-readable code located in the "Samples" folder of, as installed by, the SDK, including any Updates thereof provided by Microsoft pursuant to Section 4. 1.22 "SDK Certificate" means a Microsoft-provided, unique to Company and/or unique to each Licensed Application, sub-component of the Redistributable Components that enables, in accordance with Section 2, a Licensed Application to use the portions of Redistributable Components that manipulate WMC Content not protected by DRM. The SDK Certificate does not enable manipulation of WMC Content protected by DRM.
1.23 "SDK" means the Microsoft Windows Media Format Software Development Kit Version 7 and, as provided in Section 4, Updates thereof during the Term.
1.24 "Transcode" means to alter the current encoding or form of Content encoded using Codecs, including by way of example but not limited to: (i) decompression of an audio or video stream and recompression using a different compression algorithm; and (ii) decompression of an audio or video stream and recompression using the same compression algorithm but with different settings.
1.25 "Updates" means all subsequent public releases of software (including public beta releases), including public maintenance releases, error corrections, upgrades, enhancements, additions, improvements, extensions,
modifications and successor versions. 1.26   "Windows Media Container" means
the current version, and any Updates during the Term, of extensible file storage format developed by or for Microsoft for authoring, editing, distributing, streaming, playing, referencing, or otherwise manipulating Content, as used by the Windows Media Technologies during the Term.
1.27 "Windows Media Player" means any version of Microsoft's WMC Content player technology, which Microsoft supports on the Platforms during the Term. Optional third party plug-ins to the Windows Media Player that might be present on a user's machine are expressly not part of Windows Media Player.
1.28 "Windows Media Server" means Microsoft's streaming media services server technology, as supported by Microsoft, in its sole discretion, on some of the Platforms or on other operating system platforms during the Term. Optional third party plug-ins to the Windows Media Server that might be present on a server machine are expressly not part of Windows Media Server.
1.29 "Windows Media Stream" means: (i) real-time or on-demand WMC Content delivered across a network, including (without limitation) wired or wireless communications media, using IP Multicast, HTTP, MMSU, MMST, MSBD, or other protocols supported by Windows Media Technologies during the Term; and (ii) WMC Content files. For a Licensed Application, a Windows Media Stream can originate from, without limitation, a Licensed Application or third party application built with the SDK pursuant to a license from Microsoft, a Windows Media Technologies component, an HTTP server, a local or network shared file system, a Content Proxy Server, or a Cache Proxy Server. For purposes of this definition: (A) "Cache Proxy Server" means an application, under a license from Microsoft, (1) that is a server that streams or delivers WMC Content that has originated solely from a Windows Media Server, and/or (2) that performs caching and delivery functions solely for the purpose of enhancing network performance in delivering Windows Media Streams from a Windows Media Server to a Windows Media Player or Licensed Application; and (B) "Content Proxy Server" means an application, under a license from Microsoft, that is a server which streams or manages WMC Content for purposes of distribution and tracking Windows Media Streams.
1.30 "Windows Media Technologies" means the currently shipping (and Updates thereof during the Term) versions of the Windows Media Player, Windows Media Server, Windows Media Encoder, Windows Media SDK and all its sub-components (including but not limited to, the SDK), and WMC Content creation tools that Microsoft may choose, solely in its discretion, to release as part of the Platforms. For purposes of this Section, "Windows Media Encoder" means the current version (and Updates thereof supported in the SDK during the Term) of Microsoft's Windows Media Technologies real-time encoder.
1.31 "WMC Content" means Content, contained within the Windows Media Container, and optionally Packaged. WMC Content includes, but is not limited to WMF Content.
1.32 "WMF Content" means Content encoded solely with Codecs, contained within the Windows Media Container, and optionally Packaged

2.   LICENSE GRANT & RESTRICTIONS
2.1  SDK and Components License Grant. Expressly subject to the restrictions in
Section 2.3, Microsoft hereby grants Company a limited, non-exclusive, non-assignable, worldwide, nontransferable, royalty-free, fully paid up, right and license during the Term to:
(a) Use, copy, and install (i) an unlimited number of copies of the SDK and its components on computers located at premises owned or leased by Company and its Affiliates, and (ii) copies of the SDK and its components on computers located at premises owned or leased by Company's Independent Contractors in a number reasonably necessary to carry out development work for Company consistent with this Agreement; provided that such copies may be used in accordance with this Section 2.1(a) solely to develop Licensed Applications, and, if Company so elects, to develop and Distribute Company-owned and Company-licensed WMC Content; and
(b) Distribute and have Distributed the Redistributable Components solely as part of the Distribution of a Licensed Application.
2.2  Sample Source License Grant.  Expressly subject to the restrictions in
Section 2.3, Microsoft hereby grants Company a limited, non-exclusive, non-assignable, worldwide, nontransferable, royalty-free, fully paid up, right and license during the Term to:
(a) Use, copy, modify, create derivative works and install (i) an unlimited number of copies of the Sample Source on computers located at premises owned or leased by Company and its Affiliates and (ii) the Sample Source on computers located at premises owned or leased by Company's Independent Contractors in a number reasonably necessary to carry out development work for Company consistent with this Agreement; provided that such copies may be used in accordance with this Section 2.2(b) solely to develop Licensed Applications; and
(b) Distribute and have Distributed the object code only versions of the Sample Source including any modifications or derivative works thereof, solely as part of the Distribution of a Licensed Application.
2.3  License Restrictions and Requirements.
(a) Preservation of Interoperability. Except solely as expressly permitted in Sections 2.3(a)(i), 2.3(a)(ii), and 2.3(a)(iii), Company will neither develop, nor have third parties develop for Company, Licensed Applications which Break Interoperability or which Compromise Interoperability. Company will comply with the interoperability requirements set forth in Exhibit B as may be updated by Microsoft periodically during the Term.
(i) Limited Right to Transcode for MP3 Devices. Licensed Applications may Transcode audio Content, that was decomposed from WMF Content, into ISO
MPEG-2 Layer-3 standard compressed audio and then Convert the WMF
Content with that Transcoding into the MP3 file format (the "MP3 Content") solely for the purpose of immediately transferring such WMF Content to standalone digital devices, such as those which play MP3 and optionally other file formats ("MP3 Device"), provided that: (A) the MP3 Device does not natively support playback of Windows Media Content; (B) the DRM restrictions in Section 2.3(f) are observed by Company; and (C) the MP3
Content cannot be transferred, Transcoded, or used for any purpose other than local playback on such MP3 Devices in their normal and ordinary modes of operation. Notwithstanding the limited right to Transcode provided in this
Section 2.3(a)(i), this Agreement does not cover use of the SDK to create Licensed Applications which run on platforms other than the Platforms, including MP3 Devices or other, similar digital devices. Any such use of the SDK requires a separate agreement with Microsoft.
(ii) Limited Right to Convert. Licensed Applications may Convert WMC Content not Packaged (or if Packaged, then WMC Content that is licensed as specified in the DRM Flags for such purpose) into the Redbook CD audio format solely for purposes of making permitted copies of such WMC Content on Digital
Devices (and not in any other file format nor on any other devices).
(iii) Limited Right to Transcode for editing applications. A Licensed Application may Transcode Content solely to the extent the Licensed Application's primary function is to edit Content and provided that: (A) the Licensed Application requires user interaction for each Transcode (i.e., the Licensed Application does not perform batch Transcoding); (B) the Content editor is an offline editor
(i.e., the Content is not sourced from a Windows Media Stream that is a network stream as defined in Section 1.29 (i)).
(b) Non-Malicious Intent. Licensed Applications shall not be specifically designed to degrade, overload, or stress any component of Windows Media Technologies.
(c) Usage of File Extensions & Metafiles. Each Licensed Application shall comply with the file extension and metafile usage and format requirements and guidelines as set forth in Exhibit C as may be updated by Microsoft periodically during the Term.
(d) Redistributable Components. Company's rights under Section 2.1(b) with respect to
Redistributable Components are expressly conditioned upon its compliance with the following obligations:
(i) Company will not authorize further Distribution of the Redistributable Components by end-users of Licensed Applications.
(ii) Company will not use Microsoft's name, logo or trademarks to market or promote any Licensed Application, except: (A) as expressly set forth in
Section 2.3(d)(iii), or (B) as permitted by a separate agreement between the parties.
(iii) Company will include in the "About Box" for all Licensed Applications a copyright notice which states the following: "Portions utilize Microsoft Windows Media Technologies. Copyright (c) 1999-2000 Microsoft
Corporation. All Rights Reserved."
(iv) Company will not use the Redistributable Components or any other part of the
SDK to create a new Licensed Application that substantially duplicates the server functionality of any version of the Windows Media Server.
(v) Company will not use the Codecs or any part of the Codecs in any Licensed Application or otherwise except as part of the Redistributable Components.
(e) Default Encoding Format. If a publicly Distributed Licensed Application supports multiple encoding formats and "Windows Media Format" is not set as the default encoding format, then the Licensed Application will enable the user to specify a default encoding format for high quality encoding (e.g., importing music from a CD or other high quality uncompressed digital format) and the default encoding format options will include the high quality encoding options for WMF Content.
(f) DRM Restrictions. Each Licensed Application will comply with the DRM requirements set forth in Exhibit A as may be updated by Microsoft periodically during the Term.
(g) Use of Certificates. Each Licensed Application will comply with the Certificate requirements set forth in Exhibit D as may be updated by Microsoft periodically during the Term. Microsoft may exercise its right to revoke, or instruct its licensees or agents to revoke on Microsoft's behalf, any Licensed Application Certificate pursuant to paragraph 3 of Exhibit D upon two (2) days written notice to Company.
(h) No Further Redistribution/No Reverse Engineering. Company will not Distribute or have Distributed the SDK or any component thereof, other than as expressly permitted in this Section 2. Company may not reverse engineer, decompile, disassemble or otherwise seek to discover the source code, components, Codecs, DRM, protocols or Windows Media Container of the SDK (other than the Sample Source), except and only to the extent that such activity is expressly permitted by applicable law notwithstanding this limitation.
(i) End-user License Agreements. Company will Distribute Licensed Applications with an end-user license agreement consistent with, and no less protective of Microsoft's rights than, this Agreement. Company will incorporate and prominently display the following provisions (or substantially similar ones) in its end-user license agreements for Licensed Applications: "You acknowledge and agree that in order to protect the integrity of certain third party content, Company or its licensors may provide for the Software security related updates that will be automatically downloaded and installed on your computer. Such security related updates may impair the Software (and any other software on your computer which specifically depends on the Software) including disabling your ability to copy and/or play "secure" content, i.e. content protected by digital rights management. In such an event, Company and/or its licensors shall use reasonable efforts to promptly post notices on Company web site explaining the security update and providing instructions to end-users for obtaining new versions or further updates of the Software that restore access to secure content and related features."
(j) Branding. Company will execute the logo license and comply with the branding requirements and trademark usage guidelines found at the following URL (or a replacement therefore as may be designated by Microsoft from time to time) http://www.microsoft.com/windows/windowsmedia or by sending an email to wmlogo@microsoft.com.
(k) Company Contact. In the event that the Company elects to change the Company Contact during the Term, Company will use commercially reasonable efforts to notify Microsoft of the new Company Contact by sending mail to WMLA@microsoft.com or as otherwise directed in writing by Microsoft.
2.4 Ownership; Reservation of Rights. Microsoft retains all right, title and interest in and to the Certificates, the Codecs, the DRM, the SDK, the Windows Media Technologies and any and all components thereof. Subject to the license grant in Section 2.2 (including the restrictions of Section 2.3) and Microsoft's ownership of the underlying Sample Source, Company owns all right, title and interest in and to any modifications or derivative works of the Sample Source created by or for Company other than by Microsoft. This Agreement shall not be construed in any manner as transferring any rights of ownership or license to Certificates, the Codecs, the DRM, the SDK, the Windows Media Technologies and any and all components thereof, and/or to the features or information therein, except as expressly licensed in this Section 2. All rights not expressly granted by Microsoft are reserved. Under no circumstances will the license grants set forth in this Section 2 be construed as granting, by implication, estoppel or otherwise, a license to any Microsoft technology or under any Microsoft intellectual property other than the SDK, the Redistributable Components and the Sample Source.

3.   DELIVERY; ACCEPTANCE
3.1 Delivery of SDK. The SDK is provided to Company either directly or through a general release on a Microsoft web site. 3.2 Acceptance. The SDK is deemed accepted by Company. 3.3 Delivery of Certificates. Microsoft will deliver an initial SDK Certificate with delivery of the SDK. As of the Effective Date, DRM Certificates and/or additional SDK Certificates will be delivered to Company as Company may reasonably request such additional Certificates from time to time for use by its new Licensed Applications, subject to Company's compliance with the terms and conditions of this Agreement and Microsoft's policies for issuing Certificates and/or issuing multiple Certificates.

4.   SDK UPDATES
During the Term, Microsoft will use reasonable commercial efforts to provide Updates to the SDK, if any, as such Updates become commercially available. Updates, if any, may be provided by general posting on a Microsoft website. Microsoft may make such Updates to the SDK available pursuant to the terms of this Agreement or, in Microsoft's sole discretion, Microsoft may condition the release of such Updates to Company upon Company's execution of an amendment to this Agreement (or a separate agreement). Notwithstanding anything to the contrary in this Agreement, Microsoft has no obligation to provide maintenance, end-user support, technical support or Updates to the SDK or Licensed Applications in any respect. Company shall be responsible for any and all maintenance, end-user support, technical support and Updates with respect to the Licensed Applications. Company will incorporate the most recent Updates delivered or made available to it by Microsoft into all subsequent versions of Licensed Applications; provided, however, that Company shall have no obligation to incorporate any such Update in a version of a Licensed Application that is commercially released within thirty (30) days of Microsoft's commercial release of the Update.

5.   CONFIDENTIALITY
5.1 Each party will protect the other's Confidential Information from unauthorized dissemination and use with the same degree of care that such party uses to protect its own like information. Neither party will use the other's Confidential Information other than as permitted by this Agreement. Neither party will disclose to third parties the other's Confidential Information without the prior written consent of the other party, or as authorized by this Agreement. Except as expressly provided in this Agreement, no ownership or license rights is granted in any Confidential Information. This Agreement will not act as a general or master confidentiality agreement between the parties.
5.2 The parties' obligations of confidentiality under this Agreement will not be construed to limit either party's right to independently develop or acquire products, including products that compete with the Licensed Applications, without use of the other party's Confidential Information. Further, either party will be free to use for any purpose the Residuals resulting from access to or work with such Confidential Information, provided that such party will maintain the confidentiality of the Confidential Information as provided in this Agreement. The term "Residuals" means information in non-tangible form, which may be retained by persons who have had properly authorized access to the Confidential Information, including ideas, concepts, know-how or techniques contained therein. Neither party will have any obligation to limit or restrict the assignment of such persons or to pay royalties for any work resulting from the use of Residuals. However, the foregoing will not be deemed to grant to either party a license under the other party's copyrights or patents. 5.3 Publicity. Neither party will make any public announcement regarding the terms of this Agreement without the other's prior written approval and consent as to the form and content of any public announcements. The first public announcement by either party of the execution of this Agreement may be made on a mutually agreed upon date that is within fifteen (15) days after the Effective Date, or if specified, on the Announcement Date. Thereafter, the parties may freely disclose or announce the existence of this Agreement.

6. WARRANTIES TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, MICROSOFT AND ITS SUPPLIERS PROVIDE THE CERTIFICATES, SDK, ANY CONFIDENTIAL INFORMATION AND OTHER MICROSOFT TECHNOLOGY PROVIDED UNDER THIS AGREEMENT (COLLECTIVELY "MICROSOFT TECHNOLOGY") AS IS AND WITH ALL FAULTS, AND HEREBY DISCLAIM ALL WARRANTIES AND CONDITIONS, EITHER EXPRESS, IMPLIED OR STATUTORY, INCLUDING, BUT NOT LIMITED TO, ANY (IF ANY) IMPLIED WARRANTIES OR CONDITIONS OF MERCHANTABILITY, OF FITNESS FOR A PARTICULAR PURPOSE, OF LACK OF VIRUSES, OF ACCURACY OR COMPLETENESS OF RESPONSES, OF RESULTS, AND OF LACK OF NEGLIGENCE OR LACK OF WORKMANLIKE EFFORT, ALL WITH REGARD TO THE MICROSOFT TECHNOLOGY. FURTHER, THERE IS NO, AND MICROSOFT DISCLAIMS ANY, WARRANTY OR CONDITION OF TITLE, QUIET ENJOYMENT, QUIET POSSESSION, CORRESPONDENCE TO DESCRIPTION OR NON-INFRINGEMENT, WITH REGARD TO THE MICROSOFT TECHNOLOGY. THE ENTIRE RISK AS TO THE QUALITY OF OR ARISING OUT OF USE OR PERFORMANCE OF THE MICROSOFT TECHNOLOGY, IF ANY, REMAINS WITH COMPANY.

7.   INDEMNITY
7.1 Indemnity. Company shall, at its expense and Microsoft's request, defend any claim or action brought by a third party against Microsoft, or Microsoft's Affiliates, directors, or officers, arising out of or related to the Licensed Application excluding any claim or action to the extent arising from Company's exercise of its license rights under the terms of this Agreement ("Company Claims"), and Company will indemnify and hold Microsoft harmless from and against any costs, damages and fees reasonably incurred by Microsoft, including but not limited to fees of outside attorneys and other professionals, that are attributable to such Company Claims. Microsoft shall: (a) provide Company reasonably prompt notice in writing of any such Company Claims and permit Company, through counsel chosen by Company, to answer and defend such Company Claims; and (b) provide the entity defending such claim information, assistance and authority, at such entity's expense, to help defend such Company Claims. Company will not be responsible for any settlement made by Microsoft without Company's written permission, which permission will not be unreasonably withheld or delayed. Company will consult with Microsoft on the choice of any counsel under this Section 7.
7.2 Settlement by Company. Unless Company obtains for Microsoft a complete release of all Company Claims, Company may not settle any Company Claim under this Section 7 on Microsoft's behalf without first obtaining Microsoft's written permission, which permission will not be unreasonably withheld or delayed. In the event Company and Microsoft agree to settle a Company Claim, Company agrees not to disclose terms of the settlement without first obtaining Microsoft's written permission, which will not be unreasonably withheld or delayed.

8. DISCLAIMER OF CONSEQUENTIAL DAMAGES; LIMITATION OF LIABILITY 8.1 EXCLUSION OF INCIDENTAL, CONSEQUENTIAL AND CERTAIN OTHER DAMAGES. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT WILL MICROSOFT AND ITS AFFILIATES BE LIABLE FOR ANY SPECIAL, INCIDENTAL, INDIRECT, OR CONSEQUENTIAL DAMAGES WHATSOEVER (INCLUDING, BUT NOT LIMITED TO, DAMAGES FOR LOSS OF PROFITS OR CONFIDENTIAL OR OTHER INFORMATION, FOR BUSINESS INTERRUPTION, FOR PERSONAL INJURY, FOR LOSS OF PRIVACY, FOR FAILURE TO MEET ANY DUTY INCLUDING OF GOOD FAITH OR OF REASONABLE CARE, FOR NEGLIGENCE, AND FOR ANY OTHER PECUNIARY OR OTHER LOSS WHATSOEVER) ARISING OUT OF OR IN ANY WAY RELATED TO THE USE OF OR INABILITY TO USE THE MICROSOFT TECHNOLOGY OR OTHERWISE UNDER OR IN CONNECTION WITH ANY PROVISION OF AGREEMENT, EVEN IN THE EVENT OF THE FAULT, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY, BREACH OF CONTRACT OR BREACH OF WARRANTY OF MICROSOFT OR ANY SUPPLIER, AND EVEN IF MICROSOFT, ANY OF ITS AFFILIATES OR COMPANY AND ANY COMPANY AFFILIATE HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. 8.2. LIMITATION OF LIABILITY AND REMEDIES. NOTWITHSTANDING ANY DAMAGES THAT COMPANY MIGHT INCUR FOR ANY REASON WHATSOEVER (INCLUDING, WITHOUT LIMITATION, ALL DAMAGES REFERENCED ABOVE AND ALL DIRECT OR GENERAL DAMAGES), THE ENTIRE AGGREGATE LIABILITY OF MICROSOFT AND ANY MICROSOFT SUPPLIER OR AFFILIATE UNDER ANY PROVISION OF THIS AGREEMENT SHALL BE LIMITED TO THE ACTUAL AMOUNT PAID BY COMPANY UNDER THIS AGREEMENT OR FIFTY DOLLARS ($50.00), WHICHEVER IS GREATER. THE FOREGOING LIMITATIONS, EXCLUSIONS AND DISCLAIMERS SHALL APPLY TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, EVEN IF ANY REMEDY FAILS ITS ESSENTIAL PURPOSE.

9.   TERMINATION
9.1 Term. This Agreement will continue for the Term unless earlier terminated pursuant to Section 9.2. 9.2 Termination for Cause. Either party may suspend performance and/or terminate this
Agreement immediately upon written notice at any time if: (a)    The other
party is in material breach of any material warranty, term, condition or covenant of this Agreement, other than those contained in Section 5, Section 2.3(g) and Exhibit D, and fails to cure that breach within fifteen (15) days after written notice thereof; or
(b) The other party is in material breach of Section 5. In addition, if Company is in material breach of Section 2.3(g) and/or Exhibit D and fails to cure, or to takes steps to cure which are satisfactory to Microsoft in Microsoft's sole discretion, that breach within two (2) business days after written notice from Microsoft, Microsoft may suspend performance and/or terminate this Agreement immediately upon written notice at any time. Notwithstanding the foregoing, Microsoft and Company may mutually agree in writing to extend such cure period.
9.3  Survival of License Rights.
(a) Unless this Agreement is terminated by Microsoft pursuant to this Section 9 for Company's material breach of Sections 2.1, 2.2, 2.3 and/or 5, Company's Distribution rights for then-current Licensed Applications under Sections 2.1(b) and 2.2(b) (solely with respect to the then-current versions of the Redistributable Components and Sample Source as may have been delivered by Microsoft to Company, and remaining expressly subject to the obligations under
Section 2.3) will survive any expiration of the Term or termination of this Agreement. Upon any such termination or expiration of the Term of this Agreement, Company will receive no further Updates to the SDK and will not be issued any further Certificates. Following the expiration of the Term, Microsoft may revoke Company's continuing rights under Sections 2.1 and 2.2 should Company breach any of the provisions of Sections 2.1, 2.2, 2.3 and/or 5.
(b) If this Agreement is terminated for Company's material breach of Sections 2.1, 2.2, 2.3 and/or 5, then upon the effective date of termination (i) Company's rights under Sections 2.1 and 2.2 shall immediately terminate, and
(ii) Company shall immediately return or, at Microsoft's option, destroy all Microsoft Confidential Information. Any Distribution prior to the effective date of termination by Company to end-users of Licensed Applications including Redistributable Components or Sample Source in object code form which have been already validly granted under an end-user license agreement in compliance with this Agreement shall, subject to applicable restrictions under Section 2.3, not be affected and shall remain in full force and effect. No other rights of Company shall survive termination for Company's material breach of Sections
2.1, 2.2, 2.3 and/or 5. 9.4   Survival. In the event of termination or
expiration of this Agreement for any reason, Sections 2.4, 5, 6, 7, 8 and 10 will survive. Neither party will be liable to the other for damages of any sort resulting solely from terminating this Agreement in accordance with its terms.

10.  GENERAL PROVISIONS
10.1 Notices. All notices and requests in connection with this Agreement shall be deemed given as of the day they are received either by messenger, delivery service, or in the United States of America mails, postage prepaid, certified or registered, return receipt requested. Any such notices to Company should be sent to the address set forth in the table on the first page of this Agreement, and sent to the attention of the Company Contact named in such table. Any such notices to Microsoft should be addressed as follows:

Address:
Copy to:
Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399
Attention:     Vice-President
     Digital Media Division
Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399
Attention: Law & Corporate Affairs
Phone:    (425) 882-8080
Phone:    (425) 882-8080
Fax: (425) 936-7329
Fax: (425) 936-7409

or to such other address as a party may designate pursuant to this notice provision.
11.2 Independent Parties. Nothing in this Agreement will be construed as creating an employer- employee relationship, an agency relationship, a partnership, or a joint venture between the parties.
11.3 Governing Law. This Agreement will be governed by the laws of the State of Washington, as though entered into between Washington residents and performed entirely within the State of Washington. Any action or litigation concerning this Agreement will take place exclusively in the federal or state courts in King County, Washington, and the parties expressly consent to jurisdiction of and venue in such courts and waive all defenses of lack of personal jurisdiction and forum non conveniens with respect to such courts. Company hereby agrees to service of process by mail or other method acceptable under
the laws of the State of Washington. 11.4    Attorneys' Fees. In any action or
suit to enforce any right or remedy under this Agreement or to interpret any provision of this Agreement, the prevailing party will be entitled to recover its reasonable, documented costs, including reasonable attorneys' fees and fees of other litigation-related professionals, such as expert witnesses and accountants. If such a case or suit is settled, both parties will pay their own costs and expenses, unless otherwise specified in a settlement agreement.
11.5 Assignment or Delegation. This Agreement and any rights or obligations hereunder may not be assigned or delegated by Company or by Microsoft without the other party's prior written approval. Any attempted assignment, delegation, impermissible sublicense, transfer, encumbrance or other disposal by a party without such consent will be null and void. Except as otherwise provided, this Agreement will be binding upon and inure to the benefit of the parties' permitted successors and lawful assigns.
11.6 Force Majeure. Neither party will be liable to the other under this Agreement for any delay or failure to perform its obligations under this Agreement if such delay or failure arises from any cause (including, without limitation, labor disputes, strikes, earthquake, floods, fire, lightning, utility or communications failures, earthquakes, vandalism, war, acts of terrorism, riots, insurrections, embargoes, or laws, regulations or orders of any governmental entity) beyond such party's reasonable control.
11.7 Construction. If for any reason a court of competent jurisdiction finds any provision of this Agreement, or portion thereof, to be unenforceable, that provision of the Agreement will be enforced to the maximum extent permissible so as to affect the intent of the parties, and the remainder of this Agreement will continue in full force and effect. Failure by either party to enforce any provision of this Agreement will not be deemed a waiver of future enforcement of that or any other provision. This Agreement has been negotiated by the parties and their respective counsel and will be interpreted fairly in accordance with its terms and without any strict construction in favor of or against either party. A reference to a section of this Agreement will be deemed to be inclusive of any requirements or obligations referenced by that section, such as requirements referenced in an Exhibit.
11.8 Entire Agreement. This Agreement does not constitute an offer by Microsoft and it shall not be effective until signed by both parties. This Agreement and its Exhibits, constitutes the entire agreement between the parties with respect to the subject matter hereof and merges all prior and contemporaneous communications. It may not be modified except by a written agreement dated subsequent to the date of this Agreement and signed on behalf of Company and Microsoft by their respective duly authorized representatives. IN WITNESS WHEREOF, the parties have entered into this Agreement as of the Effective Date written above.

MICROSOFT CORPORATION
COMPANY
Exhibit A

DRM LICENSE FORMAT REQUIREMENTS

(1) For the purposes of this exhibit, "Material Security Problem" means a security breach in DRM, or a security breach attributable to Company or to any Licensed Application that is a violation of Sections 2.3(g) and/or 2.3(i), or which otherwise defeats in any way the protective settings in the DRM Flags in licenses for WMC Content.
(2) If a Licensed Application reads or writes Packaged WMC Content, it will adhere to rights provided by the associated DRM license. Below is a table for DRM version 1 listing the available rights, their definition, and the binary bit-placement of each and a table for DRM version 7 listing the XML-based rights and descriptions.
Bit-based rights for DRM version 1

Bit
Right
Settings
0x1
Play on PC
1    Allow playback on PC.
0    Do not allow playback on PC.
0x2
Transfer to a portable
device that is not SDMI
compliant
1    Allow transfer to a portable device that is not SDMI
compliant.
0    Do not allow transfer to a portable device that is not SDMI compliant.
0x4
Recover the license
1    Do not allow the license to be restored to the consumer by
Windows Media License Service.
0    Allow license recovery.
0x8
Burn to CD
1    Allow burning to a CD.
0    Do not allow burning to a CD.
0x10
Mark as SDMI validated
1    Mark content as SDMI validated. The media file can be
played on any SDMI-compliant playback device.
0    Do not mark content as SDMI validated.
0x20
Limit to one-time use
1    Delete license after it is used one time.
0    Do not restrict license to one-time use.
0x40
Save streams to disk
1          Allow streamed content to be saved to a disk.
0           Do not allow streamed content to be saved.
0x10000
SDMI upgrade trigger
1           Content requires a player upgrade.
0           Content does not require a player upgrade.
0x20000
SDMI no more copies
1           Disallow transfer of content to another device
0           Allow transfer of content to another device


XML-based rights for DRM version 7

Property
Description
AllowBackupRestore
Specifies and retrieves a Boolean value that indicates whether the license permits backup and restoration.
AllowBurnToCD
Specifies and retrieves a Boolean value that indicates whether the license permits content to be copied to a CD in the RedBook Audio format. AllowPlayOnPC
Specifies and retrieves a Boolean value that indicates whether the license permits content to be played on a client computer.
AllowTransferToNonSDMI
Specifies and retrieves a Boolean value that indicates whether the license permits content to be transferred to non-SDMI-compliant portable devices or portable media.
AllowTransferToSDMI
Specifies and retrieves a Boolean value that indicates whether the license permits content to be transferred to SDMI-compliant portable devices or portable media.
BeginDate
Specifies and retrieves the date before which the license is not valid. BurnToCDCount
Specifies and retrieves the number of times that content can be copied to a CD.
DeleteOnClockRollback
Specifies and retrieves a Boolean value that indicates whether a license must be deleted if the clock is set to an earlier time.
DisableOnClockRollback
Specifies and retrieves a Boolean value that indicates whether a license must be disabled if the clock is set to an earlier time.
ExpirationDate
Specifies and retrieves the date after which the license is no longer valid. MinimumAppSecurity
Specifies and retrieves the minimum security level that a player must have to manipulate the content.
Playcount
Specifies and retrieves the number of times the license permits content to be played.
PMAppSecurity
Specifies and retrieves the security level for content that is being transferred to portable devices or portable media.
PMExpirationDate
Specifies and retrieves the expiration date for a media license. PMRights Specifies and retrieves the rights that govern content use with a portable license. TransferCount
Specifies and retrieves the number of times the content can be transferred to portable devices or portable media.

The Licensed Application will check the rights available for the issued license and enable/disable functionality based on the tables above. The Licensed Application will provide no means (including but not limited to programming APIs, end-user selectable options, or purposeful or accidental placement of debugging information in the Licensed Application) for the enablement or disablement of the intended DRM functionality. Any Licensed Applications that write WMC Content will not set any DRM Flags other than 0x1, 0x2, 0x4, 0x8, 0x10, 0x20, 0x40, 0x10000, 0x20000. Failure of a Licensed Application, as Distributed by Company, to abide by the rights issued in the WMC Content license constitutes a violation of this Agreement.

(3) When transferring Packaged WMC Content to an MP3 Device or other, similar digital device, each Licensed Application will check and comply with the security level and DRM Flags in the license associated with that WMC Content, including any associated license conditions set in such DRM Flags. Further, Licensed Applications will not use, incorporate or call or enable any other software that modifies the behavior of the Licensed Application in a manner which causes it to violate the conditions of this Exhibit.

(4) Microsoft may, during the Term, enhance the DRM features of the SDK, including the Redistributable Components, to eliminate potential security breaches and/or enhance DRM features (including ease of use) with respect to Packaged WMC Content. Company acknowledges that Microsoft will provide those users who are WMC Content providers of various Windows Media rights management applications with the ability to set the minimum revision level (or minimum security level) for compatibility of Packaged WMC Content, and that Licensed Applications created using older versions of the SDK and/or Redistributable Components may not be fully compatible with such future WMC Content. Microsoft will use reasonable commercial efforts to: (i) provide Company with Updates to DRM that correct security breaches, though such Updates may require Company to agree to additional or alternative terms and conditions than that set forth in this Agreement; and (ii) notify Company of any actual security breaches in DRM which in Microsoft's sole and reasonable judgment would affect the Licensed Application.

(5) Notwithstanding Section 4 of this Agreement, if Microsoft provides Company with Updates to the SDK or Redistributable Components which correct actual or potential security breaches, Company will use commercially reasonable efforts to incorporate and/or make available to users of the Licensed Applications, through reasonable means (such as availability on a Company web site), such Updates of the SDK or Redistributable Components as part of and/or as Updates to such Licensed Applications. Company shall have a commercially reasonable period of time (not to exceed thirty (30) days from the date Company received such Updates) to incorporate and/or make available such Updates.

(6) To enable the DRM feature (including but not limited to playback/decode, transfer, and/or encoding/encryption) of the Redistributable Components for Company's Licensed Applications, Company must use the DRM Certificate. Company must use the DRM Certificate in accordance with the Certificate requirements of Exhibit D as such requirements may be updated periodically by Microsoft during the Term.

(7) Company may not use the SDK or any component thereof to develop or aid in the development of Licensed Applications to archive, copy, or save to non-volatile storage, any Windows Media Stream unless the Windows Media Stream is not Packaged. Nothing in this Agreement shall be deemed to authorize Company to infringe the copyright or other intellectual property rights of the owners of WMC Content.

(8) To the extent that any Packaged WMC Content is identified by a DRM Flag as compliant with or validated for the Secure Digital Music Initiative ("SDMI") as the rules of such compliance may be developed during the Term, Company will follow such SDMI rules in any use of DRM in its Licensed Applications. To the extent that SDMI rules conflict with the rules and capabilities of the current SDK, the SDK rules will take precedence. If the conflict is resolved by an Update, Company will take commercially reasonable efforts to update the Licensed Applications to comply within ninety (90) days. Any SDMI watermark requirements are Company and its Affiliate's sole responsibility. (9) Notwithstanding any provision of this Agreement, if Company intentionally or negligently fails to correct any Material Security Problem(s) and Microsoft has provided Company with two (2) business days notice of such Material Security Problem and has delivered any appropriate DRM Updates to Company with respect to such security problems as of such notice, then Microsoft or its authorized licensee or agent may, upon written notice at any time, revoke any associated DRM Certificate with respect to the particular Licensed Application with a
Material Security Problem. (10)    Regardless of any express right set forth in
this Exhibit, Licensed Applications will not Break Interoperability or Compromise Interoperability, or edit Packaged WMC Content that Company does not own or have the rights to so modify, and Licensed Applications will never modify WMC Content in a manner that violates the DRM Flags in any DRM license
associated with the WMC Content. (11)   Licensed Applications supporting
license acquisition functionality in the SDK must invoke individualization functionality in one of the following methods: (A) during setup, (B) by end-user invocation, or (C) when WMC Content that requires individualization is opened.

Exhibit B

INTEROPERABILITY REQUIREMENTS

Licensed Applications will not Break Interoperability or Compromise Interoperability. Although as of the Effective Date, Microsoft does not currently intend to significantly change the Interoperability Requirements in this Exhibit B during the Term, to the extent Microsoft changes such Interoperability Requirements, Company shall have a commercially reasonable period of time (not to exceed thirty (30) days from the date Company received notice of the new Interoperability Requirements) to bring its Licensed Applications in compliance with such new requirements.

(1) Corrections of Interoperability Problems. Each party will diligently notify the other to the extent that any Licensed Application is alleged or found to Break Interoperability or to Compromise Interoperability for any reason. Such notification shall occur within five (5) business days of such party's discovery of the alleged or actual problem. Company will, at its expense, use reasonable commercial efforts to identify the cause of the alleged or actual problem and to resolve it within ten (10) business days of said notification. Microsoft will reasonably comply with Company's requests for additional information regarding the interoperability problem. Within two (2) days of resolving the interoperability problem, Company will release a software patch for any existing Licensed Applications, and/or immediately re-release all existing Licensed Applications which manifest the problem, and Company will incorporate the patch into, or substitute the re-released version for, Company's subsequent publicly released versions of the Licensed Application, if any.

(2) WMC Content Compatibility. WMC Content created by a Licensed Application will be fully compatible with the current commercially available version or Update of Windows Media Technologies at the time the Licensed Application is released, as shipped by Microsoft, without requiring additional plug-ins, applications, or other software. For purposes of this definition, "fully compatible" means that: (i) such WMC Content can be Packaged; (ii) the WMC Content can be streamed by a Windows Media Server as a Windows Media Stream; and (iii) the Windows Media Container is not altered or corrupted such that third party licensed applications properly using the Redistributable Components are capable of receiving a Windows Media Stream of such WMC Content (it is not a requirement that such third party licensed applications be able to decode and play the Content included in such WMC Content).

(3)  WMF Content Compatibility. In addition to the obligations set forth in
Section 2 of this Exhibit B, WMF Content created by the Licensed Application must be capable of being played back by Windows Media Player without any change or alteration of the WMF Content so created and without requiring additional plug-ins, applications, or other software.

(4) Latest Versions of Redistributable Components. Company will ship the latest commercially available Redistributable Components ("Latest Redistributable Components") with each new release of each Licensed Application. If Microsoft releases the Latest Redistributable Components within thirty (30) days of a commercial release of a version the Licensed Application, Company has the option of shipping either the Latest Redistributable Components or the most recent prior version of the Redistributable Components that was released at least thirty (30) days prior to the release of such Licensed Application. Company will not mix subsets of Redistributable Components from different versions of the SDK within (i) any release of the Licensed Application, or (ii) on an end- user's computer when a new version, patch, update, or feature of a Licensed Application is installed over a previous installation of the Licensed Application.

(5) Testing. Upon any public release of a Licensed Application, including each beta release, Company will notify Microsoft and make available to Microsoft concurrent with said release, at no cost to Microsoft, one copy of the Licensed Application (in object code form only) for purposes of confidential interoperability testing and related evaluation by Microsoft. Microsoft is granted the right to make a limited and reasonable number of copies of the Licensed Application, and Company agrees to furnish Microsoft any keys, runtime licenses, or other means necessary to enable the original and copies of the Licensed Application to properly function, solely for the purpose of such
testing and evaluation. (6)   Referencing WMC Content. Licensed Applications
shall reference WMC Content directly or via metafiles that are playable by the Windows Media Player, as shipped by Microsoft, without requiring additional plug-ins, applications, or other software to or with the Windows Media Player.

Exhibit C

FILE EXTENSION USAGE & FORMAT REQUIREMENTS/GUIDELINES WINDOWS MEDIA METAFILE REQUIREMENTS AND GUIDELINES

I.   FILE EXTENSION USAGE & FORMAT REQUIREMENTS/GUIDELINES

Audio Content, Video Content, and Script Commands, as used in this Exhibit C are defined below.

(1) Except solely as expressly permitted in this Exhibit C, Licensed Applications will not (i) take ownership of or create WMC Content named with any of the following file extensions: .WMP, .WM, .WX, .WMX, .WMA, .WAX, .WMV,
 .WVX, .WMC, .ASF, or .ASX; and/or (ii) register for any of the following MIME types: audio/x-ms-wma, audio/x- ms-wax, video/x-ms-wmv, video/x-ms-wvx, audio/x-ms-wmp, video/x-ms-wmp, video/x- ms-asf, audio/x-ms-asf, video/x-ms-asx, video/x-ms-wx, video/x-ms-wmx, video/x-ms- wcx, video-x-ms-wm,
or video/x-ms-wmx. (a)   Licensed Applications that create Windows Media
Container files containing solely Audio Content with optional Script Commands, will use the .WMA file name extension.

(b) Licensed Applications that create Windows Media Container files containing solely Video Content and Audio Content with optional Script Commands will use the .WMV file name extension.

(c) Licensed Applications that create WMC Content that can be played back by the Windows Media Player may use the .WMP file name extension provided that such WMC Content does not fit the description in 1(a) or 1(b) above in this Exhibit C.

(d) Licensed Applications may take ownership of the .WMA (and/or the associated audio/x-ms-wma MIME type) and/or .WAX (and/or the associated audio/x-ms-wax MIME type) file name associations provided that the Licensed Application (i) presents the end-user with a choice as to whether or not the Licensed Application should become the default application (only if an alternate application is already the default application), and (ii) be capable of rendering Audio Content and Script Commands, and (iii) be capable of parsing the Windows Media Metafile with the .WAX file name extension as described in
Section II of this Exhibit C. (e) Licensed Applications may take ownership of the .WMV (and/or the associated video/x-ms-wmv MIME type) and/or .WVX (and/or the associated video/x-ms-wvx MIME type) file name associations provided that the Licensed Application (i) presents the end-user with a choice as to whether or not the Licensed Application should become the default application (only if an alternate application is already the default application), and (ii) be capable of rendering Audio Content, Video Content, and Script Commands, and
(iii) be capable of parsing the Windows Media Metafile with either the .WVX or the .WAX file name extension as described in Section II of this Exhibit C.

(2) Reclaiming File Extensions. Licensed Applications may reclaim media file associations changed by the Windows Media Player or a Licensed Application if they offer the user notice of the Licensed Application's desire to reset the file association and a simultaneous opportunity for the end-user to elect not to have this action undertaken.

(3) Definitions. For purposes of this Exhibit C: (a) "Script Commands" means the following script command Content in a Windows Media Container: (i) "FILENAME," whose purpose is to direct the Licensed Application to immediately process a specified file which may be different than the file that is currently being processed; (ii) "URL," whose purpose is to direct the Licensed Application to render a specified web page, either in the Licensed Application, or in a separate web browser; (iii) "EVENT," whose purpose is to direct the Licensed Application to process the specified "<event>" entry in the Metafile;
(iv) "OPENEVENT," whose purpose is to notify the Licensed Application of an impending "EVENT" script command; and (v) "TEXT," whose purpose is to direct the Licensed Application to process closed captioning Content.

(b) "Audio Content" means uncompressed audio data or audio data compressed in a manner that can be uncompressed with the audio Codecs, solely including, the Windows Media Audio Codec and the ACELP.net Audio Codec.

(c) "Video Content" means uncompressed video data or video data compressed in a manner that can be uncompressed with the video Codecs, solely including the Windows Media Video Codec, Microsoft MPEG-4 version video Codec, and Windows Media Screen Capture Codec.

(d) "Windows Media Audio Codec" means the current version of the audio compression and decompression software, algorithms and intellectual property.
(e) "ACELP.net Audio Codec" means the current object code version of the Algebraic Code Excited Linear Prediction vocoder software, algorithms and intellectual property licensed to Microsoft by Sipro Lab Telecom Inc.

II.  WINDOWS MEDIA METAFILE REQUIREMENTS AND GUIDELINES
"Metafile" means a Windows Media metafile used by the Windows Media Player to control the local or streamed playback of Content. The Metafile consists of text in XML syntax, as fully specified in the SDK documentation. For example, the Metafile may include Content URLs, Content start time and play duration, as well as Content title/copyright/author. A Metafile shall have a .WAX or a .WVX file name extension. Metafiles with the .WAX filename extension will reference files only with the .WMA and/or .WAX file name extension. Metafiles with the
 .WVX filename extension will reference files only with the .WMA, .WMV, .WAX, and/or .WVX file name extensions. Except as authorized in writing by the original provider of a Metafile, the Licensed Application shall not (i) alter the playback experience indicated by such Metafile; (ii) alter, or ignore Content specified by such Metafile; or (iii) present additional Content to the end user that was not originally specified in such Metafile. The table below lists the Metafile tags that must be supported by Company and its Affiliate's Licensed Applications. The tags are the same for metafiles that have either
 .WAX or .WVX file  extensions.

Tag
ABSTRACT
ASX
AUTHOR
BASE
COPYRIGHT
DURATION
ENDMARKER
ENTRY
ENTRYREF
EVENT
MOREINFO
PREVIEWDURATION
REF
REPEAT
STARTMARKER
STARTTIME
TITLE

Exhibit D

CERTIFICATE REQUIREMENTS

(1)  Each Licensed Application will:

(i) Statically link to the Certificate provided by Microsoft (whether a DRM Certificate or an SDK Certificate, as applicable); and

(ii) Use the Certificates or any one of them solely to enable the Licensed Application to interoperate with the Redistributable Components.

(2) The Certificate(s) are Microsoft Confidential Information. Company will not (i) share or disclose Certificates or other Confidential Information received from Microsoft pursuant to the certification process with any third party other than an Independent Contractor working pursuant to this Agreement and on a need-to-know basis, or (ii) use such Confidential Information for any purpose not permitted by this Agreement.

(3)  Revocation of Certificates.

(i) Microsoft retains the right to revoke, or to instruct its licensees or agents to revoke on Microsoft's behalf, upon two (2) days written notice to Company, any Licensed Application Certificate if security of such Certificate has been publicly or generally compromised such that neither Microsoft nor Company can reasonably remedy the security breach.

(ii) Revocation may occur through a technical lockout implemented unilaterally by Microsoft, or contractually by a notice from Microsoft to Company. To implement a technical lockout Microsoft may deliver Licensed Application Certification revocation notices to Licensee Application users or their computers by any methods deemed reasonable by Microsoft. Such methods may include notifying DRM license servers of the Licensed Application Certificate revocation which will in turn (A) pass notice of the revocation to users' machines containing the Licensed Application installed when such machines acquire Content licenses from DRM license servers and (B) automatically update the Licensed Application. Company understands that revocation of a Certificate by technical means will disable a Licensed Application's ability to play or otherwise manipulate some or all WMC Content. If Microsoft revokes a Certificate by contractual notice, Company must immediately recall, update or otherwise ensure that affected Licensed Applications cannot play or otherwise manipulate WMC Content.

(iii) Unless the compromise of a Certificate resulted from Company's material breach of this Agreement, Microsoft will work with Company to issue a new Certificate for the affected Licensed Application. With respect to a Licensed Application with a compromised DRM Certificate, Microsoft may, in its sole discretion, issue a new DRM Certificate for such Licensed Application.
(iv) If the Licensed Application receives the NS_E_DRM_APPCERT_REVOKED error from the Redistributable Component, the Licensed Application will either (A) invoke an internal upgrade mechanism to restore the security of the Licensed Application, or

(B) transfer the user to a Company Web site page which explains the security compromise and how to restore the security and reinstate complete playback functionality of the compromised Licensed Application.

(4) Each Licensed Application and any Updates thereof released during the Term shall incorporate a unique and different DRM Certificate. Additional DRM Certificates shall be supplied to Company upon request in accordance with
Section 3.3 of this Agreement.

Windows Media Format SDK License Agreement
For Commercial Use
Version 7: December 2000


Exhibit 10.05C

LICENSE AGREEMENT FOR
MICROSOFT WINDOWS MEDIA(tm) RIGHTS MANAGER
SOFTWARE DEVELOPMENT KIT 7

This License Agreement for Microsoft Windows Media Rights Manager Software Development Kit 7 (the "Agreement") is entered into and effective as of ________________________, 2001

(the "Effective Date"), by and between Microsoft Corporation, a Washington corporation located at One Microsoft Way, Redmond, WA 98052 ("Microsoft") and COMPANY, as described below ("Company").

This Agreement is entered into with reference to the following information ("Table") as well as the definitions set forth below:

[Licensed Applications are defined in Section 1.14. This box should be completed with a description of Licensed Applications.]

"Term":
Beginning on the Effective Date and continuing for a period of one (1) year.

1.   DEFINITIONS

When capitalized in this Agreement, the following terms have the meanings assigned to them by this Section 1. All other initially capitalized terms have the meanings assigned to them elsewhere in this Agreement.

1.1 "Affiliate" means, with respect to any legally recognizable entity, any other such entity Controlling, Controlled by, or under common Control with such entity. "Control," as used herein, means the possession of the power to direct or cause the direction of the management and policies of a legally recognizable entity, through the ownership of voting shares or by contract. Where such entity is a partnership, limited liability company, corporation, or similar entity and has partners, members, or shareholders with equal ownership interests or equal control interests, by contract or otherwise, then each such partner, member, or shareholder will be deemed to possess, directly or indirectly, the power to direct or cause the direction of the management and policies of that entity.

1.2 "Break Interoperability" means to: (a) Encapsulate WMC Content (whether Packaged or not), into or out of a disk-based or a network-transmitted form that is not fully supported by and interoperable with the WMF SDK; and/or (b) to impair or disable programs or applications that can validly create, access, or utilize WMC Content, whether Packaged or not, by exposing a means or method by which such programs or applications access or utilize WMC Content.

1.3 "Codecs" means the audio and video compression/decompression algorithms used by or provided with the WMF SDK to compress and decompress Content.

1.4 "Compromise Interoperability" means exposing a means or method (including, but not limited to, publicly defined interfaces or debugging information left in a Licensed Application) by which other programs, plug-ins, or applications can access or utilize (i) the function of the Redistributable Components; or
(ii) Content extracted from WMC Content by the Licensed Application. Notwithstanding the foregoing, it will not in itself Compromise Interoperability if Company establishes a plug-in software architecture for use with other functionality or features of the Licensed Applications and which is not used to access or utilize the functionality of the Redistributable Components or Content extracted from WMC Content.

1.5 "Confidential Information" means: (i) any pre-release software in object code form and any source code other than Samples; (ii) any trade secrets and/or other proprietary non-public information not generally known relating to Microsoft's product plans, designs, costs, prices and product names, software, finances, marketing plans, technical support requests, business opportunities, research, development or know-how, regardless of how obtained by the receiving party; and (iii) the terms and conditions of this Agreement. Notwithstanding the foregoing, "Confidential Information" will not include information that:
(A) is or becomes generally known or available by publication, commercial use or otherwise through no fault of Company; (B) is generally known and has been reduced to tangible form by Company prior to the time of disclosure and is not subject to restriction; (C) is independently developed by Company without the use of the Confidential Information; (D) is lawfully obtained from a third party that has the right to make such disclosure; (E) is made generally available by Microsoft without restriction on disclosure; or (F) is released in writing by Microsoft for publication by Company.

1.6 "Content" means digital audio (including, but not limited to, timeline-synchronized audio, music, voice and sounds), digital video, and other digital information including data, text (including, but not limited to, script command data and related metadata such as a song title or an artist's name), animation, graphics, photographs, and artwork, and combinations of any or all of the foregoing.

1.7 "Distribute" means to use, reproduce, license, lease, sell, offer to sell or otherwise disseminate through any means now existing or later developed.

1.8 "DRM" means Microsoft's digital rights management system for Windows Media Technologies that enables enforcement of business rules and license-based access to WMC Content consistent with the terms and conditions of this Agreement.

1.9 "DRM Client" means Microsoft's client-side technology for use only by a Licensed Application that enables the enforcement of business rules and license-based access to WMC Content built with the WMF SDK or using the Windows Media Player.

1.10 "DRM Certificate" means a Microsoft provided sub-component, unique-to-Company and/or unique to each Licensed Application that enables, in accordance with Section 2, a Licensed Application to use the Redistributable Components.

1.11 "DRM Flag(s)" means the flag(s)/properties describing license condition(s) for, and set by the creator or authorized licensor of, Packaged WMC Content.

1.12 "Encapsulate" means to place any form of containment around or to remove such containment from any portion or entirety of WMC Content, whether saved to disk or written to the network, with the exception of standard file-system and network protocol containment not specific to the form or function of the Licensed Application. For purposes of this definition of "Encapsulate," example protocol and standard file-system exceptions include, but are not limited to, the Windows File Allocation Table file system, and the TCP/IP network protocol.

1.13 "Independent Contractor" means a third party temporary worker, company or other entity which is under written agreement with Company to develop, complete, or assist with the development or completion of research and development activities under the license rights granted under this Agreement, where such written agreement meets the terms and conditions of this Agreement, including, but not limited to, Sections 2, 5, 6, 7 and 8; provided, however, that "Independent Contractor" specifically excludes any entity that is a vendor of streaming and/or downloadable media technologies. The Distribution of a Licensed Application or selling services which involve streaming Content do not make an entity a "vendor of streaming and/or downloadable media technologies."

1.14 "Licensed Application" means Company's application(s) or utilities (listed in the table on Page 1 of this Agreement under Company Licensed Application(s)) created using the SDK to (a) Package WMC Content, each of which are designed and intended for use solely on the Platforms, and (b) to issue digital licenses for Packaged Content.

1.15 "Package" or "Packaged" means WMC Content that has been protected by DRM.

1.16 "Platforms" means Microsoft's Windows 2000 server operating system software or any Microsoft server operating systems software that is a successor thereto (and Updates thereof, if any, and as may be provided by Microsoft pursuant to Section 4 during the "Term" as defined in the table on page 1 of this Agreement) on Intel x86 and compatible hardware platforms. "Platforms" do not include Windows CE or any other Microsoft or non-Microsoft operating systems, unless and to the extent they may be later supported by the SDK in Microsoft's sole discretion. 1.17 "Redistributable Components" means the following binary files: enrollobj.dll, licenseserver.dll, wmrmobjs.dll, which are located in the bin subdirectory, as installed by the SDK including such Updates thereof as may be provided pursuant to Section 4.

1.18 "Revocation Lists" means the electronic list obtained from a Microsoft-designated web site that contains revoked application DRM Certificate identifiers and/or DRM Client identifiers, and is utilized by the WMF SDK and applications built thereon, and by technology components of the Platforms, such as but not limited to the Windows Media Player 7. 1.19 "Samples" means any sample, human-readable code located in the "Samples" folder of the SDK, as installed by, the SDK, including any Updates thereof as may be provided by Microsoft pursuant to Section 4.

1.20 "SDK" means Microsoft Windows Media Rights Manager Software Development Kit version 7 and, as provided in Section 4, Updates thereof during the Term.
1.21 "Updates" means all subsequent public releases of software (including public beta releases), including public maintenance releases, error corrections, upgrades, enhancements, additions, improvements, extensions, modifications and successor versions.

1.22 "Windows Media Container" means the current version, and any Updates during the Term, of the extensible file storage format developed by or for Microsoft for authoring, storing, editing, distributing, streaming, playing, referencing, or otherwise manipulating Content which are used by the Windows Media Technologies during the Term.

1.23 "Windows Media Player" means any version of Microsoft's WMC Content player technology, which Microsoft supports on the Platforms during the Term. Optional third party plug-ins to the Windows Media Player that might be present on a user's machine are expressly not part of Windows Media Player.

1.24 "Windows Media Server" means Microsoft's Windows Media Services server technology, as supported by Microsoft, in its sole discretion, on some of the Platforms or on other operating system platforms during the Term. Optional third party plug-ins to the Windows Media Server that might be present on a server machine are expressly not part of Windows Media Server.

1.25 "Windows Media Technologies" means the currently shipping (and Updates thereof during the Term) versions of the Windows Media Player, Windows Media Server, Windows Media Encoder, Windows Media Software Development Kit 7 and all its sub-components (including but not limited to, the WMF SDK and the Windows Media Rights Manager Software Development Kit), and WMC Content creation tools that Microsoft may choose, solely in its discretion, to release as part of the Platforms.

1.26 "WMC Content" means Content contained within the Windows Media Container, and optionally Packaged. WMC Content includes, but is not limited to, WMF Content.

1.27 "WMF Content" means Content encoded solely with Codecs, contained within the Windows Media Container, and optionally Packaged.

1.28 "WMF SDK" means Windows Media Format Software Development Kit 7, and any

Updates to that kit.

2.   LICENSE GRANT & RESTRICTIONS

2.1  SDK and Components License Grant. Expressly subject to the restrictions in
Section 2.2, Microsoft hereby grants Company a limited, non-exclusive, non-assignable, worldwide, nontransferable, royalty-free, fully paid up, right and license during the Term to:

(a) Use, copy, and install (i) an unlimited number of copies of the SDK and its components on computers running validly licensed copies of Microsoft Windows 2000 Server operating system software, which computers must be located at premises owned or leased by Company and its Affiliates, to design, test, develop and deploy Licensed Application(s), and (ii) copies of the SDK and its components on computers located at premises owned or leased by Company's Independent Contractors in a number reasonably necessary to carry out development work for Company consistent with this Agreement; provided that such copies may be used in accordance with this Section 2.1(a) solely to develop Licensed Applications; and

(b) Distribute and have Distributed the binary forms of the Redistributable Components solely as part of the Distribution of Licensed Applications.

2.2  License Restrictions and Requirements.

(a) Preservation of Interoperability. Company will neither develop, nor have third parties develop for Company, Licensed Applications which Break Interoperability or which Compromise Interoperability. Company will comply with the interoperability requirements set forth in Exhibit A, and use commercially reasonable efforts to comply

with updates to Exhibit A during the Term. (b)    XML Modification. The XML
headers provided in the SDK will be automatically modified based on the data input using the SDK tool components. Company may not otherwise modify the XML headers or use any tools not provided with the SDK for the purpose of modifying the XML headers.

(c) Limited Right to use Samples. Company may only use the Samples as a reference for understanding the programming concepts of the SDK. The Samples may not be used in a production environment or for any other purpose.

(d) Non-Malicious Intent. Licensed Applications shall not be specifically designed to degrade, overload, or stress any component of Windows Media Technologies.

(e) Usage of File Extensions. Each Licensed Application shall comply with the file extension usage guidelines as set forth in Exhibit B as may be updated by Microsoft periodically during the Term.

(f) Revocation Lists. Company will use commercially reasonable efforts to (i) check the Web site designated by Microsoft for Updates on Revocation Lists on at least a weekly basis and upon receipt of email notices from Microsoft, and
(ii) update, within the timeframe set forth in Exhibit C for class level 1, all production license servers that host Licensed Applications with new Revocation Lists posted by Microsoft on such Web site.

(g) Security Break. Company will use commercially reasonable efforts to integrate any security fixes made available by Microsoft with Licensed Applications within the timeframe set forth in Exhibit C. Microsoft will notify Company Contact (see Section

2.2(h) below) via web site or email of a security break and the class level as such levels are defined in Exhibit C. For class levels 1 and 2, security fixes may be provided by Microsoft via email and Web-based alerts.

(h) Company Contact. In the event that the Company elects to change the Company Contact ("Company Contact" means the person that registered for the DRM Certificate) during the Term, Company will use commercially reasonable efforts to notify Microsoft of the new Company Contact by sending mail to DRM-

CERT@microsoft.com or as otherwise directed in writing by Microsoft.

(i) SDMI. To the extent Packaged WMC Content is identified by a DRM Flag as compliant with or validated for the Secure Digital Music Initiative ("SDMI") as the rules of such compliance may be developed during the Term, Company will follow such SDMI rules in any use of DRM in its Licensed Applications. To the extent that SDMI rules conflict with the rules and capabilities of the current SDK, the SDK rules will take precedence. If the conflict is resolved by an Update provided by Microsoft pursuant to Section 4, Company will take commercially reasonable efforts to update the Licensed Applications to comply with the timeframe set forth in Exhibit C. Any SDMI watermark requirements are Company and its Affiliate's sole responsibility.

(j) Redistributable Components. Company's rights under Section 2.1(b) with respect to Redistributable Components are expressly conditioned upon its compliance with the following obligations:

(i)  Company will not authorize further Distribution of the Redistributable

Components by end users of Licensed Applications.

(ii) Company will not use Microsoft's name, logo or trademarks to market or promote any Licensed Application, except as permitted by a separate agreement between the parties.

(iii) Company will include in the "About Box" for all Licensed Applications where

GUI interface is used, a copyright notice which states the following: "Portions utilize Microsoft Windows Media Technologies. Copyright (c) 2000 Microsoft Corporation. All Rights Reserved." (iv) No Further Redistribution/No Reverse Engineering. Company will not Distribute or have Distributed the SDK or any component thereof, other than as expressly permitted in this Section 2. Company may not reverse engineer, decompile, disassemble, or otherwise use the SDK or any component thereof to seek to discover the source code (other than the Sample Source), components, Codecs, DRM, protocols or Windows Media Container, or data created by Microsoft or any third parties, except and only to the extent that such activity is expressly permitted by applicable law notwithstanding this limitation.

(k) End User License Agreements. Company will Distribute Licensed Applications with an end-user license agreement consistent with, and no less protective of Microsoft's rights than, this Agreement.

2.3 Ownership; Reservation of Rights. Microsoft retains all right, title and interest in and to the SDK and any and all components thereof, and any copies of the SDK that Company is expressly permitted to make herein. This Agreement shall not be construed in any manner as transferring any rights of ownership or license to the SDK and any and all components thereof, and/or to the features or information therein, except as expressly licensed in this Section 2. All title and intellectual property rights in and to the Content which may be accessed through use of the SDK are the property of the respective content owner and may be protected by applicable copyright or other intellectual property laws and treaties. This Agreement grants Company no rights to use such Content. If the SDK contains documentation which is provided only in electronic form, Company may print up to five (5) copies of such electronic documentation. Company may not copy the printed materials accompanying the SDK (if any). All rights not expressly granted by Microsoft are reserved. Under no circumstances will the license grants set forth in this Section 2 be construed as granting, by implication, estoppel or otherwise, a license to any Microsoft technology or under any Microsoft intellectual property other than the SDK.

3.   DELIVERY; ACCEPTANCE

3.1 Delivery of SDK. The SDK is provided to Company either directly or through a general release on a Microsoft web site.

3.2  Acceptance. The SDK is deemed accepted by Company.

3.3 Delivery of DRM Certificate. Company must obtain a DRM Certificate from the web site designated by Microsoft in the documentation accompanying the SDK. As of the Effective Date, DRM Certificates and/or additional SDK Certificates will be delivered to Company as Company may reasonably request such additional Certificates from time to time for use by its Licensed Applications, subject to Company's compliance with the terms and conditions of this Agreement and Microsoft's policies for issuing DRM Certificates.

4.   SDK UPDATES

During the Term, Microsoft will use reasonable commercial efforts to provide Updates to the SDK, if any, as such Updates become commercially available. Updates, if any, may be provided by general posting on a Microsoft website. Microsoft may make such Updates to the SDK available pursuant to the terms of this Agreement or, in Microsoft's sole discretion, Microsoft may condition the release of such Updates to Company upon Company's execution of an amendment to this Agreement (or a separate agreement). Notwithstanding anything to the contrary in this Agreement, Microsoft has no obligation to provide maintenance, end user support, technical support or Updates to the SDK or Licensed Applications in any respect. Company shall be responsible for any and all maintenance, end user support, technical support and Updates with respect to the Licensed Applications. Company will use commercially reasonable efforts to incorporate the most recent Updates, including without limitation new Revocation Lists delivered or made available to it by Microsoft into all subsequent versions of Licensed Applications.

5.   CONFIDENTIALITY

5.1 Company will protect the Confidential Information from unauthorized dissemination and use with the same degree of care that Company uses to protect its own like information. Company will only use the Confidential Information as permitted by this Agreement. Company will not disclose the Confidential Information to third parties without the prior written consent of Microsoft, or as expressly authorized by this Agreement. Except as expressly provided in this Agreement, no ownership or license rights is granted in any Confidential Information. This Agreement will not act as a general or master confidentiality agreement between the parties.

5.2 Company's obligations of confidentiality under this Agreement will not be construed to limit Company's right to independently develop or acquire products, including competing products without use of Microsoft's Confidential Information. 5.3 Publicity. Neither party will make any public announcement regarding the terms of this Agreement without the other's prior written approval and consent as to the form and content of any public announcements.

6. WARRANTIES TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, MICROSOFT AND ITS SUPPLIERS PROVIDE THE DRM CERTIFICATES, REVOCATION LISTS, SDK, UPDATES, ANY CONFIDENTIAL INFORMATION AND OTHER MICROSOFT TECHNOLOGY PROVIDED UNDER THIS AGREEMENT (COLLECTIVELY "MICROSOFT TECHNOLOGY") AS IS AND WITH ALL FAULTS, AND HEREBY DISCLAIM ALL WARRANTIES AND CONDITIONS, EITHER EXPRESS, IMPLIED OR STATUTORY, INCLUDING, BUT NOT LIMITED TO, ANY (IF ANY) IMPLIED WARRANTIES OR CONDITIONS OF MERCHANTABILITY, OF FITNESS FOR A PARTICULAR PURPOSE, OF LACK OF VIRUSES, OF ACCURACY OR COMPLETENESS OF RESPONSES, OF RESULTS, AND OF LACK OF NEGLIGENCE OR LACK OF WORKMANLIKE EFFORT, ALL WITH REGARD TO THE MICROSOFT TECHNOLOGY. FURTHER, THERE IS NO, AND MICROSOFT DISCLAIMS ANY, WARRANTY OR CONDITION OF TITLE, QUIET ENJOYMENT, QUIET POSSESSION, CORRESPONDENCE TO DESCRIPTION OR NON- INFRINGEMENT, WITH REGARD TO THE MICROSOFT TECHNOLOGY. THE ENTIRE RISK AS TO THE QUALITY OF OR ARISING OUT OF USE OR PERFORMANCE OF THE MICROSOFT TECHNOLOGY, IF ANY, REMAINS WITH COMPANY.


7.   INDEMNITY

7.1 Indemnity. Company shall, at its expense and Microsoft's request, defend any claim or action brought by a third party against Microsoft, or Microsoft's Affiliates, directors, or officers, arising out of or related to the Licensed Applications ("Company Claims"), and Company will indemnify and hold Microsoft harmless from and against any costs, damages and fees reasonably incurred by Microsoft, including but not limited to fees of outside attorneys and other professionals, that are attributable to such Company Claims. Microsoft shall:
(i) provide Company reasonably prompt notice in writing of any such Company Claims and permit Company, through counsel chosen by Company, to answer and defend such Company Claims; and (ii) provide the entity defending such claim information, assistance and authority, at such entity's expense, to help defend such Company Claims. Company will not be responsible for any settlement made by Microsoft without Company's written permission, which permission will not be unreasonably withheld or delayed. Company will consult with Microsoft on the choice of any counsel under this Section 7.

7.2 Settlement by Company. Unless Company obtains for Microsoft a complete release of all Company Claims, Company may not settle any Company Claim under this Section 7 on Microsoft's behalf without first obtaining Microsoft's written permission, which permission will not be unreasonably withheld or delayed. In the event Company and Microsoft agree to settle a Company Claim, Company agrees not to disclose terms of the settlement without first obtaining Microsoft's written permission, which will not be unreasonably withheld or delayed.

8. DISCLAIMER OF CONSEQUENTIAL DAMAGES; LIMITATION OF LIABILITY 8.1 EXCLUSION OF INCIDENTAL, CONSEQUENTIAL AND CERTAIN OTHER DAMAGES. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT WILL MICROSOFT AND ITS AFFILIATES BE LIABLE FOR ANY SPECIAL, INCIDENTAL, INDIRECT, OR CONSEQUENTIAL DAMAGES WHATSOEVER (INCLUDING, BUT NOT LIMITED TO, DAMAGES FOR LOSS OF PROFITS OR CONFIDENTIAL OR OTHER INFORMATION, FOR BUSINESS INTERRUPTION, FOR PERSONAL INJURY, FOR LOSS OF PRIVACY, FOR FAILURE TO MEET ANY DUTY INCLUDING OF GOOD FAITH OR OF REASONABLE CARE, FOR NEGLIGENCE, AND FOR ANY OTHER PECUNIARY OR OTHER LOSS WHATSOEVER) ARISING OUT OF OR IN ANY WAY RELATED TO THE USE OF OR INABILITY TO USE THE MICROSOFT TECHNOLOGY OR OTHERWISE UNDER OR IN CONNECTION WITH ANY PROVISION OF AGREEMENT, EVEN IN THE EVENT OF THE FAULT, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY, BREACH OF CONTRACT OR BREACH OF WARRANTY OF MICROSOFT OR ANY SUPPLIER, AND EVEN IF MICROSOFT, ANY OF ITS AFFILIATES OR COMPANY AND ANY COMPANY AFFILIATE HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. 8.2. LIMITATION OF LIABILITY AND REMEDIES. NOTWITHSTANDING ANY DAMAGES THAT COMPANY MIGHT INCUR FOR ANY REASON WHATSOEVER (INCLUDING, WITHOUT LIMITATION, ALL DAMAGES REFERENCED ABOVE AND ALL DIRECT OR GENERAL DAMAGES), THE ENTIRE AGGREGATE LIABILITY OF MICROSOFT AND ANY MICROSOFT SUPPLIER OR AFFILIATE UNDER ANY PROVISION OF THIS AGREEMENT SHALL BE LIMITED TO THE ACTUAL AMOUNT PAID BY COMPANY UNDER THIS AGREEMENT OR FIFTY DOLLARS ($50.00), WHICHEVER IS GREATER. THE FOREGOING LIMITATIONS, EXCLUSIONS AND DISCLAIMERS SHALL APPLY TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, EVEN IF ANY REMEDY FAILS ITS ESSENTIAL PURPOSE.

9.   TERMINATION

9.1 Term. This Agreement will continue for the Term unless earlier terminated pursuant to Section 9.2.

9.2  Termination for Cause.

(a) Either party may suspend performance and/or terminate this Agreement immediately upon written notice at any time if the other party is in material breach of any material warranty, term, condition or covenant of this Agreement, other than those contained in Section 5 and Section 2.2, and fails to cure that breach within fifteen (15) days after written notice thereof.

(b) Microsoft may suspend performance and/or terminate this Agreement immediately upon written notice at any time if:

(i)  Company is in material breach of Section 5; or

(ii) Company is in material breach of Section 2.2 and fails to cure, or take steps to cure which are satisfactory to Microsoft in Microsoft's sole discretion, that breach within one (1) business day after written notice from Microsoft.

9.3  Survival of License Rights.

(a) Unless this Agreement is terminated by Microsoft pursuant to this Section 9 for Company's material breach of Sections 2.1, 2.2, and/or 5, Company's Distribution rights for then-current Licensed Applications under Sections 2.1(b) (solely with respect to the then-current versions of the Redistributable Components as may have been delivered by Microsoft to Company, and remaining expressly subject to the obligations under Section 2.2) will survive any expiration of the Term or termination of this Agreement. Upon any such termination or expiration of the Term of this Agreement, Company will receive no further Updates to the SDK and will not be issued any further DRM Certificates. Following the expiration of the Term, Microsoft may revoke Company's continuing rights under Section 2.1 should Company breach any of the provisions of Sections 2.1, 2.2, and/or 5. (b). If this Agreement is terminated for Company's material breach of Sections 2.1, 2.2, and/or 5, then upon the effective date of termination (i) Company's rights under Sections 2.1 shall immediately terminate, and (ii) Company shall immediately return or, at Microsoft's option, destroy all Microsoft Confidential Information. Any Distribution prior to the effective date of termination by Company to end users of Licensed Applications including Redistributable Components which have been already validly granted under an end user license agreement in compliance with this Agreement shall, subject to applicable restrictions under Section 2.2, not be affected and shall remain in full force and effect. No other rights of Company shall survive termination for Company's material breach of Sections 2.1, 2.2 and/or 5.

9.4 Survival. In the event of termination or expiration of this Agreement for any reason, Sections 2.3, 5, 6, 7, 8 and 10 will survive. Neither party will be liable to the other for damages of any sort resulting solely from terminating this Agreement in accordance with its terms.

10.  GENERAL PROVISIONS

10.1 Notices. All notices and requests in connection with this Agreement shall be deemed given as of the day they are received either by messenger, delivery service, or in the United States of America mails, postage prepaid, certified or registered, return receipt requested. Any such notices to Company should be sent to the address set forth in the table on the first page of this Agreement, and sent to the attention of the Company Contact named in such table. Any such notices to Microsoft should be addressed as follows:

Address:
Copy to:
Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399
Attention:     Vice-President
     Digital Media Division
Microsoft Corporation
One Microsoft Way
Redmond, WA  98052-6399
Attention:  Law & Corporate Affairs
Phone:    (425) 882-8080
Phone:    (425) 882-8080
Fax: (425) 936-7329
Fax: (425) 936-7409

     or to such other address as a party may designate pursuant to this notice provision.

10.2 Independent Parties. Nothing in this Agreement will be construed as creating an employer- employee relationship, an agency relationship, a partnership, or a joint venture between the parties.

10.3 Governing Law. This Agreement will be governed by the laws of the State of Washington, as though entered into between Washington residents and performed entirely within the State of Washington. Any action or litigation concerning this Agreement will take place exclusively in the federal or state courts in King County, Washington, and the parties expressly consent to jurisdiction of and venue in such courts and waive all defenses of lack of personal jurisdiction and forum non conveniens with respect to such courts. Company hereby agrees to service of process by mail or other method acceptable under the laws of the State of Washington.

10.4 Attorneys' Fees. In any action or suit to enforce any right or remedy under this Agreement or to interpret any provision of this Agreement, the prevailing party will be entitled to recover its reasonable, documented costs, including reasonable attorneys' fees and fees of other litigation-related professionals, such as expert witnesses and accountants. If such a case or suit is settled, both parties will pay their own costs and expenses, unless otherwise specified in a settlement agreement.

10.5 Assignment or Delegation. This Agreement and any rights or obligations hereunder may not be assigned or delegated by Company or by Microsoft without the other party's prior written approval. Any attempted assignment, delegation, impermissible sublicense, transfer, encumbrance or other disposal by a party without such consent will be null and void. Except as otherwise provided, this Agreement will be binding upon and inure to the benefit of the parties' permitted successors and lawful assigns.

10.6 Force Majeure. Neither party will be liable to the other under this Agreement for any delay or failure to perform its obligations under this Agreement if such delay or failure arises from any cause (including, without limitation, labor disputes, strikes, earthquake, floods, fire, lightning, utility or communications failures, earthquakes, vandalism, war, acts of terrorism, riots, insurrections, embargoes, or laws, regulations or orders of any governmental entity) beyond such party's reasonable control.

10.7 Construction. If for any reason a court of competent jurisdiction finds any provision of this Agreement, or portion thereof, to be unenforceable, that provision of the Agreement will be enforced to the maximum extent permissible so as to effect the intent of the parties, and the remainder of this Agreement will continue in full force and effect. Failure by either party to enforce any provision of this Agreement will not be deemed a waiver of future enforcement of that or any other provision. This Agreement has been negotiated by the parties and their respective counsel and will be interpreted fairly in accordance with its terms and without any strict construction in favor of or against either party. A reference to a section of this Agreement will be deemed to be inclusive of any requirements or obligations referenced by that section, such as requirements referenced in an Exhibit.

10.8 Entire Agreement. This Agreement does not constitute an offer by Microsoft and it shall not be effective until signed by both parties. This Agreement and its Exhibits, constitutes the entire agreement between the parties with respect to the subject matter hereof and merges all prior and contemporaneous communications. It may not be modified except by a written agreement dated subsequent to the date of this Agreement and signed on behalf of Company and Microsoft by their respective duly authorized representatives. IN WITNESS WHEREOF, the parties have entered into this Agreement as of the Effective Date written above.

MICROSOFT CORPORATION
Exhibit A

INTEROPERABILITY REQUIREMENTS

Licensed Applications will not Break Interoperability or Compromise
Interoperability. (1)    Corrections of Interoperability Problems. Each party
will diligently notify the other to the extent that any Licensed Application is alleged or found to Break Interoperability or to Compromise Interoperability for any reason. Company will, at its expense, use reasonable commercial efforts to identify the cause of the alleged or actual problem and to resolve it within ten (10) business days of said notification. Microsoft will reasonably comply with Company's requests for additional information regarding the interoperability problem. When the interoperability problem is resolved, Company will immediately release a software patch for any existing Licensed Application, and/or immediately re-release all existing Licensed Applications which manifest the problem, and Company will incorporate the patch into, or substitute the re-released version for, Company's subsequent publicly released versions in either external or in internal production of the Licensed Application, if any.

(2) WMC Content Compatibility. WMC Content created by a Licensed Application will be fully compatible with the current commercially available version or Update of Windows Media Technologies at the time the Licensed Application is released, as shipped by Microsoft, without requiring additional plug-ins, applications, or other software. For purposes of this definition, "fully compatible" means that: (i) such WMC Content can be Packaged; (ii) the WMC Content can be streamed by a Windows Media Server as a Windows Media Stream; and (iii) the Windows Media Container is not altered or corrupted such that Licensed Applications properly using the Redistributable Components are capable of receiving a Windows Media Stream of such WMC Content (it is not a requirement that such Licensed Applications be able to decode and/or play the Content included in such WMC Content).

(3)  WMF Content Compatibility. In addition to the obligations set forth in
Section 2 of this Exhibit A, WMF Content created by the Licensed Application must be capable of being played back by Windows Media Player without any change or alteration of the WMF Content so created and without requiring additional plug-ins, applications, or other software.

(4) Testing. Upon any public release of a Licensed Application, including each beta release, Company will notify Microsoft and make available to Microsoft concurrent with said release, at no cost to Microsoft, one copy of the Licensed Application (in object code form only) for purposes of confidential interoperability testing and related evaluation by Microsoft. Microsoft is granted the right to make a limited and reasonable number of copies of the Licensed Application, and Company agrees to furnish Microsoft any keys, runtime licenses, or other means necessary to enable the original and copies of the Licensed Application to properly function, solely for the purpose of such testing and evaluation. For purposes of this Exhibit A, "Windows Media Stream" means: (i) real-time or on-demand WMC Content delivered across a network, including (without limitation) wired or wireless communications media, using IP Multicast, HTTP, MMSU, MMST, MSBD, or other protocols supported by Windows Media Technologies during the Term; and (ii) WMC Content files. For a Licensed Application, a Windows Media Stream can originate from, without limitation, a Licensed Application or third party application built with the SDK pursuant to a license from Microsoft, a Windows Media Technologies component, an HTTP server, a local or network shared file system, a Content Proxy Server, or a Cache Proxy Server. For purposes of this definition: (A) "Cache Proxy Server" means an application, under a license from Microsoft, (1) that is a server that streams or delivers WMC Content that has originated solely from a Windows Media Server, and (2) that performs caching and delivery functions solely for the purpose of enhancing network performance in delivering Windows Media Streams from a Windows Media Server to a Windows Media Player or Licensed Application; and (B) "Content Proxy Server" means an application, under a license from Microsoft, that is a server which streams or manages WMC Content for purposes of distribution and tracking Windows Media Streams.

                                    Exhibit B

FILE EXTENSION USAGE GUIDELINES


If Licensed Application Packages any WMC Content using the .ASF, .WMP, .WM,
 .WMA,
 .WMV file extensions, such file extensions may not be altered.


                                    Exhibit C

Security Fix Severity Schedule

Severity
          Criteria
Time Limit

Class 1

Revocation Lists for security breaks


3 days

Class 2

Updates for software binary components replacing certain or all Microsoft provided .dlls in all Licensed Applications.

14 days

Class 3

Modification by Company to Licensed Applications to implement updates to functionality for security fixes provided by Microsoft.

30 days

[CAPTION]
Exhibit 10.06

                                LICENSE AGREEMENT
                                     between
                                  SunnComm, Inc.
                                       and
                          Fahrenheit Entertainment, Inc.


THIS LICENSE AGREEMENT (this "Agreement") is made effective this First day of December, 2000 between Fahrenheit Entertainment, Inc., incorporated under the laws of Florida with corporate offices located at 10200 E. Girard Ave, Building C-255 Denver, Colorado 80231 ("Licensee"), and SUNNCOMM, INC., a Nevada corporation, with offices at 668 North 44th Street, Suite 220, Phoenix, Arizona 85008 USA ("Licensor").

WHEREAS, Licensor is the owner of proprietary, patent-pending encryption and copy-protection technology designed to copy protect digital music (the "Audio Copy Protection System"), together with the Licensed Properties as defined below, and;

WHEREAS, Licensee is desirous of acquiring a license to apply the Audio Copy Protection System, together with the Licensed Properties, to sound recordings embodied on compact discs manufactured, marketed and distributed by Licensee (the "Products"), and;

WHEREAS, Licensor is willing to grant said license upon the terms and conditions set forth herein:

NOW, THEREFORE, in consideration of the foregoing, and of the mutual covenants, terms, conditions, and agreements, hereinafter expressed, and other good and valuable consideration, the receipt and sufficiency for which is acknowledged, the parties agree as follows:

DEFINITIONS. As used in this Agreement:

A. "Licensed Properties" shall mean the rights to the Know-How and the Marks, as defined herein.

B. "Know-How" shall mean all trade secrets, patent rights and other proprietary information, technology, processes and procedures that are necessary to develop, apply, produce and otherwise commercially exploit the Audio Copy Protection System.

C. "Marks" shall mean all rights to use the name "SUN-X" and other names, trademarks, service marks or logos used by Licensor in connection with the Know-How.

D. "Net Factory Sales Price" is defined as the gross retail selling price of each unit of the Products. If Products are made abroad, less usual trade discounts actually allowed, but not including advertising allowances or fees or commissions paid to employees or agents of Licensee. The Net Factory Sales Price shall not include (1) import and export taxes, excise and other sales taxes, and customs duties, and (2) costs of insurance and transportation, if separately billed, from the place of manufacture if in the U.S., or from the place of importation if manufactured abroad, to the customer's premises or next point of distribution or sale. Subject to the minimum royalty payment described in Section 2(A) below, bona fide returns not to exceed 25% of total sales of Products may be deducted from units of Products shipped in computing the royalty payable after such returns are made.

1.   GRANT OF LICENSE.

A. In accordance with this Agreement, Licensor grants to Licensee a nonexclusive, nontransferable worldwide license to apply the Audio Copy Protection System, together with the Licensed Properties, to the Products solely in connection with the manufacturing, sale, marketing, distribution and advertising of the Products. Licensor shall, at its expense and without additional costs to Licensee, disclose the Know-How to Licensee, including manuals, test data and research results. Licensor shall also, at its expense and without additional costs to Licensee, share with Licensee the information possessed by Licensor, whether now or in the future, that my be beneficial to Licensee's use of the license granted hereunder, including without limitation Know-How developed after the date of this Agreement.

B. The license granted to Licensee hereunder shall be exclusive only as itrelates to any Products by artists for which Licensee promotes and distributes exclusively pursuant to a written exclusive recording agreement between such artists and Licensee. It is not the intent of Licensor to grant an exclusive right to the use of the Audio Copy Protection System and the Licensed Properties otherwise, except as stated herein. Licensee agrees that it shall use the Audio Copy Protection System exclusively during the term of this Agreement and any extensions thereof.

C. The rights granted to Licensee hereunder shall include any additional intellectual property rights used, developed or otherwise acquired by Licensor that are in any way related to the Audio Copy Protection System and the Licensed Properties, including any rights in any modifications or improvements to the Audio Copy Protection System and the Licensed Properties developed by Licensor (either alone or jointly with third parties) without substantial aid or involvement by Licensee (collectively, "Licensor Modifications"). Licensor Modifications shall be solely owned by Licensor. Licensor shall, at its expense, promptly disclose to Licensee all such additional intellectual property rights (including without limitation Licensor Modifications) and shall share with Licensee the related information free of charge.


2.   PERFORMANCE & COMPENSATION.

Upon the execution of this Agreement, Licensee agrees as follows:

A. Licensee herein agrees that Licensee shall not pay compensation to Licensor for the use of the technology during the term as stipulated in Paragraph 3 below. Licensor acknowledges that Licensee is acting as a technology partner during the term of this agreement, and that Licensee's application of the technology and the distribution of the Licensee's products shall be all compensation during the term of this agreement.

B. Licensee hereby agrees to ship the minimum number of units of Product to which the Audio Copy Protection System has been applied in accordance with the during the term of this agreement. This minimum number shall be 25,000 units per month.

C. Upon at least three (3) days advance written notice given to Licensee by Licensor, Licensee shall make available to Licensor, or if requested by Licensee, to a Certified Public Accountant or other independent third-party agreeable to Licensor and Licensee, during reasonable business hours at Licensee's principal place of business those books and records of Licensee that relate to the subject matters of this Agreement. Licensor may, at its expense, cause an audit of such books and records by a Certified Public Accountant or other independent third-party agreeable to Licensor and Licensee.

3.   DURATION, DEFAULTS & TERMINATION.

A. This Agreement shall remain in effect, unless sooner terminated upon the mutual agreement of Licensor and Licensee, upon the following terms and conditions:

1.   The initial term of the license granted herein shall be One (1) year.

2.   Licensor shall supply or provide to Licensee the following:

a. Available Know-How to enable Licensee to apply the Audio Copy Protection System to its Products and to develop and manufacture on a commercial scale all of its Products in the same manner as it is currently using.

b. Suitably qualified technical support staff to assist and supervise in the transfer of the Audio Copy Protection System and additional assistance to Licensee as reasonably required.

c. Licensee shall not be entitled to sub-license the license granted under this Agreement to any third party or to any subsidiary.

d. Licensee shall have no right to manufacture, use or sell the Audio Copy Protection System or the Licensed Properties otherwise than as expressly set forth herein.

A. There shall be a "TESTING PHASE" which shall expire ninety (90) days after the first date of delivery by Licensor or the technology to Licensee. During the "testing phase", Licensor agrees as follows: Licensor shall remedy, at its expense, any problems which occurs on any units published by licensee, up to a ceiling of 2,500 units. In that regard, Licensor shall pay the actual cost of manufacturing those "problem" units. A "problem" shall be defined for the purpose of this paragraph as the corruption of the audio on a specific unit or units in a definable way.

B. If Licensee violates or fails to keep or perform any other obligation, term, or condition, or covenant, hereof, or if Licensee shall be adjudged bankrupt or become insolvent or make an assignment for the benefit of creditors, or be placed in the hands of a receiver or Trustee in bankruptcy, then Licensor may, at its option, cancel and terminate this Agreement by giving thirty (30) days written notice specifying default complained hereof, provided however, that if Licensee shall, within such (30) thirty days cure the default complained of, then the notice shall cease to be operative and this Agreement shall continue in full force and effective as though such default had not occurred, and provided further that if Licensee shall within such (30) days notify Licensor in writing that it disputes the asserted default, the matter shall be submitted to arbitration a hereinafter provided.

D. Termination of this Agreement shall not impair or prejudice any cause of action or claim that one party may have against the other party for any breachof this Agreement.

4.   Quality Control and Use of Licensed Properties

A. The quality of the Audio Copy Protection System and the Licensed Properties provided by Licensee shall be substantially consistent with such services and products provided by Licensor or by others authorized by Licensor unless otherwise approved by Licensor.

B. Each unit of Product to which the Audio Copy Protection System has been applied shall bear the trademark "SUN-X" in form, print size and position mutually acceptable to the parties hereto.

C. Licensee shall use confidentiality, patent, trademark and other notices in connection with the Audio Copy Protection System and the Licensed Properties in accordance with reasonable guidelines provided by Licensor.

D. Licensor shall provide Licensee with samples of all promotional materials, if any, used by Licensor in connection with the Audio Copy Protection System and the Licensed Properties. Licensee may duplicate and distribute promotional materials obtained from Licensor to promote its Products to which the Audio Copy Protection System has been applied, and may prepare and use its own promotional materials (subject to Licensor's approval, which shall not be unreasonably withheld) for the marketing and promotion of such Products. Licensee may use its own marks in conjunction with the Marks.

5. ARBITRATION. All disputes under this Agreement that cannot be resolved by the parties shall be submitted to arbitration under the rules and regulations of the American Arbitration Association. Either party may invoke this Section after providing 30 days' written notice to the other party. Any award may be enforced by a court of law. The arbitration hearing shall be held in MaricopaCounty in the State of Arizona. Each party hereto shall choose one arbitrator, and the two chosen arbitrators shall choose a third arbitrator. The majority decision of the arbitrators shall be final, and the non-prevailing party shall bear the cost and expense of the arbitration, including the reasonable attorneys' fees and arbitration costs and fees of the prevailing party.

6.   WARRANTIES.

A. Licensor represents and warrants that it is the exclusive owner of all right, title and interest in and to the Audio Copy Protection System and the Licensed Properties, that no other person has any superior rights to or in the Audio Copy Protection System and the Licensed Properties, and that it knows of no person who claims any superior rights in or to the Audio Copy Protection System and the Licensed Properties. Licensor represents and warrants that it has the power, authority and legal right to enter into this Agreement.

B. Licensor represents and warrants that the use of the Audio Copy Protection System and the Licensed Properties by Licensee pursuant to this Agreement will not conflict with or infringe on the rights of other persons, and that it knows of no person who claims that the use of the Audio Copy Protection System and the Licensed Properties by Licensee will conflict with or infringe on the rights of any person.

C. During the term of this Agreement, Licensor shall take all actions reasonably necessary to maintain and protect the Audio Copy Protection System and the Licensed Properties, and shall take no action that impairs or diminishes the Audio Copy Protection System and the Licensed Properties.

D. Licensor shall take all actions necessary to enforce, defend and otherwise protect the Audio Copy Protection System and the Licensed Properties. If Licensee requests Licensor to take legal action to protect any aspect of the Audio Copy Protection System and the Licensed Properties, Licensor shall either: (i) promptly take such legal action at Licensor's expense; or (ii) cooperate with Licensee to allow Licensee to take such legal action at Licensee's expense. Each party shall promptly notify the other if such party becomes aware of any information indicating that there may be an infringing or otherwise unauthorized use of the Audio Copy Protection System and the Licensed Properties or that there is an authorized claim or potential claim of a right in the Audio Copy Protection System and the Licensed Properties. Either party who takes legal action under this Section shall keep the other party informed of all decisions and actions relating to such legal action, and shall, upon request, provide the other party with copies of all documents relating to such action. Licensor and Licensee shall cooperate with each other to take all actions authorized under this Section. Nothing in this Section shall prevent Licensee from taking legal action to enforce or defend its own intellectual properties. The rights provided under this Section are without prejudice to any other available remedies.

7. TRANSFER OF RIGHTS. This Agreement shall be binding on any successors and assigns of the parties. Licensor retains the right to assign its interests in this Agreement to any other party. Licensee may assign its interest in this Agreement upon receipt of prior written consent from Licensor.

8. ENTIRE AGREEMENT. This Agreement contains the entire agreement of the parties and there are no other promises or conditions in any other agreement whether oral or written. This Agreement supersedes any prior written or oral agreements between the parties.

9. RELATIONSHIP. Licensor and Licensee and their employees and agents or independent contractors in relation to one another with respect to all matters arising under this Agreement. Neither this Agreement nor any transaction under or relating to this Agreement shall be deemed to create an agency, partnership, joint venture, association or employment relationship between the parties.

10. AMENDMENT. This Agreement may be modified or amended, if the amendment is made in writing and is signed by both parties.

11. SEVERABILITY. If any provision of this Agreement shall be held to be invalid or unenforceable for any reason, the remaining provisions shall continue to be valid and enforceable. If a court finds that any provision of this Agreement is invalid or unenforceable, but that by limiting such provision it would become valid or enforceable, then such provision shall be deemed to be written, construed, and enforced as so limited.

12. WAIVER OF CONTRACTUAL RIGHT. The failure of either party to enforce any provision of this Agreement shall not be construed as a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

13. NOTICE. All correspondence such as purchase orders, statements, payments, notices, etc. shall be considered as so delivered to Licensor or Licensee when sent by registered mail, postage prepaid, within (10) days' written notice thereof delivered to:

If to Licensor:     SUNNCOMM INC.
                    Attn: President
                    668 North 44th Street
                    Suite 220
                    Phoenix, AZ 85008
                    Attn: Peter H. Jacobs
                    Facsimile: (602) 267-7400
                    Telephone: (602) 267-7500

     With copies to:     Gammage & Burnham
                    Two N. Central Avenue, 18th Floor
                    Phoenix, Arizona 85004
                    Attn: William D. O'Neal, Esq.
                    Facsimile (602) 256-4475
                    Telephone: (602) 256-4468

     If to Licensee:     Fahrenheit Entertainment, Inc.
                         Attn: Peter Trimarco, President & CEO
                         10200 E. Girard Ave.
                         Denver, Colorado 80231
                         Tel: 303-745-6252
                         Fax: 303-745-6435


14. APPLICABLE LAW. This Agreement shall be governed by the laws of the State of Arizona without regard to conflict of law rules

15. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

16. CONFIDENTIALITY. Licensee acknowledges that the Audio Copy Protection System and the Licensed Properties are proprietary to Licensor and highly confidential (its "Confidential Information") and Licensor acknowledges that Licensee may disclose proprietary and confidential information (its "Confidential Information") to Licensor during the term hereof. Accordingly, each party agrees to:

A. Maintain the other party's Confidential Information in confidence and not use, copy, modify or distribute any such Confidential Information except as permitted by this Agreement;

B. Restrict access to the other party's Confidential Information to those of its employees, contractors and agents who reasonably require access to such Confidential Information in order to perform the activities permitted by this Agreement;
C. Provide the other party written notice of any breach to this Section within fifteen (15) days of learning of such breach;

D. Upon early termination of this Agreement immediately return all originals and copies of the other party's Confidential Information, including without limitation computer data and other records or memorials of Know-How in any form or quantity, that may have been provided to the other.

E. No obligation of confidentiality or return of information as stated above shall extend to information that: (i) was known by the receiving party prior to its delivery hereunder, except for all material provided by Licensor to Licensee prior to the execution of this Agreement; (ii) becomes known to the receiving party through no act of its own or its employees, subcontractors or agents; or (iii) becomes a matter of public knowledge through no fault of the receiving party or its agents, subcontractors or agents.

F. Each party represents and warrants to the other that it will maintain confidentiality agreements and obligations with its respective employees, subcontractors and agents which will impose upon them confidentiality obligations consistent with this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

LICENSOR:

SUNNCOMM INC., a Nevada corporation


 By:
     John D. Aquilino, Chairman


LICENSEE:

Fahrenheit Entertainment, Inc.

By
     Peter Trimarco, President & CEO

                                  Exhibit 10.07

                               LICENSE AGREEMENT
                                    between
                                 SunnComm, Inc.
                                      and
                      Will-Shown Technology Company, Ltd.

THIS LICENSE AGREEMENT (this "Agreement") is made effective this 5th day of December, 2000 between WILL-SHOWN TECHNOLOGY COMPANY, LTD, incorporated under the laws of the R.O.C.with corporate offices located at 2A, No 137, SEC, 2, TA-Tung Road, Shiju City, Taipei Hsien, Taiwan, R.O.C. ("Licensee"), and SUNNCOMM, INC., a Nevada corporation, with offices at 668 North 44th Street, Suite 220, Phoenix, Arizona 85008 USA ("Licensor").

WHEREAS, Licensor is the owner of proprietary, patent-pending encryption and copy-protection technology designed to copy protect digital music (the "Audio Copy Protection System"), together with the Licensed Properties as defined below, and;

WHEREAS, Licensee is desirous of acquiring a license to apply the Audio Copy Protection System, together with the Licensed Properties, to sound recordings embodied on compact discs manufactured, marketed and distributed by Licensee (the "Products"), and;

WHEREAS, Licensor is willing to grant said license upon the terms and conditions set forth herein:

NOW, THEREFORE, in consideration of the foregoing, and of the mutual covenants, terms, conditions, and agreements, hereinafter expressed, and other good and valuable consideration, the receipt and sufficiency for which is acknowledged, the parties agree as follows:

DEFINITIONS. As used in this Agreement:

A. "Licensed Properties" shall mean the rights to the Know-How and the Marks, as defined herein.

B. "Know-How" shall mean all trade secrets, patent rights and otherproprietary information, technology, processes and procedures that are necessary to develop, apply, produce and otherwise commercially exploit the Audio Copy Protection System.

C. "Marks" shall mean all rights to use the name "SUN-X" and other names, trademarks, service marks or logos used by Licensor in connection with the Know-How.

D. "Net Factory Sales Price" is defined as the gross retail selling price of each unit of the Products. If Products are made abroad, less usual trade discounts actually allowed, but not including advertising allowances or fees or commissions paid to employees or agents of Licensee. The Net Factory Sales Price shall not include (1) import and export taxes, excise and other sales taxes, and customs duties, and (2) costs of insurance and transportation, if separately billed, from the place of manufacture if in the U.S., or from the place of importation if manufactured abroad, to the customer's premises or next point of distribution or sale. Subject to the minimum royalty payment described in Section 2(A) below, bona fide returns not to exceed 25% of total sales of Products may be deducted from units of Products shipped in computing the royalty payable after such returns are made.

1.   GRANT OF LICENSE.

A. In accordance with this Agreement, Licensor grants to Licensee a nonexclusive, nontransferable worldwide license to apply the Audio Copy Protection System, together with the Licensed Properties, to the Products solely in connection with the manufacturing, sale, marketing, distribution and advertising of the Products. Licensor shall, at its expense and without additional costs to Licensee, disclose the Know-How to Licensee, including manuals, test data and research results. Licensor shall also, at its expense and without additional costs to Licensee, share with Licensee the informationpossessed by Licensor, whether now or in the future, that my be beneficial to Licensee's use of the license granted hereunder, including without limitation Know-How developed after the date of this Agreement.

B. The license granted to Licensee hereunder shall be exclusive only as it relates to any Products by artists for which Licensee promotes and distributes exclusively pursuant to a written exclusive recording agreement between such artists and Licensee. It is not the intent of Licensor to grant an exclusive right to the use of the Audio Copy Protection System and the Licensed Properties otherwise, except as stated herein. Licensee agrees that it shall use the Audio Copy Protection System exclusively during the term of this Agreement and any extensions thereof.

C. The rights granted to Licensee hereunder shall include any additional intellectual property rights used, developed or otherwise acquired by Licensor that are in any way related to the Audio Copy Protection System and the Licensed Properties, including any rights in any modifications or improvements to the Audio Copy Protection System and the Licensed Properties developed by Licensor (either alone or jointly with third parties) without substantial aid or involvement by Licensee (collectively, "Licensor Modifications"). Licensor Modifications shall be solely owned by Licensor. Licensor shall, at its expense, promptly disclose to Licensee all such additional intellectual property rights (including without limitation Licensor Modifications) and shall share with Licensee the related information free of charge.

2.   PERFORMANCE & COMPENSATION.

Upon the execution of this Agreement, Licensee agrees to pay Licensor an advance royalty fee of USD Forty Thousand Dollars ($40,000.00).

A. Licensee herein agrees that Licensee shall pay Licensor a three percent(3%) royalty on the Net Factory Sales Price on each unit of Product sold to which the Audio Copy Protection System has been applied, but in no event shall Licensor receive a royalty of less than twenty cents ($.20) for each such unit of Product sold. Payment shall be calculated on a monthly basis and shall be paid within 30 days from the end of each prior month.

B. Licensee hereby agrees to ship the minimum number of units of Product to which the Audio Copy Protection System has been applied in accordance with the schedule set forth on TABLE A below (the "Minimum Performance Requirement"). Licensee's failure to meet the Minimum Performance Requirement shall not relieve Licensee of the obligation to pay monthly royalties pursuant to Section 2(A) above based upon such Minimum Performance Requirement.


                                     TABLE A
                                     -------
            Minimum Units per Month                  Contract Year
            -----------------------                  -------------
                  100,000                             0 - 6 months
                  200,000                             7 - 9 months
                    800,000                             2 - 3
                  1,250,000                             4 - 5
                  1,500,000                             6 - 7
                  1,750,000                             8 - 9
                  2,000,000                            10 - 11
                  2,500,000                            12 - 13


C. Licensee shall pay to Licensor all royalties due on a monthly basis within thirty (30) days from the end of each month. Within thirty (30) days after the end of each calendar month, Licensee shall submit to Licensor a written statement setting forth the actual number of units shipped of Product to which the Audio Copy Protection System has been applied, the Net Factory Sales Price for each such unit of Product, the amount of royalty due on each such unit of Product for the previous month, and any adjustments for returns. Failure to pay any royalty payment when due shall constitute a material breach of this Agreement. If such breach is not cured within the applicable cure period set forth in Section 3(C) below, Licensor may terminate this Agreement upon written notice to Licensee and pursue any and all legal and equitable remedies available to Licensor Late royalty payments shall bear simple interest at the rate of twelve percent (12%) per annum until paid in full.

D. Upon at least three (3) days advance written notice given to Licensee by Licensor, Licensee shall make available to Licensor, or if requested by Licensee, to a Certified Public Accountant or other independent third-party agreeable to Licensor and Licensee, during reasonable business hours at Licensee's principal place of business those books and records of Licensee that relate to the subject matters of this Agreement. Licensor may, at its expense, cause an audit of such books and records by a Certified Public Accountant or other independent third-party agreeable to Licensor and Licensee, and any additional royalties determined to be due shall be paid by Licensee within fifteen (15) days of written notification of underpayment to Licensee. If such underpayment exceeds five percent (5%) of the outstanding royalties owed, Licensee shall pay the cost and expense of the audit.

3.   DURATION, DEFAULTS & TERMINATION.

A. This Agreement shall remain in effect, unless sooner terminated upon the mutual agreement of Licensor and Licensee, upon the following terms and conditions:

1. The initial term of the license granted herein shall be seven (7) years with three (3) consecutive option periods of two (2) years each beginning at the end of the initial term. Each option, which shall be exercised at the sole discretion of Licensee, shall be subject to the applicable Minimum Performance Requirement as set forth in TABLE A above.

2.   Licensor shall supply or provide to Licensee the following:

e. Available Know-How to enable Licensee to apply the Audio Copy Protection System to its Products and to develop and manufacture on a commercial scale all of its Products in the same manner as it is currently using.

f. Suitably qualified technical support staff to assist and supervise in the transfer of the Audio Copy Protection System and additional assistance to Licensee as reasonably required.

g. Licensee shall not be entitled to sub-license the license granted under this Agreement to any third party or to any subsidiary.

h. Licensee shall have no right to manufacture, use or sell the Audio Copy Protection System or the Licensed Properties otherwise than as expressly set forth herein.

B. This Agreement shall expire simultaneously with the expiration of the longest-lived option as extended by Licensee, unless sooner terminated pursuant to the terms of this Agreement.

C. If Licensee fails to pay Licensor moneys payable under the terms hereof, or if Licensee violates or fails to keep or perform any other obligation, term, or condition, or covenant, hereof, or if Licensee shall be adjudged bankrupt or become insolvent or make an assignment for the benefit of creditors, or be placed in the hands of a receiver or Trustee in bankruptcy, then Licensor may, at its option, cancel and terminate this Agreement by giving thirty (30) days written notice specifying default complained hereof, provided however, that if Licensee shall, within such (30) thirty days cure the default complained of, then the notice shall cease to be operative and this Agreement shall continue in full force and effective as though such default had not occurred, and provided further that if Licensee shall within such (30) days notify Licensor in writing that it disputes the asserted default, the matter shall be submitted to arbitration a hereinafter provided.

D. Termination of this Agreement granted herein shall not relieve Licensee of its obligations to pay Licensor moneys due and unpaid at the time of termination. Termination of this Agreement shall not impair or prejudice any cause of action or claim that one party may have against the other party for any breach of this Agreement.

4.   Quality Control and Use of Licensed Properties

A. The quality of the Audio Copy Protection System and the Licensed Properties provided by Licensee shall be substantially consistent with such services and products provided by Licensor or by others authorized by Licensor unless otherwise approved by Licensor.

B. Each unit of Product to which the Audio Copy Protection System has been applied shall bear the trademark "SUN-X" in form, print size and position mutually acceptable to the parties hereto.

C. Licensee shall use confidentiality, patent, trademark and other notices in connection with the Audio Copy Protection System and the Licensed Properties in accordance with reasonable guidelines provided by Licensor.

D. Licensor shall provide Licensee with samples of all promotional materials, if any, used by Licensor in connection with the Audio Copy Protection System and the Licensed Properties. Licensee may duplicate and distribute promotional materials obtained from Licensor to promote its Products to which the Audio Copy Protection System has been applied, and may prepare and use its own promotional materials (subject to Licensor's approval, which shall not be unreasonably withheld) for the marketing and promotion of such Products. Licensee may use its own marks in conjunction with the Marks.

5. ARBITRATION. All disputes under this Agreement that cannot be resolved by the parties shall be submitted to arbitration under the rules and regulations of the American Arbitration Association. Either party may invoke this Section after providing 30 days' written notice to the other party. Any award may be enforced by a court of law. The arbitration hearing shall be held in Maricopa County in the State of Arizona. Each party hereto shall choose one arbitrator, and the two chosen arbitrators shall choose a third arbitrator. The majority decision of the arbitrators shall be final, and the non-prevailing party shall bear the cost and expense of the arbitration, including the reasonable attorneys' fees and arbitration costs and fees of the prevailing party.

6.   WARRANTIES.

A. Licensor represents and warrants that it is the exclusive owner of all right, title and interest in and to the Audio Copy Protection System and the Licensed Properties, that no other person has any superior rights to or in theAudio Copy Protection System and the Licensed Properties, and that it knows of no person who claims any superior rights in or to the Audio Copy Protection System and the Licensed Properties. Licensor represents and warrants that it has the power, authority and legal right to enter into this Agreement.

B. Licensor represents and warrants that the use of the Audio Copy Protection System and the Licensed Properties by Licensee pursuant to this Agreement will not conflict with or infringe on the rights of other persons, and that it knows of no person who claims that the use of the Audio Copy Protection System and the Licensed Properties by Licensee will conflict with or infringe on the rights of any person.

C. During the term of this Agreement, Licensor shall take all actions reasonably necessary to maintain and protect the Audio Copy Protection System and the Licensed Properties, and shall take no action that impairs or diminishes the Audio Copy Protection System and the Licensed Properties.

D. Licensor shall take all actions necessary to enforce, defend and otherwise protect the Audio Copy Protection System and the Licensed Properties. If Licensee requests Licensor to take legal action to protect any aspect of the Audio Copy Protection System and the Licensed Properties, Licensor shall either: (i) promptly take such legal action at Licensor's expense; or (ii) cooperate with Licensee to allow Licensee to take such legal action at Licensee's expense. Each party shall promptly notify the other if such party becomes aware of any information indicating that there may be an infringing or otherwise unauthorized use of the Audio Copy Protection System and the Licensed Properties or that there is an authorized claim or potential claim of a right in the Audio Copy Protection System and the Licensed Properties. Either party who takes legal action under this Section shall keep the other party informed of all decisions and actions relating to such legal action, and shall, upon request, provide the other party with copies of all documents relating to such action. Licensor and Licensee shall cooperate with each other to take all actions authorized under this Section. Nothing in this Section shall prevent Licensee from taking legal action to enforce or defend its own intellectual properties. The rights provided under this Section are without prejudice to any other available remedies.

7. TRANSFER OF RIGHTS. This Agreement shall be binding on any successors and assigns of the parties. Licensor retains the right to assign its interests in this Agreement to any other party. Licensee may assign its interest in this Agreement upon receipt of prior written consent from Licensor.

8. ENTIRE AGREEMENT. This Agreement contains the entire agreement of the parties and there are no other promises or conditions in any other agreement whether oral or written. This Agreement supersedes any prior written or oral agreements between the parties.

9. RELATIONSHIP. Licensor and Licensee and their employees and agents or independent contractors in relation to one another with respect to all matters arising under this Agreement. Neither this Agreement nor any transaction under or relating to this Agreement shall be deemed to create an agency, partnership, joint venture, association or employment relationship between the parties.

10. AMENDMENT. This Agreement may be modified or amended, if the amendment is made in writing and is signed by both parties.

11. SEVERABILITY. If any provision of this Agreement shall be held to be invalid or unenforceable for any reason, the remaining provisions shall continue to be valid and enforceable. If a court finds that any provision of this Agreement is invalid or unenforceable, but that by limiting such provision it would become valid or enforceable, then such provision shall be deemed to be written, construed, and enforced as so limited.

12. WAIVER OF CONTRACTUAL RIGHT. The failure of either party to enforce any provision of this Agreement shall not be construed as a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

13. NOTICE. All correspondence such as purchase orders, statements, payments, notices, etc. shall be considered as so delivered to Licensor or Licensee when sent by registered mail, postage prepaid, within (10) days' written notice thereof delivered to:

If to Licensor:     SUNNCOMM INC.
                    Attn: President
                    668 North 44th Street
                    Suite 220
                    Phoenix, AZ 85008
                    Attn: Peter H. Jacobs
                    Facsimile: (602) 267-7400
                    Telephone: (602) 267-7500

With copies to:     Gammage & Burnham
                    Two N. Central Avenue, 18th Floor
                    Phoenix, Arizona 85004
                    Attn: William D. O'Neal, Esq.
                    Facsimile (602) 256-4475
                    Telephone: (602) 256-4468

     If to Licensee:     WILL-SHOWN TECHNOLOGY CO. LTD.
                         Attn: Joe Shih
                         2A, No 137, SEC, 2, TA-Tung Road,
                         Shiju City, Taipei Hsien, Taiwan, R.O.C.

14. APPLICABLE LAW. This Agreement shall be governed by the laws of the State of Arizona without regard to conflict of law rules

15. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

16. CONFIDENTIALITY. Licensee acknowledges that the Audio Copy Protection System and the Licensed Properties are proprietary to Licensor and highly confidential (its "Confidential Information") and Licensor acknowledges that Licensee may disclose proprietary and confidential information (its "Confidential Information") to Licensor during the term hereof. Accordingly, each party agrees to:

A. Maintain the other party's Confidential Information in confidence and not use, copy, modify or distribute any such Confidential Information except as permitted by this Agreement;

B. Restrict access to the other party's Confidential Information to those of its employees, contractors and agents who reasonably require access to such Confidential Information in order to perform the activities permitted by this Agreement;
C. Provide the other party written notice of any breach to this Section within fifteen (15) days of learning of such breach;

D. Upon early termination of this Agreement immediately return all originals and copies of the other party's Confidential Information, including without limitation computer data and other records or memorials of Know-How in any form or quantity, that may have been provided to the other.

E. No obligation of confidentiality or return of information as stated above shall extend to information that: (i) was known by the receiving party prior to its delivery hereunder, except for all material provided by Licensor to Licensee prior to the execution of this Agreement; (ii) becomes known to the receiving party through no act of its own or its employees, subcontractors or agents; or (iii) becomes a matter of public knowledge through no fault of the receiving party or its agents, subcontractors or agents.

F. Each party represents and warrants to the other that it will maintain confidentiality agreements and obligations with its respective employees, subcontractors and agents which will impose upon them confidentiality obligations consistent with this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

LICENSOR:

SUNNCOMM INC., a Nevada corporation

 By: /s/ Peter H Jacobs
 -----------------------------
     Peter H Jacobs, President


LICENSEE:

WILL-SHOWN TECHNOLOGY CO. LTD,

By   /s/ Joe Shih
-------------------------------
     Joe Shih, it's President


                                AGREEMENT ADDENDUM

1. The "Licensee" will ask the "Licensor" to provide one set of software package which has been installed with "The Audio Copy Protection System"

2. Licensee shall be given thirty (30) days from the date of installation at Licensee's facilities to penetrate the technology and confirm Licensee's systems as described herein function normally.

IN WITNESS whereof the parties hereto have executed the Agreement Addendum in accordance with their respective constitutions the day and year first written above.

FOR SUNNCOMM, INC.


BY__________________________________
   Peter H. Jacobs, President


FOR WILL-SHOWN TECHNOLOGY COMPANY



BY____________________________________
    Joe Shih, President


                                  Exhibit 10.08

                         COFCO Chinese Cultural Center
                                Lease Agreement
                                      WITH
                             MICROSPECTACULAR, INC.


Cover Page of Facts and Summary of Salient Information

 Section   Parties, Term; Premises

 01

 Section   Rent; Adjustments To Rent; Security Deposit; Landlord's Lien,
Renewal Option, Adjustments to Rent (Operating
 02        Costs), Definitions

 Section   Use; Restrictions On Use; Building Requirements; Enjoyment; Services
By Landlord
 03

 Section   Assignment; Sublet; Recapture Of Premises; Mortgage By Landlord;
Subordination; Attornment; Estoppel
 04        Certificate; Notice To Mortgagee; Sale By Landlord

 Section   Maintenance And Repairs; Right Of Entry; Alterations; Lines; Signs

 05

 Section   Insurance; Indemnity; Subrogation

 06

 Section   Damage And Destruction

 07

 Section   Condemnation

 08

 Section   Surrender Of Premises

 09

 Section   Default; Events; Remedies

 10

 Section   General Provisions

 11

 Section   Exhibits

 12

 Exhibit   Floor Plan

 "A"

 Exhibit   Rules and Regulations

 "B"

PARTIES.

 TENANT:                          LANDLORD:
 MicroSpectacular, Inc.           COFCO Investment Company, L.L.C.
 State/Province of Organization:  State/Province of Organization:
 Nevada                           Arizona
 Address for Notices:             Address for Notices:
 668 North 44th Street, Suite 241 668 North 44th Street, Suite 233
 Phoenix, Arizona 85008           Phoenix, Arizona 85008
 Copy of Notices To:              Copy of Notices To:
 Peter H. Jacobs, President       Allen R. Bowman, President
 Lynn Marzonie, Controller        Rob Reblin, Controller

TERM.
Commencement Date:
Will be on the date the City of Phoenix issues the "Certificate of Occupancy" for the office space.

LEASED PREMISES.
Suite #241, 242, 243, 244 & 245 as shown on Exhibit "A".

SIZE OF PREMISES.
Approximately: 5,093 square feet of rentable area.

RENT. "Commencement Date will be on the date the City of Phoenix issues the "Certificate of Occupancy" for the office space. Note: this amount includes operating expenses as indicated by the expense stop.

 Monthly Rental: Months 01-12 $ 8,488.33 ($20.00/sq.ft.)
 Months 13-24 $ 8,912.75 ($21.00/sq.ft.)
 Months 25-36 $ 9,337.17 ($22.00/sq.ft.)
 Months 37-48 $ 9,761.58 ($23.00/sq.ft.)
 Months 49-60 $10,186.00 ($24.00/sq.ft.)


Total Rental during Lease Term:      Year 1 $101,860.00
                                     Year 2 $106,953.00
                                     Year 3 $112,046.00
                                     Year 4 $117,390.00
                                     Year 5 $122,232.00
                                     ------------------
                              Total         $560,481.00

Rental due date: first day of each month.

Late Payment Charge: Five Hundred dollars US ($500.00) per each occurrence.

Interest rate on delinquencies: Maximum legal rate or eighteen percent (18%) per annum, whichever is less, from due date.

Expense Stop: Six dollars and fifty cents ($6.50) per Rentable square foot per year, included in the annual rate per square foot (Full Service Lease).

PRO RATA PERCENTAGE.


  Approximate Rentable square feet of Building: 165,526
  ---------------------------------------------+-------
  Approximate Rentable square feet of Premises:   5,093
  ---------------------------------------------+-------
  Pro-rata percentage attributable to Premises:   3.07%



  Percent (3.07%) Operating Costs
  -------------------------------------
  Percent (3.07%) Taxes and Assessments
  -------------------------------------
  Percent (3.07%) Insurance


DEPOSITS.
Security Deposit: Equal to two (2) months rent - $16,976.66.

USE.
General Office Use.

TENANT IMPROVEMENTS.
Landlord will provide $32.00 per rentable square foot for Tenant Improvement Allowance. This allocation usually builds new space to the typical building standard as other offices in the building. Any special improvements requested by Tenant over the $32.00 per square foot rate will be at Tenants expense.

PARKING.
Number of Parking Spaces Allocated:
Tenant will be entitled to ten (10) spaces during the term of the lease per month at prevailing garage rates. For the first six (6) months of the lease term, ten (10) garage spaces will be free of charge. Tenant will receive three
(3) reserved garage spaces and seven (7) unreserved garage spaces. Surface parking is free of charge during lease term. Landlord will designate surface employee parking. Tenant has the option to add up to ten (10) additional unreserved parking garage spaces, at prevailing rates during the term of this Lease.

OPTION.
Tenant is granted one (1) five-year option to extend Lease Agreement by giving Landlord 120 days prior written notice, to the termination of this Lease Agreement. Rental rate for option period will be at market rates.

Exhibit S.
All Exhibits are binding on all parties of this lease agreement unless superseded by terms and conditions of the lease agreement.

These Cover Pages are incorporated as part of this Lease and are executed by Landlord and Tenant.


 TENANT:                   LANDLORD:
 MicroSpectacular, Inc.    Cofco Investment Company, L.L.C.
 \s\Peter H. Jacobs        \s\Robert Realz
 By: Peter H. Jacobs       By: Robert Realz
 Its: President            Its: Controller
 05/16/00                  05/15/00


SECTION 1. PARTIES; TERMS; PREMISES

1.01 Parties.
The parties to this Lease are as shown on the cover page of this Lease.

1.02 Term.
Except as otherwise provided in this Lease, the term of this Lease is as shown on the cover page of this Lease.

1.03 Possession of Premises; Delayed Delivery.
Landlord shall give written notice to Tenant that Premises shall be available for occupancy within five (5) days after the date of said notice. The date of delivery of possession of Premises to Tenant shall be the Commencement Date of this Lease. If possession is not delivered to Tenant by the scheduled Commencement Date and cause for delay is not the fault of Tenant or its agents, the Commencement Date shall be extended to the date possession is delivered to Tenant. If cause for the delay is the fault of Tenant or its agents, Landlord may cancel this Lease by notice to Tenant five (5) days prior to effective date of cancellation. Tenant will receive one (1) day free rent for every day Landlord is late in delivering premises to tenant substantially complete.

1.04 Early Occupancy.
The Commencement Date of this Lease shall be the earlier of the scheduled Commencement Date, the date possession of the Premises is delivered to Tenant, or the date Tenant occupies, commences alterations to or conducts business in all or any portion of the Premises.

1.05 Acceptance of Premises.
Tenant shall have thirty (30) days following occupancy or delivery of possession of the Premises, whichever first occurs, to notify Landlord in writing of any specific construction work Landlord had agreed in writing to perform within the Premises and which, through no fault or request of Tenant or its agents, has been omitted. Upon receipt of such written notice Landlordshall cause such specified omitted work to be completed. Failure by Tenant to so notify Landlord within the time specified shall constitute acceptance of the Premises by Tenant.

1.06 Premises.
Landlord leases to Tenant and Tenant leases from Landlord the Premises identified on the cover page of this Lease situated in the Building named on the cover page. The approximate square footage of the Premises and the percentage that the Premises represent of the rentable area of the Building are shown on the cover page. The Premises are outlined on Exhibit "A" attached.

1.07 Right of First Offer to Lease Adjoining Space
If, prior to the expiration or sooner termination of this Lease, any space adjoining the Premises becomes vacant and available for lease during this Lease term, Landlord shall notify Tenant of its availability in writing by certified mail return receipt requested, and Tenant shall have two (2) days from the date of Landlord's notice to Tenant to advise Landlord in writing that Tenant accepts such space offered in its present condition, and agrees that it shall become a part of the Premises. Failure by Tenant to notify Landlord within the time specified shall constitute Tenant's waiver of its right to add such space to its Premises. The Base Rent for the space offered and the approximate dates possession is to be delivered shall be included in Landlord's notice to Tenant. Tenant's obligation to commence payment of Base Rent shall occur on the earlier of the date possession is delivered to Tenant by Landlord or when Tenant occupies all or a portion of such space and continues until the expiration or sooner termination of this Lease.

Any additional rental obligation of Tenant contained in this Lease and based upon the relationship of area of the Premises to the rentable area of theBuilding shall be adjusted to reflect the increase in the area of the Premises. Prior to delivery of possession, Tenant shall execute an amendment to this Lease reflecting the addition to the Premises, the additional Base Rental, the change in ratio of the Premises to the Building area and any other revisions necessary because of such additional space being added to the original Premises. All other terms and conditions of this Lease shall apply to the additional Premises.

1.08 Substitute Premises
Not Applicable

1.09 Master Declaration And Condominium Covenants
Tenant has been advised that the Premises are subject to a Declaration of Condominium Covenants, Conditions, and Restrictions as recorded with the Maricopa County Recorder's office and Tenant agrees to abide by the terms and conditions set forth in said document. Tenant hereby acknowledges receipt of a copy of said Declaration of Condominium and Covenants, Conditions and Restrictions for the COFCO Chinese Cultural Center document is attached herewith.

Tenant has been advised that the Premises are subject to a Master Declaration as recorded with the Maricopa County Recorder's office and Tenant agrees to abide by the terms and conditions set forth in said document. Tenant hereby acknowledges receipt of a copy of said Master Declaration of Covenants, Conditions, Restrictions and Easements for the COFCO Phoenix Center (also known as CPC Master Association) is attached herewith.

SECTION 2. RENT; ADJUSTMENTS TO RENT; SECURITY DEPOSIT; LANDLORD'S LIEN

2.01 Rent; When Due; Where Paid.
All monies payable by Tenant to Landlord under this Lease shall be deemed to be rent and shall be payable and recoverable as rent in the manner herein provided and Landlord shall have all rights against Tenant for default in any such payment. Rent shall be paid to Landlord in advance, on the first day of each calendar month, during the entire term of this Lease, without abatement, deduction or set-off of any kind, it being the intention of the parties that, to the fullest extent permitted by law, Tenant's covenant to pay rent shall be independent of all other covenants contained in this Lease, including without limitation, Tenant's continued occupancy of the Premises. Tenant shall pay rent when due, in legal tender of the jurisdiction in which the Building is located, at the address of Landlord as set forth, or to such other person or entity or to such other address as Landlord may designate in writing. Tenant's obligation to pay all rent due under this Lease shall survive the expiration or earlier termination of this Lease. Should this Lease commence on a day other than the first day of the month or terminate on a day other than the last day of the month, the rent for such partial month shall be prorated based on a 365-day year.

2.02 Basic Rent.
Tenant agrees to pay the basic rent as shown on the cover page of this Lease and as such amount may be modified from time to time in accordance with provisions of this Lease.

2.03 Interest Rate on Delinquencies.
If Tenant fails to pay any rent when due, such unpaid amounts shall bear interest from the date due until paid at the rate shown on the cover page of this Lease.

2.04 Late Payment Charge.
If Tenant fails to pay any rent when due, Tenant shall pay to Landlord, in addition to the interest provided for in Section 2.01-2, a late payment charge for each occurrence of an amount as shown on the cover page of this Lease to help defray the additional cost to Landlord for processing such late payments.

2.05 Miscellaneous.
These provisions for interest to be paid and late charges shall be in addition to Landlord's other rights and remedies hereunder or at law or in equity and shall not be construed as liquidated damages or as limiting Landlord's remedies in any manner.

2.06 Records -- Inspections.
Landlord shall maintain records concerning Estimated and Actual Operating Costs for thirty-six (36) months following the period covered by the statement or statements furnished Tenant, after which Landlord may dispose of such records. Tenant and Tenant's auditors may at Tenant's sole cost and expense inspect Landlord's records during Landlord's normal business hours upon first furnishing Landlord sixty (60) days' advance written notice. Tenant shall, however, be entitled to only one such inspection each calendar year.

2.07 Security Deposit.
Tenant has deposited with Landlord the sum of Sixteen Thousand Nine Hundred Seventy-Six Dollars and sixty-seven cents US ($16,976.67) as security for the full, timely and faithful performance by Tenant of its covenants and obligations hereunder. Such security deposit shall not bear interest but shall be credited toward Tenant's thirteenth month rent. If Tenant defaults in the performance of any of the covenants and obligations to be performed by it, Landlord may from time to time without prejudice to any other remedy, use such security deposit to the extent necessary to make good any arrearages in rent or any sum as to which Tenant is in default and any other damage, injury, expense or liability caused to Landlord by such default. This would include any damages or deficiency in the reletting of the Premises, whether such damages or deficiency may accrue before or after termination of this Lease. Following any such application of the security deposit, Tenant shall pay to Landlord on demand the amount so applied in order to restore the security deposit to its original amount. If Tenant is not then in default hereunder, Landlord shall return any remaining balance of security deposit to Tenant upon termination of this Lease and after delivery of possession of the Premises to Landlord in accordance with this Lease. If Landlord assigns its interest in the Premises during the Lease Term, Landlord may assign the security deposit to the assignee and thereafter Landlord shall have no further liability for the return of such security deposit and Tenant agrees to look solely to the new Landlord for the return of such security deposit. This provision shall apply to every transfer or assignment made of the security deposit to a new Landlord. Tenant agrees that it will not assign or encumber or attempt to assign or encumber the monies deposited as security and that Landlord and its successors and assignees shall not be bound by any such actual or attempted assignment or encumbrance.


2.08 Landlord's Lien.
In addition to the statutory landlord's lien, Tenant hereby grants to Landlord a security interest to secure payment of all rent or other sums of money due from Tenant. This lien will also secure payment of any damages or loss which Landlord may suffer Tenant breaches any covenant, agreement, or condition contained herein, upon all goods, wares, fixtures, furniture, improvements, and other personal property of Tenant, and fixtures and improvements installed by Landlord or Tenant presently or hereafter situated on the Premises. Such property shall not be removed from the Premises without the consent of the Landlord until all arrearages in rent as well as any other sums of money due Landlord hereunder shall first have been paid, and all the covenants, agreements, and conditions hereof have been fulfilled and performed by Tenant.

2.09 Adjustments to Rent - Operating Cost Increases.
Tenant shall pay its pro rata share of Landlord's total annual Operating Costs, when costs are in excess of six dollars and fifty cents ($6.50) per Rentable square foot, which shall include real estate taxes and assessments, and insurance expenses as defined in Section 6, insurance.

2.10 Adjustments to Rent - Real Property Taxes and Rental Tax.
Tenant shall pay its pro rata share of all and any future increase in real property taxes and assessments levied and assessed upon the Building and the land upon which the Building is situated. Tenant shall pay any excise transaction, sales, business or privilege tax (except income tax) attributed to or measured by rental, which is now or subsequently imposed upon by any government or unit thereof.

2.11 Definitions.
(a) Pro Rata Share: Tenant's pro rata share is defined as the ratio of the Rentable square footage of the Premises to the total Rentable square footage of the Building. In this Lease, Tenant's pro rata share is (3.07%) subject to increase or decrease due to an increase or decrease in the Rentable square footage of the Premises.

(b) Base Year: Calendar year during which this Lease commences.

(c) Comparison Year: Calendar year following the year in which the Lease commences.
Operating Costs: All expenses paid or incurred by Landlord in connection with the leasing, ownership, management, maintenance, operation and repair of the Building, the land, the parking facility situated on the land and the personal property used in conjunction therewith. Operating Costs include but are not limited to all expenses paid or incurred by Landlord for heating, cooling, electricity, water, gas, sewers, refuse collection, telephone charges notchargeable to tenants and similar utilities services, the cost of supplies, janitorial and cleaning services, window washing; insurance; the cost of compliance with any governmental rules, regulations, requirements or orders; cost of services of independent contractors; the cost of compensation (including employment taxes and fringe benefits) of all persons who perform duties in connection with such Operating Costs and any other expense or charge (except Real Property Taxes and assessments) which, in accordance with generally accepted accounting and management principles, would be considered an expense of maintaining, operating, and repairing the Building.

Operating Costs shall not include any expenses paid by any tenant directly to the third parties, or as to which Landlord is otherwise reimbursed by any third party or by any insurance proceeds. Landlord may, in a reasonable manner, allocate insurance premiums for so-called "blanket" insurance policies, which insure other properties as well as the Building, and said allocated amounts shall be deemed to be operating expenses. The amount so determined shall be deemed to have been Operating Costs for such year, excluding capital expenses.

2.12 Renewal Option.
Tenant is granted one (1) five-year option to extend Lease Agreement by giving Landlord 120 days prior written notice to the termination of this Lease Agreement. Rental rate for option period will be at market rates.

SECTION 3. USE; RESTRICTIONS ON USE; BUILDING REGULATIONS; ENJOYMENT;

SERVICES BY LANDLORD

3.01 Use.
The Premises shall be used only for the use specified on the cover page of this Lease and for no other purpose. Tenant shall, at Tenant's expense, take allactions necessary to comply with all laws, rules, regulations, requirements, and ordinances existing or hereafter enacted or imposed by any governmental authority having jurisdiction over the Building, the Premises, Landlord or Tenant applicable to Tenant and Tenant's use of the Building and the Premises.

3.02 Restrictions on Use.
Tenant shall not:

3.02-1 Do or permit to be done anything, which will invalidate or increase the insurance coverage on the Building or on the Premises.

3.02-2 Do or permit to be done anything in the Building or on the Premises that may obstruct or interfere with the rights of other tenants or occupants of the Building.

3.02-3 Use, allow, or permit the Premises to be used for any improper, objectionable or unlawful purposes.

3.02-4 Cause, maintain, or permit any nuisance in or about the Premises.

3.02-5 Commit or permit any waste to be committed in the Premises.

3.02-6 Install in the Premises or bring into the Building any fixtures, equipment, furniture, materials, or other objects that will overload, damage, or obstruct any utility lines or heating or air conditioning equipment or systems providing services to the Building or the Premises.

3.02-7 Install in the Premises or bring into the Building any fixtures, equipment, furniture, materials, or other objects that will overload the floors in the Premises or in any way affect the structural capacity or design of the Premises or the Building.

3.02-8 Install or affix any window coverings, window shades, draperies, or material between the glass on the exterior walls of the Premises and the Building standard window coverings, window shades, or draperies.

3.02-9 Install, remove from, or move into the Premises any furniture, fixtures, equipment, materials, supplies, or other objects except on such day and at such time approved in advance by Landlord.

3.02-10 Fail to comply with any written regulations, together with revisions or additions thereto, developed and given to Tenant periodically by Landlord.

3.03 Building Regulations.
Tenant shall obey all rules and regulations of the Building as imposed by Landlord and set forth in Exhibit "B" and incorporated as a part of this Lease. The rules and regulations are in addition to and shall not be construed to modify or amend this Lease in any way. Landlord shall have the right to make changes or additions to such rules and regulations provided such changes or additions, except those affecting the safety and operation of the Building or the Premise, do not unreasonably affect Tenant's use of the Premises. Landlord shall not be liable for failure of any Tenant to obey such rules and regulations. Failure by Landlord to enforce any current or subsequent rules or regulations against any Tenant of the Building shall not constitute a waiver thereof.

3.04 Quiet Enjoyment.
Landlord represents and covenants that it has the authority to enter into this Lease and that Tenant, provided Tenant is not in default hereunder, shall and may peaceably and quietly occupies the Premises during the term of this Lease and any renewal or extension thereof. Landlord agrees to make reasonableefforts to protect Tenant from interference or disturbance by other tenants or third persons. However, Landlord shall not be liable for any such interference or disturbance nor shall Tenant be released from any of the obligations of this Lease because of such interference or disturbance.

3.05 Services by Landlord -- Times and Level Furnished.
Landlord shall furnish Tenant with those services hereafter described. Janitor service, refuse removal, and security service shall be furnished after normal business hours. Except for holidays, all other services shall be furnished between the hours of 8:00 a.m. and 5:00 p.m. on normal business weekdays. If upon advance written request of Tenant, such services are provided to the Premises on Saturdays, holidays, or times other than as specified, or if due to Tenant's requirements such services of a level in excess of those described are provided (in which event Landlord may at Tenant's expense, perform surveys or install metering devices to measure the excess service provided), Tenant shall pay Landlord as additional rent the cost of those services provided based upon Landlord's schedule of rates in effect at the time such services are furnished. If any services to be provided are suspended, interrupted, or varied by strikes, accidents, repairs, maintenance, alterations, orders from any governmental authority, or any cause beyond Landlord's control, Landlord shall not be liable for any damages, direct, indirect, or consequential, or for damages for personal discomfort, illness, or inconvenience of Tenant, its employees, agents, or invitees, or for loss, damage or theft of Tenant's improvements, equipment or property, unless caused by the deliberate act or gross negligence of Landlord, its servants, agents, or employees. Suspension or interruption shall not result in any abatement of rent, be deemed an eviction, or relieve Tenant of performance of Tenant's obligations under this Lease.

Services furnished by Landlord are:

3.05-1 Passenger elevator service in common with others.

3.05-2 Men's and women's restrooms situated on the floor on which the Premises are located together with hot and cold or tempered water for use in said restroom.

3.05-3 Cold water for any restroom or lunchroom facilities installed in the Premises by Tenant.

3.05-4 One refrigerated drinking fountain on the floor on which the Premises are located.

3.05-5 A clean, street-level entranceway, elevator lobby, public corridor, and other public portions of the Building for use in common with others.

3.05-6 Building directory located in close proximity to the primary entrance of the Building listing Tenant's name and suite number.

3.05-7 Electric current in reasonably sufficient amounts for normal business use, including operation of building standard lighting and general office machines of a type that require no more than a 110-volt duplex outlet.

305-8 Re-lamping and maintaining building standard fluorescent lighting fixtures installed in the Premises.

3.05-9 Heating, ventilation, and air conditioning in season through the existing air distribution system of the Building at such temperatures and in such amounts as may, in the judgment of the Landlord, are reasonably required for comfortable use and occupancy under normal business operations.

3.05-10 Janitor service and refuse removal on Monday through Friday (exclusiveof legal holidays). The level of janitor service shall not include carpet shampooing, drapery cleaning, or cleaning, maintenance, or supplies for food facilities, special equipment areas, athletic facilities, or security areas located within the Premises.

3.05-11 Window washing of all exterior windows in the Premises at intervals determined solely by Landlord, but not less than one time per year.

3.06 Parking.
Landlord shall make available to Tenant (10) parking spaces in the Building's parking facility on a self-parking basis or on such other basis as may then be in effect as determined by Landlord or the operator of the parking facility during hours of normal business operation throughout the term of this Lease. Landlord shall furnish spaces specifically designated for the use of Tenant in connection with such parking privileges. Tenant shall have the option of receiving or paying for more or less than the number of spaces herein allocated. Tenant shall comply with all rules and regulations established by Landlord or the operator of the parking facility.

3.07 Parking Fee.
Tenant shall pay to Landlord or, at Landlord's request, to the operator of the parking facility, in advance, on or before the first day of each month during the term of this Lease, the then current monthly parking rate for each parking space allocated to Tenant. Such parking fee shall be payable by Tenant solely for the right and privilege to park in the Building's parking facility and for that right and privilege only without regard to actual use. The current monthly parking rate for each space allocated to Tenant shall be that rental which is determined by Landlord periodically.

3.08 Landlord's Inability to Provide Parking.
If for any reason Landlord fails or is unable to provide parking space to Tenant or Tenant is not permitted to utilize parking space in the parking facility for any or all of the vehicles for which Tenant is renting space at any time during the term of this Lease, such failure or inability shall not be deemed to be a default by Landlord as to permit Tenant to terminate this Lease, either in whole or in part. But, Tenant's obligations to pay rental for any parking space which is not provided by Landlord shall be abated for so long as Tenant does not have the use of such parking space; such abatement shall constitute full settlement of all claims that Tenant might otherwise have against Landlord by reason of such failure or inability to provide Tenant with such parking space.

3.09 Landlord's Rights.
Landlord shall have the right to erect barriers to the parking facility that can be passed or removed by use of a card or other identification system. Landlord shall have the right to promulgate rules and regulations pertaining to any such system as may be installed. During the term of this Lease, Landlord shall have the right to designate and to relocate visitor-parking areas; handicapped persons' parking areas and other restricted parking areas periodically, all at Landlord's sole discretion.

SECTION 4. ASSIGNMENT; SUBLET; RECAPTURE OF PREMISES; MORTGAGE BY LANDLORD; SUBORDINATION; ATTORNMENT, ESTOPPEL CERTIFICATE; NOTICE TO MORTGAGEE; SALE BY LANDLORD

4.01 Assignment -- Sublet.
Tenant shall not assign or mortgage this Lease or sublet all or any portion of the Premises without Landlord's prior written consent in each instance, and Landlord will not unreasonably withhold consent. A copy of the proposed assignment or sublease shall accompany any request for Landlord's written consent, which must be in a form acceptable to Landlord. Assignment,mortgaging, or subletting, if consented to by Landlord shall either a) relieve Tenant of its liability under this Lease or the portion of the Lease identified to be sublet, subject to Landlords' acceptance of proposed subtenant by Tenant, or b) Tenant shall not be released from liability for assignment or sublease and will continue to pay to Landlord all sums due under this Lease Agreement. This Payment shall occur either as of the effective date of the assignment or sublease or over the term of the assignment or sublease. Consent by Landlord to any assignment or sublease shall not operate as a waiver of the necessity for Tenant to obtain the prior written consent of Landlord to any subsequent assignment, mortgaging, or subletting and the terms of any such consent shall be binding upon the assignee, mortgagee, or subtenant. Any transfer of this Lease by merger, consolidation, or liquidation or any change in ownership of or power to vote the majority of outstanding voting stock of Tenant or, if Tenant is a partnership, any withdrawal, replacement, or substitution of any partner or partners, either general or limited, whether as the result of a single or series of transactions, shall constitute an assignment for purposes of this section.

4.02 Corporate Transfer.
Any transfer of this Lease by Tenant through merger, consolidation or liquidation, or any change in the ownership of or power to vote the majority of its outstanding voting stock, shall constitute an assignment and is subject to the provisions contained herein relative to assignment. Unless Tenant's stock is listed on a recognized security exchange or if less than eighty percent (80%) of its stock is owned by a corporation whose stock is listed on a recognized security exchange, an assignment forbidden under this Lease shall include one or more sales or transfers, by operation of law or otherwise, or creation of new stock, by which an aggregate of more than fifty percent (50%) of Tenant's stock shall be vested in a party or parties who are non-stockholders as of the Commencement Date of this Lease.

4.03 Recapture of Premises.
Tenant's request of Landlord's consent to an assignment of this Lease or a subletting of all or any part of the Premises shall contain a written offer to Landlord to recapture the Premises (or the portion thereof proposed to be sublet, in the case of a subletting), at the lesser of (i) the then current rental in effect under this Lease; or (ii) the rental Tenant proposes to obtain as a result of the assignment or sublease. Upon receipt of such written offer, Landlord shall have the option, to be exercised within thirty (30) days following receipt of such offer, to accept the offer to recapture in accordance with this Section. If such offer is accepted by Landlord, Tenant shall execute an assignment of the Lease or a sublease to Landlord in a form acceptable to Landlord, with Landlord having the right to sublease the portion of the Premises affected to others without any requirement of obtaining Tenant's consent therefore. Except as hereafter provided, Tenant shall not be relieved of its liability under this Lease. If Landlord exercises its option to recapture and the assignment or sublease from Tenant provides for a rental rate equal to the rental rate in effect as of the date the option is exercised, Tenant shall be released of all further liability under this Lease as of the effective date of the assignment or sublease with respect to that portion of the Premises subject to the assignment or sublease. If Landlord does not exercise its option within the time herein specified and consents in writing to Tenant's request to assign or sublease, Tenant shall, in a form acceptable to the Landlord, assign or sublease to the assignee or subtenant named in Tenant's request within thirty (30) days from the date of Tenant's request at a rental rate equal to the rental rate specified in the request. In the event Tenant fails to execute and deliver any assignment or sublease within thirty (30) days from the date of Tenant's request, then Tenant shall again comply with all the provisions and conditions of this Section before assigning this Lease or subletting all or any portion of the Premises.

4.04 Mortgage by Landlord.
Landlord shall have the right to transfer and assign in whole or in part, each and every feature of its right and obligations hereunder and in the Building and land upon which it is situated. Such transfer or assignment may be made either to a corporation, trust company, bank, insurance company, lending institution, or any subsidiary thereof, or individual or group of individuals, and Tenant shall recognize any such transfer or assignment.

4.05 Subordination.
This Lease and all rights of the Tenant hereunder are subject and subordinate to any deeds of trust, mortgage or other instruments of security that do now or may hereafter cover the Building and/or the land upon which the Building is situated or any interest of Landlord therein, and to any and all advances made on the security thereof, and to any and all increases, renewals, modifications, consolidations, replacements and extensions of any such deeds of trust, mortgages, or instruments of security. This provision is hereby declared to be self-operative and no further instrument shall be required to effect such subordination of this Lease.

4.06 Attornment.
If the Landlord's interest is transferred to any person or entity by reason of foreclosure or other proceedings for enforcement of any mortgage, deed of trust or security interest, or by delivery of a deed in lieu of foreclosure or other proceedings, Tenant shall, upon delivery to Tenant by said transferee of a non-disturbance agreement, immediately and automatically attorn to such person or entity. In the event of such transfer, this Lease and Tenant's rights hereunder shall continue undisturbed so long as Tenant is not in default beyond any applicable notice and cure periods hereunder.

4.07 Estoppel Certificate.
Tenant will at any time and from time to time, upon not less than ten (10) daysprior written request by Landlord, execute, acknowledge and deliver to Landlord a statement in writing executed by Tenant certifying that this Lease is unmodified and in full effect. Or, if there have been modifications, that this Lease is in full effect as modified, setting forth such modifications such as the dates to which the rent has been paid, and either stating that to the knowledge of the signer of said statement that no default exists or specifying each such default of which the signer may have knowledge. It is intended that any such statement executed by Tenant may be relied upon by any prospective purchaser or mortgagee or existing mortgagee of he Building or land upon which it is situated.

4.08 Estoppel Certificate -- Landlord.
Landlord agrees to furnish within twenty (20) days after request by Tenant a certificate signed by Landlord stating the date to which base rent and additional rent has been paid by Tenant and confirming the absence or existence of defaults hereunder of which Landlord has knowledge.

4.09 Notice to Mortgagee.
In the event of any act or omission by Landlord that would give Tenant the right to damages or to terminate this Lease by reason of a constructive or actual eviction from all or part of the Premises, Tenant shall not commence action or terminate this Lease until it shall have given written notice to Landlord and the holder of the indebtedness or other obligation secured by a first mortgage or first deed of trust affecting the Building or the land upon which it is situated. If the name and address of such holder has previously been furnished to Tenant and until a reasonable period of time for remedying such act or omission shall have elapsed following the giving of such notice, during which time Landlord and such holder or either of them, their agents or employees, shall be entitled to enter the premises and do whatever may be necessary to remedy such act or omission. During the period following the giving of such notice and during the remedying of such act or omission, therent shall be abated and apportioned only to the extent that any part of the Premises shall be untenantable.

4.10 Liability of Landlord -- Sale by Landlord.
Tenant shall look solely to Landlord's interest in the Building and land upon which it is situated, for recovery of any judgment against Landlord. A sale, conveyance, or assignment of Landlord's interest in the Building shall operate to release Landlord from liability from (and after the effective date thereof) all of the covenants, terms, and conditions of this Lease, express or implied, except as such may relate to the period prior to such effective date. Tenant shall thereafter look solely to Landlord's successor in interest in and to this Lease. This Lease shall not be affected by any such sale, conveyance, or assignment, and Tenant shall attorn to Landlord's successor in interest thereunder.

4.11 Liability of Landlord.
The liability of Landlord to Tenant for any default by Landlord under the terms of this Lease shall be limited to the interest of Landlord in the Building. In no event shall Tenant make any claim against the shareholders, officers, directors, individuals, partners, or joint venturers of Landlord, or any partners of such partners or joint venturers, for any deficiency nor shall any such shareholders, officers, directors, individuals, partners, or joint venturers, or any partners of such partners or joint venturers, have, or be subject to, any personal liability. The assets of such parties shall not be subject to levy, attachment, or other enforcement of a remedy sought by Tenant or anyone claiming by, through or under Tenant for any breach or claim hereunder. This clause shall not be deemed to limit or deny any remedies, which Tenant may have in the event of default by Landlord hereunder which do not involve the personal liability of Landlord.

SECTION 5. MAINTENANCE AND REPAIRS, RIGHT OF ENTRY, ALTERATIONS, LINES, SIGNS.

5.01 Maintenance and Repairs by Tenant.
Tenant shall maintain the Premises and any alterations and additions to the Premises in good condition and repair, except for any express maintenance and repair obligations of the Landlord set forth in this Lease; reasonable wear and tear; and damage or destruction by fire or other casualty, which Tenant is not obligated to repair. Without limiting the foregoing, Tenant shall repair or replace any damage or injury whatsoever to the Premises or the Building caused by Tenant, its agents, employees or invitees (except to the extent that Landlord receives insurance proceeds with which to repair or replace such damage or injury, the repair obligations of Tenant with respect to such damage or injury being subject to the waiver of subrogation and release provisions set forth in this Lease).

All maintenance and repairs made by Tenant shall be performed in a good and professional manner using materials of equal or greater quality than the original work and shall be performed only by licensed contractors first approved by Landlord. Tenant shall require its contractor to comply with Landlord's regulations regarding all work to be performed and to maintain such insurance coverage's with respect thereto as may be reasonably required by Landlord.

5.02 Landlord's Right to Maintain or Repair.
If within thirty (30) days following notice by Landlord, Tenant fails or refuses to perform any maintenance or repair to the Premises required of Tenant by virtue of the provisions of this Lease, or to repair or replace any damage to the Premises or Building caused by Tenant, its agents, employees, or invitees, Landlord may at its own option cause all required maintenance, repairs, or replacements to be made. Tenant shall pay Landlord, within ten (10) days following invoice therefore, all costs incurred, (plus an administrativefee of fifteen percent (15%) of such costs), plus interest on such amount at the rate of eighteen percent (18%) per annum from the date of expense until repaid. All amounts so owed shall be deemed additional rental due from Tenant hereunder and failure to pay same when due shall entitle Landlord to exercise all rights and remedies provided by this Lease, law and equity for nonpayment of rent.

5.03 Landlord's Right of Entry.
Landlord and its agents and employees shall have the right to enter the Premises at reasonable hours (and, except in cases of emergency, upon reasonable advance notice to Tenant (which notice, notwithstanding any other provision of this Lease, may be given orally) to make inspections, or to make alterations or repairs to the Building or the Premises for which it is responsible or which it is entitled to make hereunder. (Tenant shall be entitled at its own option to have an agent present during any such entry.) In the event of emergency or in order to comply with all laws, orders, ordinances and requirements of any governmental unit or authority (regarding which compliance is the responsibility of Landlord), Landlord and its agents and employees shall have the right of entry at any time and may perform any acts related to safety, protection, reservation or improvement of the Building or the Premises or required by such governmental unit or authority. Except for repair of casualty damage not caused by Tenant, its agents, employees or invitees, Tenant shall not be entitled to any abatement or reduction of rent because of work performed within the Building or Premises by Landlord, (provided such work is performed in a manner so as to minimize interference with the conduct of Tenant's business within the Premises).

Landlord shall perform all necessary repairs to the heating, ventilation, electrical, plumbing, and air conditioning systems servicing the Premises and the Building, excluding those systems installed specifically by or for thebenefit of the Tenant and/or the Premises. Landlord shall maintain and repair the exterior walls, roof, foundation, and all common areas of and within the Building so as to keep same in good condition, order, and repair.

5.04 Maintenance by Landlord.
Landlord will maintain and make necessary repairs of damage to the Building corridors, lobbies, common areas, and structural members and to equipment used to provide those services, which Landlord agrees to furnish. All costs incurred by Landlord in performing such maintenance and repairs shall, (subject to the provisions of operation expenses exclusions provision), be included in Operating Expenses for the Building. Except if such damage is caused by acts or omissions of Tenant, its agents, employees, customers, or invitees, Tenant shall (subject to the Waiver of Recovery and release provision set forth in this Lease) pay the entire cost of the repair of such damage. Tenant shall promptly give Landlord written notice of any damage caused by Tenant, its agents, employees, customers, or invitees. Tenant shall further provide Landlord immediate notice of any defective condition in or about the Premises known to Tenant. Tenant's failure to provide such notice shall make Tenant liable to Landlord for any expense or damage to Landlord resulting from such defective condition. Landlord shall not be liable for or by reason of any injury to or interference with Tenant's business arising from the performance of any maintenance or the making of any repairs performed by Landlord, its agents, or employees, as long as Landlord proceeds diligently with such maintenance repairs.

5.05 Alterations by Tenant.
Tenant, at its own expense, may make changes, additions and improvements to the Premises provided that any change, addition or improvement shall:

(a) Be made only with prior written consent of Landlord (which consent, except in case of changes, additions or improvements to the Premises which arestructural, visible from the exterior of the Premises or materially and adversely affect (in Landlord's sole discretion) the base mechanical, electrical, plumbing, and/or HVAC systems of the Building, shall not be unreasonably withheld, delayed or conditioned).

(b) Comply with all applicable governmental and insurance company rules, regulations and requirements.

(c) Equal or exceed the current construction standard for the Building.

(d) Be performed by a licensed contractor first approved by and in accordance with regulations set forth by Landlord. If requested prior to commencing work, contractor will deliver to Landlord evidence of insurance coverage's in amounts and form satisfactory to Landlord.

All work performed shall be done in such a manner as not to disturb or disrupt the operations of the Building or of any other tenants situated in the Building. Following completion of any changes, additions or improvements, Tenant shall furnish Landlord with current "as-built" drawings and specifications for the Premises reflecting such changes, additions or improvements made to the Premises. Tenant as additional rent shall pay any increase in real estate taxes or insurance premiums on the Building attributable to such change, addition or improvement.

5.06 Alterations by Tenant -- ADA Compliance.
Without limiting any other provisions of this Lease, Tenant shall at Tenant's sole cost and expense (but subject to Landlord's prior written approval, which shall not be unreasonably withheld), make each and every alteration or addition to the Premises required to bring the Premises into compliance with the requirements imposed by the Americans with Disabilities Act (42 U.S.C. Section12101 et seq.) and any regulations promulgated pursuant thereto effective from time to time during the term of this Lease, and any period of holding over by Tenant ("ADA Requirements"), if

(a) The requirement for such alteration or addition arises as a result of:

(1) Any alteration or addition by Tenant.

(2) Any violation by Tenant of any ADA Requirements.

(3) A special use of the Premises or any part thereof by Tenant or any assignee or subtenant of Tenant (including but not limited to use for a facility which constitutes, or if open to the public generally would constitute, a "place of public accommodation" under the ADA requirements).

(4) The special needs of the employee(s) of Tenant or any assignee or subtenant of Tenant.

(b) The ADA requirements would otherwise make Tenant rather than Landlord primarily responsible for making such alteration or addition.

5.07 Alterations by Landlord -- Common Areas.
Landlord reserves the right in its sole discretion to redesign, change, rearrange, alter, reconstruct, modify, expand, reduce, or supplement any and all of the facilities designed for the common use and convenience of all Tenants of the Complex and/or the Building, including without limitation, parking areas, driveways, and other common areas, so long as access to the Premises is not materially affected thereby. Further and not in limitation of the foregoing, Landlord shall have the right to erect additional stores or other structures in the Complex or to add to or otherwise modify Buildings andFacilities now or hereafter existing in the Complex. In connection with any such activity and construction, Landlord may erect temporary scaffolds and other aids to construction on the exterior of the Premises, provided that access to the Premises shall not be denied to Tenant and that there shall be no encroachment upon the interior of the Premises. Landlord shall have the right to close the common areas or any portion thereof (including, without limitation, all roadways, driveways, access ways, sidewalks, and parking areas, and facilities now or hereafter within the Complex) at such times and in such manner as is necessary or appropriate in Landlord's sole opinion, to prevent their deduction as public rights-of-way or streets, and to do and perform such other acts in, to and with respect to the common areas as at the time in question accord with good and generally accepted standards of operation of mixed-use, high-rise developments.

5.08 Liens.
Tenant shall not cause liens of any kind to be filed or placed against the Premises or the Building. If any liens are filed, with or without Tenant's knowledge, and such liens are the result of any act, directive or action of Tenant, its agents or employees, Tenant shall immediately at Tenant's sole cost and expense take whatever action shall be necessary to cause such lien to be satisfied and discharged within ten (10) days after such filing. Notwithstanding the foregoing, Landlord shall have the right and privilege, at Landlord's option, of paying the amount of such lien, or any portion thereof, without inquiry as to the validity thereof. Any amounts so paid, including expenses, reasonable attorneys' fees and interest at the rate of eighteen percent (18%) per annum from the date of expense until repaid, shall be deemed additional rent due from Tenant to Landlord on demand.

5.09 Signs.
Tenant shall not inscribe any inscription or post, place or in any mannerdisplay any sign, notice, picture, placard, poster, or advertising matter anywhere in or about the Building or Premises at places visible (either directly or indirectly as an outline or shadow on a glass pane) anywhere outside the Premises without Landlord's prior written consent. Upon expiration or termination of this Lease, Tenant shall remove all such signs or advertising consented to by Landlord and shall at its own expense repair any damage to the Premises or Building caused by such removal. Such obligations shall survive expiration or sooner termination of this Lease.

5.10 Signs Directory Listing.
At Tenant's request and Landlord's expense, shall provide listings on the Building directory of the names of Tenant and the names of any of Tenant's officers and employees, provided that the names so listed shall not use more than Tenant's proportionate share of the space on the Building directory.

SECTION 6. INSURANCE; INDEMNITY; SUBROGATION

6.01 Insurance by Landlord.
Landlord shall maintain the following insurance coverage:

6.01-1 Fire insurance with an extended coverage endorsement for an amount not less than one hundred percent (100%) of the then current replacement cost (excluding foundation, grading, and excavation costs) of the Building, including all improvements thereto.

6.01-2 Rental Income insurance coverage equal to not less than one hundred percent (100%) of the then current gross annual rentals due from all Tenants of the Building.

6.01-3 Glass Replacement insurance coverage for replacement of all glass then situated in the Building.

6.01-4 Vandalism and Malicious Mischief insurance coverage.

6.01-5 Worker's Compensation insurance coverage for all Landlord's employees and agents in an amount sufficient to comply with applicable laws or regulations.

6.01-6 Commercial General Liability and Property Damage insurance coverage on an occurrence basis with limits of not less than one million dollars ($1,000,000.00) per occurrence, or if such limits shall not be available on a per occurrence basis, then with limits of not less than two million dollars ($2,000,000.00) per year.

6.01-7 Such other insurance coverage as Landlord may from time to time determine consistent with coverage which is now or may in the future be considered prudent for similar income producing property situated in the same general geographic area as the Building or as may be required by any mortgagee or creditor of Landlord.

With respect to the insurance described in Sections 6.01-1, 6.01-5 and 6.01-6 above, Landlord may exclude from coverage the tenant improvements required to be insured by Tenant pursuant to Section 6.02 and other improvements required to be insured by other Tenants or occupants of the Building. The named insured on all policies of insurance maintained by Landlord shall be the Landlord and, if required, any mortgagee or creditor of Landlord. Tenant shall pay to Landlord as additional rent the Pro Rata Percentage (as shown on the cover page of this Lease) of the cost of all such insurance maintained by Landlord.

6.02 Insurance by Tenant.
During the term of this Lease, Tenant shall provide Landlord with evidence, in a form acceptable to Landlord, of insurance coverage in effect against such perils and in such amounts as Landlord shall from time to time request in writing. All insurance policies provided and maintained by Tenant in compliance with Landlord's request shall be issued in a form and by an insurer acceptable to Landlord and shall, in addition to Tenant, name as additional insured, Landlord and any other person or entity having an interest in the Building or land upon which it is situated whose name is furnished to Tenant by Landlord and, if applicable, their: (i) constituent general partners; or (ii) officers, directors and shareholders.

6.02-1 Fire insurance, including extended coverage, vandalism and malicious mischief and demolition and debris removal, insuring, for an amount not less than one hundred percent (100%) of the current replacement cost of all Tenant improvements, alterations, or additions made to the Premises by Tenant, and Tenant's trade fixtures, inventory, furniture and equipment owned, controlled or in use by Tenant and situated in the Premises. Landlord shall have no interest in the insurance upon Tenant's equipment and fixtures and will sign all documents necessary in the settlement of any claim. Landlord will not carry insurance of Tenant's property or improvements to the Premises made by Tenant.

6.02-2 Commercial General Liability and Property Damage insurance on an occurrence basis with respect to Tenant's business and occupancy of the Premises with limits for any one occurrence of not less than one million dollars ($1,000,000.00) or if such limits shall not be available on a per occurrence basis, then with limits of not less than two million dollars ($2,000,000.00) per year) or such greater amount as Landlord may reasonably require in writing from time to time, provided that if such insurance shall have limits on a per year basis, Tenant also shall be required to maintain an umbrella liability policy of insurance with limits of not less than two million dollars ($2,000,000.00). Such insurance shall contain a provision including coverage for all liabilities of, or assumed by, Tenant under this Lease(including all of Tenant's indemnity obligations hereunder).

6.02-3 Worker's Compensation insurance for all Tenants' employees working in the Premises in an amount sufficient to comply with applicable laws or regulations.

6.02-4 Insurance against such other perils and in such amounts as Landlord may from time to time reasonably require in writing. Such request shall be made on the basis that the insurance coverage requested is customary at the time for prudent Tenants.

6.02-5 All policies of insurance maintained by Tenant shall be in a form acceptable to Landlord and shall: (i) be issued by an insurer licensed to do business in the state (province) in which the Building is situated; (ii) if requested, name Landlord and any managing agent and other designee and, if applicable, their respective: (a) constituent general partners, or (b) officers, directors and shareholders, as the case may be, as additional insured; (iii) require at least thirty (30) days prior written notice to Landlord of termination, lapse of coverage or material alteration; and (iv) waive, to the extent available, any right of recovery or subrogation against Landlord. If requested by Landlord, Tenant shall, upon the Commencement Date of this Lease and thereafter within thirty (30) days prior to the expiration of each such policy, promptly deliver to Landlord certified copies or other evidence of such policies and evidence satisfactory to Landlord that all premiums have been paid and all policies are in effect.

6.02-6 If Tenant fails to secure or maintain any insurance coverage required by Landlord or should insurance secured not be approved by Landlord and such failure or approval not be corrected within thirty (30) hours after written notice from Landlord, Landlord may, in Landlord's sole discretion, purchasesuch insurance coverage required at Tenant's expense. Tenant shall reimburse Landlord on demand for any monies expended.


6.03 Blanket Insurance.
Tenant shall have the right to satisfy its insurance obligations set forth in
Section 6.02 under a blanket insurance policy or policies covering the Premises and other of Tenant's leased or owned properties, provided that if Tenant shall elect to insure the Premises under such blanket policy or policies:

(a) Each such policy or policies shall specify the amount or amounts, as the case may be of the total insurance coverage allocated to the Premises, which amount(s) shall not be less than the amount(s) required under Section 6.02.

(b) The amounts so specified in such policy or policies or in the written statement or certificate described in subsection (a) above, shall be sufficient to prevent any one of the insured parties thereunder, including Landlord, from becoming a co-insurer within the terms of the applicable policy or policies.

(c) Any such policy or policies shall not, as to Landlord's coverage thereunder, be subject to invalidation as a result of any act or omission by Tenant of any kind whatsoever.

(d) The blanket policy or policies shall, with respect to the Premises, otherwise comply with all other requirements set forth in Section 6.02, including without limitation, the requirements related to coverage and endorsements.

6.04 Indemnity.
Tenant shall indemnify and hold harmless Landlord from all loss, claim, demand, damage, liability, or expense, including attorneys' fees, resulting from anyinjury to or death of any person or any loss of or damage to any property caused by or resulting from any act, omission, or negligence of Tenant or any officer, employee, agent, contractor, licensee, guest, invitee, or visitor of Tenant in or about the Premises or the Building. The foregoing provision shall be construed to make Tenant responsible for loss, damage, liability or expense resulting from injuries to third parties caused by any act or omission of Landlord or of any officer, employee, agent contractor, invitee or visitor of Landlord. Landlord shall not be liable for any loss or damage to person, property or Tenant's business sustained by Tenant, or other persons, which may be caused by the Building or the Premises, or any appurtenances thereto, being out of repair or by the bursting or leakage of any water, gas, sewer, or steam pipe, or by theft, or by any act of neglect of any tenant or occupant of the Building, or of any other person, or by any other cause whatsoever, unless caused by the gross negligence of Landlord.

6.05 Waiver of Recovery.
Regardless of fault or negligence, Landlord and Tenant hereby waive and release any claim arising in favor of one against the other, or anyone claiming through either of them (including any insurance company insuring either of them for any loss) by way of subrogation or otherwise, for any loss of or damage to any property of either which loss or damage is recovered under any such insurance policies. Said waiver shall be in addition to any other waiver or release contained in this Lease with regard to loss or damage to property of either. Landlord and Tenant shall request its insurers to consent to such waiver and agree to waive all rights of subrogation against the other party. If the insurer shall impose a fee for consenting to such waiver, the party benefitting shall pay the cost imposed.

6.06 Concurrent Insurance.
Except with respect to the liability insurance required to be carried bySection[6.02-2 or 6.02-3] hereof, neither Landlord nor Tenant shall procure insurance concurrent in form, or contributing in the event of loss, with that insurance required by Section 6.02 to be furnished by Tenant unless both Landlord and Tenant are named in such insurance as the insured thereunder, with loss payable as required by this Lease. Landlord and Tenant each agree to notify the other immediately in writing upon the procurement of such separate insurance.

6.07 Increased Cost/Additional Coverage.
Tenant shall not keep or use in or upon the Premises any article or substance which may be prohibited by any insurance policy in force from time to time covering the Premises or the Building, and Tenant shall not, directly or indirectly, make any use of the Premises which may jeopardize any insurance covering the Premises or the Building, or may increase the cost of such insurance, or which may require additional insurance coverage. If the occupancy of the Premises, the conduct of business in the Premises or any act or omission of the Tenant in or about the Premises causes or results in any increase in premiums for the insurance carried from time to time by the Landlord with respect to the Premises and/or the Building or causes or results in the need for additional insurance coverage, then Tenant shall pay to Landlord promptly upon demand thereof the cost of such increase in premiums or the cost of such additional coverage, as applicable.

SECTION 7. DAMAGE AND DESTRUCTION

7.01 Damage Repair.
In the event the Building or the Premises shall be destroyed or rendered untenantable either in whole or in part by fire or other casualty, Landlord may at its option restore the Building or premises to as near their previous condition as is reasonably possible. In the meantime, unless the damage was caused by acts, omissions, or negligence of Tenant, its agents, employees, contractors, or invitees, the rent shall be abated in the same proportion as the untenantable portion of the Premises bears to the whole thereof. But, unless Landlord within thirty (30) days after the happening of any such casualty shall notify Tenant of its election to restore, this Lease shall not continue and Landlord shall commence the necessary restoration. Such restoration by Landlord shall not include replacement of Tenant's trade fixtures, furniture, equipment, or other items that do not become part of the Building or any improvements to the Premises in excess of those provided for in the allowance for building standard items as of the Commencement Date of this Lease. The Tenant at no cost to the Landlord shall perform Restoration of the Premises required beyond Landlord's obligation. If Landlord shall elect to notify Tenant that Landlord shall not restore, this Lease shall terminate as of the date of the occurrence and Tenant shall promptly vacate the Premises. Upon vacating, any prepaid rent from date of vacating shall be refunded to Tenant.

7.02 Delay Beyond Landlord's Control.
No penalty shall accrue to Landlord to delay in commencing or completing repairs caused by adjustment of insurance claims, government requirements, or any cause beyond Landlord's reasonable control.

7.03 Business Interruption.
No damages, compensation, or claim shall be payable by Landlord for inconvenience, loss of business, or annoyance arising from any repair or restoration of any portion of the Premises or of the Building. Landlord shall use commercially reasonable efforts to affect such repairs promptly and in such manner as not to unreasonably interfere with Tenant's occupancy.

7.04 Tenant Improvement.
Landlord will not carry insurance of any kind on any improvements, additions, or alterations made and paid for by Tenant or Tenant's furniture or furnishings or on any fixtures, equipment, improvements, or appurtenances of Tenant under this lease, and Landlord (except as provided by law by reason of its negligence) shall not be obligated to repair any damage thereto or replace the same. Landlord shall be obligated to make repairs or restoration only of those portions of the Premises that were originally provided at Landlord's expense. The repair and restoration of items not provided at Landlord's expense shall be the obligation of Tenant.

7.05 Destruction During Last Year of Term.
In case the Building shall be substantially destroyed by fire or other causes at any time during the last year of the term of this Lease, either Landlord or Tenant may terminate this Lease upon written notice to the other party hereto given within thirty (30) days of the date of such destruction.

7.06 Mutual Release.
Upon any termination of this Lease as a result of damage or destruction of the Building or Premises as provided herein, the parties shall be released thereby without further obligation to the other from the date possession of the Premises is surrendered to Landlord, except for rent and any other monies which have accrued and are then unpaid.

SECTION 8. CONDEMNATION

8.01 Condemnation; Award; Termination.
If the Building or Premises shall be taken or condemned for any public purpose or for any reason whatsoever, to such an extent as to render either or both untenantable, either Landlord or Tenant shall have the option to terminate this Lease effective as of the date of taking or condemnation. If the taking or condemnation does not render the Building and the Premises untenantable, this Lease shall continue in effect and Landlord shall promptly restore the portion not taken, to the extent possible, to the condition existing prior to the taking. In such event, however, Landlord shall not be required to expend an amount in excess of the proceeds received by Landlord from the condemning authority. If, as a result of such restoration, the area of the Premises is reduced, the rental shall be reduced proportionately. All proceeds from any taking or condemnation shall be paid to Landlord. Tenant waives all claims against such proceeds. A voluntary sale or conveyance in lieu of, but under the threat of, condemnation shall be considered a taking or condemnation for public purpose.

8 .02 Partial Taking of Building and/or Premises Making Space Untenantable. If a portion of the Building or Premises is taken or condemned and the remainder is, in Landlord's opinion, not economically usable, Landlord shall notify Tenant of the termination of the Lease effective as of the date of taking and any prepaid rent shall be refunded to Tenant.

8.03 Partial Taking of Premises and Tenant ability.
If a portion of the Premises is taken or condemned and the remainder is, in Landlord's opinion, economically usable, this Lease shall terminate as to the portion taken, effective as of the date of taking and continue as to the remainder. Landlord shall, to the extent reasonably possible, repair and restore the remainder to its condition as of the date of taking. Any prepaid rent shall be applied against subsequent rental due.

8.04 Voluntary Sale.
A voluntary sale or transfer in lieu of, but under the threat of, condemnation shall be considered a taking or condemnation.

8.05 Award.
Landlord shall be entitled to all compensation paid as a result of such taking or condemnation without participation by Tenant. Tenant may pursue a claim against the condemning authority for loss of business, cost of relocation, or cost of removal of Tenant's trade fixtures, furniture, and equipment only if such claim does not diminish or adversely affect the compensation to be paid to Landlord.

SECTION 9. SURRENDER OF PREMISES
9.01 Surrender at Termination.
Upon termination of this Lease whether caused by lapse of time or otherwise Tenant shall:

(a) Remove Tenant's goods and effects and those of all persons claiming under Tenant at Tenants expense.

(b) Deliver all keys to the Premises to Landlord.

(c) Surrender at once possession of the Premises to Landlord.

If Tenant caused the Premises to be improved with other than building standard ceiling suspension system, acoustical tile ceiling, fluorescent light fixtures, millwork detail, doors, door frames, hardware, or hard surface floor tile and base, or any corridor adjacent to the core of the Building to be other than building standard width and construction, Tenant shall pay to Landlord an amount equal to the cost to replace all such non-standard items with the then building standard items and the cost to replace all such non-standard corridors with corridors of building standard width and construction.

9.02 Failure to Surrender.
If possession of the Premises is not immediately surrendered, Landlord may take possession of the Premises and expel or remove Tenant and any other person occupying all or a portion of the Premises, by force if necessary, without civil or criminal liability.

9.03 Title to Improvements.
Except for movable office furnishings, all improvements, alterations or additions made by either Landlord or Tenant within the Premises shall become the property of Landlord when the Premises are vacated by Tenant and shall remain upon and be surrendered with the Premises without compensation to Tenant. Except for damage by fire or casualty, the maintenance and care of such improvements during the term of this Lease shall be the responsibility of Tenant. Wall paneling, closets, built-in cabinets, sinks, doors, floor coverings, and built-in units of all kinds are improvements that become the property of Landlord. Wall hung office furniture, Tenant provided the reasonably estimated amount to cap plumbing may remove refrigeration-sink units and other electrical appliances and repair screw holes or other damage is paid to Landlord prior to removal.

9.04 Removal of Furniture and Trade Fixtures-Abandonment.
All furniture, movable trade fixtures, and installed by Tenant may be removed by Tenant at termination of the Lease. All such removals shall be accomplished in a workmanlike manner so as not to damage the Premises or the Building, including the structure or structural qualities of the Building or the plumbing, electrical lines, or utilities. Any such furniture, movable trade fixtures, and equipment not promptly removed by Tenant shall be deemed conclusively to have been abandoned by Tenant and may be appropriated, sold, destroyed, or otherwise disposed of by Landlord without notice to Tenant or obligation to compensate Tenant or to account therefore. Tenant shall pay Landlord, on demand, all costs incurred by Landlord in connection with such abandonment.

9.05 Surrender Written Acceptance Necessary.
No act or omission by Tenant, its agents, or during the lease term, including delivery of keys to any of Landlord's agents or employees, shall be deemed an acceptance of a surrender of the Premises and no agreement to accept surrender of the Premises shall be valid unless it is presented in writing and signed by Landlord.


SECTION 10. DEFAULT; EVENTS; REMEDIES
10.01 Events of Default.
The occurrence of any one of the following events shall constitute a default of this Lease by Tenant:

(a) Failure of Tenant to make any payment of rent or other required payment when due and when such failure continues for a period of ten (10) days after mailing of written notice by Landlord to Tenant. No notice shall be necessary if two such notices have been given during the preceding twelve (12) month period.

(b) Failure by Tenant to take possession of the Premises within ten (10) days following commencement of this Lease.

(c) Vacating or abandonment of all or a substantial portion of the Premises.

(d) Failure of Tenant to comply with any provision of this Lease other than payment of rent, with such failure continuing for ten (10) days after mailing of written notice by Landlord to Tenant specifying the nature of non-compliance by Tenant with reasonable particularity provided. However, if the nature of Tenant's default is such that more than ten (10) days are reasonably required for its cure, Tenant shall not be in default if Tenant immediately commences or has commenced such cure and thereafter diligently proceeds to cure such default (within thirty (30) days).

(e) The making of an assignment or general arrangement for the benefit of creditors by Tenant or any guarantor of Tenant's obligations under the Lease.

(f) The filing by Tenant or any guarantor of Tenant's obligations under this Lease of a petition under any section or chapter of the present Federal Bankruptcy Act (or foreign equivalent) or amendment thereto or under any similar law or statute of the United States (or foreign country) or any state (or province) thereof. Or, the failure of the dismissal, within ten (10) days after the filing of an involuntary petition of bankruptcy or insolvency against Tenant or guarantor of Tenant's obligations.

(g) The appointment of a receiver or trustee for all or substantially all the assets of Tenant or any guarantor of Tenant's obligations under this Lease. Such receivership shall not have been terminated or stayed within the time permitted by law.

(h) The attachment, execution or other judicial seizure of substantially all of Tenant's assets located in the Premises or of Tenant's interest in this Lease where such seizure is not discharged within thirty (30) days.

10.02 Remedies in Event of Default.
Upon the occurrence of any event of default, Landlord shall have the option to do any one or more of the following without any notice or demand.

10.03 Termination of Lease.
Terminate this Lease, in which event Tenant shall immediately surrender the Premises to Landlord. If Tenant shall fail to do so, Landlord may without notice and prejudice to any other remedy available, enter and take possession of the Premises and remove Tenant or anyone occupying the Premises and its effects without being liable to prosecution or any claim for damages. Tenant shall indemnify Landlord for all loss and damage suffered by Landlord because of such termination whether through inability to relet the Premises or otherwise, including any loss of rent for the remainder of the term of this Lease. If Landlord elects to terminate this Lease, Tenant's liability to Landlord for damages shall survive such termination.

10.04 Acceleration of Rent.
Declare the entire amount of all rent past due as well as that which would have become due and payable during the remainder of the term of this Lease to be due and payable immediately. In this event, Tenant shall pay the same to Landlord immediately. Such payment shall constitute payment of past due rent and payment in advance of the rent stipulated for the remainder of the Lease term. Acceptance by Landlord of the payment of such rent shall not constitute a waiver of any then existing default occurring thereafter.

10.05 Reletting of Premises.
Enter upon and take possession of the Premises as agent of Tenant without terminating this Lease and without being liable to prosecution or any claim for damages. Landlord may relet the Premises and in that connection may make any suitable alterations or refurbish the Premises, or both, or change the character or use of the Premises. Landlord shall not be required to relet for any use or purpose other than that specified in this Lease or which Landlord may reasonably consider injurious to the Premises, or to any tenant, which Landlord may consider objectionable.

Landlord may relet all or any portion of the Premises alone or in conjunction with other portions of the Building for a term longer or shorter than the term of this Lease at a rental rate greater or less than the then current rental rate provided in this Lease and upon such other terms (Including the granting of concessions) as Landlord solely determines to be acceptable. If Landlord elects to reenter and relet all or any portion of the Premises, Landlord be entitled to recover as damages immediately, without waiting until the due date of any future rent, or until the date fixed for expiration of this Lease, the total of all rent owed and unpaid as of the date of the default. The Landlord can also recover the costs of reentry and reletting including without limitation the cost of any cleanup, refurbishing, removal of Tenant's property and fixtures, expenses from Tenant's failure to quit the Premises and to leave them in the required condition, any remodeling costs, attorneys' fees, court costs, brokers' commissions, advertising costs, and the difference between the rent and all of Tenant's other obligations under this Lease and the actual rent received by Landlord from the Premises for the period commencing with the date of the default and continuing through the date designated as the expiration date of this Lease.

No such reentry or taking possession of the Premises shall be construed as an election on Landlord's part to terminate this Lease unless a written notice of such intention is given to Tenant. Landlord, however, shall have no duty to relet the Premises and Landlord's failure to do so shall not release Tenant's liability for rent or damages. If Landlord elects to enter and relet the Premises, the Landlord may at any time thereafter elect to terminate this Lease for Tenant's default. If Landlord takes possession of Premises, Landlord shall have the right to rent any available space in the Building before reletting or attempting to relet the Premises.

9.06 Landlord's Right to Perform.
Tenant is obligated to do by provisions of this Lease and may enter the Premises without being liable to prosecution or claim for damages in order to accomplish this purpose. Tenant shall reimburse Landlord immediately upon demand for any expenses, which Landlord may incur in complying with the terms of this Lease on behalf of Tenant. Landlord shall not be liable for any damages to Tenant from such action, whether caused by negligence of Landlord or otherwise.

10.07 Remedies Cumulative.
The remedies, as set forth and available to Landlord because of the default of Tenant, shall be in addition to and shall not exclude any other remedy available to Landlord under this Lease or applicable law.

10.08 Waiver of Redemption Rights.
Tenant for itself and on behalf of any and all persons claiming through or under it, including creditors of all kinds, does hereby waive and surrender all right and privilege which they or any of them might have under or by reason of any present or future law, to redeem the Premises or to have a continuance of this Lease for its remaining term after having been dispossessed or ejected from the Premises by process of law or under the terms of this Lease or after the termination of this Lease as herein provided.

SECTION 11. GENERAL PROVISIONS

11.01 Waiver.
No provisions of this Lease shall be deemed to have been waived by Landlord unless such waiver is in writing and is signed by Landlord. Landlord's waiver of a breach of any term or condition of this Lease shall not prevent a subsequent act, which would have originally constituted a breach, from having the effect of any original breach. Landlord's receipt of rent with knowledge of a breach by Tenant of any term or condition of this Lease shall not prevent a subsequent act, which would have originally constituted a breach, from having the effect of any original breach. Landlord's receipt of rent with knowledge of a breach by Tenant of any term or condition of this Lease shall not be deemed a waiver of such breach.

Landlord's failure to enforce against Tenant or any other Tenant of the Building any of the rules or regulations made by Landlord shall not be deemed a waiver of such rules or regulations. No act or thing done by Landlord, its agents or employees during this Lease Term shall be deemed an acceptance of a surrender of the Premises and no agreement to accept a surrender of the Premises shall be valid unless it is in writing and is signed by Landlord. The delivery of keys to any of Landlord's agents or employees shall not serve to terminate this Lease or surrender the Premises. No payment by Tenant or receipt by Landlord, of a lesser amount than the rent due shall be deemed to be other than on account of the earliest stipulated rent, nor shall any endorsement or statement on any check or any letter accompanying a payment as rent be deemed an accord and satisfaction. Landlord may accept such check or payment without prejudice to Landlord's right to recover the balance of such rent or pursue any other remedy available to Landlord.

11.02 Holding Over.
If Tenant shall fail to vacate the Premises upon expiration or sooner termination of this Lease, Tenant shall be a month-to-month Tenant and subject to all laws of the [state or province] in which the Building is situated applicable to such tenancy. The rent to be paid Landlord by Tenant during such continued occupancy shall be one hundred fifty percent (150%) of the base rent being paid by Tenant as of the date of expiration or sooner termination.

11.03 Removal Of Property.
If Tenant shall fail to remove any of its property of any nature from the Premises or Building at the termination of this Lease or when Landlord has the right of re-entry, and if Landlord fails to elect to pursue any remedies available to Landlord as provided in this Lease relative to removal or disposition of Tenant's property remaining in the Premises or Building, Landlord may, at its option, immediately remove and store said property without liability for loss or damage, such storage to be for the account and at the expense of Tenant. In the event that Tenant shall not pay the cost of storing any such property after it has been stored for a period of thirty (30) days or more, Landlord may at its option sell, or permit to be sold, any or all such property at public or private sale, in such manner and at such times and places as Landlord, in its sole discretion, may deem proper, without notice to Tenant. The proceeds of such sale may be applied (i) to the cost and expense of such sale, including reasonable attorneys' fees actually incurred; (ii) to the payment of the cost for storing such property; (iii) to the payment of any other money, which may then be or thereafter become due Landlord from Tenant under any of the terms of this Lease; and (iv) the balance if any to Tenant.

11.04 Notices.
All notices or other communications between the parties shall be in writing and shall be delivered by personal delivery, commercially recognized overnight courier, or prepaid United States registered or certified mail, receipt requested, addressed as set forth below. If any notice is delivered in person or by overnight courier, such notice shall be deemed duly given upon receipt. If any notice is delivered by United States registered or certified mail, return receipt requested, such notice shall be deemed duly given upon the earlier of receipt or three (3) days after deposit with the United States mail service. Landlord and Tenant may from time to time by written notice to the other designate another address for receipt of future notices. All notices and other communications shall be addressed and sent to the following addresses:



 To Tenant:                             To Landlord:
 MicroSpectacular, Inc.                 COFCO Investment Company, L.L.C.
 668 North 44th Street, Suite 241       668 North 44th Street, Suite 233
 Phoenix, Arizona 85008                 Phoenix, Arizona 85008
 Attn: Peter H. Jacobs, President       Attn: Allen R. Bowman, President
 Attn: Lynn Marzonie, Controller        Attn: Rob Reblin, Controller


11.05 Consent Not Unreasonably Withheld.
Unless otherwise specifically provided, whenever consent approval of Landlord or Tenant is required under the terms of this Lease, such consent or approval shall not be unreasonably withheld or delayed. Tenant's sole remedy if Landlord unreasonably withholds or delays consent or approval shall be an action for specific performance and Landlord shall not be liable for damages. If either party withholds any consent or approval, such party shall on written request deliver to the other party a written statement giving the reasons therefore.

11.06 Attorneys' Fees.
If either Landlord or Tenant commences or engages in or threatens to commence or engage in any action or litigation or arbitration against the other party arising out of or in connection with the Lease, the Premises or the Building, including but not limited to any action for recovery of any payment owed by either party under the Lease, or to recover possession of the Premises, or for damages for breach of the Lease, the prevailing party shall be entitled to have and recover from the losing party reasonable attorneys' fees and other costs incurred in connection with and preparation for such action.

If Landlord becomes involved in any litigation or dispute, threatened or actual, by or against anyone not a party the Lease, but arising by reason of or related to any act or omission of Tenant or Tenant's agents, contractors, employees, licensees, directors, officers, partners, trustees, visitors, or invitees, Tenant agrees to pay Landlord's reasonable attorneys' fees and other costs incurred in connection with the litigation or dispute regardless of whether a lawsuit is actually filed.

11.07 Time Of The Essence.
In all instances where the terms and provisions of this Lease to pay any sum or to do any act at a particular time or it is understood and agreed within an indicated period require Tenant, it is understood and agreed that time is of the essence.

11.08 Arbitration.
These procedures will govern any arbitration to this lease:
a) Arbitration will be commenced by a written demand made by Landlord or Tenant upon the other. The written demand will contain a statement of the question to be arbitrated and the name and address of the arbitrator appointed by the demandant. Within ten (10) days after its receipt of the written demand, the other will give the demandant written notice of the name and address of its arbitrator. Within ten (10) days after the date of the appointment of the second arbitrator, the two arbitrators will meet. If the two arbitrators are unable to resolve the question in dispute within ten (10) days after their first meeting, they will select a third arbitrator. The third arbitrator will be designated as chairman and will immediately give Landlord and Tenant written notice of its appointment. The three arbitrators will meet within ten (10) days after the appointment of the third arbitrator. If they are unable to resolve the que3stion in dispute within ten (10) days after their first meeting, the third arbitrator will select a time, date, and place for a hearing and will give Landlord and Tenant thirty (30) days' prior written notice of it. The date for the hearing will not be more than sixty (60) days after the date of appointment of the third arbitrator. The first two arbitrators may be partial. The third arbitrator must be neutral. All of the arbitrators must have these qualifications: (Qualifications of arbitrators)

b) At the hearing, Landlord and Tenant will each be allowed to present testimony and tangible evidence and cross-examine each other's witnesses. The arbitrators may make additional rules for the conduct of the hearing or the preparation for it. The arbitrators will render their written decision to Landlord and Tenant not more than thirty (30) days after the last day of the hearing.

c) If the one of whom arbitrator is demanded fails to appoint its arbitrator within the time specified or if the two arbitrators appointed are unable to agree on an appointment of the third arbitrator within the time specified, either Landlord ort Tenant may petition a justice of the Phoenix court of the State of Arizona to appoint a third arbitrator. The petitioner will give the other five (5) days' prior written notice before filing the petition.
d) The arbitrator will be governed by the Arbitration Law of the State of Arizona, and when not in conflict with such law, by the general procedures in the Commercial Arbitration Rules of the American Arbitration Association.
e) The arbitrators will not have power to add to modify, detract from, or alter in any way the provisions of this lease or any amendments or supplements to this lease. The written decision of at least two arbitrators will be conclusive and binding upon landlord and tenant. No arbitrator is authorized to make an award of punitive or exemplary damages.

f) Landlord and Tenant will each pay for the services of its appointees, attorneys, and witnesses, plus one-half (1/2) of all other proper costs relating to the arbitration.

g) The decision of the arbitrators will be final and non-appealed, and may be enforced according to the laws of the State of Arizona.

11.09 Designated Parties.
Landlord may act in any matter provided for herein by its property manager or any other person who shall from time to time be designated by Landlord by notice to Tenant. Tenant may designate in writing a person to act on its behalf in any matter provided for herein and may by written notice change such designation. In the absence of such designation, the person or persons executing this Lease for shall be deemed to be authorized to act on behalf of Tenant in any matter provided for herein.

11.10 Successors.
All covenants, agreements, terms, and conditions in this Lease shall apply to and be binding upon Landlord and Tenant and their respective heirs, executors, administrators, successors, and permitted assignees.

10.11 Joint And Several Liability.
If there is more than one Tenant, the obligations imposed by this Lease upon Tenant shall be joint and several. If there is a guarantor of Tenant's obligations, the obligation imposed on Tenant shall be joint and several obligations of Tenant and such Guarantor. Landlord need not first proceed against the Tenant before proceeding against such Guarantor. The Guarantor shall not be released from its guaranty for any reason whatsoever including amendments to the Lease, waivers of default of Tenant, failure to give the Guarantor any notices to be given Tenant, or release of any party liable for payment of Tenant's obligations under this Lease.

11.12 Merger.
The voluntary or other surrender of this Lease by Tenant the cancellation of this Lease by mutual agreement of Landlord and Tenant shall not work a merger and shall, at Landlord's option, terminate all or any subleases or subtenancies. Landlord's option shall be exercised by notice to Tenant and all known tenants under any sublease or subtenancy.

11.13 Relationship Of Parties.
Nothing contained in this Lease shall create any of Landlord and Tenant. It is acknowledged and agreed that Landlord does not in any way or for any purpose become a partner of Tenant in the conduct of Tenant's business or a joint venturer or a member of a joint or common enterprise with Tenant.

11.14 Entire Agreement -- Captions.
Tenant acknowledges and agrees that it has not relied upon any statement, representation, agreement or warranty except such as may be expressly set forth in this Lease. It is agreed by Landlord and Tenant that no amendment or modification of this Lease shall be valid or binding unless executed in writing by Landlord and Tenant. No provision of this Lease shall be altered, waived, amended, or extended except in writing executed by Landlord and Tenant. The Section headings contained in this Lease are for convenience only and shall in no way enlarge or limit the scope or meaning of the provisions of this Lease.

11.15 Severability.
If any clause or provision of this Lease is held to be illegal, invalid or unenforceable under present or future law effective during the term of this Lease, the remainder of this Lease shall not be affected thereby. In lieu of such clause or provision being held to be illegal, invalid, or unenforceable, there shall be added, as a part of this Lease, a clause or provision as similar in terms as possible that shall be legal, valid, and enforceable.

11.16 Gender.
Words of any gender used in this Lease shall be held and construed to include any other gender. Words in the singular number shall be held to include the plural unless the context otherwise requires.

11.17 Building Name.
Landlord reserves the right at any time and from time to time to change the name by which the Building is designated.

11.18 Brokerage Commissions.
Tenant and Landlord each represents and warrants that it has dealt with no broker, agent, or finder on account of this Lease, other than the following brokers, Insignia/ESG (the "Broker"). Landlord and Tenant each agrees to defend, indemnify, and hold harmless the other from and against any and all claims, damages and costs, including attorneys' fees, in connection with any claim for brokerage, finder's or similar fees, or compensation related to this Lease other than from the Broker, which may be made or alleged as a result of acts or omissions of that party.

11.19 Corporate Authority.
If Tenant is a corporation, Tenant warrants that it has legal authority to operate and is authorized to do business in the state (province) in which the Premises are situated. Tenant also warrants that the person or persons executing this Lease on behalf of Tenant has authority to do so and fully obligate Tenant to all terms and provisions of this Lease. Tenant shall, upon request from Landlord, furnish Landlord with a certified copy of resolutions of the Board of Directors authorizing this Lease and granting authority to execute it to the person or persons who have executed it on Tenant's behalf.

11.20 Governing Law.
This Lease shall be governed by, construed and enforced in accordance with the laws of Arizona.

11.21 Force Majeure.
Landlord shall not be required to perform any term, condition or covenant in this Lease so long as such performance is delayed or prevented by acts of God, strikes, lockouts, material or labor restrictions by any governmental authority, civil riot, floods, or any other cause not reasonable within the control of Landlord, and which, by the exercise of due diligence, Landlord is unable, wholly or in part, to prevent or overcome, as long as Landlord diligently proceeds to correct such situation.

11.22 Recordation.
Tenant shall not record this Lease without the prior written consent of the Landlord. Either party shall upon request of the other party execute and acknowledge a "short form" memorandum of this Lease for recording purposes. The cost of preparation and recording the memorandum shall be borne by the party requesting execution of the memorandum.

SECTION 12. Exhibits

12.01 Exhibits.
The contents and provisions set out in any Exhibits attached hereto are incorporated herein by reference and made a part hereof. If any provisions or provisions set out in said Exhibits are in conflict with any other provisions of this Lease, the provisions set forth in said Exhibit shall be controlling.



 TENANT                  LANDLORD
 MicroSpectacular, Inc.  COFCO Investment Company, L.L.C.
 \s \Peter H. Jacobs     \s\Robert Reblz
 By: Peter H. Jacobs     By: Robert Reblz
 Its President           Its Controller
 05/16/00                05/16/2000

                                  Exhibit "A"
                                   FLOOR PLAN


                                   Exhibit "B"

                          BUILDING RULES AND REGULATIONS

1. Tenant shall not obstruct or interfere with the rights of other tenants of the Building, or of persons having business in the Building, or in any way injure or annoy such Tenants or persons.

2. Tenant shall not use the Building for lodging, sleeping, cooking or for any immoral or illegal purpose or for any purpose that will damage the Building or the reputation thereof or for any purposes other than those specified in the Lease.

3. Canvassing, soliciting and peddling in the Building are prohibited and Tenant shall cooperate to prevent such activities.

4. Tenant shall not bring or keep within the Building any animal, bicycle, or motorcycle.

5. Tenant shall not conduct mechanical or manufacturing operations, cook or prepare food, or place or use any flammable, combustible, explosive or hazardous fluid, chemical device, substance or material in or about the Building without the prior written consent of Landlord. Tenant shall comply with all rules, orders, regulations, and requirements of the applicable Fire Rating Bureau, or any other similar body, and Tenant shall not commit any act or permit any object to be brought or kept in the Building that shall increase the rate of fire or casualty insurance on the Building or on property located therein.

6. Tenant shall not use the Building for manufacturing or for the storage of goods, wares, or merchandise, except as such storage may be incidental to the use of the Premises for general office purposes and except in such portions of the Premises as may be specifically designated by Landlord for such storage. Tenant shall not occupy the Building or permit any portion of the Building to be occupied for the manufacture or direct sale of liquor, narcotics or tobacco in any form. Also, unless the terms of Tenant's Lease specifically permit otherwise, the Building shall not be used as a medical office, barber shop, manicure shop, music, or dance studio, or employment agency. Tenant shall not conduct in or about the Building any auction, public or private, without the prior written approval of Landlord.

7. Tenant shall not install for use in the Building any air conditioning unit, engine, boiler, generator, machinery, heating unit, stove, water cooler, ventilator, radiator, or any other similar apparatus without the prior written consent of Landlord and then only as Landlord may direct.

8. Tenant shall not use in the Building any machines other than standard office machines such as typewriters, calculators, copy machines, personal computers, and similar machines, without the prior written approvals of Landlord. All office equipment and any other device of any, electrical, or mechanical nature shall be placed by tenant in the Premises in settings approved by Landlord so as to absorb or prevent any vibration, noise, or annoyance. Tenant shall not cause improper noises, vibrations, or odors within the Building.

9. Tenant shall move all fright, supplies, furniture, fixtures, and other personal property into, within and out of the Building only at such times and through such entrances as may be designated by Landlord, and such movement of such items shall be under the supervision of Landlord. Landlord reserves the right to inspect all such freight, supplies, furniture, fixtures, and other personal property to be brought into the Building and to exclude from the Building all such objects which violate any of these rules and regulations or the provisions of the Lease. Tenant shall not move or install such objects in or about the Building in such a fashion as to unreasonably obstruct the activities of other tenants. All such moving shall be at the sole expense, risk, and responsibility of Tenant. Tenant shall not use in the delivery, receipt, or other movement of freight, supplies, furniture, fixtures, and other personal property to, from or within the Building, any hand trucks other than those equipped with rubber tires and side guards.

10. Tenant shall not place within the Building any safes, copy machines, computer equipment, or other objects of unusual size or weight, nor shall Tenant place within the Building any objects that exceed the floor weight specifications of the Building without the prior written consent of Landlord. Landlord shall prescribe the placement and positioning of all such objects within the Building and such objects shall in all cases be placed upon plates or Landlord shall prescribe footings of such size as.

11. Tenant shall not deposit any trash, refuse, cigarettes, or other substances of any kind within or out of the Building, except in the refuse containers provided therefore. Tenant shall not introduce into the Building any substance which might add an undue burden to the cleaning or maintenance of the Premises or the Building. Tenant shall exercise its best efforts to keep the sidewalks, entrances, passages, courts, lobby areas, garages, or parking areas, elevators, escalators, stairways, vestibules, public corridors, and halls in and about the Building (hereinafter "Common Areas") clean and free from rubbish.

12. Tenant shall use the Common Areas only as a means of ingress and egress and Tenant shall permit no loitering by any persons upon Common Areas or elsewhere within the Building. The Common Areas and roof of the Building are not for the use of the general public, and Landlord shall in all cases retain the right to control or prevent access thereto by all persons whose presence, in the judgment of Landlord, shall be prejudicial to the safety, character, reputation, or interests of the Building and its tenants. Tenant shall not enter the mechanical rooms, air conditioning rooms, electrical closets, janitorial closets, or similar areas or go upon the roof of the Building without the prior written consent of Landlord.

13. Tenant shall not use the washrooms, restrooms, and plumbing fixtures of the Building, and appurtenances thereto, for any other purposes than the purposes for which they were constructed, and Tenant shall not deposit any sweepings, rubbish, rags or other improper substances therein. Tenant shall not waste water by interfering or tampering with faucets or otherwise. If Tenant or Tenants servants, employees, agents, contractors, jobbers, licenses, invitees' guests, or visitors cause any damage to such washrooms, restrooms, plumbing fixtures, or appurtenances, such damage shall be repaired at tenants expense and Landlord shall not be responsible therefore.

14. Tenant shall not mark, paint, drill into, cut, string wires within, or in any way deface any part of the Building, without the prior written consent of Landlord and as Landlord may direct. Upon removal of any wall decorations or installations of floor coverings by Tenant, tenant at tenant's sole cost and expense shall repair any damage to the walls or floors. Without limitation upon any of the provisions of the Lease, Tenant shall refer all contract representatives, installation technicians, janitorial workers and other mechanics, artisans, and laborers rendering any service in connection with the repair, maintenance, or improvement of the Premises to Landlord for Landlord's supervision, approval, and control before performance of any such service. This paragraph 14 shall apply to all work performed in the Building, including without limitation installation of telephones, computers, electrical, and electronic devises of any kind and attachments and installations of any nature affecting floors, walls, woodwork, trim, windows, ceilings, equipment, or any other portion of the Building. Plans and specifications for such work prepared at Tenants sole expense, shall be submitted to Landlord and shall be subject to Landlords prior written approval in each instance before the commencement of work. Tenant shall construct all installations, alterations, and additions in a good and professional manner and only good grades of materials shall be used in connection therewith. The means by which telephone, computer and similar wires are to be introduced to the Premises and the location of telephones, call boxes, and other office equipment affixed to the Premises shall be subject to the prior written approval of Landlord. Tenant shall not lay linoleum or similar floor coverings so that the same shall come into direct contact with the floor of the Premises. If linoleum or other similar floor covering is to be used, an interlining of builders deadening felt shall be first affixed to the floor, by a paste or other material soluble in water. The use of cement or other similar adhesive material is expressly prohibited.

15. Landlord shall have the right to prohibit any publicity, advertising, or use of the name of the Building by tenant, which in Landlord's opinion tends to impair the reputation of the Building or its desirability as a building for offices. Upon written notice from Landlord, Tenant shall refrain from or discontinue any such publicity, advertising, or use of the Building Name.

16. The sashes, sash doors, skylights, windows, and doors that reflect or admit light or air into the Common Areas shall not be covered or obstructed by Tenant through placement of objects upon windowsills or otherwise. Tenant shall cooperate with Landlord in obtaining maximum effectiveness of the cooling system of the Building by closing drapes and other window coverings when the sun's rays fall upon windows of the Premises. Tenant shall not obstruct, alter, or in any way impair the efficient operation of Landlord's heating, ventilating, air conditioning, electrical, fire, safety, or lighting systems, nor shall Tenant tamper with or change the setting of any thermostat or temperature control valves in the Building.

17. Subject to applicable fire or other safety regulations, all doors opining onto Common Areas and all doors upon the perimeter of the Premises shall be kept closed and locked during non-business hours, except when in use for ingress or egress. If Tenant uses the Premises after regular business hours or on non-business days, Tenant shall lock any entrance doors to the Building or to the Premises used by tenant immediately after using such doors.

18. Employees of Landlord shall not be requested by Tenant to receive or carry messages for or to tenant or any other person, nor contract with nor render free or paid services to tenant or Tenants servants, employees, contractors, jobbers, agents, invitees, licensees, guests, or visitors. In the event that any of Landlords employees perform any such services, such employees shall be deemed to be agents of Tenant regardless of whether or how payment is arranged for such services. Tenant herby indemnifies and holds Landlord harmless from any and all liability in connection with any such services and any associated injury or damage to property or injury or death to persons resulting there from.

19. All Keys to the exterior doors of the Premises shall be obtained by tenant from Landlord, and Tenant shall pay to Landlord a reasonable deposit determined by Landlord from time to time for such keys. Tenant shall not make duplicate copies of such keys. Tenant shall not install additional locks or bolts of any kind upon any of the doors or windows of or within the Building nor shall Tenant make any changes in existing locks or mechanism thereof. Tenant shall upon the termination of its tenancy provide Landlord with the combinations to all combination locks on safes, safe cabinets, and other key-controlled mechanisms therein, whether or not Landlord furnished such keys to tenant. In the event of the loss of any key furnished to tenant by Landlord, tenant shall pay to Landlord the cost of replacing the same or of changing the lock or locks opened by such lost key if Landlord shall be deemed it necessary to make such a change.

20. Landlord shall in no case be liable for damages for the admission or exclusion of any person from the Building. In case of invasion, mob, riot, public excitement, or other commotion, Landlord reserves the right to prevent access to the Building for the safety of Tenants and protection of property in the Building.

21. For purposes hereof, the terms "Landlord", "Tenant", "Building", and "Premises" are defined in the Lease to which these Rules and Regulations are attached. Wherever Tenant is obligated under these Rules and Regulations to do or refrain from doing an act or thing, such obligation shall include the exercise by tenant of its best efforts to secure compliance with such obligation by the servants, employees, contractors, jobbers, agents, invitees, licensees, guests, and visitors of Tenant. The term "Building" shall include the Premises, and any obligations of Tenant hereunder with regard to the Building shall apply with equal force to the Premises and to other parts of the Building.

MicroSpectacular, Inc. COFCO Investment Company, L.L.C.



 TENANT                            LANDLORD
 MicroSpectacular, Inc.            COFCO Investment Company, L.L.C.
 :___\s\__Peter H. Jacobs________ :___  \s\__Robert Reblz______
 By: Peter H. Jacobs               By: Robert Reblz
 Its President                     Its Controller
 05/16/00                          05/16/2000



                                 Exhibit 10.09

                              EMPLOYMENT AGREEMENT

THIS AGREEMENT (this "Agreement") is by and between SUNNCOMM, INC., a Nevada corporation ("Company"), and PETER H. JACOBS, an individual ("Employee").

RECITALS:

A. Company is engaged, among other things, in the business of developing, licensing, and distributing multi media content ("Company Business"). Employee has substantial experience and expertise in the area of executive management.

B. Company desires to retain the services of Employee as an executive, to act as its CHIEF EXECUTIVE OFFICER and PRESIDENT, and Employee desires and is willing to continue employment with the Company in that capacity.

C. Company and Employee desire to embody the terms and conditions of Employee's employment in a written agreement, which will supersede all prior agreements of employment, whether written or oral, pursuant to the terms and conditions hereinafter set forth.

D. The Board of Directors of Company (the "Board"), has determined that it is in the best interests of Company and its shareholders to assure that Company will have the continued dedication of Employee, notwithstanding the possibility, threat or occurrence of a Change of Control (as defined in Section 6(1)) of Company. The Board believes it is imperative to diminish the inevitable distraction of Employee by virtue of the personal uncertainties and risks created by a pending or threatened Change of Control and to encourage Employee's full attention and dedication to Company currently and in the event of any threatened or pending Change of Control, and to provide Employee with compensation and benefits arrangements upon a Change of Control which ensure that the compensation and benefits expectations of Employee will be satisfied and which are competitive with those of other corporations. Therefore, in order to accomplish these objectives, the Board has caused Company to enter into this Agreement.

AGREEMENT

In consideration of the recitals and mutual agreements hereinafter set for the, the parties agree as follows:

1. . Company agrees to continue to employ Employee on a full-time basis, in accordance with the terms and conditions set forth herein, and Employee agrees to accept such continued full-time employment in accordance with said terms and conditions. Employee shall have such duties and responsibilities as shall be allocated to him from time to time by the Board in his capacity as the Chief Executive Officer and President. Employee's title and duties may be changed from time to time in the discretion of Company's Board so long as he is maintained in an executive capacity with duties, responsibilities and privileges commensurate with his current level of employment. Employee agrees to devote his full time, skill, knowledge and attention to the business of Company and the performance of his duties under this Agreement. Employee shall report directly to the Board.

2. Term. The initial term (the "Term") of employment under this Agreement shall commence on June 1, 2000 (the "Effective Date") and shall continue for a period of five (5) years, unless earlier terminated as set forth in Section 6 below. Thereafter, this Agreement shall automatically renew for an additional three-year period (the "Renewal Term") unless either party gives the other written notice of non-renewal at least 30 days prior to the expiration of the Term or Renewal Term.

3. Compensation.

(a) Base Salary. Company agrees to pay Employee an initial annual base salary of $100,000, before deducting all applicable withholdings which shall be payable in accordance with Company's standard executive payroll policies as they may be revised from time to time. Employee's annual base salary shall thereafter be subject to annual adjustment in accordance with Company's standard executive compensation policies, but in mo event shall Employee's annual base salary be less than $100,000 per year during the Term or Renewal Term.

(b) Incentive Bonus. After commencing his duties as Chief Executive Officer and President, Company's Executive Committee shall design and present to the Board for review, adjustment and adoption, an incentive compensation program for key employees. Employee shall be designated as a key employee and shall be entitled to participate in such program, and if financial targets established pursuant to the program are met, will be eligible to earn in any year an additional maximum amount of compensation in the form of stock, stock options and/or cash as determined by Company's Executive Committee.

(c) Stock Options. Upon the execution of the Agreement, Employee shall receive options to acquire up to 2 million shares of the Common Stock of the Company at a price of $ .20 each. Such stock options shall be exercisable from the date Company commences trading on a national exchange until the expiration of the Term, notwithstanding any termination during the Term pursuant to Section 6(c) herein. The issuance of said stock options does not preclude Company from issuing to Employee additional stock options pursuant to a qualified or non-qualified plan.

(d) Deductions. Company shall deduct from the payments make to Employee hereunder any federal, state or local withholding or other taxes or charges which Company is required to deduct under applicable law, and all amounts payable to Employee under this Agreement are stated before any such deductions. Company shall have the right to rely upon written opinion of counsel if any questions arise as to any deductions.

4. Benefits.

(a) Insurance. In addition to the compensation described above, while Employee is employed hereunder, Company shall pay for and provide Employee with the same amount and type of health, medical and life insurance as is provided from time to time to executive officers of Company during the Term and Renewal Term, if applicable.

(b) Accommodations. Company shall arrange for and pay for living accommodations for a period of one year from the effective date of this Agreement.

(c) Travel Expenses. Travel expenses between Sacramento and Phoenix shall be paid for by Company on a weekly basis on such airlines and service as requested by Employee. All business related travel expenses shall be paid for or reimbursed by Company to Employee on a timely basis.

(d) Automobile. Company shall provide a vehicle for Employee's exclusive use while in the Phoenix area. At employee's option, said vehicle may be leased weekly, or a long term lease, with payments not to exceed $600 per month, shall be executed by Company for said vehicle of Employee's choice.

(e) Expense Reimbursement. In addition to the compensation and benefits provided above, Company shall, upon prior approval of the Executive Committee and receipt of appropriate documentation, reimburse Employee each month for his reasonable travel, lodging and other ordinary and necessary business expenses consistent with Company's policies as in effect from time to time.

(f) Retirement Plan. In addition to the compensation and benefits provided above, Company shall pay for and provide Employee a retirement or pension plan as is provided from time to time to executive officers of Company during the Term and Renewal Term, if applicable.

5. Vacation. Employee shall be entitled to vacation with pay in accordance with Company's vacation policy as in effect from time to time. In addition, Employee shall be entitled to such holidays as Company may approve for its executive personnel.

6. Termination. The Board may terminate Employee's employment by Company prior to the expiration of the Term or Renewal Term in the manner provided in either
Section 6(a) or Section 6(b). Additionally, if notice of non-renewal is given pursuant to Section 2, the term of employment shall expire at the end of the Term and Employee shall be entitled to compensation as provided in Section 6(e).

(a) For Cause. Company may terminate this Agreement for cause upon written notice to the Employee stating the facts constituting such cause, provided that Employee shall have 10 days following such notice to cure any conduct or act, if curable, alleged to provide grounds for termination for cause hereunder. In the event of termination for cause, any unexercised stock options granted pursuant to Section 3(c) shall automatically expire, and Company shall be obligated to pay Employee only the salary due to him through the date of termination pursuant to Section 3(a). Cause shall include material neglect of duties, willful failure to abide by ethical and good faith instructions or policies from or set by the Board, commission of a felony or serious misdemeanor offense or pleading guilty or no contest to same, the commission by Employee of an act of dishonesty or moral turpitude involving Company, Employee's breach of this Agreement, breach by Employee of any other material obligation to Company, or upon the bankruptcy, receivership, dissolution or cessation of business of Company.

(b) Without Cause. Company may terminate this Agreement at any time immediately, without cause, by giving written notice to Employee. Any termination resulting from a Change of Control as defined below shall constitute a termination without cause without the necessity of written notice to Employee. Upon termination under this Section 6(b), Company shall (i) pay to Employee his base salary at the time of termination due him through the date of the expiration of the Term, or Renewal Term, if applicable; and (ii) within 60 days after the end of the fiscal year in which termination pursuant to this
Section 6(b) occurs, Employee shall be entitled to receive a separation bonus payment in an amount equal to 2.99 times his respective annual base salary at the time of termination.

(c) Disability. If during the Term, or Renewal Term, if applicable, Employee fails to perform his duties hereunder because of physical or mental illness or other incapacity for a period of two consecutive months, or for 45 days during any 120-day period, Company shall have the right to terminate this Agreement without further obligation hereunder except for any bonus amount payable in accordance with this Section 6(c) and any amounts payable pursuant to disability plans generally applicable to executive employees. Company shall provide Employee with notice of commencement of the disability period, which period cannot commence more than seven (7) days prior to the date of the notice. If there is any dispute as to whether Employee is or was physically or mentally disabled under this Agreement, or whether his disability has ceased and he is able to resume his duties, such question shall be submitted to a licensed physician agreed upon by the parties. Employee shall submit to such examinations and provide information as such physician may request, and the determination of such physician as to Employee's physical or mental condition shall be binding and conclusive on the parties. Company agrees to pay the cost of any such physician's services, tests and examinations.

(d) Death. If Employee dies during the Term, or Renewal Term, if applicable, this Agreement shall terminate immediately, and the Employee's legal representatives shall be entitled to receive the base salary due the Employee through the last day of the calendar month in which his death shall have occurred and any other death benefits generally applicable to executive employees.


(e) Non-Renewal. If Employee's term of employment is not renewed by Company as contemplated by Section 2 at the end of the Term, Company shall, (i) pay to Employee the base salary due to him through the end of the Term, less applicable withholdings; and (ii) within 60 days after the end of the fiscal year in which the termination of employment pursuant to this Section 6(e) occurs, Employee shall be entitled to receive a separation bonus in an amount equal to 2.99 times Employee's annual base salary at the time of such termination.

(f) Change of Control. A "Change of Control" shall be deemed to have occurred if the conditions set forth in any one of the following paragraphs shall have been satisfied:

(i) Any "person" (as such term is used in Section 13(d) and 14(d)) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or "persons" acting in concert, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing twenty-five percent (25%) or more of the combined voting power of Company's then outstanding securities, provided that the term "person" for purposes of this Section 6(f)(i) shall exclude Company or any trustee or other fiduciary holding securities under an employee benefit plan of Company; or

(ii) The stockholders of Company approve an acquisition and/or merger of consolidation of Company with any other corporation, other than (A) an acquisition and/or a merger of consolidation which would result in the voting securities of Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of Company, at least seventy percent (70%) of the combined voting power of the voting securities of Company or such surviving entity outstanding immediately after such merger or consolidation, or (B) an acquisition and/or merger or consolidation effected to implement a recapitalization of Company (or similar transaction) in which voting power of Company's then outstanding securities; or

(iii) The stockholders of Company approve a plan of complete liquidation of Company or an agreement for the sale or disposition by Company of all or substantially all Company's assets.

7. Non-competition: Confidential Information.

(a) Confidential Information. Employee acknowledges that Employee may receive, or contribute to the production of, Confidential Information. For purposes of the Agreement, Employee agrees that "Confidential Information" shall mean information of material proprietary to Company of designated as Confidential Information by Company and not generally known by non-Company personnel, which Employee develops or of or to which Employee may obtain knowledge or access through or as a result of Employee's relationship with Company (including information conceived, originated, discovered or developed in whole or in part by Employee). Confidential Information includes, but is not limited to, the following types of information and other information of a similar nature (whether or not reduced to writing) related to Company's business: discoveries, inventions, ideas, concepts, research, development, processes, procedures, "know-how", formulae, marketing techniques and materials, marketing and development plans, business plans, customer names and other information related to customers, price lists, pricing policies, financial information, employee compensation, and computer programs and systems. Confidential Information also includes any information described above which Company obtains from another party and which Company treats as proprietary or designates as Confidential Information, whether or not owned by or developed by Company. Employee acknowledges that the Confidential Information derives independent economic value, actual or potential, from not being generally know to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use. Information publicly known without breach of this Agreement that is generally employed by the trade at or after the time Employee first learns of such information, or generic information or knowledge which Employee would have learned in the course of similar employment or work elsewhere in the trade, shall not be deemed part of the Confidential Information. Employee further agrees:

(i) To furnish Company on demand, at any time during or after employment, a complete list of the names and addresses of all present, former and potential customers and other contacts gained while an employee of Company in Employee's possession, whether or not in the possession or within the knowledge of Company;

(ii) that all notes, memoranda, documentation records in any way incorporating or reflecting any Confidential Information shall belong exclusively to Company, and Employee agrees to turn over all copies of such materials in Employee's control to Company upon request or upon termination of Employee's employment with Company.

(iii) that while employed by Company and thereafter Employee will hold in confidence and not directly or indirectly reveal, report, publish, disclose or transfer any of the Confidential Information to any person or entity, or utilize any of the Confidential Information for any purpose, except in the course of Employee's work for Company; and

(iv) that any idea in whole or in part conceived of or made by Employee during this term of his employment, consulting, or similar relationship with the Company which relates directly or indirectly to Company's current or planned lines of business and is made through the use of any of the Confidential Information of Company or any of Company's equipment, facilities, trade secrets or time, or which results from any work performed by Employee for Company, shall belong exclusively to Company and shall be deemed a part of the Confidential Information for purposes of this Agreement. Employee hereby assigns and agrees to assign to Company all rights in and to such Confidential Information whether for purposes of obtaining patent or copyright protection or otherwise. Employee shall acknowledge and deliver to Company, without charge to Company (but at its expense) such written instruments and do such other acts, including giving testimony in support of Employee's authorship or inventorship, as the case may be, necessary in the opinion of Company to obtain patents or copyrights or to otherwise protect or vest in Company the entire right and title in and to the Confidential Information.

(b) Non-competition. During the Term, Employee agrees that he shall not enter into or engage, directly or indirectly, whether on his own account or as a shareholder (other than as a less than 2% shareholder of a publicly-held company), partner, joint venturer, employee, consultant, advisor, and/or agent, of any person, firm, corporation, or other entity, in any or all of the following activities:

(i) Engaging in Company Business in the United States;

(ii) soliciting the past or existing customers, clients, suppliers, or business patronage of Company or any of its predecessors, affiliates or subsidiaries, or use any Confidential Information (as defined in Section 7(a)) for the purpose of, or which results in, competition with Company or any of its affiliates or subsidiaries;

(iii) soliciting the employment of any employees of Company or any of its affiliates or subsidiaries; and

(iv) promoting or assisting, financially or otherwise, any person, firm, association, corporation, or other entity engaged in the Company Business in the United States.

(c) Injunctions. It is agreed that the restrictions contained in this Section 7 are reasonable, but it is recognized that damages in the event of the breach of any of the restrictions will be difficult or impossible to ascertain; and, therefore, Employee agrees that, in addition to and without limiting any other right or remedy Company may have. Company shall have the right to an injunction against Employee issued by a court of competent jurisdiction enjoining any such breach without showing or proving any actual damage to Company.

(d) Employee also agrees, acknowledges, covenants, represents and warrants as follows:

(i) That he has read and fully understands the foregoing restrictions and that he has consulted with a competent attorney regarding the uses and enforceability of restrictive covenants;

(ii) that he is aware that there may be defenses to the enforceability of the foregoing restrictive covenants, based on time or territory considerations, and that he knowingly, consciously, intentionally and entirely voluntarily, irrevocably waives any and all such defenses and will not assert the same in any action or other proceeding brought by Company for the purpose of enforcing the restrictive covenants or in any other action or proceeding involving him and Company;

(iii) that he is fully and completely aware that, and further understands that, the foregoing restrictive covenants are an essential part of the consideration for Company entering into this Agreement and that Company is entering into this Agreement in full reliance on these acknowledgements, covenants, representations and warranties; and

(iv) that the existence of any claim or cause of action by him against Company, if any, whether predicated upon this Agreement or otherwise, shall not constitute a defense to the enforcement by Company of the foregoing restrictive covenants which shall be litigated separately.

(e) If period of time and/or territory described above are nevertheless held to be in any respect an unreasonable restriction (after giving due consideration to the provisions of Section 7(d) above), then it is agreed that the court so holding may reduce the territory to which the restriction pertains or the period of time in which it operates or may reduce both such territory and such period, to the minimum extent necessary to render such provision enforceable.

(f) The obligations described in this Section 7 shall survive any termination of the Agreement or any termination of the employment relationship created hereunder for the maximum period of time said obligations may be legally enforced.

(8) Inventions and Creations.

(a) Employee agrees that all inventions, discoveries, developments, improvements, ideas, distinctive marks, symbols or phrases, copyrightable creations, works of authorship, mask works and other contributions including but not limited to software, advertising, design, artwork, manuals and writings (collectively referred to as "Creations"), whether or not protectable by statute, which have been, or are in the future conceived, created, made, developed or acquired by Employee, wither individually or jointly, while employee is retained by Company and relate in any manner to Employee's work for Company, the research or business of Company or fields into which the business of Company may extend, belong to Company. Employee hereby sells, assigns, and transfers to Company exclusively and irrevocably, without further compensation, all ownership, title and rights in and to all of the Creations. Employee further agrees to promptly and fully disclose the Creations to Company in writing, if requested by Company, and to execute and deliver any and all lawful applications, assignments and other documents which Company requests for protecting the Creations in the United States or any other country. Company shall have the full and sole power to prosecute such applications and to take all other actions concerning the Creations, and Employee agrees to cooperate fully, at the expense of Company, in the preparation and prosecution of all such applications and any legal actions and proceedings concerning the Creations.

(b) Employee agrees and warrants that the Creations will be Employee's original work and will not improperly or illegally incorporate any material created by or belonging to others.
(c) Employee agrees to and does hereby sell, assign, convey and transfer to Company any and all manuscripts, programs, writings, pictorial materials, originals, camera-ready copies, and all drafts and notes of the Creations, regardless of the media in which they might exist, and to provide these materials to Company promptly whenever requested by Company and upon completion of the Agreement, and to execute documents, give testimony and otherwise cooperate fully with Company to establish and/or confirm Company's ownership, patent, copyright and/or trademark rights concerning the Creations.

(d) Without diminishing in any way the rights granted to Company above, if a Creation is described in a patent, copyright or trademark application, or is disclosed to a third party by Employee within two (2) years after Employee's employment with Company is terminated, Employee agrees that it is to be presumed that the Creation was conceived, created, made, developed or acquired by Employee during the period of his employment with Company, unless Employee can prove otherwise by clear and convincing evidence.

9. Governing Law and Venue. Nevada law shall govern the construction and enforcement of this Agreement and the parties agree that any litigation pertaining to this Agreement shall be in courts located in Maricopa County, Arizona.

10. Construction. The language in all parts of this Agreement shall in all cases be construed as a whole according to its fair meaning and not strictly for nor against any party. The Section headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. All terms used in one number or gender shall be construed to include any other number or gender as the context may require. The parties agree that each party has reviewed this Agreement and has had the opportunity to have counsel review the same and that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not apply in the interpretation of this Agreement or any amendment or any exhibits thereof.

11. Nondelegability of Employee's Rights and Company Assignment Rights. The obligations, rights and benefits of Employee hereunder are personal and may not be delegated, assigned or transferred in any manner whatsoever, nor are such obligations, rights or benefits subject to involuntary alienation, assignment or transfer. Upon reasonable notice to Employee, Company may transfer Employee to an affiliate of Company, which affiliate shall assume the obligations of Company under this Agreement. This Agreement shall be assigned automatically to any entity merging with or acquiring Company or its business.

12. Assignment. This Agreement and the respective rights, duties and obligations of Employee hereunder may not be assigned or delegated by Employee.

13. Severability. In the event any term or provision of this Agreement is declared by a court of competent jurisdiction to be invalid or unenforceable for any reason, this Agreement shall remain in full force and effect, and either (a) the invalid or unenforceable provision shall be modified to the minimum extent necessary to make it valid and enforceable or (b) if such a modification is not possible, this Agreement shall be interpreted as if such invalid or unenforceable provision were not a part hereof.

14. Attorney's Fees. Except as otherwise provided herein, in the event any party hereto institutes an action or other proceeding to enforce any rights arising out of this Agreement, the party prevailing in such action or other proceeding shall be paid all reasonable costs and attorneys' fees by the non-prevailing party, such fees to be set forth by the court and not by a jury and to be included in any judgment entered in such proceeding.

15. Consideration. It is expressly understood and agreed that this document sets forth the entire consideration for this Agreement, and that said consideration for this Agreement is contractual and not a mere recital.

16. Construction. This Agreement is a negotiated agreement and any documents delivered pursuant hereto shall be construed without regard to the identity of the persons or entities who or which drafted the various provisions thereof. Every provision of this Agreement and such other employment-related documents shall be construed as though all parties participated equally in the drafting thereof. Any legal rule of construction that a document is to be construed against the drafting party shall not be applicable and is expressly waived by Company and Employee.

17. Counterparts. This Agreement may be executed in any number of counterparts, all such counterparts shall be deemed to constitute one and the same instrument, and each of said counterparts shall be deemed an original hereof.

18. Captions. The captions used in this Agreement are inserted for convenience only and shall not affect the meaning or construction of this Agreement.

19. Notices. All notices required or permitted hereunder shall be in writing and shall be deemed duly given upon receipt if either personally delivered, sent by certified mail, return receipt requested, or sent by a nationally-recognized overnight courier service, addressed to the parties as follows:

If to Company: SunnComm, Inc.
668 N. 44th Street, Suite 220
Phoenix, Arizona 85008

Attn: General Counsel

If to Employee: Peter H. Jacobs
4850 Gastman Way
Fair Oaks, California 95628

or to such other address as any party may provide to the other in accordance with this Section.

20. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof (i.e., Employee's employment by Company) and supersedes all prior or contemporaneous understandings or agreements in regard thereto; provided, however, that (except as otherwise set forth herein) this Agreement shall not affect or supersede any rights of Company under any other contracts or other agreements between or otherwise involving the parties, any restrictive covenants or any similar agreements. No modification or addition to this Agreement shall be valid unless in writing, specifically referring to this Agreement and signed by all parties hereto. No waiver of any rights under this Agreement shall be valid unless in writing and signed by the party to be charged with such waiver. No waiver of any term or condition contained in this Agreement shall be deemed or construed as a further or continuing waiver of such term or condition contained in this Agreement shall be deemed or construed as a further or continuing waiver of such term or condition, unless the waiver specifically provides otherwise.

IN WITNESS WHEREOF, the parties have executed this Agreement on the 1st day of June, 2000.

SUNNCOMM, INC.,
a Nevada corporation


 By: \s\Stephen F. Burg   EMPLOYEE:
 Stephen F. Burg, Secretary          By: _____\s\___Peter H. Jacobs____



                                 Exhibit 10.10
                                 SUNNCOMM, INC.
                        INCENTIVE STOCK OPTION AGREEMENT

     THIS INCENTIVE STOCK OPTION AGREEMENT (the "Agreement") made this 28th day of November, 2000 between SUNNCOMM, INC., a Nevada corporation, having a principal place of business at 668 N. 44th Street, Suite 220, Phoenix, AZ 85008 (the "Corporation"), and Peter H. Jacobs (the "Participant").



                                 R E C I T A L S:

     A. The Corporation desires to grant to the Participant an Option to purchase shares of its common capital stock (the "Shares") under and for the purposes of the Corporation's Share Option Plan (the "Plan"); and

     B. The Corporation and the Participant understand and agree that any terms used herein have the same meanings as in the Plan.

     NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth and for other good and valuable consideration, the parties hereto agree as follows:

     1.   GRANT OF OPTION

     The Corporation hereby grants to the Participant the right and Option to purchase all or any part of an aggregate of 2,000,000 Shares on the terms and conditions and subject to and with the benefit of all the limitations set forth herein and in the Plan, which is incorporated herein by reference.

     2.   PURCHASE PRICE

     The purchase price per share of the Shares shall be $0.20.

     3.   EXERCISE OF OPTION

     After 34 days following the dated hereof, the Option granted hereby shall be exercisable at any time during the term of the Option. Notwithstanding the above, in the event of the sale of all or substantially all of the assets or common stock of the Corporation or the merger or consolidation of the Corporation into or with another entity, then any of the Options shall be exercisable on the date immediately preceding the consummation of such transaction.

     4.   TERM OF OPTION

     (a) Termination of Employment. The Option shall terminate ten (10) years from the date of this Agreement, but shall be subject to earlier termination as provided herein or in the Plan.

     (b) Death. In the event such Participant's death, his Option shall terminate on the date of death, provided that all or a portion of the Option to the extent that the right is exercisable by not exercised on the date of death may be exercised by Participant's Survivors. Such Option must be exercised by the Survivors, if at all, within six (6) months after the date of death of Participant or, if earlier, within the originally prescribed term of the Option, notwithstanding that the decedent might have been able to exercise the Option as to some or all of the shares on a later date if the Participant were alive and had continued to be a Participant of the Corporation or of an Affiliate.

     5.   EXERCISE OF OPTION AND ISSUE OF STOCK

     The Option may be exercised in whole or in part by giving written notice to the Corporation. Such written notice shall be signed by the person exercising the Option, shall state the number of Shares with respect to which the Option is being exercised and shall specify a date (other than a Saturday, Sunday or legal holiday) not less than five (5) nor more than ten (10) days after the date of such written notice, as the date on which the Shares will be taken up and payment made therefore, at the principal office of the Corporation during ordinary business hours, or at such other hour and place agreed upon by the Corporation and the person or persons exercising the Option and shall otherwise comply with the terms and conditions of this Agreement and the Plan. On the date specified in such written notice (which date may be extended by the Corporation if any law or regulation requires the Corporation to take any action with respect to the Option Shares prior to the issuance thereof), the Corporation shall accept payment for the Option Shares and shall deliver an appropriate certificate or certificates for the Shares as to which the Option was exercised to the Participant.

     The Option price of any shares shall be payable at the time of exercise either:

          (i)  in cash or by check or certified or bank check;
          (ii) in whole Shares of the Corporation's common stock, owned by the person exercising the option for six months or more, with a fair market value equal to the option price as agreed by the parties; provided, however, that if such shares were acquired pursuant to an incentive stock option plan, as defined in Code Section 422 or prior Code Section 422A of the Corporation or an Affiliate, including this Plan or a qualified stock option plan as defined in Code Section 422, that the applicable holding period requirements of said prior Sections 422 and 422A have been met with respect to such Shares; or
          (iii)     any combination of (i) and (ii) above.


     The Corporation shall pay all original issue taxes with respect to the issue of Shares pursuant hereto and all other fees and expenses necessarily incurred by the Corporation in connection therewith. The holder of this Option shall have the rights of a shareholder only with respect to those Shares covered by the Option that have been registered in the holder's name in the share register of the Corporation upon the die exercise of the Option.

     It is understood that any such shares acquired under this option agreement will not be sold prior to January 1, 2001.


     6.   NON-ASSIGNABILITY

     This Option shall not be transferable by the Participant and shall be exercisable only by the Participant.

     7.   NOTICES

     All notices, demands, instructions and other communications required or permitted to be given to or made upon either Party hereto or any other person shall be in writing and shall be personally delivered or sent by registered or certified mail, postage prepaid, return receipt requested, or by a reputable courier delivery service, or by telegram (with messenger delivery), or by telecopy (confirmed by mail), and shall be deemed to be given for purposes of this Agreement on the day that such writing is delivered or sent to the intended recipient thereof in accordance with the provisions of this Section. Unless otherwise specified in a notice sent or delivered in accordance with the foregoing provisions of this Section, notices, demands, instructions and other communications in writing shall be given to or made upon the respective Parties hereto at the following address:

     To the Corporation:           SunnComm, Inc.
                              668 N. 44th Street
                              Suite 220
                              Phoenix, Arizona 85008

With a Copy to:               William O'Neal
                              Gammage & Burnham
                              Two North Central Ave
                              Eighteenth Floor
                              Phoenix, AZ 85004

     To the Participant:           Peter H. Jacobs
                              4850 Gastman Way
                              Fair Oaks, CA 95628



     8.   GOVERNING LAW

     This Agreement shall be construed and enforced in accordance with the internal laws (and not the laws of conflict) of the State of Arizona.

     9.   BINDING AGREEMENT

     This Agreement shall (subject to the provisions of Section 6 hereof) be binding upon the heirs, executors, administrators, successors and assigns of the parties hereto.


     IN WITNESS WHEREOF, the Corporation has caused these presents to be executed on its behalf and the Participant has hereunto set his hand, all on the day and year first above written.


SUNNCOMM, INC.

                              By: ________________________________
                                   Stephen F. Burg  Secretary    Date


PARTICIPANT:

                              By: ________________________________
                                    Peter H. Jacobs              Date
                                    Social Security #___________________


                                 Exhibit 10.11
                                 SUNNCOMM, INC.
                        INCENTIVE STOCK OPTION AGREEMENT

     THIS INCENTIVE STOCK OPTION AGREEMENT (the "Agreement") made this 28th day of November, 2000 between SUNNCOMM, INC., a Nevada corporation, having a principal place of business at 668 N. 44th Street, Suite 220, Phoenix, AZ 85008 (the "Corporation"), and John D. Aquilino (the "Participant").


                                 R E C I T A L S:

     A. The Corporation desires to grant to the Participant an Option to purchase shares of its common capital stock (the "Shares") under and for the purposes of the Corporation's Share Option Plan (the "Plan"); and

     B. The Corporation and the Participant understand and agree that any terms used herein have the same meanings as in the Plan.

     NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth and for other good and valuable consideration, the parties hereto agree as follows:

     1.   GRANT OF OPTION

     The Corporation hereby grants to the Participant the right and Option to purchase all or any part of an aggregate of 2,000,000 Shares on the terms and conditions and subject to and with the benefit of all the limitations set forth herein and in the Plan, which is incorporated herein by reference.

     2.   PURCHASE PRICE

     The purchase price per share of the Shares shall be $0.20.

     3.   EXERCISE OF OPTION

     After 34 days following the dated hereof, the Option granted hereby shall be exercisable at any time during the term of the Option. Notwithstanding the above, in the event of the sale of all or substantially all of the assets or common stock of the Corporation or the merger or consolidation of the Corporation into or with another entity, then any of the Options shall be exercisable on the date immediately preceding the consummation of such transaction.

     4.   TERM OF OPTION

     (a) Termination of Employment. The Option shall terminate ten (10) years from the date of this Agreement, but shall be subject to earlier termination as provided herein or in the Plan.

     (b) Death. In the event such Participant's death, his Option shall terminate on the date of death, provided that all or a portion of the Option to the extent that the right is exercisable by not exercised on the date of death may be exercised by Participant's Survivors. Such Option must be exercised by the Survivors, if at all, within six (6) months after the date of death of Participant or, if earlier, within the originally prescribed term of the Option, notwithstanding that the decedent might have been able to exercise the Option as to some or all of the shares on a later date if the Participant were alive and had continued to be a Participant of the Corporation or of an Affiliate.

     5.   EXERCISE OF OPTION AND ISSUE OF STOCK

     The Option may be exercised in whole or in part by giving written notice to the Corporation. Such written notice shall be signed by the person exercising the Option, shall state the number of Shares with respect to which the Option is being exercised and shall specify a date (other than a Saturday, Sunday or legal holiday) not less than five (5) nor more than ten (10) days after the date of such written notice, as the date on which the Shares will be taken up and payment made therefore, at the principal office of the Corporation during ordinary business hours, or at such other hour and place agreed upon by the Corporation and the person or persons exercising the Option and shall otherwise comply with the terms and conditions of this Agreement and the Plan. On the date specified in such written notice (which date may be extended by the Corporation if any law or regulation requires the Corporation to take any action with respect to the Option Shares prior to the issuance thereof), the Corporation shall accept payment for the Option Shares and shall deliver an appropriate certificate or certificates for the Shares as to which the Option was exercised to the Participant.

     The Option price of any shares shall be payable at the time of exercise either:

          (i)  in cash or by check or certified or bank check;

          (ii) in whole Shares of the Corporation's common stock, owned by the person exercising the option for six months or more, with a fair market value equal to the option price as agreed by the parties; provided, however, that if such shares were acquired pursuant to an incentive stock option plan, as defined in Code Section 422 or prior Code Section 422A of the Corporation or an Affiliate, including this Plan or a qualified stock option plan as defined in Code Section 422, that the applicable holding period requirements of said prior Sections 422 and 422A have been met with respect to such Shares; or

          (iii)     any combination of (i) and (ii) above.


     The Corporation shall pay all original issue taxes with respect to the issue of Shares pursuant hereto and all other fees and expenses necessarily incurred by the Corporation in connection therewith. The holder of this Option shall have the rights of a shareholder only with respect to those Shares covered by the Option that have been registered in the holder's name in the share register of the Corporation upon the die exercise of the Option.

     It is understood that any such shares acquired under this option agreement will not be sold prior to January 1, 2001.

     6.   NON-ASSIGNABILITY

     This Option shall not be transferable by the Participant and shall be exercisable only by the Participant.

     7.   NOTICES

     All notices, demands, instructions and other communications required or permitted to be given to or made upon either Party hereto or any other person shall be in writing and shall be personally delivered or sent by registered or certified mail, postage prepaid, return receipt requested, or by a reputable courier delivery service, or by telegram (with messenger delivery), or by telecopy (confirmed by mail), and shall be deemed to be given for purposes of this Agreement on the day that such writing is delivered or sent to the intended recipient thereof in accordance with the provisions of this Section. Unless otherwise specified in a notice sent or delivered in accordance with the foregoing provisions of this Section, notices, demands, instructions and other communications in writing shall be given to or made upon the respective Parties hereto at the following address:

     To the Corporation:      SunnComm, Inc.
                              668 N. 44th Street
                              Suite 220
                              Phoenix, Arizona 85008

With a Copy to:               William O'Neal
                              Gammage & Burnham
                              Two North Central Ave
                              Eighteenth Floor
                              Phoenix, AZ 85004

     To the Participant:      John D. Aquilino
                              10718 E. Pantera
                              Mesa, AZ 85212


     8.   GOVERNING LAW

     This Agreement shall be construed and enforced in accordance with the internal laws (and not the laws of conflict) of the State of Arizona.

     9.   BINDING AGREEMENT

     This Agreement shall (subject to the provisions of Section 6 hereof) be binding upon the heirs, executors, administrators, successors and assigns of the parties hereto.

     IN WITNESS WHEREOF, the Corporation has caused these presents to be executed on its behalf and the Participant has hereunto set his hand, all on the day and year first above written.


SUNNCOMM, INC.

                              By: __________________________________
                                  Peter H. Jacobs,  President   Date
PARTICIPANT:

                              By: __________________________________
                                  John D. Aquilino          Date
                                  Social Security #_________________


                                 Exhibit 10.12
                                 SUNNCOMM, INC.
                        INCENTIVE STOCK OPTION AGREEMENT

     THIS INCENTIVE STOCK OPTION AGREEMENT (the "Agreement") made this 28th day of November, 2000 between SUNNCOMM, INC., a Nevada corporation, having a principal place of business at 668 N. 44th Street, Suite 220, Phoenix, AZ 85008 (the "Corporation"), and Stephen F. Burg (the "Participant").


                                 R E C I T A L S:

     A. The Corporation desires to grant to the Participant an Option to purchase shares of its common capital stock (the "Shares") under and for the purposes of the Corporation's Share Option Plan (the "Plan"); and

     B. The Corporation and the Participant understand and agree that any terms used herein have the same meanings as in the Plan.

     NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth and for other good and valuable consideration, the parties hereto agree as follows:

     1.   GRANT OF OPTION

     The Corporation hereby grants to the Participant the right and Option to purchase all or any part of an aggregate of 1,500,000 Shares on the terms and conditions and subject to and with the benefit of all the limitations set forth herein and in the Plan, which is incorporated herein by reference.

     2.   PURCHASE PRICE

     The purchase price per share of the Shares shall be $0.20.

     3.   EXERCISE OF OPTION

     After 34 days following the dated hereof, the Option granted hereby shall be exercisable at any time during the term of the Option. Notwithstanding the above, in the event of the sale of all or substantially all of the assets or common stock of the Corporation or the merger or consolidation of the Corporation into or with another entity, then any of the Options shall be exercisable on the date immediately preceding the consummation of such transaction.

     4.   TERM OF OPTION

     (a) Termination of Employment. The Option shall terminate ten (10) years from the date of this Agreement, but shall be subject to earlier termination as provided herein or in the Plan.

     (b) Death. In the event such Participant's death, his Option shall terminate on the date of death, provided that all or a portion of the Option to the extent that the right is exercisable by not exercised on the date of death may be exercised by Participant's Survivors. Such Option must be exercised by the Survivors, if at all, within six (6) months after the date of death of Participant or, if earlier, within the originally prescribed term of the Option, notwithstanding that the decedent might have been able to exercise the Option as to some or all of the shares on a later date if the Participant were alive and had continued to be a Participant of the Corporation or of an Affiliate.

     5.   EXERCISE OF OPTION AND ISSUE OF STOCK

     The Option may be exercised in whole or in part by giving written notice to the Corporation. Such written notice shall be signed by the person exercising the Option, shall state the number of Shares with respect to which the Option is being exercised and shall specify a date (other than a Saturday, Sunday or legal holiday) not less than five (5) nor more than ten (10) days after the date of such written notice, as the date on which the Shares will be taken up and payment made therefore, at the principal office of the Corporation during ordinary business hours, or at such other hour and place agreed upon by the Corporation and the person or persons exercising the Option and shall otherwise comply with the terms and conditions of this Agreement and the Plan. On the date specified in such written notice (which date may be extended by the Corporation if any law or regulation requires the Corporation to take any action with respect to the Option Shares prior to the issuance thereof), the Corporation shall accept payment for the Option Shares and shall deliver an appropriate certificate or certificates for the Shares as to which the Option was exercised to the Participant.

     The Option price of any shares shall be payable at the time of exercise either:

          (i)  in cash or by check or certified or bank check;

          (ii) in whole Shares of the Corporation's common stock, owned by the person exercising the option for six months or more, with a fair market value equal to the option price as agreed by the parties; provided, however, that if such shares were acquired pursuant to an incentive stock option plan, as defined in Code Section 422 or prior Code Section 422A of the Corporation or an Affiliate, including this Plan or a qualified stock option plan as defined in Code Section 422, that the applicable holding period requirements of said prior Sections 422 and 422A have been met with respect to such Shares; or

          (iii)     any combination of (i) and (ii) above.

     The Corporation shall pay all original issue taxes with respect to the issue of Shares pursuant hereto and all other fees and expenses necessarily incurred by the Corporation in connection therewith. The holder of this Option shall have the rights of a shareholder only with respect to those Shares covered by the Option that have been registered in the holder's name in the share register of the Corporation upon the die exercise of the Option.

     It is understood that any such shares acquired under this option agreement will not be sold prior to January 1, 2001.

     6.   NON-ASSIGNABILITY

     This Option shall not be transferable by the Participant and shall be exercisable only by the Participant.

     7.   NOTICES

     All notices, demands, instructions and other communications required or permitted to be given to or made upon either Party hereto or any other person shall be in writing and shall be personally delivered or sent by registered or certified mail, postage prepaid, return receipt requested, or by a reputable courier delivery service, or by telegram (with messenger delivery), or by telecopy (confirmed by mail), and shall be deemed to be given for purposes of this Agreement on the day that such writing is delivered or sent to the intended recipient thereof in accordance with the provisions of this Section. Unless otherwise specified in a notice sent or delivered in accordance with the foregoing provisions of this Section, notices, demands, instructions and other communications in writing shall be given to or made upon the respective Parties hereto at the following address:

     To the Corporation:      SunnComm, Inc.
                              668 N. 44th Street
                              Suite 220
                              Phoenix, Arizona 85008

With a Copy to:               William O'Neal
                              Gammage & Burnham
                              Two North Central Ave
                              Eighteenth Floor
                              Phoenix, AZ 85004

     To the Participant:      Stephen F. Burg
                              3257 Winged Foot Drive
                              Fairfield, CA 94533


     8.   GOVERNING LAW

     This Agreement shall be construed and enforced in accordance with the internal laws (and not the laws of conflict) of the State of Arizona.

     9.   BINDING AGREEMENT

     This Agreement shall (subject to the provisions of Section 6 hereof) be binding upon the heirs, executors, administrators, successors and assigns of the parties hereto.

     IN WITNESS WHEREOF, the Corporation has caused these presents to be executed on its behalf and the Participant has hereunto set his hand, all on the day and year first above written.


SUNNCOMM, INC.

                              By: ___________________________________
                                  Peter H. Jacobs,  President    Date

PARTICIPANT:

                              By: ___________________________________
                                  Stephen F. Burg                Date
                                  Social Security #__________________


                                  Exhibit 10.13

Employment Agreement between John Aquilino and the Company

EMPLOYMENT AGREEMENT

THIS AGREEMENT (this "Agreement") is by and between SUNNCOMM, INC., a Nevada corporation ("Company"), and JOHN AQUILINO, an individual ("Employee").

RECITALS:

A. Company is engaged, among other things, in the business of developing, licensing, and dispersing multi media content ("Company Business"). Employee has substantial experience and expertise in the area of executive management.

B. Company desires to retain the services of Employee as an executive, to act as its President of its technology and entertainment division, and Employee desires and is willing to continue employment with the Company in that capacity.

C. Company and Employee desire to embody the terms and conditions of Employee's employment in a written agreement, which will supersede all prior agreements of employment, whether written or oral, pursuant to the terms and conditions hereinafter set forth.

D. The Board of Directors of Company (the "Board"), has determined that it is in the best interests of Company and its shareholders to assure that Company will have the continued dedication of Employee. Therefore, in order to accomplish these objectives, the Board has caused Company to enter into this Agreement.

AGREEMENT

In consideration of the recitals and mutual agreements hereinafter set for the, the parties agree as follows:

1. Employment. Company agrees to continue to employ Employee on a full-time basis, in accordance with the terms and conditions set forth herein, and Employee agrees to accept such continued full-time employment in accordance with said terms and conditions. Employee shall have such duties and responsibilities as shall be allocated to him from time to time by the President in his capacity as the President of it's technology and entertainment division. Employee's title and duties may be changed from time to time in the discretion of Company's President so long as he is maintained in an executive capacity with duties, responsibilities and privileges commensurate with his current level of employment. Employee agrees to devote his full time, skill, knowledge and attention to the business of Company and the performance of his duties under this Agreement. Employee shall report directly to the President.

2. Term. The initial term (the "Term") of employment under this Agreement shall commence on June 1, 2000 (the "Effective Date") and shall continue for a period of two (2) years, unless earlier terminated as set forth in Section 6 below. Thereafter, this Agreement shall automatically renew for an additional two-year period (the "Renewal Term") unless either party gives the other written notice of non-renewal at least 30 days prior to the expiration of the Term or Renewal Term.

3. Compensation.

(a) Base Salary. Company agrees to pay Employee an initial annual base salary of $75,000, before deducting all applicable withholdings which shall be payable in accordance with Company's standard executive payroll policies as they may be revised from time to time. Employee's annual base salary shall thereafter be subject to annual adjustment in accordance with Company's standard executive compensation policies, but in no event shall Employee's annual base salary be less than $75,000 per year during the Term or Renewal Term.

(b) Incentive Bonus. After commencing his duties as President of the technology and entertainment division, Company's Executive Committee shall design and present to the Board for review, adjustment and adoption, an incentive compensation program for key employees. Employee shall be designated as a key employee and shall be entitled to participate in such program, and if financial targets established pursuant to the program are met, will be eligible to earn in any year an additional maximum amount of compensation in the form of stock, stock options and/or cash as determined by Company's Executive Committee.

c) Stock Options. Upon the execution of the Agreement, Employee shall be entitled to participate in any qualified or non-qualified stock option plan available to all employees

(d) Deductions. Company shall deduct from the payments make to Employee hereunder any federal, state or local withholding or other taxes or charges which Company is required to deduct under applicable law, and all amounts payable to Employee under this Agreement are stated before any such deductions. Company shall have the right to rely upon written opinion of counsel if any questions arise as to any deductions.

4. Benefits.

(a) Insurance. In addition to the compensation described above, while Employee is employed hereunder, Company shall pay for and provide Employee with the same amount and type of health, medical and life insurance as is provided from time to time to executive officers of Company during the Term and Renewal Term, if applicable.

(b) Travel Expenses. All business related travel expenses shall be paid for or reimbursed by Company to Employee on a timely basis.

(c) Expense Reimbursement. In addition to the compensation and benefits provided above, Company shall, upon prior approval of the Executive Committee and receipt of appropriate documentation, reimburse Employee each month for his reasonable travel, lodging and other ordinary and necessary business expenses consistent with Company's policies as in effect from time to time.

(d) Retirement Plan. In addition to the compensation and benefits provided above, Company shall pay for and provide Employee a retirement or pension plan as is provided from time to time to executive officers of Company during the Term and Renewal Term, if applicable.

5. Vacation. Employee shall be entitled to vacation with pay in accordance with Company's vacation policy as in effect from time to time. In addition, Employee shall be entitled to such holidays as Company may approve for its executive personnel.

6. Termination. The Board may terminate Employee's employment by Company prior to the expiration of the Term or Renewal Term in the manner provided in either
Section 6(a) or Section 6(b). Additionally, if notice of non-renewal is given pursuant to Section 2, the term of employment shall expire at the end of the Term and Employee shall be entitled to compensation as provided in Section 6(e).

(a) For Cause. Company may terminate this Agreement for cause upon written notice to the Employee stating the facts constituting such cause, provided that Employee shall have 10 days following such notice to cure any conduct or act, if curable, alleged to provide grounds for termination for cause hereunder. In the event of termination for cause, any unexercised stock options granted pursuant to Section 3(c) shall automatically expire, and Company shall be obligated to pay Employee only the salary due to him through the date of termination pursuant to Section 3(a). Cause shall include material neglect of duties, willful failure to abide by ethical and good faith instructions or policies from or set by the Board, commission of a felony or serious misdemeanor offense or pleading guilty or no contest to same, the commission by Employee of an act of dishonesty or moral turpitude involving Company, Employee's breach of this Agreement, breach by Employee of any other material obligation to Company, or upon the bankruptcy, receivership, dissolution or cessation of business of Company.

(c) Disability. If during the Term, or Renewal Term, if applicable, Employee fails to perform his duties hereunder because of physical or mental illness or other incapacity for a period of two consecutive months, or for 45 days during any 120-day period, Company shall have the right to terminate this Agreement without further obligation hereunder except for any bonus amount payable in accordance with this Section 6(c) and any amounts payable pursuant to disability plans generally applicable to executive employees. Company shall provide Employee with notice of commencement of the disability period, which period cannot commence more than seven (7) days prior to the date of the notice. If there is any dispute as to whether Employee is or was physically or mentally disabled under this Agreement, or whether his disability has ceased and he is able to resume his duties, such question shall be submitted to a licensed physician agreed upon by the parties. Employee shall submit to such examinations and provide information as such physician may request, and the determination of such physician as to Employee's physical or mental condition shall be binding and conclusive on the parties. Company agrees to pay the cost of any such physician's services, tests and examinations.

(c) Death. If Employee dies during the Term, or Renewal Term, if applicable, this Agreement shall terminate immediately, and the Employee's legal representatives shall be entitled to receive the base salary due the Employee through the last day of the calendar month in which his death shall have occurred and any other death benefits generally applicable to executive employees.

(d) Non-Renewal. If Employee's term of employment is not renewed by Company as contemplated by Section 2 at the end of the Term, Company shall, (i) pay to Employee the base salary due to him through the end of the Term, less applicable withholdings

5. Non-competition: Confidential Information.

(a) Confidential Information. Employee acknowledges that Employee may receive, or contribute to the production of, Confidential Information. For purposes of the Agreement, Employee agrees that "Confidential Information" shall mean information of material proprietary to Company of designated as Confidential Information by Company and not generally known by non-Company personnel, which Employee develops or of or to which Employee may obtain knowledge or access through or as a result of Employee's relationship with Company (including information conceived, originated, discovered or developed in whole or in part by Employee). Confidential Information includes, but is not limited to, the following types of information and other information of a similar nature (whether or not reduced to writing) related to Company's business: discoveries, inventions, ideas, concepts, research, development, processes, procedures, "know-how", formulae, marketing techniques and materials, marketing and development plans, business plans, customer names and other information related to customers, price lists, pricing policies, financial information, employee compensation, and computer programs and systems. Confidential Information also includes any information described above which Company obtains from another party and which Company treats as proprietary or designates as Confidential Information, whether or not owned by or developed by Company. Employee acknowledges that the Confidential Information derives independent economic value, actual or potential, from not being generally know to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use. Information publicly known without breach of this Agreement that is generally employed by the trade at or after the time Employee first learns of such information, or generic information or knowledge which Employee would have learned in the course of similar employment or work elsewhere in the trade, shall not be deemed part of the Confidential Information. Employee further agrees:

(i) To furnish Company on demand, at any time during or after employment, a complete list of the names and addresses of all present, former and potential customers and other contacts gained while an employee of Company in Employee's possession, whether or not in the possession or within the knowledge of Company;

(ii) that all notes, memoranda, documentation records in any way incorporating or reflecting any Confidential Information shall belong exclusively to Company, and Employee agrees to turn over all copies of such materials in Employee's control to Company upon request or upon termination of Employee's employment with Company.

(iii) that while employed by Company and thereafter Employee will hold in confidence and not directly or indirectly reveal, report, publish, disclose or transfer any of the Confidential Information to any person or entity, or utilize any of the Confidential Information for any purpose, except in the course of Employee's work for Company; and

(iv) that any idea in whole or in part conceived of or made by Employee during this term of his employment, consulting, or similar relationship with the Company which relates directly or indirectly to Company's current or planned lines of business and is made through the use of any of the Confidential Information of Company or any of Company's equipment, facilities, trade secrets or time, or which results from any work performed by Employee for Company, shall belong exclusively to Company and shall be deemed a part of the Confidential Information for purposes of this Agreement. Employee hereby assigns and agrees to assign to Company all rights in and to such Confidential Information whether for purposes of obtaining patent or copyright protection or otherwise. Employee shall acknowledge and deliver to Company, without charge to Company (but at its expense) such written instruments and do such other acts, including giving testimony in support of Employee's authorship or inventorship, as the case may be, necessary in the opinion of Company to obtain patents or copyrights or to otherwise protect or vest in Company the entire right and title in and to the Confidential Information.

(b) Non-competition. During the Term, Employee agrees that he shall not enter into or engage, directly or indirectly, whether on his own account or as a shareholder (other than as a less than 2% shareholder of a publicly-held company), partner, joint venture, employee, consultant, advisor, and/or agent, of any person, firm, corporation, or other entity, in any or all of the following activities:

(i) Engaging in Company Business in the United States;

(ii) soliciting the past or existing customers, clients, suppliers, or business patronage of Company or any of its predecessors, affiliates or subsidiaries, or use any Confidential Information (as defined in Section 5(a)) for the purpose of, or which results in, competition with Company or any of its affiliates or subsidiaries;

(iii) soliciting the employment of any employees of Company or any of its affiliates or subsidiaries; and

(iv) promoting or assisting, financially or otherwise, any person, firm, association, corporation, or other entity engaged in the Company Business in the United States.

(c) Injunctions. It is agreed that the restrictions contained in this Section 5 are reasonable, but it is recognized that damages in the event of the breach of any of the restrictions will be difficult or impossible to ascertain; and, therefore, Employee agrees that, in addition to and without limiting any other right or remedy Company may have. Company shall have the right to an injunction against Employee issued by a court of competent jurisdiction enjoining any such breach without showing or proving any actual damage to Company.

(d) Employee also agrees, acknowledges, covenants, represents and warrants as follows:

(i) That he has read and fully understands the foregoing restrictions and that he has consulted with a competent attorney regarding the uses and enforceability of restrictive covenants;

(ii) that he is aware that there may be defenses to the enforceability of the foregoing restrictive covenants, based on time or territory considerations, and that he knowingly, consciously, intentionally and entirely voluntarily, irrevocably waives any and all such defenses and will not assert the same in any action or other proceeding brought by Company for the purpose of enforcing the restrictive covenants or in any other action or proceeding involving him and Company;

(iii) that he is fully and completely aware that, and further understands that, the foregoing restrictive covenants are an essential part of the consideration for Company entering into this Agreement and that Company is entering into this Agreement in full reliance on these acknowledgments, covenants, representations and warranties; and

(iv) that the existence of any claim or cause of action by him against Company, if any, whether predicated upon this Agreement or otherwise, shall not constitute a defense to the enforcement by Company of the foregoing restrictive covenants which shall be litigated separately.

(e) If period of time and/or territory described above are nevertheless held to be in any respect an unreasonable restriction (after giving due consideration to the provisions of Section 5(d) above), then it is agreed that the court so holding may reduce the territory to which the restriction pertains or the period of time in which it operates or may reduce both such territory and such period, to the minimum extent necessary to render such provision enforceable.

(f) The obligations described in this Section 5 shall survive any termination of the Agreement or any termination of the employment relationship created hereunder for the maximum period of time said obligations may be legally enforced.

(6) Inventions and Creations.

(a) Employee agrees that all inventions, discoveries, developments, improvements, ideas, distinctive marks, symbols or phrases, copyrightable creations, works of authorship, mask works and other contributions including but not limited to software, advertising, design, artwork, manuals and writings (collectively referred to as "Creations"), whether or not protectable by statute, which have their start or origin on or after the date of this agreement, or are in the future conceived, created, made, developed or acquired by Employee, wither individually or jointly, while employee is retained by Company and relate in any manner to Employee's work for Company, the research or business of Company or fields into which the business of Company may extend, belong to Company. Employee hereby sells, assigns, and transfers to Company exclusively and irrevocably, without further compensation, all ownership, title and rights in and to all of the Creations. Employee further agrees to promptly and fully disclose the Creations to Company in writing, if requested by Company, and to execute and deliver any and all lawful applications, assignments and other documents which Company requests for protecting the Creations in the United States or any other country. Company shall have the full and sole power to prosecute such applications and to take all other actions concerning the Creations, and Employee agrees to cooperate fully, at the expense of Company, in the preparation and prosecution of all such applications and any legal actions and proceedings concerning the Creations.

(b) Employee agrees and warrants that the Creations will be Employee's original work and will not improperly or illegally incorporate any material created by or belonging to others.

(c) Employee agrees to and does hereby sell, assign, convey and transfer to Company any and all manuscripts, programs, writings, pictorial materials, originals, camera-ready copies, and all drafts and notes of the Creations, regardless of the media in which they might exist, and to provide these materials to Company promptly whenever requested by Company and upon completion of the Agreement, and to execute documents, give testimony and otherwise cooperate fully with Company to establish and/or confirm Company's ownership, patent, copyright and/or trademark rights concerning the Creations.

(d) Without diminishing in any way the rights granted to Company above, if a Creation is described in a patent, copyright or trademark application, or is disclosed to a third party by Employee within two (2) years after Employee's employment with Company is terminated, Employee agrees that it is to be presumed that the Creation was conceived, created, made, developed or acquired by Employee during the period of his employment with Company, unless Employee can prove otherwise by clear and convincing evidence.
7. Governing Law and Venue. Nevada law shall govern the construction and enforcement of this Agreement and the parties agree that any litigation pertaining to this Agreement shall be in courts located in Maricopa County, Arizona.

8. Construction. The language in all parts of this Agreement shall in all cases be construed as a whole according to its fair meaning and not strictly for nor against any party. The Section headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. All terms used in one number or gender shall be construed to include any other number or gender as the context may require. The parties agree that each party has reviewed this Agreement and has had the opportunity to have counsel review the same and that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not apply in the interpretation of this Agreement or any amendment or any exhibits thereof.

9. Nondelegability of Employee's Rights and Company Assignment Rights. The obligations, rights and benefits of Employee hereunder are personal and may not be delegated, assigned or transferred in any manner whatsoever, nor are such obligations, rights or benefits subject to involuntary alienation, assignment or transfer. Upon reasonable notice to Employee, Company may transfer Employee to an affiliate of Company, which affiliate shall assume the obligations of Company under this Agreement. This Agreement shall be assigned automatically to any entity merging with or acquiring Company or its business.

10. Assignment. This Agreement and the respective rights, duties and obligations of Employee hereunder may not be assigned or delegated by Employee.

11. Severability. In the event any term or provision of this Agreement is declared by a court of competent jurisdiction to be invalid or unenforceable for any reason, this Agreement shall remain in full force and effect, and either (a) the invalid or unenforceable provision shall be modified to the minimum extent necessary to make it valid and enforceable or (b) if such a modification is not possible, this Agreement shall be interpreted as if such invalid or unenforceable provision were not a part hereof.


12. Attorney's Fees. Except as otherwise provided herein, in the event any party hereto institutes an action or other proceeding to enforce any rights arising out of this Agreement, the party prevailing in such action or other proceeding shall be paid all reasonable costs and attorneys' fees by the non-prevailing party, such fees to be set forth by the court and not by a jury and to be included in any judgment entered in such proceeding.

13. Consideration. It is expressly understood and agreed that this document sets forth the entire consideration for this Agreement, and that said consideration for this Agreement is contractual and not a mere recital.
14. Construction. This Agreement is a negotiated agreement and any documents delivered pursuant hereto shall be construed without regard to the identity of the persons or entities who or which drafted the various provisions thereof. Every provision of this Agreement and such other employment-related documents shall be construed as though all parties participated equally in the drafting thereof. Any legal rule of construction that a document is to be construed against the drafting party shall not be applicable and is expressly waived by Company and Employee.

15. Counterparts. This Agreement may be executed in any number of counterparts, all such counterparts shall be deemed to constitute one and the same instrument, and each of said counterparts shall be deemed an original hereof.

16. Captions. The captions used in this Agreement are inserted for convenience only and shall not affect the meaning or construction of this Agreement.

17. Notices. All notices required or permitted hereunder shall be in writing and shall be deemed duly given upon receipt if either personally delivered, sent by certified mail, return receipt requested, or sent by a nationally-recognized overnight courier service, addressed to the parties as follows:


If to Company: SunnComm, Inc.
668 N. 44th Street, Suite 220
Phoenix, Arizona 85008

Attn: General Counsel

If to Employee: John Aquilino
10718 E. Pantera Ave.
Mesa, AZ 85212

or to such other address as any party may provide to the other in accordance with this Section.

18. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof (i.e., Employee's employment by Company) and supersedes all prior or contemporaneous understandings or agreements in regard thereto; provided, however, that (except as otherwise set forth herein) this Agreement shall not affect or supersede any rights of Company under any other contracts or other agreements between or otherwise involving the parties, any restrictive covenants or any similar agreements. No modification or addition to this Agreement shall be valid unless in writing, specifically referring to this Agreement and signed by all parties hereto. No waiver of any rights under this Agreement shall be valid unless in writing and signed by the party to be charged with such waiver. No waiver of any term or condition contained in this Agreement shall be deemed or construed as a further or continuing waiver of such term or condition contained in this Agreement shall be deemed or construed as a further or continuing waiver of such term or condition, unless the waiver specifically provides otherwise.

IN WITNESS WHEREOF, the parties have executed this Agreement on the 1st day of June, 2000.

SUNNCOMM, INC.,
a Nevada corporation


 By: _____\s\____Peter H. Jacobs_____ EMPLOYEE:
 President. Peter H. Jacobs,          By: ____\s\___John Aquilino______
               John Aquilino


                                 Exhibit 10.14
                              EMPLOYMENT AGREEMENT

THIS AGREEMENT (the "Agreement") made this 26 th day of January, 2001 is by and between SUNNCOMM, INC., A Nevada corporation ("Company"), and WILLIAM HOWARD WHITMORE, Jr. an individual ("Employee").

RECITALS:

     A. Company is engaged, among other things, in the business of developing, licensing, and dispersing multi media content ("Company Business"). Employee has substantial experience and expertise in the area of executive management.

     B. Company desires to retain the services of Employee as an executive, to act as its Vice President of Marketing and Communications, and Employee desires and is willing to continue employment with the Company in that capacity.

     C. Company and Employee desire to embody the terms and conditions of Employee's employment in a written agreement, which will supersede all prior agreements of employment, whether written or oral, pursuant to the terms and conditions hereinafter set forth.

     D. The Board of Directors of Company (the "Board"), has determined that it is in the best interests of Company and its shareholders to assure that Company will have the continued dedication of Employee. Therefore, in order to accomplish these objectives, the Board has caused Company to enter into this Agreement.

AGREEMENT

     In consideration of the recitals and mutual agreements hereinafter set forth, the parties agree as follows:

     1. Employment. Company agrees to continue to employ Employee on a full-time basis, in accordance with the terms and conditions set forth herein, and Employee agrees to accept such continued full-time employment in accordance with said terms and conditions. Employee shall have such duties and responsibilities as shall be allocated to him from time to time by the Board in his capacity as the Vice President of Marketing and Communications. Employee's title and duties may be changed from time to time in the discretion of Company's Board so long as he is maintained in an executive capacity with duties, responsibilities and privileges commensurate with his current level of employment. Employee agrees to devote his full time, skill, knowledge and attention to the business of Company and the performance of his duties under this Agreement. Employee shall report directly to the Board.

     2. Term. The initial term (the "Term") of employment under this Agreement shall commence January 26, 2001 (the "Effective Date") and shall continue for a period of two (2) years, unless earlier terminated as set forth in Section 6 below. Thereafter, this Agreement shall automatically renew for an additional two-year period (the "Renewal Term") unless either party gives the other written notice of non-renewal at least 30 days prior to the expiration of the Term or Renewal Term.

     3.   Compensation.

(a) Base Salary. Company agrees to pay Employee an initial annual base salary of $78,000, before deducting all applicable withholdings which shall be payable in accordance with Company's standard executive payroll policies as they may be revised from time to time. Employee's annual base salary shall thereafter be subject to annual adjustment in accordance with Company's standard executive compensation policies, but in no event shall Employee's annual base salary be less than $78,000 per year during the Term or Renewal Term. Performance evaluation scheduled at 6 months from (the "Effective Date") for salary increase with additional evaluations scheduled per company standards.

(b) Incentive Bonus. After commencing his duties as Vice President of Marketing and Communications, Company's Executive Committee shall design and present to the Board for review, adjustment and adoption, an incentive compensation program for key employees. Employee shall be designated as a key employee and shall be entitled to participate in such program, and if financial targets established pursuant to the program are met, will be eligible to earn in any year an additional maximum amount of compensation in the form of stock, stock options and/or cash as determined by Company's Executive Committee.

c)    Stock Options. Upon the execution of the Agreement, Employee       shall
be entitled to participate in any qualified or non-qualified stock option plan available to all employees

(d) Deductions. Company shall deduct from the payments make to Employee hereunder any federal, state or local withholding or other taxes or charges which Company is required to deduct under applicable law, and all amounts payable to Employee under this Agreement are stated before any such deductions. Company shall have the right to rely upon written opinion of counsel if any questions arise as to any deductions.
4.   Benefits.

(a) Insurance. In addition to the compensation described above, while Employee is employed hereunder, Company shall pay for and provide Employee and his dependents with the standard company health insurance package. Insurance benefits will be active on (the "Effective Date") of employment agreement.

(b) Travel Expenses.. All business related travel expenses shall be paid for or reimbursed by Company to Employee on a timely basis.

(c ) Employee shall receive a monthly automobile expense allowance of
    $500.00

(c) Death. If Employee dies during the Term, or Renewal Term, if applicable, this Agreement shall terminate immediately, and the Employee's legal representatives shall be entitled to receive the base salary due the Employee through the last day of the calendar month in which his death shall have occurred and any other death benefits generally applicable to executive employees.


(d) (Non-Renewal. If Employee's term of employment is not renewed by Company as contemplated by Section 2 at the end of the Term, Company shall, (i) pay to Employee the base salary due to him through the end of the Term, less applicable withholdings

(e) Severance Package. Employee shall receive a severance package including salary and benefits equal to a three month period immediately following severance for any reason other than "cause". Any "Stock Options" partially vested will become 100 % fully vested through the current vesting period at time of severance.

(f) Signing Bonus: Peter H Jacobs shall deliver to William H. Whitmore Jr. on or before March 30, 2001 company common stock in the amount of 25,000 shares without restriction or legend.

(g) Vacation Pay: Employee shall be entitled to paid vacation for (3) three weeks per year for the first two year employment term. Employer reserves the right to determine or approve the vacation time in order to ensure efficient and orderly business operations. Any vacation time not used during the year may be used in subsequent years.

     5.   Non-competition: Confidential Information.

(a) Confidential Information. Employee acknowledges that Employee may receive, or contribute to the production of, Confidential Information. For purposes of the Agreement, Employee agrees that "Confidential Information" shall mean information of material proprietary to Company of designated as Confidential Information by Company and not generally known by non-Company personnel, which Employee develops or of or to which Employee may obtain knowledge or access through or as a result of Employee's relationship with Company (including information conceived, originated, discovered or developed in whole or in part by Employee). Confidential Information includes, but is not limited to, the following types of information and other information of a similar nature (whether or not reduced to writing) related to Company's business: discoveries, inventions, ideas, concepts, research, development, processes, procedures, "know-how", formulae, marketing techniques and materials, marketing and development plans, business plans, customer names and other information related to customers, price lists, pricing policies, financial information, employee compensation, and computer programs and systems. Confidential Information also includes any information described above which Company obtains from another party and which Company treats as proprietary or designates as Confidential Information, whether or not owned by or developed by Company. Employee acknowledges that the Confidential Information derives independent economic value, actual or potential, from not being generally know to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use. Information publicly known without breach of this Agreement that is generally employed by the trade at or after the time Employee first learns of such information, or generic information or knowledge which Employee would have learned in the course of similar employment or work elsewhere in the trade, shall not be deemed part of the Confidential Information. Employee further agrees:

(i) To furnish Company on demand, at any time during or after employment, a complete list of the names and addresses of all present, former and potential customers and other contacts gained while an employee of Company in Employee's possession, whether or not in the possession or within the knowledge of Company;

(ii) that all notes, memoranda, documentation records in any way incorporating or reflecting any Confidential Information shall belong exclusively to Company, and Employee agrees to turn over all copies of such materials in Employee's control to Company upon request or upon termination of Employee's employment with Company.

(iii) that while employed by Company and thereafter Employee will hold in confidence and not directly or indirectly reveal, report, publish, disclose or transfer any of the Confidential Information to any person or entity, or utilize any of the Confidential Information for any purpose, except in the course of Employee's work for Company; and

(iv) that any idea in whole or in part conceived of or made by Employee during this term of his employment, consulting, or similar relationship with the Company which relates directly or indirectly to Company's current or planned lines of business and is made through the use of any of the Confidential Information of Company or any of Company's equipment, facilities, trade secrets or time, or which results from any work performed by Employee for Company, shall belong exclusively to Company and shall be deemed a part of the Confidential Information for purposes of this Agreement. Employee hereby assigns and agrees to assign to Company all rights in and to such Confidential Information whether for purposes of obtaining patent or copyright protection or otherwise. Employee shall acknowledge and deliver to Company, without charge to Company (but at its expense) such written instruments and do such other acts, including giving testimony in support of Employee's authorship or inventorship, as the case may be, necessary in the opinion of Company to obtain patents or copyrights or to otherwise protect or vest in Company the entire right and title in and to the Confidential Information.

(b) Non-competition. During the Term, Employee agrees that he shall not enter into or engage, directly or indirectly, whether on his own account or as a shareholder (other than as a less than 2% shareholder of a publicly-held company), partner, joint venture, employee, consultant, advisor, and/or agent, of any person, firm, corporation, or other entity, in any or all of the following activities: Exception letter drafted prior to employment to identify exceptions due to pre-existing equity positions.

(i) Engaging in Company Business in the United States;

(ii) soliciting the past or existing customers, clients, suppliers, or business patronage of Company or any of its predecessors, affiliates or subsidiaries, or use any Confidential Information (as defined in Section 5(a)) for the purpose of, or which results in, competition with Company or any of its affiliates or subsidiaries;

(iii) soliciting the employment of any employees of Company or any of its affiliates or subsidiaries; and

(iv) promoting or assisting, financially or otherwise, any person, firm, association, corporation, or other entity engaged in the Company Business in the United States.

(c) Injunctions. It is agreed that the restrictions contained in this Section 5 are reasonable, but it is recognized that damages in the event of the breach of any of the restrictions will be difficult or impossible to ascertain; and, therefore, Employee agrees that, in addition to and without limiting any other right or remedy Company may have. Company shall have the right to an injunction against Employee issued by a court of competent jurisdiction enjoining any such breach without showing or proving any actual damage to Company.

(d) Employee also agrees, acknowledges, covenants, represents and warrants as follows:

(i) That he has read and fully understands the foregoing restrictions and that he has consulted with a competent attorney regarding the uses and enforceability of restrictive covenants;

(ii) that he is aware that there may be defenses to the enforceability of the foregoing restrictive covenants, based on time or territory considerations, and that he knowingly, consciously, intentionally and entirely voluntarily, irrevocably waives any and all such defenses and will not assert the same in any action or other proceeding brought by Company for the purpose of enforcing the restrictive covenants or in any other action or proceeding involving him and Company;

(iii) that he is fully and completely aware that, and further understands that, the foregoing restrictive covenants are an essential part of the consideration for Company entering into this Agreement and that Company is entering into this Agreement in full reliance on these acknowledgements, covenants, representations and warranties; and

(iv) that the existence of any claim or cause of action by him against Company, if any, whether predicated upon this Agreement or otherwise, shall not constitute a defense to the enforcement by Company of the foregoing restrictive covenants which shall be litigated separately.

(e) If period of time and/or territory described above are nevertheless held to be in any respect an unreasonable restriction (after giving due consideration to the provisions of Section 5(d) above), then it is agreed that the court so holding may reduce the territory to which the restriction pertains or the period of time in which it operates or may reduce both such territory and such period, to the minimum extent necessary to render such provision enforceable.

(f) The obligations described in this Section 5 shall survive any termination of the Agreement or any termination of the employment relationship created hereunder for the maximum period of time said obligations may be legally enforced.

     (6)  Inventions and Creations.

(a) Employee agrees that all inventions, discoveries, developments, improvements, ideas, distinctive marks, symbols or phrases, copyrightable creations, works of authorship, mask works and other contributions including but not limited to software, advertising, design, artwork, manuals and writings (collectively referred to as "Creations"), whether or not protectable by statute, which have been, or are in the future conceived, created, made, developed or acquired by Employee, wither individually or jointly, while employee is retained by Company and relate in any manner to Employee's work for Company, the research or business of Company or fields into which the business of Company may extend, belong to Company. Employee hereby sells, assigns, and transfers to Company exclusively and irrevocably, without further compensation, all ownership, title and rights in and to all of the Creations. Employee further agrees to promptly and fully disclose the Creations to Company in writing, if requested by Company, and to execute and deliver any and all lawful applications, assignments and other documents which Company requests for protecting the Creations in the United States or any other country. Company shall have the full and sole power to prosecute such applications and to take all other actions concerning the Creations, and Employee agrees to cooperate fully, at the expense of Company, in the preparation and prosecution of all such applications and any legal actions and proceedings concerning the Creations.

(b) Employee agrees and warrants that the Creations will be Employee's original work and will not improperly or illegally incorporate any material created by or belonging to others.

(c) Employee agrees to and does hereby sell, assign, convey and transfer to Company any and all manuscripts, programs, writings, pictorial materials, originals, camera-ready copies, and all drafts and notes of the Creations, regardless of the media in which they might exist, and to provide these materials to Company promptly whenever requested by Company and upon completion of the Agreement, and to execute documents, give testimony and otherwise cooperate fully with Company to establish and/or confirm Company's ownership, patent, copyright and/or trademark rights concerning the Creations.

(d) Without diminishing in any way the rights granted to Company above, if a Creation is described in a patent, copyright or trademark application, or is disclosed to a third party by Employee within two (2) years after Employee's employment with Company is terminated, Employee agrees that it is to be presumed that the Creation was conceived, created, made, developed or acquired by Employee during the period of his employment with Company, unless Employee can prove otherwise by clear and convincing evidence.

     7. Governing Law and Venue. Nevada law shall govern the construction and enforcement of this Agreement and the parties agree that any litigation pertaining to this Agreement shall be in courts located in Maricopa County, Arizona.

     8. Construction. The language in all parts of this Agreement shall in all cases be construed as a whole according to its fair meaning and not strictly for nor against any party. The Section headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. All terms used in one number or gender shall be construed to include any other number or gender as the context may require. The parties agree that each party has reviewed this Agreement and has had the opportunity to have counsel review the same and that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not apply in the interpretation of this Agreement or any amendment or any exhibits thereof.

     9. Non-eligibility of Employee's Rights and Company Assignment Rights. The obligations, rights and benefits of Employee hereunder are personal and may not be delegated, assigned or transferred in any manner whatsoever, nor are such obligations, rights or benefits subject to involuntary alienation, assignment or transfer. Upon reasonable notice to Employee, Company may transfer Employee to an affiliate of Company, which affiliate shall assume the obligations of Company under this Agreement. This Agreement shall be assigned automatically to any entity merging with or acquiring Company or its business.

     10. Assignment. This Agreement and the respective rights, duties and obligations of Employee hereunder may not be assigned or delegated by Employee.

     11. Severability. In the event any term or provision of this Agreement is declared by a court of competent jurisdiction to be invalid or unenforceable for any reason, this Agreement shall remain in full force and effect, and either (a) the invalid or unenforceable provision shall be modified to the minimum extent necessary to make it valid and enforceable or (b) if such a modification is not possible, this Agreement shall be interpreted as if such invalid or unenforceable provision were not a part hereof.


12. Attorney's Fees. Except as otherwise provided herein, in the event any party hereto institutes an action or other proceeding to enforce any rights arising out of this Agreement, the party prevailing in such action or other proceeding shall be paid all reasonable costs and attorneys' fees by the non-prevailing party, such fees to be set forth by the court and not by a jury and to be included in any judgment entered in such proceeding.

13. Consideration. It is expressly understood and agreed that this document sets forth the entire consideration for this Agreement, and that said consideration for this Agreement is contractual and not a mere recital.

14. Construction. This Agreement is a negotiated agreement and any documents delivered pursuant hereto shall be construed without regard to the identity of the persons or entities who or which drafted the various provisions thereof. Every provision of this Agreement and such other employment-related documents shall be construed as though all parties participated equally in the drafting thereof. Any legal rule of construction that a document is to be construed against the drafting party shall not be applicable and is expressly waived by Company and Employee.

15. Counterparts. This Agreement may be executed in any number of counterparts, all such counterparts shall be deemed to constitute one and the same instrument, and each of said counterparts shall be deemed an original hereof.




16. Captions. The captions used in this Agreement are inserted for convenience only and shall not affect the meaning or construction of this Agreement.

17. Notices. All notices required or permitted hereunder shall be in writing and shall be deemed duly given upon receipt if either personally delivered, sent by certified mail, return receipt requested, or sent by a nationally-recognized overnight courier service, addressed to the parties as follows:


If to Company:      SunnComm, Inc.
                    668 N. 44th Street, Suite 220
                    Phoenix, Arizona 85008
                    Attn: General Counsel


If to Employee:          William Howard Whitmore, Jr.
                    9098 E. Ludlow Drive
                    Scottsdale, AZ 85260
                    480-661-5845


or to such other address as any party may provide to the other in accordance with this Section.

18. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof (i.e., Employee's employment by Company) and supersedes all prior or contemporaneous understandings or agreements in regard thereto; provided, however, that (except as otherwise set forth herein) this Agreement shall not affect or supersede any rights of Company under any other contracts or other agreements between or otherwise involving the parties, any restrictive covenants or any similar agreements. No modification or addition to this Agreement shall be valid unless in writing, specifically referring to this Agreement and signed by all parties hereto. No waiver of any rights under this Agreement shall be valid unless in writing and signed by the party to be charged with such waiver. No waiver of any term or condition contained in this Agreement shall be deemed or construed as a further or continuing waiver of such term or condition contained in this Agreement shall be deemed or construed as a further or continuing waiver of such term or condition, unless the waiver specifically provides otherwise.

     IN WITNESS WHEREOF, the parties have executed this Agreement on the _26 th_ day of January , 2001.

SUNNCOMM, INC.,                         EMPLOYEE:
a Nevada corporation


By:  ____________________________       ____________________________
     Peter H. Jacobs,  President        William Howard Whitmore, Jr.


                                 Exhibit 10.15
                      ASSIGNMENT AND ASSUMPTION AGREEMENT

THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (this "Agreement") is made and entered into this 14th day of June, 2000, by and among DESERT WINDS ENTERTAINMENT CORPORATION, a Nevada corporation ("Assignor"), DESERT ENTERTAINMENT, INC., an Arizona corporation ("Assignee"), and MICHAEL PALOMA ("Guarantor").

AGREEMENT

NOW THEREFORE, in consideration of the mutual covenants and promises of the parties provided for in this Agreement, the parties hereto agree as follows:

1. Assignment: Assignor hereby irrevocably sells, transfers and assigns to Assignee all of Assignor's right, title and interest to all assets set forth on Exhibit "A" attached hereto and incorporated herein (the "Assets").

2. Assumption and Indemnification: Assignee hereby accepts from Assignor all of Assignor's right, title and interest in and to the Assets. Assignee and Guarantor further agree to assume responsibility for any and all liabilities and obligations of Assignor arising out of any actions or inactions of Assignor and Guarantor on or before the date hereof, whether contingent, non-contingent, liquidated, unliquidated, written, oral or otherwise. Assignee and Guarantor hereby agree to indemnify, defend and hold Assignor harmless for, from and against any and all loss, expense or liability and from all claims of liability of any kind whatsoever, including reasonable attorney's fees and costs, arising out of any liability or obligation assumed by Assignee and Guarantor under this Agreement.

3. Governing Law: This Agreement shall be governed by and construed in accordance with the laws of the State of Arizona.

4. Additional Actions and Instruments: The parties hereto will, from time to time upon written request, take such actions and execute and deliver such instruments reasonably necessary to effect the intent of this Agreement.

5. Counterparts: This Agreement may be executed simultaneously in counterparts, each of which shall be deemed an original, and all of which, together, shall constitute one and the same document.

6. Binding Effect: This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above-written.



ASSIGNOR:

DESERT WINDS ENTERTAINMENT
CORPORATION, a Nevada corporation

By: _____\s\_Peter Jacobs_________
Peter Jacobs, its President

ASSIGNEE:

DESERT ENTERTAINMENT, INC.,
an Arizona corporation

By:____\s\__Michael Paloma____________
Michael Paloma, its President

GUARANTOR:

_____\s\____Michael Paloma___________
Michael Paloma





Exhibit 10.16

Consulting Agreement between Mr. Stephen H. Burg and the Company


SB CORPORATE CONSULTING
3257 Winged Foot Drive
Fairfield, CA 94533


MEMORANDUM


TO:       Michael Paloma
Peter Jacobs
FROM:     Stephen F. Burg
RE:       Desert Winds Corporate Status
DATE:          March 17, 2000

ASSIGNMENT:

To review all material pursuant to corporate matters. Ascertain situation and develop, implement and supervise and facilitate a plan to bring the Company to a stage of preparedness, including retaining auditors and counsel for acceptance by the SEC and to file a Form 10 in full compliance as preparation for acceptance onto a major stock exchange.

To make certain Mr. Paloma, as well as all other officers and directors, are financially and legally protected pursuant to any and all situations arising from corporate matters in the best possible manner. To facilitate the creation of an ISOP for the benefit of Mr. Paloma and Mr. Jacobs within the appropriate envelop, and to create an ESOP for company employees who remain faithful to the company.

Program to be designed to allow Chairman Paloma to concentrate and focus his talents on the entertainment portion of the business (which is the company profit center at this time) and to allow President Jacobs the opportunity put in place long term policies for continuing successful operations and growth of the public company.

TIMELINE:

This should be approached on a month to month basis, with defined goals and timelines. An outline is presented below with an initial assessment of the projects necessary to be accomplished as quickly as possible. These are placed in order of highest priority to those issues which have the highest level of legal exposure to the Officers Directors and/or major shareholders (investors).

A continuing relationship is available on a month-to-month basis at the direction of President Jacobs. Mr. Burg, of SB Corporate Consulting, Inc. shall openly consider any corporate positions Mr. Jacobs wishes him to accept, and indicates a willingness on behalf of SB Corporate Consulting to review and discuss all possibilities as the new corporate structure evolves.

PROJECTS AND ISSUES:

Phase I. March 16 to April 30

This timeline represents the companies determination of the most urgent matters which must be dealt with to get the Company back to a steady "legal status" with the SEC, DTC and NASD. It is also essential that programs be developed at this stage which will best "protect" the involved parties from any unwanted findings by legal authority.

1. Find new transfer agent and get all records from Holladay Transfer to New Agent.

2. Address the "Skip" Moseley situation: Find location of two, 100,000 share certificates and either replace them or get them immediately cleared by transfer agent.

3. Address and solve the problems with the balance of the outstanding shares being held by Holladay Transfer to either get them cleared or reissued. Approximately 6 certificates.

4. Review and clean up all outstanding shares so that the books and records of the Company reflect properly issued shares.

5. Conduct shareholder interviews where necessary to make sure all shareholders are comfortable with the company and that the process is in place for the future.

6. Reconcile all press releases that are public with actual circumstances and current situations within the Corporate Structure. If there are items outside the corporate structure, properly deal with those as well.

7. Identify bookkeeping and audit circumstances to date. Recover all books and records, accounting documents, etc. from RTT Transfer in Vacaville, CA. Review financial information pursuant to creation of an accurate, unaudited financial statement.

Phase II. May 1 to May 31, 2000

1.   Complete gathering of all necessary Form 10 information.

2. Start writing the M & A information to be reviewed by management and included in the Form 10 filing.
3.   Complete unaudited financial statements.

4.   Retain and supervise SEC qualified Audit

5. Continue to review and develop proper corporate structure for legal protection, and to create appropriate tools for the financial benefit of the "insiders".

Phase III. June 1 to June 30, 2000

1. Continue to develop Form 10 information and deliver Documents for processing, completion and filing with the SEC.

2.   Retain qualified SEC Counsel.

3. Continue preparation of the SEC qualified audit process and prepare for the delivery of completed audits to SEC Counsel.

4. Develop ISOP, ESOP and other programs for the benefit of the corporate growth and as a tool to attract highly qualified employees.

Phase IV. July 1 to the Point of a Form SB-2 or similar registration filing

1.   Finalize all documentation required for the filing of a Form SB-2 2.

2. Complete name change and identity change from Desert Winds to another identity, including new cusip number, new name, new stock certificates, etc.

3.   Keep existing shareholder base intact.

4.   Review, identify and acquire new office space.

5. Complete registration statement and filing under a form SB-2 after the company as become effective as a full reporting company.

COSTS:

No long term agreement is proposed under this memorandum.

Initial cost to be $2,000 per week. A bonus of $30,000 shall be paid when, in the sole judgment of the Company, the reorganization and restructure of the Company has been completed. SB Corporate Consulting will be reimbursed for all reasonable expenses. Travel to and from Sacramento will be provided as required, as well as hotel and food accommodations when traveling.

Agreed to this 17th day of March, 2000



FOR DESERT WINDS ENTERTAINMENT
FOR SB CORPORATE CONSULTING

BY:____\s\___Peter H. Jacobs_________
Peter H. Jacobs, President


BY:___\s\___Stephen F. Burg_________
Stephen F. Burg, President




Exhibit 10.17

     CONSULTING AGREEMENT

THIS AGREEMENT, made this 18TH day of August, 2000 by and between: SunnComm Inc., 668 North 44th Street Suite 220 Phoenix, AZ 85008 (hereinafter referred to as the "Client") and Kenneth W. Fagan, 408 West Galer Street, Seattle, WA 98119 (herein after referred to as "Consultant")

WITNESSETH THAT:

WHEREAS, CLIENT requires broad corporate consulting services and desires to engage CONSULTANT to provide such services, as an independent contractor, and CONSULTANT is agreeable to contract to provide such services and the parties hereto desire a written document formalizing and defining their relationship and evidencing the terms and conditions of their agreement,

NOW THEREFORE, intending to be legally bound under the laws of the State of Arizona, and in consideration of the mutual promises and covenants contained herein after, the parties have agreed as follows:

     1.0  APPOINTMENT

CLIENT hereby appoints CONSULTANT as a business corporate consultant and hereby retains CONSULTANT, on the terms and conditions of this Agreement. CONSULTANT accepts such appointment and agrees to render said services upon the terms and conditions as set forth herein.

CLIENT further appoints CONSULTANT as a Special Advisor to the Board Of Directors (SAB) for the express purpose of review and advice of technical matters pursuant to CLIENT requirements, and understands the Board may, at its discretion, invite him to be added as a member of the Board.

     2.0  TERM

The term of this Agreement shall be for One (1) year beginning upon the date first written herein above and ending twelve (12) months thereafter.

3.0 SERVICES

Consultant agrees with Client that there are two major initiatives to be achieved if the proposed Company efforts are to succeed:
(a) Consultant will provide direct assistance in strategy development and partner negotiations to bring the SunX products to market in the audio, video, publishing, and most significantly, the software industry.
(b) Sign and assist in implementing the roll-out of at least three (3) major software vendors to a licensing deal. A "major" software vendor shall be classified as having revenues in excess of $25 million per year.

3.1 CONSULTANT shall act as advisor to Client to provide the following:
(a) Advise management on product development strategies, business relationships and hiring practices in order to get a product to market quickly with as much quality and marketability as possible.
(b) Meet with prospective partners and customers to represent the company as a senior advisor to management.
(c) Advise management and staff on staffing issues related to technology and marketing positions.
(d) Regular conference calls (suggesting a minimum of a weekly one hour conference call) to discuss the above matters with the appropriate Client staff and management.
(e) Attend quarterly board meetings as special advisor to the board (SAB).

3.2 CONSULTANT, in providing the foregoing services shall be responsible for all cost of providing said services with the exception of; a) out of pocket expenses as approved in advance by client; and b) travel between CONSULTANTS office and CLIENTS office and any travel costs for business requested by Client are the responsibility of the CLIENT. CONSULTANTS compensation set forth under paragraph 7.0 of this Agreement shall be deemed to include all other cost.


4.0  LIMITATIONS OF SERVICES

The parties hereto recognize that certain responsibilities and obligations are imposed by governing bodies or jurisdictions in which securities may be traded, and by the rules of the stock exchanges(s) governing the sale of CLIENTS securities, CLIENTS in-house "due diligence" or "compliance" procedures and by the "due diligence" or "compliance" departments of financial institutions which may deal in CLIENTS securities, accordingly CONSULTANT agrees:

4.1 CONSULTANT will NOT release any financial or other information about the CLIENT in advance of a proposed meeting or the format or agenda of such a meeting without CLIENT approval and CLIENT may elect to have a representative of CLIENT attend such Meeting(s).

4.2 CONSULTANT will NOT conduct any meeting without informing CLIENT in advance of any such proposed meeting or the format or agenda of such a meeting and CLIENT may elect to have a representative of CLIENT attend such Meeting(s).

4.3 CONSULTANT will NOT release any information about CLIENT to any selected or limited person(s), entity, or group if CONSULTANT is aware that such information has not been generally released or promulgated.

5.0  DUTIES OF CLIENT

5.1 CLIENT shall supply CONSULTANT, on a regular and timely basis, with all information approved by the CLIENT, for release to the public, about CLIENTS, management, its products, its operations and its financial reports or development status of any product. CLIENT shall also be responsible for alerting CONSULTANT of any facts which would materially affect the accuracy of information previously provided to CONSULTANT so that CONSULTANT may take immediate corrective action.

5.2 CLIENT shall contemporaneously notify CONSULTANT if any information being supplied to CONSULTANT has not be generally released or promulgated.


6.0  REPRESENTATION AND INDEMNIFICATION

6.1 CLIENT shall deemed to make a continuing representation of the accuracy of any and all material facts, information and data which it supplies to CONSULTANT and CLIENT acknowledges its awareness that CONSULTANT will rely upon such continuing representation in disseminating such information.

6.2 CONSULTANT, in the absence of notice in writing from CLIENT, will rely on the on the continuing accuracy of material, information supplied by CLIENT.


6.3 CLIENT hereby agrees to indemnify CONSULTANT against, and to hold CONSULTANT harmless from any claims, demands, suits, loss, damages, etc arising out of CONSULTANT'S reliance upon the accuracy and continuing accuracy of such facts, material, information unless CONSULTANT has been negligent in fulfilling the duties and obligations hereunder.

                    6.4 CONSULTANT agrees to indemnify and hold CLIENT and its director, officers and employees harmless from any legal action, claims, or investigations arising out of the conduct of CONSULTANT in performing its services hereunder unless such activity or activities are required by or done at the request of CLIENT.

7.0  COMPENSATION

7.1 For acting as a special advisor to the Board, CLIENT shall pay CONSULTANT on the first of each calendar month, beginning September 1, 2000, the sum of two thousand dollars ($2,000 USD) during the term of this agreement of any extension thereof.

7.2 For all special services not within the scope of this Agreement, CLIENT shall pay CONSULTANT such fee as, and when, the parties shall determine in advance of the performance of said special services to be provided to CLIENT, that such services are approved by CLIENT.

7.3 An initial payment of $2,500 was paid upon execution of a Memorandum of Understanding dated 8/18/00 between the parties of this agreement.

7.4 250,000 shares of common stock shall be made available to CONSULTANT upon terms and conditions of delivery mutually acceptable to both parties after CONSULTANT shall seek advice and direction from his Accountant and/or Attorney. The shares shall be delivered immediately upon formalizing this Agreement

7.5 750,000 options at a strike price equal to the share close price on August 21, 2000 (.22) common stock shall be made available to CONSULTANT upon terms and conditions of delivery mutually acceptable to both parties after CONSULTANT shall seek advice and direction from his Accountant and/or Attorney. The shares shall be delivered in the form decided upon by the parties as follows:

a) 34% to be issued upon the signing of the third (3rd) company licensing relationship pursuant to paragraph 3.0(b) above;
b) 66% to be issued upon the signing of the Company's first major licensing agreement with a large Independent Software Vendor (ISV) (such as Oracle, Microsoft, etc.).

8.0  BILLING AND PAYMENT

The monthly basic fee provided for in Paragraph 7.1 shall be due and payable on the first (1st) day of each contract month. Payment for out-of-pocket expenses (Paragraph 7) shall be due and payable upon submission of invoice to CLIENT by CONSULTANT.

9.0  RELATIONSHIP OF PARTIES

CONSULTANT is an independent contractor, responsible for compensation of its employees, agent and representatives, as well as all applicable withholding therefrom and taxes thereon (including unemployment compensation) and all workmens compensation insurance. This Agreement does not establish any partnership, joint venture, or other business entity or association between the parties and neither party is intended to have any interest in the business or the property of the other.

10.0  TERMINATION

This Agreement may be terminated by either party after twelve (12) months have lapsed, only in writing at least fifteen (15) business days prior to the expiration of current contract term. In the absence of notice this Agreement shall continue month to month until canceled by either party giving the other thirty (30) days written notice of cancellation.

11.0  ATTORNEY FEES

Should either party default in the terms or conditions of this Agreement and suit be filed for such default, the prevailing party shall be entitled to recover all cost incurred as a result of such default including all cost and reasonable attorney fees, expenses and court cost through trial and appeal.

12.0  WAIVER OF BREACH

The waiver by either party hereto of a breach of any provision of this Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach by the other party.

13.0  ASSIGNMENT

This Agreement is NOT assignable by Consultant. It shall not be assigned and if assigned will not inure to the benefit of such successors or assignee's. This agreement shall be binding upon CLIENT and any successors or assignee's.

14.0  NOTICES

Any notice required or permitted to be given under this Agreement shall be sufficient if in writing, and is sent by certified mail receipt requested, to the principal office of the party being notified.

15.0  ENTIRE AGREEMENT

This instrument contains the entire agreement of the parties and may be modified only by agreement in writing, signed by the party against whom enforcement of any waiver, change, modification, extension or discharge is sought. This Agreement shall be governed for all purposes by the laws of the State of Arizona, United States of America. If any provision of this Agreement is declared void, such provision shall be deemed severed from this Agreement, which shall otherwise remain in full force and effect.

     IN WITNESS WHEREOF, the parties hereto, intending to be legally bound, have executed this Agreement.


FOR SUNNCOMM, INC.                 FOR:  KENNETH W. FAGAN


By: /s/ Peter H. Jacobs                  By: /s/ Kenneth W. Fagan
   --------------------------            ------------------------------
   Peter H. Jacobs, President            Kenneth W. Fagan, Individually